2001 Genzyme General Annual Report

Innovative Products for Major Unmet Medical Needs


Genzyme Corp
02027681
AR/S





Making a Difference

Around the World through

- Our Commitment to Patients
- Our Expanding Manufacturing Infrastructure
- Our Successful Products and Broad Pipeline

In 2001, **Genzyme Corporation** marked its 20th anniversary. We firmly believe that our growth and successes are the product of a clear set of values that were intrinsic to our early vision and that have evolved to sustain us over two decades. We expect that these fundamental values will continue to guide us into the future.

Around the world, Genzyme's 5,200 employees are united by our common and constant commitment to patients. As individuals and as a company, we turn our talents and efforts to making a major positive impact on the lives of patients with difficult diseases. This commitment gives us a sense of urgency that propels us to develop and deliver therapies and diagnostics, to insist on excellence, and to act with integrity and openness. It also underlies our entrepreneurial culture and global organization, encouraging us to come together in diverse and productive teams. Above all, it inspires each one of us with the knowledge that every day, in any circumstance, each individual can make an important, beneficial difference.

Genzyme Corporation

Genzyme General



Genzyme Biosurgery



Genzyme Molecular Oncology



Genzyme General, one of the three divisions of Genzyme Corporation, develops and commercializes innovative solutions for major unmet medical needs of patients with genetic and serious debilitating diseases. With five therapeutic products on the market and a robust pipeline, we are helping to improve the quality of patients' lives worldwide. Our genetic testing services and diagnostic products enable us to have a positive effect on the full spectrum of patient care.

Cover: Cerezyme is helping Gaucher disease patients around the world, including 11-year-old Iliana Negrete of Mexico and 9-year-old Jefferson da Silva S. Ferreira (pictured above) of Brazil.

CONTENTS

GENZYME GENERAL FINANCIAL HIGHLIGHTS

- In 2001, Genzyme General stock was added to the S&P 500 Index, signaling that the financial markets recognize our contributions to health care and the economy.

- We have become a diversified, multiproduct business. Dependence on our initial therapeutic product, Cerezyme, at $570 million, decreased to 58% of total revenue in 2001 from 71% in 2000. During the same period, Renagel, at $177 million, rose to 18% of revenue from 7%.

- Our diagnostic products and services business grew by 23% to $151 million in 2001, driven by increasing sales volume for our industry-leading cystic fibrosis screen and rapid test products.

(Dollars in thousands, except per share data)	**2001**	2000	1999	1998	1997
Summary of Operations					
Revenues	**$ 981,926**	$ 752,483	$ 635,366	$ 569,319	$496,368
Product and service gross profit	**735,445**	550,415	477,992	392,130	303,250
Operating profit	**92,150**	143,480	223,889	189,356	126,283
Net income allocated to Genzyme General stock	**44,543**	121,455	149,360	121,053	77,435
Earnings per share*	**$ 0.21**	$ .68	$ .85	$ .74	$ 0.49
Financial Position					
Cash and investments	**$1,041,500**	$ 531,326	$ 513,905	$ 556,097	$192,222
Working capital	**478,191**	438,733	487,561	381,685	273,697
Total assets	**3,225,254**	2,499,053	1,399,583	1,410,391	960,490
Long-term obligations	**606,926**	455,684	272,702	357,214	118,713
Division equity	**$2,280,352**	$1,750,280	$1,007,614	$ 939,967	$745,895

*Reflects 2-for-1 split of Genzyme General stock in June 2001. Based on net income per share allocated to Genzyme General stock.


Revenues
($ in millions)
$1,000
$800
$600
$400
$200
$0
97
98
99
2000
2001
1999 and 2000 include Renagel revenue.


Diluted Earnings per Share
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
97
98
99
2000
2001*
Before special items and amortization;
* Reflects 2-for-1 stock split in June 2001.


Gross Profits
($ in millions)
$800
$700
$600
$500
$400
$300
$200
$100
$0
97
98
99
2000
2001

TO OUR SHAREHOLDERS



In 2001, Genzyme embarked on its third decade with confidence. In our earlier years, we developed an approach to business based on a set of fundamental values that continue to guide us today. We have acted on our belief in innovation, entrepreneurship, collaboration, and teamwork. Above all, we have trusted in and built on the power of the individual. We have defined our mission clearly, tackling very serious health conditions where we can make a major positive impact on patients' lives. And we seek to treat patients everywhere in the world, knowing that to choose among them would diminish our purpose and drive. I believe that adherence to our values is today yielding benefits for all our stakeholders.

Strength through diversification

We will look back on 2001 as the year that Genzyme General emerged as a truly diversified biopharmaceutical business. Our revenue base now comprises a broad group of products touching the full spectrum of patient care. Renagel's success is growing rapidly, we are expanding our line of therapeutic products for lysosomal storage disorders, and sales in our diagnostic products and genetic testing business units are increasing by double digits. Due to the strength of this diversified product platform, we ended the year with more than $1 billion in cash and investments and were selected by Standard & Poor's for inclusion in the S&P 500 Index. The S&P 500 is widely regarded as the standard for measuring large-cap stock performance in the United States, and our inclusion is a testament both to our solid financial footing and to our important contribution to the U.S. economy.

Delivering innovation

Our business is innovation, not incrementalism. Genzyme General is committed to making a major positive difference to patients' lives. In so doing, we benefit society and our business grows accordingly. Take Renagel, our calcium-free phosphate binder for hemodialysis patients. Although still in the early stages of adoption, particularly outside the United States, this product more than doubled its sales growth for the second consecutive year and is expected to post 50 percent growth in 2002. We are investing in clinical studies designed to demonstrate the long-term impact of Renagel on patients' morbidity and mortality.

A similar level of innovation is evident in all our businesses. Our industry-leading genetic test for cystic fibrosis screens for 87 mutations, and its sales doubled in 2001 after the American College of Obstetricians and Gynecologists recommended universal prenatal screening for CF. In addition, Thyrogen and WelChol continue to gain market share.

We keep building on our experience in order to bring life-changing enzyme replacement therapies to patients with lysosomal storage disorders. In 2001, Fabrazyme was approved in the European Union for the treatment of Fabry disease, and we are anticipating approval in the United States this year. In early 2002, together with our joint-venture partner BioMarin, we filed for regulatory approval for Aldurazyme, a treatment for MPS I. We are also taking aim at Pompe disease, pursuing alternative approaches to develop a therapeutic that will provide the largest benefit to those with this often-fatal disorder.

Our pace of innovation and discovery is accelerating. It took a full decade for us to bring our first product to market. In our second decade, we commercialized and acquired four more products. But now, in just the next three years, we plan to bring at least three new products to the patients who need them so greatly. This level of productivity is the result of our broad experience over 20 years, investments in internal research and development and infrastructure, and acquisitions of late-stage product candidates. In the last five years alone, our spending on research and development totaled $608 million. We have four products in phase 2 clinical trials, including therapeutics for scleroderma and *C. difficile* colitis.

Global initiatives

We aim to treat all patients whom our products can help, and we have long been committed to widespread operations. We have an established presence in 40 locations around the world, and we treat patients in 65 countries. In Japan, we remain the only biotechnology company to have had therapeutic products approved without a local partner. In 2001, we expanded and strengthened our presence in Latin America with the acquisition of Lisfarma and the subsequent approval of Renagel in Brazil. We also began to treat Gaucher disease patients in Ecuador, Haiti, Morocco, and Vietnam, expanding our commitment to patients in 13 developing countries. This is a humanitarian effort, for it will be many years before these economies can support reimbursement, but we see this Gaucher Initiative as simply the right thing to do.

Europe is the focus of much of our current activity. We are investing significant capital to expand our global manufacturing capacity with three major developments in Europe. While this manufacturing initiative will temporarily reduce free cash flow, it will support dramatic financial growth after these facilities are operational. We currently employ nearly 1,000 people in Europe, and we are actively seeking European partners with strong research and development initiatives.

A broad purview

We have developed and commercialized our five current therapeutic products in an environment of increasing regulation, gaining experience in moving innovative products successfully through regulatory reviews and approvals in the United States, Europe, Japan, Canada, and Latin America. Because I am acutely aware of the importance of proper financial and leadership support for the U.S. Food and Drug Administration, I am chairing the Biotechnology Industry Organization group seeking reauthorization of the Prescription Drug User Fee Act. As more and more products reach the regulatory review stage, it is clear that without such support society will fail to benefit from the full value of the biotechnology revolution.

The legacy of 2001

I believe that in the face of the inhumane acts of September 11, 2001, society needs more than ever to promote innovation and positive action, embrace globalism, and practice compassion. I am proud that Genzyme pulled together in the days following to keep our important work on track. In particular, the employees of Genzyme Genetics took extraordinary initiative and responsibility to protect patient samples and to keep their time-sensitive tests on schedule even without the air delivery system on which they customarily depend.

Genzyme suffered its own unique loss on September 11, when Lisa Raines, our senior vice president of government relations, was killed in the crash of United Airlines Flight 77. Lisa joined Genzyme in 1993 to open our Washington, D.C., office, and she was a highly valued and respected advisor who exerted broad influence on Genzyme, our industry, and many of the most important legislative and policy decisions affecting biotechnology. Her work is now being continued by Mary McGrane, who has served ably in our Washington office since 1999.

Many people contribute to advancing our quest to bring innovative therapies and diagnostics to patients. All of their varied contributions are essential, and we take none of them for granted. I would like to extend my personal thanks to our employees for their dedication and compassion, to our shareholders for their support, and the many others — research and commercial partners, financial organizations, patients and advocacy groups — who make such progress possible. Your efforts will make Genzyme's future even more exciting and productive than its first 20 years.

Sincerely,

Henri A. Termeer
Chairman, President, and Chief Executive Officer

March 25, 2002

IMPACT ON PATIENTS' LIVES

Driven by our commitment to


thayer street
Bobby From Boston

Improving quality of life — a breakthrough for kidney dialysis patients

Renagel® (sevelamer hydrochloride) is a non-absorbed polymer that reduces elevated phosphorus levels in hemodialysis patients. Unlike other phosphate binders used by the world's one million dialysis patients, Renagel is free of both aluminum and calcium, which carry risks. In particular, independent studies have associated calcium with increased cardiovascular morbidity. As we continue to invest in additional studies to demonstrate the extent of Renagel's clinical advantages, more than 100,000 patients, including cousins Mark Chandler (left) and Bobby Garnett in Boston, are benefiting from this unique therapy.



Expanding access — creative strategies to bring treatments to patients

To provide faster access in Brazil, in April 2001 we purchased Lisfarma Importação, Exportação e Comércio Ltda. of Sao Paolo. Within one year, we gained marketing approval for Renagel in Brazil — the world's fourth-largest potential market for this product, with approximately 50,000 dialysis patients. Dane Bedward, vice president and general manager of Genzyme Americas, notes, "Obtaining regulatory approval to market Renagel in Brazil in just four months — a fraction of the projected two years — was a pivotal event in bringing this treatment to patients here and throughout Latin America."

people living with challenging diseases



Currently treating patients in more than 60 countries — and finding faster and better ways to bring innovative therapies to patients around the world.



Pioneering technologies —
applying the Renagel platform to *C. difficile* colitis

Renagel's polymer technology, developed by GelTex Pharmaceuticals, which was acquired by Genzyme in December 2000, holds promise for other diseases. Currently, we are conducting a phase 2 clinical trial of a polymer treatment for *C. difficile* colitis, which has been characterized in the *New England Journal of Medicine* as "a scourge in our hospitals." This severe form of colitis affects approximately 600,000 patients annually in the United States. Because it is rampant in hospitals and nursing homes, the patients are most often ill or frail and elderly when they contract it. These factors result in hospital stays that are extended by 5 to 10 days and in about 5,000 deaths each year. Current treatment with antibiotics yields poor results, including relapse and lack of response, and fuels the growing concern about antibiotic resistance. In recognition of the severity of this disease and the inadequacy of existing therapy, the U.S. Food and Drug Administration granted Fast Track designation to our development program.

IMPACT THROUGH GLOBAL

Waterford, Ireland
Acquired 31 acres with 120,000-square-foot building shell in 2001. Build-out of shell for Renagel tableting and administrative and quality functions to be completed in 2002. Construction of 70,000-square-foot biological finishing facility began in March 2002.



Haverhill, United Kingdom
Began building two new large-scale bulk material facilities for Renagel in 2001. By 2003, production capacity will be 20 times greater than in 1998, when Renagel production began at this site.



Geel, Belgium
Pilot plant and partially completed manufacturing facility acquired in 2001. Both will produce protein products, including antibodies. Antibody manufacturing operations expected to begin in 2004 to support clinical trials.



In 2001, Genzyme General initiated a $400 million strategic expansion program for its global manufacturing facilities to ensure product supply and quality for patients. Europe is a focal point, with new and expanded facilities underway in Belgium, Ireland, and the United Kingdom. This program will help guarantee that we have the capacity to support the growth of current products, particularly Renagel, as well as innovative new products coming to market. This expansion is accompanied by worldwide initiatives to further strengthen company standards in safety, quality, and environmental management.

Our expansion program is multifaceted, including greater productivity within current plants, construction of new facilities on existing sites, and acquisition of facilities and land for development. Our Haverhill plant in the United Kingdom, to which we added Renagel bulk material (sevelamer) production in 1998, more than quadrupled capacity by the end of 2001 through process improvements and the addition of a second production line. In 2001, we began construction at Haverhill of two new bulk material plants, which will come on line in 2002 and 2003.

Also in 2001, we purchased a site in Waterford, Ireland, in order to bring Renagel

MANUFACTU RING CAPABILITIES

Expanding worldwide infrastructure

$400 million in new strategic investments to support growth in products on the market and in our pipeline.

Allston, Massachusetts
Expansion of protein production capacity by 50% begun in 2001 to add two new products, Fabrazyme® (agalsidase beta) and a Pompe therapeutic.



Santa Fe, New Mexico
Added new testing platform for cancer to existing capabilities in cytogenetic, biochemical, and molecular (DNA) testing at our largest full-service genetic testing lab in early 2002.



San Diego, California
Expanded our position in diagnostic rapid tests for point-of-care markets through the 2001 acquisition of Wyntek Diagnostics, with its strength in rapid test development, scale-up, and manufacturing and its new, state-of-the-art plant.



tableting in-house. Haverhill will ship bulk product to Waterford for tableting and distribution. Waterford will also finish bulk biologics from our recently acquired facility in Geel, Belgium, including the human antibody therapy that we are developing for scleroderma. Eventually, Waterford will produce bulk synthetic molecules as well as finished goods.

At our plant in Liestal, Switzerland, we produce lipids, peptides, and amino acid derivatives for pharmaceutical manufacturers worldwide. In 2001, we doubled Liestal's peptide production and research and development capabilities.

IMPACT OF SCIENCE, DEVELOPMENT,



Science — multiple technology platforms for new and next-generation therapeutics



Development — depth in lysosomal storage disorders

We have the scientific expertise to bring multiple approaches to bear on diseases where we have or are developing centers of excellence, including lysosomal storage disorders and renal diseases. Even when we have a highly successful marketed therapy, such as Cerezyme® (imiglucerase for injection), we continue to seek ways to improve it, supplement it, or make it more convenient for patients. We are aggressively developing new and next-generation therapies using recombinant proteins, polymers, gene therapy, small molecules, and cell-based therapy. We have explored multiple platforms for treating Pompe disease, conducting two clinical trials and considering a third to evaluate approaches to the infantile form of the disease, which affects young children like Kelsey Assink and her baby sister, Megan, of Hudsonville, Michigan, shown here with their mother, Deb.

We are leveraging our two decades of experience to develop innovative new therapies for lysosomal storage disorders. Building on our landmark enzyme replacement therapy for Gaucher disease in 1991, we now have a treatment for Fabry disease on the market in Europe and Australia and are awaiting approval in the United States and Canada. Genzyme and BioMarin have filed for approval to market Aldurazyme™ (laronidase) for MPS I in Europe and will begin our submission in the United States in 2002 so that we may offer Aldurazyme to patients such as Madison, Laynie, and Spencer, the three children of Steve and Amy Holland of Fort Worth, Texas. In 2002, we expect to file an Investigational New Drug (IND) application to begin a clinical trial of an enzyme replacement therapy for Type B Niemann-Pick disease.

AND CLINICAL PROGRAMS

Clear strategic focus and broad-based approach

Drawing on our solid foundation in science, experience in development, and clinical infrastructure to advance product candidates rapidly and efficiently.



Clinical and regulatory programs — finding the fastest route for the best products

Because Genzyme General concentrates on innovative therapies, we are well-equipped to meet the unique clinical and regulatory challenges that each disease and therapy presents. The sheer volume of our experience — about 70 trials are in process worldwide at any one time — enables us to work productively with principal investigators and regulators around the globe. In August 2001, Fabrazyme was approved in the European Union, enabling Alan Edwards of Hertfordshire, United Kingdom, and other Fabry patients to live more normal lives.

During 2001 and early 2002, we conducted clinical trials on many therapeutic product candidates in the United States, the European Union, Japan, Canada, Australia, Brazil, Uruguay, and several central and eastern European countries. We invest in clinical studies not only to establish safety and efficacy, but also to define the full benefit of a therapy and explore improvements.

We have also invested in initiatives to streamline our clinical and regulatory process. We initiated electronic regulatory filings in 1999. In addition to speeding the process, this format also helps us to file simultaneously in different jurisdictions. Currently, we are expanding our capabilities for capturing data electronically during clinical trials, which can significantly shorten the time necessary to collect and analyze data from a trial.

PRODUCTS ON THE MARKET

In 2001, Renagel fueled our growth as we continued to demonstrate and communicate clinical benefits, made significant progress in extending reimbursement coverage, and entered new markets. This life-changing product for dialysis patients with end-stage renal disease is now sold in the United States, the European Union, Israel, Canada, and Brazil. Revenues leaped to $177 million in 2001 from $56 million in 2000.

Virtually all of the world's one million end-stage renal disease patients take phosphate binders. Renagel, in contrast to the vast majority of these binders, does not contain calcium, which has been associated with increased risk of cardiovascular disease and death in an independent study. We are investing in post-marketing studies of Renagel with the aim of demonstrating its full range of benefits. Data from a treat-to-goal study completed in June 2001 were so compelling that we elected, at the recommendation of our investigators and medical advisory board, not to pursue a planned two-year extension to the study. The study met its objectives in comparing Renagel with calcium-based phosphate binders and evaluating cardiovascular calcification in dialysis patients. We have enrolled more than 2,000 patients in the world's largest morbidity and mortality study of dialysis patients. Another study is looking into the benefits of using Renagel earlier in the treatment of dialysis patients. Later this year, we expect the Kidney Disease Outcome Quality Initiative to recommend lower serum phosphate levels in guidelines establishing protocols for dialysis patients, further increasing demand and access.

For more than a decade Ceredase/Cerezyme has been the only safe and effective treatment for Type 1 Gaucher disease. In 2001, the therapy generated revenues of $570 million. It replaces the deficient enzyme and prevents the debilitating effects of the disease — spleen and liver problems, anemia, bone deterioration, bleeding, bruising, and fatigue. Approximately 3,300 patients in 65 countries benefit from the treatment. We are now investigating enhancements to Cerezyme, such as different dosing frequencies and home infusion, that may increase convenience for Gaucher patients.

Fabrazyme for Fabry disease is our second enzyme replacement therapy for a lysosomal storage disorder. We started marketing Fabrazyme in Europe in 2001, and we anticipate U.S. approval in 2002. We completed a clinical trial of Fabrazyme in Japan and plan to file a New Drug Application in 2002. Fabry disease causes organ complications leading to kidney failure, heart disease, and stroke.

We began marketing Thyrogen® (thyrotropin alfa for injection) in Europe in 2001, launching country by country as pricing and reimbursement approvals are obtained. Marketed in the United States since 1998, Thyrogen is used in follow-up screenings of thyroid cancer patients who have had their thyroid glands removed. With Thyrogen, patients are no longer required to suspend thyroid supplements before their screenings, escaping the effects of hypothyroidism, which include fatigue, depression, and weight gain. Currently, we are investigating additional indications for Thyrogen, such as multinodular goiter.

WelChol™ (colesevelam hydrochloride) is the second product from the GelTex polymer technology platform. This non-systemic medication helps lower high levels of LDL cholesterol. First marketed in the United States by Sankyo Pharma in mid-2000, WelChol successfully gained market share in its first full year, providing a significant royalty stream. We plan to file for marketing approval in the European Union in 2002.

Therapeutics

Five marketed products at different stages of growth, benefiting patients around the world.

Renagel
This unique calcium-free, aluminum-free phosphate binder is achieving wide acceptance for treating hemodialysis patients with end-stage renal disease. We expect sales of $260-$280 million in 2002.

Renagel Revenue Growth

$177 million



56
21
0.3
98*
99*
2000*
2001

*Includes revenue from joint venture

Cerezyme
Has improved the lives of 3,300 Gaucher disease patients around the world. With its predecessor, Ceredase, this treatment has been marketed for more than 10 years and continues steady growth.

Fabrazyme
Treats the enzyme deficiency that causes Fabry disease. Approved in Europe in 2001. Approval in the United States anticipated in 2002.

Professional triathlete and Thyrogen patient Karen Smyers of Lincoln, Massachusetts, confronted thyroid cancer with her typical upbeat attitude. The long-time champion resumed training after her 1999 surgery and, with the help of Thyrogen, continues to be a winner. Karen, the 2001 USA Triathlon Elite National Champion, says, "I feel really lucky to be able to make a living doing something I love, with the support of my husband and daughter. In the grand scheme of things, my experience with cancer is just one more challenge."

Thyrogen
Used by thyroid cancer patients to help improve the follow-up screening process. Marketed in the United States since 1998 and launched in Europe, Brazil, Korea, and Australia in 2001. Additional indications are now under study.

WelChol
Helps lower LDL cholesterol. Marketed in the United States by Sankyo Pharma, WelChol generates a royalty stream for Genzyme General. We plan to file for marketing approval in Europe in 2002.

Diagnostics

Expanding in cancer detection and rapid tests.

In addition to its therapeutics, Genzyme General has an array of other products that benefit patients by diagnosing disease, assessing risk, and monitoring therapies. We are the largest provider of genetic testing services worldwide, performing more than 400,000 prenatal and cancer detection tests annually.

We are expanding our services in the fast-growing field of cancer detection. Already a leader in genetic tests for blood-based cancers, in late 2001 we launched a test for HER-2 status in breast cancer. At the end of the year, we obtained from Genzyme Molecular Oncology the diagnostic rights to dozens of proprietary cancer markers, which will broaden our pipeline with new specialized tests for a wide range of cancers.

In diagnostic products, we are increasing our focus on rapid tests. To speed our growth in this area, in June 2001, we acquired Wyntek Diagnostics, whose rapid test products have substantially enlarged our presence in the markets for infectious disease and pregnancy testing. This acquisition, which also brought a robust pipeline, an active research and development program, and a first-class manufacturing facility, provides a platform for us to expand our role as a leading supplier of diagnostic rapid tests for use both in and out of the hospital setting.

We are also expanding our line of cardiovascular diagnostic products. In 2002, we will bring our quantitative cardiac panel, a major new rapid test, to market. Currently in development is a rapid test designed to aid in the diagnosis of stroke and to support better management of stroke patients.

CF87 cystic fibrosis test

Our genetic test for cystic fibrosis is one of the most comprehensive in the industry, a quality that is particularly important in a multi-ethnic society. The demand for our test doubled following the September 2001 American College of Obstetricians and Gynecologists' recommendation that CF screening be made available to all pregnant women and couples considering pregnancy. We expect strong continued growth.



Rapid tests

We are building our franchise in rapid tests, which are performed at point of care, in a doctor's office or hospital. Because results are available immediately, appropriate treatment can begin sooner, reducing overall treatment costs. Our offerings in this higher-value market include infectious disease and pregnancy diagnostics, and we will launch a quantitative cardiac panel in 2002.

Genzyme General PRODUCT PIPELINE

Therapeutics	Research	Preclinical	Clinical Trials: Phase 1	Phase 2	Phase 3	Post-marketing
Cerezyme® — product enhancments						•
Renagel® — ESRD morbidity and mortality						•
*Fabrazyme® — Fabry disease**						•
Thyrogen® — ablation of thyroid cancer					•	
Aldurazyme™ — MPS I					•	
Renagel® to be sold in Japan by Chugai — dialysis					•	
AVONEX® — multiple sclerosis in Japan					•	
alpha-glucosidase — Pompe disease				•		
toxin binder — C. difficile colitis				•		
DX - 88 — hereditary angioedema				•		
anti -TGF beta — diffuse scleroderma				•		
Thyrogen® — goiter			•			
iron chelator — iron overload diseases			•			
next - generation Cerezyme		○				
small molecule — multiple sclerosis		○				
acid sphingomyelinase — type B Niemann-Pick disease		○				
small molecule — lysosomal storage disorders		○				
peptide therapy — pemphigus vulgaris		○				
anti-TGF beta — renal and other diseases		○				
gene therapy — AV shunt failure in renal dialysis		○				
polymer — anti-obesity		○				
gene therapy — lysosomal storage disorders and genetic diseases	○	○				
small molecule — cystic fibrosis	○					
small molecule — polycystic kidney disease	○					
polymer treatment — mucositis	○					
Genetic Diagnostic Services						
novel biomarkers — solid tumors	○					
flow cytometry — breast and hematologic cancer tests			*in development*			
quantitative PCR — hematologic cancer test			*in development*			
prenatal/carrier DNA screening — ML-4			*in development*			
T-cell and B-cell gene rearrangement — hematologic cancers			*in development*			
sequencing and additional mutations — cystic fibrosis test			*in development*			
Diagnostic Products						
cardiac panel — point of care, cardiac assessment			*in development*			
enteric rapid tests — point of care, infectious diseases			*in development*			
homocysteine — cardiovascular disease risk			*in development*			
stroke panel — point of care, stroke assessment			*in development*			
C. difficile — point of care, infectious disease			*in development*			
H. Pylori — point of care, infectious disease			*in development*			

*Fabrazyme is approved in Europe and pending approval in the U.S.

PRODUCTS IN DEVELOPMENT

Genzyme General has advanced major therapeutic products through various stages of the development and clinical process. These products are aligned along our focal areas of genetic diseases and serious debilitating disorders.

We continue to make progress developing safe and effective treatments for lysosomal storage disorders. Based on positive findings of a phase 3 clinical trial of Aldurazyme, we filed for marketing approval in Europe in March 2002 and will begin the Biologics License Application process in the United States during the first half of 2002. Aldurazyme is an enzyme replacement therapy designed to alleviate the primary symptoms of MPS I (mucopolysaccharidosis I), a life-threatening disease for which there is no adequate treatment. Genzyme General is developing Aldurazyme in a joint venture with BioMarin Pharmaceutical.

We have taken a broad-based approach to developing a treatment for Pompe disease in order to determine the best possible therapy for this lysosomal storage disorder, which affects 5,000 to 10,000 people of all ages. Because the infantile form of the disease attacks very young children and often proves fatal before they have a real chance at life, our sense of urgency is especially great. In 2002, we will complete our phase 2 infantile trial and analyze the resulting data. We plan to begin additional studies with other Pompe patient populations mid-year in 2002.

Our polymer-based toxin binder for the treatment of *C. difficile* colitis has the potential to effectively treat the large population with this highly infectious condition. This form of colitis affects about 600,000 patients annually in the United States and leads to approximately 5,000 deaths. We completed pilot phase 2 studies in 2001 and launched a larger phase 2 study at U.S. and European medical centers.

In November 2001, we initiated a phase 1-2 trial of our human antibody treatment for diffuse scleroderma, which has Orphan Drug designation in the United States and Europe. Approximately 300,000 people worldwide suffer from this immune system disease, which causes progressive thickening of the skin and internal organs and has a mortality rate of 40 to 50 percent at 10 years.

We began a phase 1 clinical trial in February 2002 to study the effectiveness of our small-molecule-based iron chelator. The clinical trial is designed to investigate whether the therapy helps young children with forms of chronic anemia, such as thalassemia, to shed iron, which overloads their bodies due to the frequent transfusions required to treat their primary diseases.

New therapies

A full pipeline, with three new products anticipated to be on the market by 2004.

Aldurazyme
Filed for marketing authorization in Europe and began the process in the United States for this enzyme replacement therapy for MPS I following a positive phase 3 trial; a joint venture with BioMarin.

Avonex
Avonex® (interferon beta 1-a), Biogen's treatment for multiple sclerosis, will complete a phase 3 trial in Japan in 2002. Genzyme Japan, the distributor for Avonex in that country, is conducting the clinical and regulatory process in anticipation of a 2004 commercial launch.

Pompe disease therapy
Completing current phase 2 infantile trial in the United States and Europe. Planning to initiate studies with other Pompe patient populations in mid-2002.

C. *difficile* colitis therapy
Phase 2 clinical trial launched in late 2001 following successful pilot phase 2 studies. This polymer-based therapy offers promise as the first non-antibiotic treatment for this very serious and widespread form of colitis.

Scleroderma therapy
Phase 1-2 trial in progress in Europe, soon to be expanded to the United States. The first treatment from our alliance with Cambridge Antibody Technology to develop and commercialize human antibodies directed against TGF-beta, which is involved in regulating immune function and controlling fibrosis associated with chronic disease.


FDNY

New York City fire department electrician Joe Berardi was recently diagnosed with scleroderma. "I'm still getting used to the limitations," he says, "and that's hard for someone who's always on the move. Work is more difficult because I have less power in my hands, and it's frustrating not to be able to hike with my son's Boy Scout troop. But at the FDNY Buildings Unit, our motto is 'Never Say Die,' and that's what I live by. I believe that I'm going to get better, and I'm hoping for a treatment soon."

DX-88
Enrolling patients for a phase 2 trial at sites in Germany, Italy, and Spain. This experimental treatment for hereditary angiodema is being developed in partnership with Dyax Corp.

Iron chelator
Began phase 1 trial for this small molecule therapy to treat iron overload in young children with severe forms of anemia.

PRODUCTS OF THE FUTURE

We look to the future with a host of research and preclinical programs that address genetic and chronic conditions with well-defined and often large patient populations in critical need of treatment. Each of these programs draws on a technology platform in which we have demonstrated strength.

Genzyme General has been a leader in therapeutic proteins since our initial enzyme replacement product was approved in 1991. We are now working with both enzymes and humanized antibodies. One of the next candidates on the path to the clinic is an enzyme replacement therapy for Type B Niemann-Pick disease. This genetic disorder shares a number of characteristics with Gaucher and Fabry diseases, for which we have products on the market. In early 2003, we intend to begin a phase 1 clinical trial for Niemann-Pick B, which has no current effective treatment.

Renagel and WelChol have demonstrated the effectiveness of the non-absorbed polymer technology originally developed by GelTex. A future product based on this technology platform is a treatment for obesity. It is widely known that obesity has reached epidemic status in the United States, and it is a growing problem in the entire developed world as high-fat diets and more sedentary lifestyles become more common. Obesity is now recognized as a risk factor in both cardiovascular disease and Type 2 diabetes. Since an effective weight-reduction drug would also help lower blood pressure and LDL cholesterol and help improve insulin sensitivity and glucose tolerance, the implications for decreasing the risk of these diseases are important factors. We hope to file an application for an obesity clinical trial during 2002.

We believe in tackling diseases through multiple approaches, and we have been making considerable research progress on gene therapy to treat lysosomal storage disorders. Using gene therapy, it may be possible for the body to manufacture the deficient enzymes that underlie these diseases. Our developments occur in an environment that has experienced dramatic improvements in vector technology and the creation of commercial-scale manufacturing capabilities. We are now evaluating candidates to move into the clinic, likely in 2003.

In our preclinical studies of a small molecule therapy for multiple sclerosis, we are concentrating on optimizing our lead candidate for maximum effectiveness. We plan to enter clinical trials in 2003. This drug may also have the potential to be used to prevent the rejection of transplanted organs without suppression of the immune system. The small molecule program is also in the early stages of developing a treatment for polycystic kidney disease, and we have received a new grant from the Cystic Fibrosis Foundation to study compounds for CF discovered in our screening program.

Multiple technologies

Exploring innovative ways to bring new products to patients.



Proteins

Niemann-Pick B disease therapy
Plan to file an IND in 2002 to begin a phase 1 clinical trial. Niemann-Pick B is the fifth lysosomal storage disorder for which we have or are seeking to develop a treatment.





Polymers

Obesity therapy
Plan to file an application for a clinical trial at year-end. This therapy is a non-absorbed polymer that may treat severe, life-threatening obesity, which has been recognized as a major factor in both cardiovascular disease and Type 2 diabetes.



Gene therapy

Lysosomal storage disorders therapy
Evaluating candidates to advance to clinical trials in 2003 with improved vector technology and at-scale manufacturing capabilities.



Small molecules

Multiple sclerosis therapy
Continuing preclinical studies and improving formulation with plans to enter the clinic in 2003.

CORPORATE OVERVIEW

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of expertise, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three intensely directed, flexible, and independently managed businesses.

Three Focused Divisions

Genzyme General



GENZ (Nasdaq)

Develops therapeutics for genetic and serious debilitating diseases, including lysosomal storage disorders, and provides advanced genetic testing services and diagnostic products. An extensive international infrastructure and a successful track record working with physicians and patients.

Genzyme Biosurgery



GZBX (Nasdaq)

Serves the emerging market for sophisticated biotechnology products used to improve or replace surgery. A strong portfolio of orthopaedic products and surgical biomaterials, and active development programs in biotherapeutics and biomaterials for cardiothoracic, orthopaedic, and broader surgical applications.

Genzyme Molecular Oncology



GZMO (Nasdaq)

Combines powerful proprietary functional genomics and antigen-discovery technology platforms with Genzyme's biotechnology capabilities to create a deep and promising pipeline of novel oncology product candidates centering on therapeutic cancer vaccines and angiogenesis inhibitors.

Based on values

A pioneer in the biotechnology industry, Genzyme Corporation has introduced many innovations, both in its products and in its business structure. We were the first company in the industry to create tracking stocks for its divisions, enabling each business to concentrate its efforts on distinct markets and to move more quickly to make new therapies available. This practice brings Genzyme's entrepreneurial, patient-focused values to the forefront, and gives investors the option of targeting their resources to their particular areas of interest.

A strong worldwide infrastructure

For more than 20 years, Genzyme Corporation has developed a solid infrastructure for research and development, clinical and regulatory affairs, and manufacturing, sales, marketing, and distribution. Our products are distributed around the world, and we have a local presence in 40 locations. These resources are available to support each division.

A new corporation-wide initiative is our Five Star Safety Program, whose goal is to create a safer work environment while maintaining compliance with governmental regulations in the various jurisdictions where we operate. We have completed the initial audit process, and we are now engaged in enhancing standards and creating follow-up training and support that have the flexibility necessary for our various geographical locations, functions, and technologies.

A collaborative environment

Genzyme's collaborative environment has sparked development efforts across and among divisions. One of the best examples is gene therapy, a core technology across all divisions that is supported by corporate science efforts. We have applied this technology to both chronic and acute diseases, and we have extensive, first-hand knowledge of both gene therapy clinical trials and the regulation of genetic tests. Currently, gene therapy programs are active in all our divisions.

There are also many examples of cross-divisional synergies. Genzyme Biosurgery has pioneered the field of cell therapy by developing and commercializing the first two marketed cell therapy products – Epicel® (cultured epidermal autografts) to provide severe burn victims with skin grafts grown from their own cells, and Carticel® (autologous cultured chrondrocytes) to repair damaged knees by growing healthy cartilage from a patient's own cells. This division's experience in manufacturing Epicel and Carticel is now helping Genzyme Molecular Oncology produce the patient-specific, cell-based vaccines for its clinical trials. As a result, we have been able to enroll significantly more patients in these trials.

Genzyme General has successfully employed Genzyme Molecular Oncology's SAGE™ gene expression platform to identify two protein therapy candidates for renal disease, now in proof-of-concept studies. Another related protein is also being evaluated in relation to a genetic disease.

Perhaps the most recent case of interdivisional synergy is the 2001 transfer agreement concerning cancer diagnostics between Genzyme Molecular Oncology and the Genzyme Genetics business unit of Genzyme General. In obtaining the rights to these important assets, Genzyme Genetics is adding to its potential pipeline as it continues to expand its position in the fast-growing cancer testing market. By monetizing these assets, Genzyme Molecular Oncology gained significant funding for its strategic therapeutic programs in cancer vaccines and antiangiogenesis.

GENZYME CORPORATION FINANCIAL HIGHLIGHTS


Revenue
($ in millions)
$1,000
$800
$600
$400
$200
$0
97 98 99 2000 2001

1999 and 2000 include Renagel revenue


Operating Profit
($ in millions)
$200
$175
$150
$125
$100
$75
$50
$25
$0
97 98 99 2000 2001

Excluding write down of in-process R&D


Stockholders' Equity
($ in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
97 98 99 2000 2001

A Milestone Year for Genzyme Corporation

Genzyme's values-based approach continues to prove itself in the marketplace. In 2001, our corporate revenues topped the $1 billion mark for the first time, jumping 36 percent over 2000 to a total of $1.22 billion. All of our major product lines helped drive this revenue growth. Renagel® (sevelamer hydrochloride) continued to lead the way, reshaping the growth curve of our General division with sales that more than tripled from year-ago levels. Revenue growth was also supported by Synvisc® (Hylan G-F 20), Genzyme Biosurgery's largest product.

Other major financial indicators also testified to our strong performance in 2001. Gross margin growth outpaced revenue growth, increasing 38 percent over 2000. Profit before tax grew 19 percent (exclusive of amortization, IPR&D, and special items) to $229 million. And we continued to invest in the future by increasing our R&D spending to 22 percent of revenue.

FINANCIAL STATEMENTS

Genzyme Corporation and Subsidiaries

Genzyme General

This annual report contains forward-looking statements that are subject to risks and uncertainties. Our actual results may differ significantly due to a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

These selected financial data have been derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million net cash at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held company engaged in the development of biotherapies for the treatment of lyso-

somal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On June 1, 2001, we acquired Wyntek Diagnostics, Inc., a privately-held company, engaged in the business of developing and manufacturing products for rapid testing for infectious disease and pregnancy, for $65.0 million of cash. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We re-allocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a publicly-held company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and account for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31,				
	2001	2000	1999	1998	1997
Revenues:					
Net product sales	$1,110,254	$811,897	$683,482	$613,685	$529,927
Net service sales	98,370	84,482	79,448	74,791	67,158
Revenues from research and development contracts:					
Related parties	3,279	509	2,012	5,745	8,356
Other	11,727	6,432	7,346	15,114	3,400
Total revenues	1,223,630	903,320	772,288	709,335	608,841
Operating costs and expenses:					
Cost of products sold	307,425	232,383	182,337	211,076	206,028
Cost of services sold	56,173	50,177	49,444	48,586	47,289
Selling, general and administrative [1]	424,640	264,551	242,797	215,203	200,476
Research and development (including research and development related to contracts)	264,004	169,478	150,516	119,005	89,558
Amortization of intangibles	121,124	22,974	24,674	24,334	17,245
Purchase of in-process research and development [2]	95,568	200,191	5,436	–	7,000
Charge for impaired asset [3]	-	4,321	–	–	–
Total operating costs and expenses	1,268,934	944,075	655,204	618,204	567,596
Operating income (loss)	(45,304)	(40,755)	117,084	91,131	41,245
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)	(29,006)	(12,258)
Gain on affiliate sale of stock [4]	212	22,689	6,683	2,369	–
Gain (loss) on investments in equity securities [5]	(25,996)	15,873	(3,749)	(6)	–
Minority interest	2,259	4,625	3,674	4,285	–
Gain (loss) on sale of product line [6]	(24,999)	–	8,018	31,202	–
Other [7]	(2,205)	5,188	14,527	–	(2,000)
Investment income	50,504	45,593	36,158	25,055	11,409
Interest expense	(37,133)	(15,710)	(21,771)	(22,593)	(12,667)
Total other income (expenses)	(73,039)	33,293	844	11,306	(15,516)
Income (loss) before income taxes	(118,343)	(7,462)	117,928	102,437	25,729
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)	(39,870)	(12,100)
Net income (loss) before cumulative effect of change in accounting principle	$ (116,323)	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Cumulative effect of change in accounting principle, net of tax [8]	4,167	–	–	–	–
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Net income (loss) per share:					
Allocated to Genzyme General Stock [9,10,11,13,14]**:**					
Net income before cumulative effect of change in accounting principle	$ 3,879	$ 85,956	$142,077	$133,052	$ 76,642
Cumulative effect of change in accounting principle, net of tax	4,167	–	–	–	–
Genzyme General net income	8,046	85,956	142,077	133,052	76,642
Genzyme Surgical Products net loss	-	–	(27,523)	(49,856)	(29,740)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994	34,330	27,778
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812	3,527	2,755
Net income allocated to Genzyme General Stock	$ 44,543	$121,455	$149,360	$121,053	$ 77,435

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2001**	2000	1999	1998	1997
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Diluted:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.21**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Weighted average shares outstanding:					
Basic	**202,221**	172,263	166,185	158,127	153,061
Diluted	**211,176**	179,366	186,456	171,643	157,850
Allocated to Biosurgery Stock [10,12]:					
Genzyme Biosurgery net loss	**$(145,170)**	$ (87,636)			
Allocated tax benefit	**18,189**	448			
Net loss allocated to Biosurgery Stock	**$(126,981)**	$ (87,188)			
Net loss per share of Biosurgery Stock – basic and diluted	**$ (3.34)**	$ (2.40)			
Weighted average shares outstanding	**37,982**	36,359			
Allocated to Molecular Oncology Stock [10,13]:					
Net loss	**$ (29,718)**	$ (23,096)	$ (28,832)	$ (19,107)	$ (19,578)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.82)**	$ (1.60)	$ (2.25)	$ (3.81)	$ (4.64)
Weighted average shares outstanding	**16,350**	14,446	12,826	5,019	3,929
Allocated to Surgical Products Stock [10,12,14]:					
Net loss		$ (54,748)	$ (20,514)		
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)		
Weighted average shares outstanding		14,900	14,835		
Allocated to Tissue Repair Stock [10,12]:					
Net loss		$ (19,833)	$ (30,040)	$ (40,386)	$ (45,984)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)	$ (1.99)	$ (3.07)
Weighted average shares outstanding		28,716	23,807	20,277	14,976

Consolidated Balance Sheet Data (Amounts in thousands)	December 31,				
	2001	2000	1999	1998	1997
Cash and investments	**$1,121,258**	$ 639,640	$ 652,990	$ 575,729	$ 246,341
Working capital	**566,798**	559,652	592,249	417,116	350,822
Total assets	**3,935,745**	3,318,100	1,787,282	1,688,854	1,295,453
Long-term debt, capital lease obligations and convertible debt [15]	**852,555**	685,137	295,702	387,993	171,181
Stockholders' equity	**2,609,189**	2,175,141	1,356,392	1,172,535	1,012,050

There were no cash dividends paid.

(1) *Selling, general and administrative expenses for 2001 include $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

(2) *Charges for in-process research and development were incurred in connection with the following acquisitions:*

- *2001 – $86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;*
- *2000 – $118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix;*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.; and*
- *1997 – $7.0 million from the acquisition of PharmaGenics, Inc.*

(3) *Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.*

(4) *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics Corporation. In 2001, 1999, and 1998 our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuance's of additional shares of its common stock.*

(5) *Loss on investments in equity securities in 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in their fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. In 2000, we also recorded a charge of $7.3 million to write down our investment in Focal common stock.*

(6) *Loss on sale of product line of $25.0 million in 2001 represents the loss related to the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001. Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation.*

(7) *Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

(8) *On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to record the fair value of certain warrants held on January 1, 2001.*

(9) *Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock.*

(10) *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

(11) *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

(12) *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000 or for the years ended December 31, 1999, 1998 and 1997 as there were no shares of Biosurgery Stock outstanding during those periods.*

(13) *We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during that period.*

(14) *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

(15) *Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, a $25.0 million capital lease obligation and $234.0 million in principal drawn under our credit facility; at December 31, 2000 consists primarily of $250.0 million in principal of our 5¼% convertible subordinated notes, $368.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5¼% convertible subordinated notes; and at December 31, 1997 consists primarily of $118.0 million outstanding under a revolving credit facility.*

INTRODUCTION

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" below. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we prepare financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions. You should read this discussion and analysis of our financial position

and results of operations in conjunction with those consolidated financial statements and related notes, which are included in this annual report.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to each division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Disposition

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovasclar surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consoldiated financial statements.

Acquisitions

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock, valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating

divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, which we paid $515.2 million in cash and 15.8 million in shares of Genzyme General Stock, valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. Our consolidated financial statements and the combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Critical Accounting Policies

The preparation of consolidated financial statements under generally accepted accounting principles requires us to make certain estimates and judgements that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets;
- Asset Impairments; and
- Marketable Securities Impairments.

Policies Relating to Tracking Stocks

Earnings per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of a division.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. We recognize revenue from service sales when we have finished providing the service. We recognize revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. We have invested in significant resources to track channel inven-

tories in order to prevent distributor inventories from increasing to excessive levels.

The risks and uncertainties regarding future revenue include our ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time, we are rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in our pipeline.

We record allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require us to make significant judgements and estimates, which could require adjustments in the future. Such adjustments could have a material effect on our reported revenues.

We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable able to successfully validate the manufacturing process for any future product, we would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and

could result in materially different asset values and IPR&D charges.

As of December 31, 2001, there were approximately $1.5 billion of net intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate long-lived assets for potential impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." We perform these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in the Company's business or its industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgements could yield materially different results in our analysis, and could result in significantly different asset impairment charges.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

We will perform transitional impairment tests under SFAS No. 142 in 2002 for the $792.3 million of goodwill recorded as of December 31, 2001. For all of our acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test we had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment. We anticipate that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80 million and $90 million, related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

Marketable Securities Impairments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and

- overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge to our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue	**$1,110,254**	$811,897	$683,482	37%	19%
Service revenue	**98,370**	84,482	79,448	16%	6%
Total product and service revenue	**1,208,624**	896,379	762,930	35%	17%
Research and development revenue	**15,006**	6,941	9,358	116%	(26)%
Total revenues	**$1,223,630**	$903,320	$772,288	35%	17%

Product Revenue

We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme enzyme and Renagel phosphate binder, and sales by Genzyme Biosurgery of cardiothoracic, orthopaedics and biosurgical specialties, including Seprafilm adhesion barrier.

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 772,297**	$600,304	$488,705	29%	23%
Diagnostic products	**76,858**	61,469	57,971	25%	6%
Other	**49,576**	28,254	24,825	75%	14%
Genzyme Biosurgery:					
Cardiothoracic	**69,118**	76,406	77,966	(10)%	(2)%
Orthopaedics	**83,373**	4,159	–	1,905%	N/A
Biosurgical specialties	**59,032**	41,305	34,015	43%	21%
Total product revenues	**$1,110,254**	$811,897	$683,482	37%	19%

2001 As Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue in 2001 was primarily due to increased sales of Renagel phosphate binder, which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our

objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of type 1 Gaucher disease. Other companies may attempt to develop competitive products in the future. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

The following table provides information regarding the change in sales of our Gaucher disease therapies as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$569,887**	$536,868	6%
% of total product revenue	**51%**	66%	

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. We expect that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by nephrologists worldwide.

The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

- our ability to successfully expand manufacturing capacity;
- our ability to manufacture sufficient quantities to meet demand; and
- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$176,921**	$47,891	269%
% of total product revenue	**16%**	6%	

Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Diagnostic Products

Diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic product revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery
For Genzyme Biosurgery, cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

The orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform and skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by the decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

2000 As Compared to 1999

Genzyme General – Therapeutics
The increase in our product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to:

- increased sales of Cerezyme enzyme, attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure; and
- increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

For both 2000 and 1999, our product revenue consisted primarily of sales of Cerezyme enzyme and Ceredase enzyme, as indicated in the following table:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$536,868**	$478,358	12%
% of total product revenue	**66%**	70%	

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$47,891**	$ –	N/A
% of total product revenue	**6%**	N/A	

Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Genzyme General – Diagnostic Products
The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery
The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due primarily to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L surgical sealant, which was added to the cardiothoracic product line in 2000.

The increase in orthopaedics revenue was due to the continued growth in sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of our acquisition of Biomatrix.

Biosurgical specialties revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from our Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

Service Revenue

We derive service revenue from three principal sources:

- genetic testing services performed by Genzyme General;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage; and
- genomics services using Genzyme Molecular Oncology's SAGE gene expression technology.

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General	**$74,056**	$61,161	$57,223	21%	7%
Genzyme Biosurgery	**23,614**	23,321	20,305	1%	15%
Genzyme Molecular Oncology	**700**	–	1,920	N/A	(100)%
Total service revenues	**$98,370**	$84,482	$79,448	16%	6%

2001 As Compared to 2000

The increase in service revenue for the year ending December 31, 2001 as compared to December 31, 2000 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, as well as increased sales of Carticel chondrocytes and Epicel skin grafts. The increase in sales of Carticel chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a planned shift in the focus of the SAGE business in late 1999 from one in which Genzyme Molecular Oncology provided services for third parties to one in which it granted licenses to practice the technology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme enzyme. The following table shows international product and service revenue:

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
International product and service revenue	**$424,361**	$350,996	$311,080	21%	13%
% of total product and service revenue	**35%**	39%	41%		

2001 As Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the on-going launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the European Renagel phosphate binder sales forces.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

2000 As Compared to 1999

International sales of Cerezyme enzyme increased 13% to $270.6 million in the year ended December 31, 2000 as compared to $240.5 million in the year ended December

31, 1999. Despite an approximate 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

For the year ended December 31, 2000 we recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to the addition of sales of Renagel phosphate binder in the United States in 2000.

Margins

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product margin	**$802,829**	$579,514	$501,145	39%	16%
% of total product revenue	**72%**	71%	73%		
Service margin	**$ 42,197**	$ 34,305	$ 30,004	23%	14%
% of total service revenue	**43%**	41%	38%		
Total gross margin	**$845,026**	$613,819	$531,149	38%	16%
% of total product and service revenue	**70%**	68%	70%		

2001 As Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period. We expect that in the future our product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 12% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to a 19% increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 27% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 6% increase in service

revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 1% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the C. *difficile* colitis, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the Synvisc viscosupplementation product through our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and cardiothoracic development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FASB Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of our consolidated statements of operations based on the functional responsibility of

each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

2000 As Compared to 1999

The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder;
- increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone; and
- increased spending for marketing of the cardiothoracic products.

In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

The increase in research and development expenses for the year ended December 31, 2000, as compared to the year ended December 31, 1999, is primarily attributable to:

- a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group;
- a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and
- increased spending in our cell and gene therapy programs.

Amortization of Intangibles

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- Genzyme Development Partners, L.P. limited partnership interests in January and August 2001; and
- Focal and Wyntek in June 2001.

Purchase of In-Process Research and Development

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. We currently estimate that it will take approximately three years and an investment of approximately $75 million to $100 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of

25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to launch this product during the second half of 2002.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Phase 4 trials ongoing in the U.S. • Phase 3 trial ongoing in Japan	$ 19.7	$ 10.7	(1)
GT160-246	*C. difficile* colitis	Phase 2 trial ongoing	37.4	35.0	2006
Oral iron chelation	Iron overload disease	Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	Program cancelled during 2001; no further development planned	6.2	N/A	N/A
			$118.0	$142.2	

(1) *Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.*

Biomatrix

In December 2000, in connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	(1)	2002 to 2006
Viscoaugmentation and Viscoseparation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical-gynecological pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	48.3	(1)	2003 to 2006
			$82.1		

(1) *Costs to complete are not estimable due to the early stage of these programs.*

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(35,681)**	$(44,965)	$(42,696)	(21)%	5%
Gain on affiliate sale of stock	**212**	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	**(25,996)**	15,873	(3,749)	(264)%	523%
Minority interest in net loss of subsidiary	**2,259**	4,625	3,674	(51)%	26%
Gain (loss) on sale of product line	**(24,999)**	–	8,018	N/A	(100)%
Other	**(2,205)**	5,188	14,527	(143)%	(64)%
Investment income	**50,504**	45,593	36,158	11%	26%
Interest expense	**(37,133)**	(15,710)	(21,771)	136%	(28)%
Total other income (expense), net	**$(73,039)**	$ 33,293	$ 844	(319)%	3,845%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

We currently own approximately 26% of the common stock of Genzyme Transgenics and record our portion of its results in equity in net loss of unconsolidated affiliates.

We record the results of the following joint ventures in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/ Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *Since August 2001, Pharming Group N.V. has been operating under court-supervised receivership.*

(3) *Beginning in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

(4) *In August 2001, we terminated our strategic alliance with Pharming Group N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from December 14, 2000, the date of our acquisition of GelTex. Our equity in the net losses of RenaGel LLC was $15.9 million for the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, the increase in our equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 is primarily the result of:

- a $5.9 million increase in losses from our joint venture with BioMarin;
- a $1.3 million increase in losses from Genzyme/Pharming Alliance LLC, one of our joint ventures with Pharming Group (which we terminated in August 2001);
- a $2.3 million increase in losses from Genzyme Transgenics; and
- a $1.3 million increase in losses from Focal.

The increased losses were offset in part by a $3.9 million decrease in losses from our joint venture with Diacrin and a $3.7 million decrease in losses from Pharming/Genzyme LLC. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001. Beginning in August 2001, we became responsible for funding of the costs to produce transgenic alphaglucosidase and related clinical trial costs for Pharming/Genzyme LLC until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. We recorded in equity in net loss of unconsolidated affiliates our portion of the results of Focal. Our equity in net loss of unconsolidated affiliates increased in 2001 compared to 2000 in part because we did not account for our interest in Focal under the equity method in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal in an exchange of shares of Biosurgery Stock for shares of Focal common stock.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated

affiliate, of additional shares of Genzyme Transgenics common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded the following charges related to investments in equity securities for the year ended December 31, 2001:

- in the quarter ended September 30, 2001, we recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- in the quarter ended September 30, 2001, we recorded a charge of $8.5 million to write down our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- in the quarter ended June 30, 2001, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a one-for-one basis for shares of Insmed common stock.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of transgenic recombinant human antithrombin III (or ATIII), we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Gain (Loss) on Sale of Product Line

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

We did not sell any product lines during the year ended December 31, 2000.

Other

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001.

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex and Biomatrix acquisitions, and the private placement of $575.0 million in principal of 3% convertible debentures issued in May 2001.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates:

Our equity in net loss of unconsolidated affiliates increased in the year ended December 31, 2000 as compared to December 31, 1999 as a result of:

- a $7.8 million increase in losses from RenaGel LLC;
- a $5.6 million increase in losses from our joint venture with BioMarin; and
- the addition of $1.5 million of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000.

The increased losses were offset by:

- a $1.8 million decrease in losses from our joint venture with Diacrin;
- a $3.7 million decrease in losses from Pharming/Genzyme LLC;
- a $1.9 million decrease in losses from our joint venture with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. (the joint venture was dissolved in December 1999); and
- a $5.0 million decrease in losses from Genzyme Transgenics.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock.:

- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000; and
- a gain of $6.7 million in 1999.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000 and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

- in the quarter ended March 31, 1999, we recorded a gain of $2.0 million upon the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.
- in the quarter ended June 30, 1999, we recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and IntegraMed America, Inc., because we considered the decline in the value of those investments to be other than temporary.

In connection with the charges we recorded in 2000 and 1999, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

- continued positive progress in the issuers' scientific programs;
- ongoing activity in our collaborations with the issuer; and
- a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain (Loss) on Sale of Product Line

We did not sell any product lines during the year ended December 31, 2000.

In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation. In June 1999, we recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that was received as partial consideration for the sale of Genetic Design in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc.

Investment Income

The increase in investment income for year ended December 31, 2000, as compared to December 31, 1999, was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our issuance in May 1998 of $250.0 million in principal of 5¼% convertible subordinated notes coupled with increased cash generated from operations.

Interest Expense

The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

TAX (BENEFIT) PROVISION

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
(Benefit from) provision for income taxes	**$(2,020)**	$55,478	$46,947	104%	18%
Tax rate	**(2)%**	744%	40%		

Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

- non-deductible charges for IPR&D;
- provision for state income taxes;
- use of a foreign sales corporation;
- nondeductible amortization of intangibles; and
- use of tax credits.

Our effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles, consisting largely of goodwill, resulting from our acquisitions of GelTex and Biomatrix in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits. Our effective tax rate for 2000 was significantly impacted by non-deductible IPR&D charges resulting from our acquisitions of GelTex and Biomatrix.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	**2001**	2000	1999
Earnings allocated to:			
Genzyme General Stock	**$ 44,543**	$121,455	$149,360
Biosurgery Stock	**(126,981)**	(87,188)	–
Molecular Oncology Stock	**(29,718)**	(23,096)	(28,832)
Surgical Products Stock	**–**	(54,748)	(20,514)
Tissue Repair Stock	**–**	(19,833)	(30,040)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payment or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	**2001**	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	**$24,593**	$28,023	$26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Total	**$36,497**	$35,499	$34,806

These tax benefits represent 82%, 29% and 23% of earnings allocated to Genzyme General Stock in 2001, 2000 and 1999, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting Principle

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics' common stock held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant. For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in

accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2001	Expected Product Launch
GENZYME GENERAL			
Fabrazyme (agalsidase beta)	Fabry disease	• Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase)	MPS I	• Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	• Phase 2 trial ongoing	2004
GT160-246[1]	*C. difficile* colitis	• Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	• Phase 1-2 trial ongoing	2006
GENZYME BIOSURGERY			
HIF 1α	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	• Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	• Preclinical	2010
Synvisc (Hylan G-F20)[2]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-Submission in Europe for hip indications	2002 to 2006
Sepra technologies[3]	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological & pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 to 2006
GENZYME MOLECULAR ONCOLOGY			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	• Phase 1-2 trials ongoing	2007 to 2009
Melan-A/MART-1 and gp100 antigen specific cancer vaccines	Melanoma	• Phase 1-2 trials ongoing	2006 to 2008

The aggregate actual and estimated research and development expense for the above programs is as follows:

(in millions)	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2000	$48.3	$14.3	$6.4	$69.0
Costs incurred for the year ended December 31, 2001	$78.3	$19.8	$12.6	$110.7
Cumulative costs incurred as of December 31, 2001	$176.2	$70.3	$28.3	$274.8
Estimated costs to complete as of December 31, 2001(3)	$170.0 to $185.0	$135.0 to $150.0	$125.0 to $175.0	$430.0 to $510.0

(1) *Program was acquired in connection with the December 2000 acquisition of GelTex.*

(2) *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

(3) *Excludes estimated costs to complete Cardiac cell therapy, Synvisc programs and certain Sepra product applications due to the early stage of these programs.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2001, we had cash, cash-equivalents, and short- and long-term investments of $1.1 billion, an increase of $481.6 million from December 31, 2000.

Our operating activities generated $225.1 million in cash for the year ended December 31, 2001, as compared to $177.1 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of our net loss of $112.2 million offset by:

- $179.0 million of depreciation and amortization, of which $56.7 million resulted from the depreciation of property, plant and equipment and $122.3 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;
- $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;
- $35.7 million from the equity in net losses of unconsolidated affiliates;
- $26.0 million from the loss on investments in equity securities; and
- $18.1 million attributable to the net change in working capital.

Our investing activities utilized $743.8 million in cash in 2001 as compared to $546.0 million in 2000, primarily due to:

- $456.2 million to fund net purchases of investments compared to generating $200.9 million in net cash in 2000;
- $184.3 million to fund purchases of property, plant and equipment, of which, $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million representing an aggregate of other manufacturing relocations, expansions and rehabilitations worldwide;
- $58.7 million to fund the acquisition of Wyntek, net of cash acquired and $25.9 million to fund the purchase of the GDP Class A and Class B limited partnership interests, offset in part by $2.3 million of cash acquired in connection with the acquisition of Focal and $5.2 million of cash acquired in connection with our acquisition of Novazyme; and
- $39.7 million to fund our joint ventures in 2001 as compared to $23.5 million in 2000.

Our financing activities generated $530.2 million in net cash in 2001, primarily due to proceeds of $91.5 million from the issuance of common stock and $579.1 million from the issuance of debt, offset in part by $156.7 million used to repay debt and capital lease obligations. Financing activities in 2000 generated $475.6 million.

We have access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery, and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of

which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001 we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in December 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 31, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. We used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. We expect to utilize the remaining proceeds from the sale of the debentures for Genzyme General's working capital and general corporate purposes.

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

As of December 31, 2001, we had committed to make the following payments under contractual obligations:

		Payments Due by Period					
Contractual Obligations	**Total**	2002	2003	2004	2005	2006	After 2006
(Amounts in millions)							
Long-term debt	**$ 825.7**	$ 6.7	$244.0[1]	$ –	$ –	$575.0[2]	–
Capital lease obligations	**26.8**	1.0	0.8	–	25.0	–	–
Operating leases	**291.7**	20.3	24.9	24.5	21.1	13.7	187.2
Unconditional purchase obligations	**179.8**	50.3	49.4	21.4	17.9	20.4	20.4
Capital commitments	**7.7**	7.7	–	–	–	–	–
Research and development agreements [3]	**92.8**	46.9	18.0	11.0	10.0	6.9	–
Total contractual obligations	**$1,424.5**	$132.9	$337.1	$56.9	$74.0	$616.0	$207.6

[1] *Includes $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;*

[2] *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock;*

[3] *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated in the table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital; and
- strategic business initiatives.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Third Party Transactions

The following table identifies:

- the companies in which we hold equity interests;
- overlaps between the directors, executive officers or managing partners of those companies and our directors and officers;
- any equity interest in excess of 5% of the outstanding common stock or partnership interests of those companies held by any of our directors or officers[1]; and
- whether, as of December 31, 2001, we had entered into a joint venture or collaboration with that company[2].

Company	Overlapping Officers & Directors	Equity Interest of Genzyme Officers & Directors in Excess of 5%	Joint Venture/Collaboration as of December 31, 2001
ABIOMED, Inc.	One of our directors, who is also one of our officers, is a director of ABIOMED	No	No
Antigenics, Inc.	None	No	No
BioMarin Pharmaceutical, Inc.	None	No	Yes
Cambridge Antibody Technology Group plc	None	No	Yes
Crucell, N.V.	None	No	No
Dyax Corporation	Two of our directors are directors of Dyax	No	Yes
Genzyme Transgenics Corporation	One of our directors is an officer of GTC; another of our directors, who is also one of our officers, is a director of GTC; and one of our officers is a director of GTC	No	Yes
Healthcare Ventures V, L.P.	None	No	No
Oxford Bioscience Partners IV, L.P.	None	No	No
Pharming Group N.V.	None	No	No
ProQuest Investments II, L.P.	None	No	No
Targeted Genetics Corporation	None	No	Yes
ViaCell, Inc.	None	No	No

(1) Based on publicly available Securities and Exchange Commission filings submitted as of March 29, 2002 by each of the parties listed or the schedule of partnership interests provided by the partnership. This information has not been independently verified by us.

(2) See Note I, "Investments," to the accompanying financial statements for additional information regarding our investment in and/or relationship with each entity.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after

December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 will be effective from the date of acquisition. We anticipate that our goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reported as a cumulative effect of a change in accounting principle in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS No. 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF No. 01-09"). EITF No. 01-09 addresses whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from the same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2001 we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities.

To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we ignored the exercise of embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2001, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2001, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.6 million, virtually all of which is attributable to Genzyme General. The increase in foreign exchange risk is attributable to a similar foreign exchange portfolio on a net basis but an increase in foreign denominated cash balances.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $13.2 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The increase in potential equity risk is largely explained by the fact that the size of our portfolio has decreased from a market value of $119.6 million for the year ended December 31, 2000 to $88.7 million for the year ended December 31, 2001.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business. We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $569.9 million for the year ended December 31, 2001, representing approximately 51% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of Type 1 Gaucher disease. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder. In November 1998, we launched, through a joint venture with GelTex, Renagel phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- the results of additional clinical trials for additional indications and expanded labeling;
- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- optimal dosing and patient compliance with respect to Renagel phosphate binder;
- the content and timing of our submissions to and decisions by regulatory authorities;
- our ability to successfully expand manufacturing systems;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services. Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business. The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing. Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful. Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us. As of December 31, 2001, we had approximately $1.1 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $234.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to protect adequately our proprietary technology, which would allow competitors to take advantage of our research and development efforts. Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise

become known or be independently discovered by our competitors.

We may be required to license technology from competitors in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available. Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights. A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance. Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix. On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix's Synvisc viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position. The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc. submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and

Transkaryotic Therapies received European Medicines Evaluation Agency, or EMEA, approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete. The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited. A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting increasing payments for products and services through copays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted. Our international operations accounted for 35% of our consolidated revenues for the year ended December 31, 2001, 39% of our consolidated revenues for the year ended December 31, 2000 and 41% of our consolidated revenues for the year ended December 31, 1999. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;
- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control. Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a

change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

	For the Years Ended December 31,		
(Amounts in thousands)	2001	2000	1999
Revenues:			
Net product sales	$1,110,254	$811,897	$683,482
Net service sales	98,370	84,482	79,448
Revenues from research and development contracts:			
Related parties	3,279	509	2,012
Other	11,727	6,432	7,346
Total revenues	1,223,630	903,320	772,288
Operating costs and expenses:			
Cost of products sold	307,425	232,383	182,337
Cost of services sold	56,173	50,177	49,444
Selling, general and administrative	424,640	264,551	242,797
Research and development (including research and development related to contracts)	264,004	169,478	150,516
Amortization of intangibles	121,124	22,974	24,674
Purchase of in-process research and development	95,568	200,191	5,436
Charge for impaired asset	–	4,321	–
Total operating costs and expenses	1,268,934	944,075	655,204
Operating income (loss)	(45,304)	(40,755)	117,084
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)
Gain on affiliate sale of stock	212	22,689	6,683
Minority interest	2,259	4,625	3,674
Gain (loss) on investments in equity securities	(25,996)	15,873	(3,749)
Gain (loss) on sale of product line	(24,999)	–	8,018
Other	(2,205)	5,188	14,527
Investment income	50,504	45,593	36,158
Interest expense	(37,133)	(15,710)	(21,771)
Total other income (expenses)	(73,039)	33,293	844
Income (loss) before income taxes	(118,343)	(7,462)	117,928
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)
Net income (loss) before cumulative effect of change in accounting principle	$ (116,323)	$ (62,940)	$ 70,981
Cumulative effect of change in accounting principle	4,167	–	–
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981
Comprehensive income (loss), net of tax:			
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(6,003)	(14,569)	(14,883)
Unrealized loss on derivatives	(943)	–	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	(10,577)	9,876	24,946
Reclassification adjustment for (gains) losses included in net income (loss)	16,429	3,788	2,092
Unrealized gains on securities, net	5,852	13,664	27,038
Other comprehensive income (loss)	(1,094)	(905)	12,155
Comprehensive income (loss)	$ (113,250)	$ (63,845)	$ 83,136

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Operations (continued)

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Net Income (Loss) Per Share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–
Genzyme General net income	**8,046**	85,956	142,077
Genzyme Surgical Products net loss	**–**	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812
Net income allocated to Genzyme General Stock	**$ 44,543**	$121,455	$149,360
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90
Diluted:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.21**	$ 0.68	$ 0.85
Weighted average shares outstanding:			
Basic	**202,221**	172,263	166,185
Diluted	**211,176**	179,366	186,456
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss	**$(145,170)**	$ (87,636)	
Allocated tax benefit	**18,189**	448	
Net loss allocated to Biosurgery Stock	**$(126,981)**	$ (87,188)	
Net loss per share of Biosurgery Stock – basic and diluted	**$ (3.34)**	$ (2.40)	
Weighted average shares outstanding	**37,982**	36,359	
Allocated to Molecular Oncology Stock:			
Net loss	**$ (29,718)**	$ (23,096)	$ (28,832)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.82)**	$ (1.60)	$ (2.25)
Weighted average shares outstanding	**16,350**	14,446	12,826
Allocated to Surgical Products Stock:			
Net loss		$ (54,748)	$ (20,514)
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)
Weighted average shares outstanding		14,900	14,835
Allocated to Tissue Repair Stock:			
Net loss		$ (19,833)	$ (30,040)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)
Weighted average shares outstanding		28,716	23,807

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Balance Sheets

(Amounts in thousands, except share amounts)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 247,011**	$ 236,213
Short-term investments	**66,481**	104,586
Accounts receivable, net	**259,283**	205,094
Inventories	**171,409**	170,341
Prepaid expenses and other current assets	**35,408**	37,681
Deferred tax assets – current	**70,196**	46,836
Total current assets	**849,788**	800,751
Property, plant and equipment, net	**635,314**	504,412
Long-term investments	**807,766**	298,841
Notes receivable-related party	**-**	10,350
Intangibles, net	**1,506,646**	1,539,782
Investments in equity securities	**88,686**	121,251
Other noncurrent assets	**47,545**	42,713
Total assets	**$3,935,745**	$3,318,100
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 47,860**	$ 26,165
Accrued expenses	**144,740**	139,683
Income taxes payable	**75,944**	46,745
Deferred revenue	**6,700**	8,609
Current portion of long-term debt and capital lease obligations	**7,746**	19,897
Total current liabilities	**282,990**	241,099
Long-term debt and capital lease obligations	**259,809**	381,560
Convertible notes and debentures	**585,000**	283,680
Deferred tax liabilities	**173,126**	230,384
Other noncurrent liabilities	**25,631**	6,236
Total liabilities	**1,326,556**	1,142,959
Commitments and contingencies (Notes I, K, M)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**-**	–
Common stock $0.01 par value:		
Genzyme General Stock, $0.01 par value	**2,132**	1,912
Biosurgery Stock, $0.01 par value	**395**	364
Molecular Oncology Stock, $0.01 par value	**168**	159
Treasury common stock, at cost:		
Genzyme General Stock	**(901)**	(901)
Additional paid-in capital – Genzyme General Stock	**1,749,097**	1,268,328
Additional paid-in capital – Biosurgery Stock	**843,544**	823,353
Additional paid-in capital – Molecular Oncology Stock	**148,481**	111,484
Deferred compensation	**(2,377)**	(9,943)
Notes reveivable from stockholders	**(13,245)**	(14,760)
Accumulated deficit	**(117,894)**	(5,738)
Accumulated other comprehensive income	**(211)**	883
Total stockholders' equity	**2,609,189**	2,175,141
Total liabilities and stockholders' equity	**$3,935,745**	$3,318,100

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	**$(112,156)**	$ (62,940)	$ 70,981
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**179,009**	57,930	62,652
Non-cash compensation expense	**10,196**	2,185	58
Provision for bad debts	**1,116**	4,277	13,031
Note received from a collaborator	**-**	(10,350)	–
Write-off of note received from a collaborator	**10,159**	–	–
Charges for in-process research and development	**95,568**	200,191	5,436
Equity in net loss of unconsolidated affiliates	**35,681**	44,965	42,696
Gain on affiliate sale of stock	**(212)**	(22,689)	(6,683)
(Gain) loss on investments in equity securities	**25,996**	(15,873)	3,749
Minority interest in net loss of subsidiary	**(2,259)**	(4,625)	(3,674)
Deferred income tax benefit	**(58,799)**	(6,580)	(6,061)
Loss on disposal of fixed assets	**-**	532	917
Accrued interest/amortization of marketable securities	**-**	2,507	(1,647)
(Gain) loss on sale of product line	**24,999**	–	(8,018)
Other	**(2,283)**	2,677	1,881
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(58,385)**	(34,064)	(18,682)
Inventories	**(6,668)**	(9,549)	(1,691)
Prepaid expenses and other current assets	**441**	(8,768)	12,215
Accounts payable, accrued expenses, and deferred revenue	**30,811**	(26,339)	(33,049)
Income taxes payable and tax benefits from stock options	**51,874**	63,607	69,900
Net cash provided by operating activities	**225,088**	177,094	204,011
Cash Flows from Investing Activities:			
Purchases of investments	**(978,595)**	(553,506)	(509,177)
Sales and maturities of investments	**522,400**	754,437	438,530
Purchases of equity securities	**(11,138)**	(29,102)	(17,700)
Proceeds from sale of investments in equity securities	**2,467**	33,124	11,090
Purchases of property, plant and equipment	**(184,304)**	(75,441)	(57,724)
Sale of property, plant and equipment	**1,047**	26	188
Proceeds from sale of product line	**15,862**	–	5,000
Acquisitions, net of acquired cash	**(74,460)**	(643,779)	(6,500)
Purchase of technology rights	**-**	(75)	(11,400)
Investments in unconsolidated affiliates	**(39,677)**	(23,497)	(46,621)
Proceeds from notes receivable	**-**	–	8,360
Final distribution from joint venture	**-**	–	881
Other	**2,596**	(8,160)	2,859
Net cash used in investing activities	**(743,802)**	(545,973)	(182,214)

The accompanying notes are an integral part of these consolidated financial statements.

	For the Years Ended December 31,		
(Amounts in thousands)	2001	2000	1999
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	91,517	116,181	59,986
Proceeds from issuance of debt	579,062	350,000	5,000
Payments of debt and capital lease obligations	(156,743)	(5,000)	(85,081)
Bank overdraft	8,058	12,306	9,625
Payments of notes receivable from stockholders	3,365	–	–
Other	4,942	2,076	2,289
Net cash provided by (used in) financing activities	530,201	475,563	(8,181)
Effect of exchange rate changes on cash	(689)	(627)	(2,072)
Increase in cash and cash equivalents	10,798	106,057	11,544
Cash and cash equivalents at beginning of period	236,213	130,156	118,612
Cash and cash equivalents at end of period	$ 247,011	$236,213	$130,156
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	$ 35,238	$ 15,998	$ 20,151
Income taxes	$ 19,550	$ 34,014	$ 30,992

Supplemental disclosures of non-cash transactions:
Other gains and charges – Note B.
Dispositions of assets – Note C.
Acquisitions – Note D.
Investments in unconsolidated affiliates – Note I.
Conversion of 5¼% convertible subordinated notes – Note K.
Conversion of 5% convertible subordinated debentures – Note K.
Warrant exercise – Note L.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, liabilities were assumed as follows:

	For the Years Ended December 31,	
(Amounts in thousands)	2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	**2001**	2000	1999
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**191,182**	168,704	162,788	**$1,912**	$1,688	$1,628
Issuance of Genzyme General Stock under stock plans	**5,406**	6,706	5,916	**54**	66	60
Exercise of warrants and stock purchase rights	**127**	–	–	**1**	–	–
Shares issued for acquisition of GelTex	**–**	15,772	–	**–**	158	–
Shares issued for acquisition of Novazyme	**2,562**	–	–	**26**	–	–
Shares issued in connection with conversion of 5¼% convertible notes	**12,597**	–	–	**126**	–	–
Shares issued in connection with conversion of 5% convertible debentures	**1,305**	–	–	**13**	–	–
Balance at end of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Biosurgery Stock:						
Balance at beginning of year	**36,398**	–		**$ 364**	$ –	
Issuance of Biosurgery Stock under stock plans	**384**	46		**4**	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,092		**–**	91	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,679		**–**	97	
Shares issued in connection with conversion of 5¼% convertible notes	**685**	–		**6**	–	
Shares issued for acquisition of Focal	**2,087**	–		**21**	–	
Shares issued for acquisition of Biomatrix	**–**	17,581		**–**	176	
Balance at end of year	**39,554**	36,398		**$ 395**	$ 364	
Molecular Oncology Stock:						
Balance at beginning of year	**15,905**	13,421	12,648	**$ 159**	$ 134	$ 126
Issuance of Molecular Oncology Stock under stock plans	**175**	345	129	**2**	4	2
Issuance of Molecular Oncology designated shares	**–**	–	27	**–**	–	–
Sales of Molecular Oncology Stock	**–**	2,139	–	**–**	21	–
Shares issued in connection with conversion of 5¼% convertible notes	**682**	–	–	**7**	–	–
Issuance of Molecular Oncology Stock in connection with the purchase of joint venture interest	**–**	–	617	**–**	–	6
Balance at end of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134

The accompanying notes are an integral part of these consolidated financial statements.

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	2001	2000	1999
Common Stock:						
Surgical Products Stock:						
Balance at beginning of year		14,835	–		$ 148	$ –
Initial distribution of Genzyme Surgical Products designated shares		–	14,792		–	148
Issuance of Surgical Products Stock under stock plans		169	43		2	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(15,004)	–		(150)	–
Balance at end of year		–	14,835		$ –	$ 148
Tissue Repair Stock:						
Balance at beginning of year		28,504	20,921		$ 285	$ 209
Issuance of Tissue Repair Stock under stock plans		374	325		4	3
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	7,258		–	73
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(28,878)	–		(289)	–
Balance at end of year		–	28,504		$ –	$ 285
Tresury Common Stock (At Cost):						
Genzyme General Stock:						
Balance at beginning of year	(106)	(106)	(106)	$(901)	$(901)	$(901)
Purchases	–	–	–	–	–	–
Balance at end of year	(106)	(106)	(106)	$(901)	$(901)	$(901)

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	2001	2000	1999
Additional Paid-in Capital:			
Genzyme General Stock:			
Balance at beginning of year	$1,268,328	$ 635,284	$ 958,205
Issuance of Genzyme General Stock under stock plans	86,651	85,315	59,557
Exercise of warrants and stock purchase rights	2,290	–	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	(12,000)	–	–
Allocation of cash to Genzyme Tissue Repair for Tissue Repair designated shares	–	(9,910)	(4,937)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	(4,040)	(15,000)	–
Allocation of cash to Genzyme Surgical Products for Surgical Products designated shares	–	–	(376,271)
Tax benefit from disqualified dispositions	50,176	17,041	24,238
Conversion of 5¼% convertible notes	245,946	–	–
Conversion of 5% convertible debentures	21,187	–	–
Acquisition of Novazyme	119,572	–	–
Acquistion of GelTex	–	554,063	–
Stock based compensation expense	–	1,536	–
Transfer of interest in joint venture from Genzyme Tissue Repair	–	–	(25,000)
Payment to Genzyme Tissue Repair for research program	–	–	(100)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	(32,000)	–	–
Other	2,987	(1)	(408)
Balance at end of year	$1,749,097	$1,268,328	$ 635,284
Biosurgery Stock:			
Balance at beginning of year	$ 823,353	$ –	
Issuance of Biosurgery Stock under stock plans	1,551	298	
Allocation of cash from Genzyme General for Biosurgery designated shares	12,000	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	–	377,090	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	–	228,288	
Acquisition of Focal	9,780		
Acquisition of Biomatrix	–	217,719	
Other	(3,140)	(42)	
Balance at end of year	$ 843,544	$ 823,353	

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	2001	2000	1999
Molecular Oncology Stock:			
Balance at beginning of year	$111,484	$ 67,672	$ 63,427
Issuance of Molecular Oncology Stock under stock plans	957	1,829	306
Allocation of cash from Genzyme General for Molecular Oncology designated shares	4,040	15,000	–
Issuance of Molecular Oncology Stock in connection with public offering	–	26,980	–
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	32,000	–	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	(7)	–	–
Shares issued upon purchase of joint venture interest	–	–	3,929
Other	7	3	10
Balance at end of year	$148,481	$ 111,484	$ 67,672
Surgical Products Stock:			
Balance at beginning of year		$ 376,123	$ –
Allocation of cash from Genzyme General for Surgical Products designated shares		–	376,271
Issuance of Surgical Products Stock under stock plans		908	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(377,031)	
Initial distribution of Genzyme Surgical Products designated shares		–	(148)
Balance at end of year		$ –	$376,123
Tissue Repair Stock:			
Balance at beginning of year		$ 217,103	$174,198
Issuance of Tissue Repair Stock under stock plans		794	458
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	12,410
Gain on transfer of interest in joint venture to Genzyme General		–	25,000
Payment from Genzyme General for research program		–	100
Issuance of Tissue Repair Stock in connection with research program		289	–
Allocation of cash from Genzyme General for Tissue Repair designated shares		9,910	4,937
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(228,096)	–
Stock compensation expense (unearned compensation), net		–	–
Balance at end of year		$ –	$217,103

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2001**	2000	1999
Deferred Compensation:			
Balance at beginning of year	**$ (9,943)**	$ (134)	$ (192)
Deferred compensation associated with GelTex acquisition	**-**	(10,206)	–
Deferred compensation associated with Biomatrix acquisition	**-**	(66)	–
Deferred compensation associated with Novazyme acquisition	**(2,630)**	–	–
Amortization of deferred compensation	**10,196**	463	58
Balance at end of year	**$ (2,377)**	$ (9,943)	$ (134)
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (14,760)**	$ –	$ –
Notes acquired in connection with Biomatrix acquisition	**-**	(14,760)	–
Notes acquired in connection with Focal acquisition	**(535)**	–	–
Notes acquired in connection with Novazyme acquisition	**(1,316)**	–	–
Payments of Biomatrix notes receivable	**2,769**	–	–
Payments of Focal notes receivable	**72**	–	–
Payments of Novazyme notes receivable	**541**	–	–
Accrued interest receivable on Novazyme notes	**(16)**	–	–
Balance at end of year	**$ (13,245)**	$(14,760)	$ –
Retained Earnings (Accumulated Deficit):			
Balance at beginning of year	**$ (5,738)**	$ 57,202	$(13,779)
Net income	**(112,156)**	(62,940)	70,981
Balance at end of year	**$(117,894)**	$ (5,738)	$ 57,202
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$ 883**	$ 1,788	$(10,367)
Foreign currency translation adjustments	**(6,003)**	(14,569)	(14,883)
Change in unrealized gains (losses) on investments and derivatives	**4,909**	13,664	27,038
Accumulated other comprehensive income (loss)	**$ (211)**	$ 883	$ 1,788

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing and pharmaceutical drug materials.
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2000 and 1999 data to conform with our 2001 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation, as well as for each of our divisions, to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority-owned subsidiaries. For consolidated majority-owned subsidiaries in which we own greater than 50%, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation. For additional information on our investments, please read Note I "Investments" below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under generally accepted accounting principles, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment.

We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to ten years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the straight-line method.

Intangibles

Our intangible assets consist of:

- goodwill;
- covenants not to compete;

- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

We amortize intangible assets using the straight-line method over useful lives of 1.5 to 40 years.

Accounting for the Impairment of Long-Lived Assets

We evaluate the recoverability of our intangible and other long-lived assets when the facts and circumstances suggest that these assets may be impaired. When we conduct such an evaluation we consider several factors, including operating results, business plans, economic projections, strategic plans and market emphasis. Our evaluations also compare expected cumulative, undiscounted operating incomes or cash flows of these assets with the net book values of the related intangible assets. We charge unrealizable intangible and long-lived asset values to operations if our evaluations indicate that the value of these assets are impaired.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities; and
- the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency charges of $40.2 million at December 31, 2001 and $34.2 million at December 31, 2000.

Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably

estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2001, these undistributed foreign earnings totaled approximately $58.8 million.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	**$24,593**	$28,023	$26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Total	**$36,497**	$35,499	$34,806

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2001, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$193,312
Genzyme Molecular Oncology	36,428

Genzyme General Stock

As described in Note L., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Genzyme General net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–
Genzyme General net income	**8,046**	85,956	142,077
Genzyme Surgical Products net loss	**–**	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812
Net income allocated to Genzyme General Stock – basic	**44,543**	121,455	149,360
Effect of dilutive securities, net of tax [1]:			
5¼% convertible subordinated notes [2]:			
Interest expense	**–**	–	8,375
Amortization of purchasers' discount and offering costs	**–**	–	597
5% convertible subordinated debentures [3]:			
Interest expense	**–**	–	676
Amortization of debt offering costs	**–**	–	113
Net income allocated to Genzyme General Stock – diluted	**$ 44,543**	$121,455	$159,121
Shares used in computing net income per common share – basic	**202,221**	172,263	166,185
Effect of dilutive securities:			
Stock options [4]	**8,914**	7,103	6,345
Warrants	**41**	–	40
5¼% convertible subordinated notes [1,2]	**–**	–	12,626
5% convertible subordinated debentures [1,3]	**–**	–	1,260
Dilutive potential common shares	**8,955**	7,103	20,271
Shares used in computing net income per share – diluted [4]	**211,176**	179,366	186,456
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90
Diluted [4,6]:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Net income per share allocated to Genzyme General Stock	**$0.21**	$0.68	$0.85

[1] The effect of the assumed conversion of the 5¼% convertible subordinated notes and 5% convertible subordinated debentures has been excluded for the years ended December 31, 2001 and 2000 as the effect was anti-dilutive.

[2] We issued these notes in May 1998 and amortized the purchasers' discount and offering costs of approximately $7.0 million over the term of the notes, which were due to mature in June 2005. These notes were converted into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock in 2001.

[3] We issued these debentures in August 1998 and amortized the offering costs of approximately $0.9 million over the term of the debentures, which were due to mature in August 2003. These debentures were converted in 2001 into shares of Genzyme General Stock.

[4] We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

(Amounts in thousands)	December 31, 2001	2000	1999
Shares of Genzyme General Stock issuable for options	**2,170**	3,492	4,188
Shares of Genzyme General Stock issuable for warrants	**–**	92	52
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**2,170**	3,584	4,240

[5] On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statement of operations to record the fair value of certain warrants held on January 1, 2001.

[6] We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the year ended December 31, 2001 because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We created Genzyme Biosurgery by combining two of our former divisions of Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the

year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, which were combined to form Genzyme Biosurgery, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same.

We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

	December 31,	
(Amounts in thousands)	**2001**	2000[1]
Shares of Biosurgery Stock issuable for options	**5,582**	4,739
Warrants to purchase Biosurgery Stock	**8**	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	**-**	685
Biosurgery designated shares reserved for options [3]	**93**	111
Biosurgery designated shares [3]	**3,105**	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery	**358**	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**9,146**	7,091

[1] *For the period from December 18, 2000 through December 31, 2000.*
[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*
[3] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.*

Molecular Oncology Stock:

In accounting for the acquisition of PharmaGenics, Inc. in June of 1997, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses. This was due to the application of our policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $0.5 million in 2000 and $1.0 million in 1999. Amortization of this goodwill was completed in June 2000.

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Shares of Molecular Oncology Stock issuable for options	**1,370**	862	1,597
Warrants to purchase Molecular Oncology Stock	**-**	10	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**-**	682	682
Molecular Oncology designated shares [1]	**1,651**	1,318	1,006
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**3,021**	2,872	3,295

[1] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.*
[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in 2001.*

Surgical Products Stock:

For all periods presented, basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

	December 31,	
(Amounts in thousands)	**2000[1]**	1999[2]
Shares of Surgical Products Stock issuable for options	**450**	2,991
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [3]	**1,130**	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [4]	**1,580**	4,121

[1] *For the period from January 1, 2000 through December 18, 2000.*
[2] *For the period from June 28, 1999 through December 31, 1999.*
[3] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products. As of December 31, 2000, there were no Surgical Products designated shares outstanding because these shares were converted into Biosurgery designated shares.*
[4] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For all periods presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

	December 31,	
(Amounts in thousands)	**2000**[1]	1999
Shares of Tissue Repair Stock issuable for options	**2,934**	4,176
Tissue Repair designated shares [2]	**1,285**	2,238
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [3]	**4,219**	6,414

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 2000, there were no Tissue Repair designated shares outstanding because these shares were converted into Biosurgery designated shares.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and foreign currency translation adjustments, net of taxes.

Accounting for Stock Based Compensation

Stock options issued to employees under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of our common stock at the date of grant. We apply the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only, in Note L to these consolidated financial statements. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 are effective from the date of acquisition. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined, however, we anticipate that our transitional goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and this will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer." EITF No. 01-09 addresses

whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from that same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products and services;
- our ability to manufacture sufficient quantities of products for development and commercialization activities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;
- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Note 8. Other Gains and Charges

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group's decision to file for and operate under a court supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place. We do not intend to commercialize this product. We allocate these charges to Genzyme General.

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable. We allocated this charge to Genzyme General.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated this gain to Genzyme General.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys. We allocated this gain to Genzyme General.

Note C. Dispositions of Assets

Snowden-Pencer Products

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line, and allocated it to Genzyme General.

Note D. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we will not ratably amortize the goodwill resulting from the acquisition of Novazyme. Instead, we will test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in Stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for vari-

ous LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility for the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Focal

In January 2001, Focal, a public company and developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the

cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by generally accepted accounting principles. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to launch this product during the second half of 2002.

Genzyme Development Partners

In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000, plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (dollars in thousands):

Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock, and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	38,060
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(29,903)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstand-

ing shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock, were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis.*

Prior to the acquisition, Biomatrix sold approximately 0.7 million shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into approximately 0.5 million shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amount in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	$ 1,579

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

At December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in Genzyme Biosurgery's combined financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price.	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Peptimmune

In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focuses on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment	$ 128
Deferred tax asset	1,229
In-process research & development	5,436
Total	$6,793

The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once developed each product will need to complete a series of clinical trials and

receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex, and $82.1 million resulting from the acquisition of Biomatrix, are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000
Total revenues	$1,232,190	$1,039,771
Net income (loss) before extraordinary items and cumulative effect of change in accounting principle	(46,085)	1,321
Net income (loss)	(41,918)	1,321
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting principle	121,168	154,604
Cumulative effect of change in accounting principle, net of tax	4,167	–
Net income allocated to Genzyme General Stock	$ 125,335	$ 154,604
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting principle	$ 0.59	$ 0.81
Per share cumulative effect of change in accounting principle, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.61	$ 0.81
Diluted:		
Net income per share before cumulative effect of change in accounting principle	$ 0.57	$ 0.76
Per share cumulative effect of change in accounting principle, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.59	$ 0.76
Net loss allocated to Biosurgery Stock	$(137,535)	$(130,657)
Net loss per share allocated to Biosurgery Stock – basic and diluted	$ (3.52)	$ (3.40)

Note E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2001 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2001. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2001, representing the cash requirements to settle the agreement, was approximately $2.7 million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2001 was $22.0 million. These contracts had a fair value of $0.2 million, representing an unrealized gain, and were included in other current assets (liabilities) at December 31, 2001.

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of

policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

Note F. Accounts Receivable and Intangible Assets

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts and other allowances. These allowances were $14.2 million at December 31, 2001 and $20.7 million at December 31, 2000.

The following table contains information on our intangible assets for the periods presented:

(Amounts in thousands, except useful life data)	December 31, 2001	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
Goodwill	**$ 792,331**	17	$ 757,414	19
Acquired technology	**551,743**	13	500,535	14
Patents	**196,968**	13	191,928	13
License fees	**27,016**	14	26,040	15
Customer lists	**8,324**	10	8,324	10
Trademarks	**91,754**	22	101,150	24
Distribution agreements	**13,950**	8	13,950	8
Non-compete agreements	**6,640**	5	6,640	5
Other	**9,927**	5	9,389	5
	1,698,653		1,615,370	
Less accumulated amortization	**(192,007)**		(75,588)	
Intangible assets, net	**$1,506,646**		$1,539,782	

Note G. Inventories

(Amounts in thousands)	December 31, 2001	2000
Raw materials	**$ 52,586**	$ 51,545
Work-in-process	**64,925**	73,520
Finished products	**53,898**	45,276
Total	**$171,409**	$170,341

Note H. Property, Plant and Equipment

(Amounts in thousands)	December 31, 2001	2000
Plant and equipment	**$ 317,707**	$ 264,109
Land and buildings	**303,691**	252,789
Leasehold improvements	**122,800**	106,384
Furniture and fixtures	**23,139**	20,570
Construction-in-progress	**150,918**	94,098
	918,255	737,950
Less accumulated depreciation	**(282,941)**	(233,538)
Property, plant and equipment, net	**$ 635,314**	$ 504,412

Our depreciation expense was $56.7 million in 2001, $33.6 million in 2000 and $40.7 million in 1999.

We allocate our fixed assets among our operating divisions based on use.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

2001	2000	1999
$4.2 million	$2.2 million	$1.2 million

Our estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

Note I. Investments

Marketable Securities

(Amounts in thousands)	December 31, 2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Cash equivalents [1]:				
Corporate notes	**$ 1,550**	**$ 1,552**	$ 50,922	$ 50,922
U.S. Governmental agencies	**22,646**	**22,720**	–	–
Money market fund	**149,233**	**149,233**	148,577	148,577
	$173,429	**$173,505**	$199,499	$199,499
Short-term:				
Corporate notes	**$ 47,221**	**$ 47,921**	$ 90,930	$ 91,133
U.S. Governmental agencies	**16,084**	**16,464**	13,175	13,207
Non U.S. Governmental agencies	**1,042**	**1,066**	–	–
U.S. Treasury notes	**1,005**	**1,030**	246	246
	$ 65,352	**$ 66,481**	$104,351	$104,586
Long-term:				
Corporate notes	**$509,560**	**$521,519**	$186,904	$190,542
U.S. Governmental agencies	**156,282**	**157,526**	99,549	100,803
Non U.S. Governmental agencies	**36,397**	**36,929**	–	–
U.S. Treasury notes	**89,611**	**91,792**	7,432	7,496
	$791,850	**$807,766**	$293,885	$298,841
Investments in equity securities	**$ 50,347**	**$ 88,686**	$ 74,299	$121,251

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

We allocate marketable securities to our operating divisions.

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

(Amounts in thousands)	December 31, 2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Within 1 year	$ 238,781	$ 239,986	$303,849	$304,085
1-2 years	202,071	206,705	85,712	86,686
2-10 years	589,779	601,061	208,174	212,155
	$1,030,631	$1,047,752	$597,735	$602,926

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group plc and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. We allocate these investments to Genzyme General.

In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, we recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General. In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We recorded gains of $2.0 million in 1999 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group and IntegraMed America, Inc. because we considered the decline in the value of those investments to be other than temporary. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers; and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments. We allocate these investments to Genzyme General.

We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amounts recorded:

	December 31, 2001	2000
Unrealized holding gains	$56.2 million	$60.7 million
Unrealized holding losses	$ 0.6 million	$ 7.9 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$36,508	$20,704
Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.)	466	412	(54)
BioMarin Pharmaceutical, Inc.	18,000	28,258	10,258
Cambridge Antibody Technology Group plc (1)	6,311	8,611	2,300
Crucell, N.V.	576	1,758	1,182
Dyax Corporation	3,000	6,039	3,039
Healthcare Ventures V, L.P.	1,620	1,620	–
Oxford Bioscience Partners IV, L.P.	500	500	–
Pharming Group N.V. (1)	—	520	520
ProQuest Investments II, L.P.	1,110	1,110	–
Targeted Genetics Corporation	960	1,350	390
Viacell, Inc.	2,000	2,000	–
Total at December 31, 2001	**$ 50,347**	**$ 88,686**	**$ 38,339**

(Amounts in thousands)	December 31, 2000 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2000	$74,299	$121,251	$46,952

(1) *Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2001.*

Genzyme Transgenics Corporation

At December 31, 2001, we owned approximately 26% of the outstanding common stock of Genzyme Transgenics and record in net loss of unconsolidated affili-

ates our portion of its results. We refer to Genzyme Transgenics in this note as GTC. Our portion of GTC's net losses was $4.3 million in 2001, $2.1 million in 2000 and $7.1 million in 1999. The fair market value of our investment in GTC common stock was $45.1 million on December 31, 2001 and $110.8 million on December 31, 2000.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately 1.0 million shares of GTC common stock.

Our chairman and chief executive officer and another Genzyme officer are directors of GTC. One additional member of our board of directors is also a director of GTC.

The following table contains condensed statement of operations and balance sheet data for GTC:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues	**$ 13,740**	$ 88,149	$ 68,784
Operating loss	**(13,384)**	(10,239)	(2,666)
Net loss	**(16,556)**	(13,143)	(18,761)

	At December 31,	
(Amounts in thousands)	**2001**	2000
Current assets	**$47,323**	$92,396
Noncurrent assets	**72,809**	68,181
Current liabilities	**18,102**	38,237
Noncurrent liabilities	**80**	6,660

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts;
- research and development agreement under which each of the parties performs research services for the other;
- a services agreement under which GTC pays us for research, development, regulatory and manufacturing services related to transgenic recombinant human antithrobin III, or ATIII; and
- a purchase agreement and amended and restated collaboration agreement executed in connection with the sale of our interest in ATIII LLC to GTC, as more fully described below.

During 2001, we received approximately $3.5 million from GTC under these agreements. At December 31, 2001, GTC owed us $1.3 million under these agreements. Research and development revenue from GTC is reflected as related party revenue in our statements of operations.

We have guaranteed the obligations of GTC under a credit facility consisting of a revolving credit line and a term loan that GTC obtained from a commercial bank. As of December 31, 2001, no principal was outstanding under the revolving credit line and approximately $15.8 million was available, and $5.7 was outstanding, under the term loan with no further availability. All outstanding amounts under this credit facility are payable on March 28, 2002. Genzyme Transgenics may be required to repay these amounts earlier if, among other things, it violates specified negative covenants, defaults under a material contract such that it is likely to suffer a material adverse effect, or declares bankruptcy. In order to secure GTC's reimbursement obligation for any payments that we may be required to make on the guaranty, each of GTC and its material subsidiaries granted us a first lien on all of its assets. In consideration of our agreement to provide this guaranty, GTC issued to us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. GTC also issued to us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. Both GTC warrants currently are exercisable for the underlying shares of GTC common stock.

ATIII LLC In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Dyax Corp.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. We also sublease office and laboratory space in Cambridge, Massachusetts to Dyax. Current rent under this sublease is $53,943 per month.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize

one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, we made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available to help Dyax fund its operations. This preferred stock converted into common stock upon Dyax's initial public offering in 1999. To date, Dyax has not borrowed any money under the line of credit. We will make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and we will share equally with Dyax all profits from the sale of these products.

One of our directors is chairman and chief executive officer of Dyax and two of our directors are directors of Dyax.

Investments in Joint Ventures

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures:

Joint Venture	Partner(s)	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (CHO-cell product)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

[1] *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

[2] *Since August 2001, Pharming Group has been operating under court-supervised receivership.*

[3] *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

[4] *In August 2001, we terminated our strategic alliance with Pharming Group and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial resposibility for the development of the CHO-cell product.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2001 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Total Funding through December 31, 2001	Receivables As of December 31, 2001
BioMarin/Genzyme LLC	$ 40.1	$ 2.2
Pharming/Genzyme LLC	21.9	0.2
Genzyme/Pharming Alliance LLC	8.5	13.3
Diacrin/Genzyme LLC	33.0	0.1
StressGen/Genzyme LLC	0.7	-
Genzyme Transgenics Corporation	-	1.3
Totals	$104.2	$17.1

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2001	2000	1999	**2001**	2000	1999
RenaGel LLC [1]	**$ –**	$(15.9)	$ (8.1)	**$ –**	$(10.7)	$(15.9)
BioMarin/Genzyme LLC	**(18.5)**	(12.6)	(7.0)	**(36.9)**	(25.3)	(13.9)
Pharming/Genzyme LLC [2]	**(2.9)**	(6.6)	(10.3)	**(5.8)**	(13.3)	(10.7)
Genzyme/Pharming Alliance LLC [3]	**(6.5)**	(1.5)	–	**(13.0)**	(2.9)	–
Diacrin/Genzyme LLC	**(2.3)**	(6.2)	(8.0)	**(3.1)**	(8.2)	(10.7)
StressGen/Genzyme LLC [4]	**–**	–	(1.9)	**–**	–	(1.3)
Genzyme Transgenics Corporation	**(4.3)**	(2.1)	(7.1)	**(16.6)**	(13.1)	(18.8)
Focal, Inc.	**(1.3)**	–	–	**(6.0)**	–	–
Other	**0.1**	(0.1)	(0.3)	**0.3**	(0.1)	–
Totals	**$(35.7)**	$(45.0)	$(42.7)	**$(81.1)**	$(73.6)	$(71.3)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine clinical trial patients can be transitioned to a CHO-cell product for Pompe disease.*

(3) *In August 2001, we terminated our strategic alliance with Pharming Group, N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

(4) *Because an investor had the right to require us to repurchase its interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the investor exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.*

Condensed financial information for our joint ventures and unconsolidated affiliates is summarized below:

(Amounts in thousands)	For the Years Ended December 31,		
	2001	2000	1999
Revenue	**$ 1,519**	$ 47,083	$ 21,100
Gross profit	**(969)**	23,748	13,738
Operating expenses	**(69,450)**	(107,621)	(74,096)
Net loss	**(67,545)**	(60,280)	(52,453)

(Amounts in thousands)	December 31,	
	2001	2000
Current assets	**$11,538**	$21,200
Noncurrent assets	**106**	15,374
Current liabilities	**28,817**	20,658
Noncurrent liabilities	**–**	–

Note J. Accrued Expenses

(Amounts in thousands)	December 31,	
	2001	2000
Compensation	**$ 51,827**	$ 33,134
Purchase accrual	**12,508**	11,468
Bank overdraft	**19,468**	12,306
Royalties	**7,468**	10,810
Rebates	**7,950**	6,482
Restructuring costs	**2,160**	5,970
Acquisition costs	**–**	13,595
Other	**43,359**	45,918
Total accrued expenses	**$144,740**	$139,683

Note K. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

(Amounts in thousands)	December 31,	
	2001	2000
3% convertible subordinated debentures due May 2021	**$575,000**	$ –
5¼% convertible subordinated notes	**–**	250,000
Revolving credit facility maturing in December 2003	**234,000**	350,000
Revolving credit facility maturing in December 2001	**–**	18,000
5% convertible subordinated debentures	**–**	23,680
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**6,723**	5,493
Capital lease obligations	**26,832**	27,964
	852,555	685,137
Less current portion	**(7,746)**	(19,897)
	$844,809	$665,240

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$7.8	$244.8	$–	$25.0	$575.0	$–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion

price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001, was $631.8 million.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using Genzyme Biosurgery cash. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2001, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $234.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2001, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matures in December 2002, in the amount of $1.6 million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, with maturities in June and September 2002, aggregating $5.4 million, of which $5.1 million remained outstanding at December 31, 2001. We will use cash allocated to Genzyme General to satisfy this debt.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal

amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General at December 31, 2000. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

Operating Leases

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

2001	2000	1999
$25.5	$23.4	$22.6

Over the next five years, we will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$20.3	$24.9	$24.5	$21.1	$13.7	$187.2

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2001 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for nine hundred ninety-nine years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

Note L. Stockholders' Equity

Preferred Stock

Series	At December 31, 2001			At December 31, 2000		
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	2,000,000	–	–	2,000,000	–	–
Series B Junior Participating, $0.01 par value	1,000,000	–	–	1,000,000	–	–
Series C Junior Participating, $0.01 par value	400,000	–	–	400,000	–	–
Undesignated	6,600,000	–	–	6,600,000	–	–
Total	10,000,000	–	–	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or
- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanism intended to cause our tracking stock to "track" the financial performance of a corresponding division are special provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire

company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

	At December 31, 2001			At December 31, 2000	
Series	**Authorized**	**Issued**	**Outstanding**	Issued	Outstanding
Genzyme General Stock, $0.01 par value	**500,000,000**	**213,179,196**	**213,072,838**	191,181,638	190,968,922
Genzyme Biosurgery Stock, $0.01 par value	**100,000,000**	**39,554,105**	**39,554,105**	36,397,854	36,397,854
Genzyme Molecular Oncology Stock, $0.01 par value	**40,000,000**	**16,762,331**	**16,762,331**	15,905,360	15,905,360
Undesignated	**50,000,000**	**–**	**–**	–	–
Total	**690,000,000**	**269,495,632**	**269,389,274**	243,484,852	243,272,136

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. Currently, each series of common stock is entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosur-

gery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 2001, two of the seven eligible directors was participating in this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any distributions under this plan as of December 31, 2001.

Equity Plans

At December 31, 2001, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 2001 Equity Incentive Plan, 1998 Director Stock Option Plan and 1999 Employee Stock Purchase Plan:

- 27,392,311 shares of Genzyme General Stock;
- 9,296,983 shares of Biosurgery Stock; and
- 4,041,472 shares of Molecular Oncology Stock.

Stock Options

The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan, 2001 Equity Incentive Plan and 1997 Equity Incentive Plan:

- 1,338,952 shares of Genzyme General Stock;
- 2,052,382 shares of Biosurgery Stock; and
- 1,045,735 shares of Molecular Oncology Stock.

The purpose of these three plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these three plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. No incentive stock options may be granted under the 1997 Equity Incentive Plan. After March 15, 2000, no incentive stock options may be granted under the 1990 Equity Incentive Plan. The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan.

The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

- 292,800 shares of Genzyme General Stock;
- 141,911 shares of Biosurgery Stock; and
- 140,176 shares of Molecular Oncology Stock.

Options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant.

The following table depicts activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:			
Outstanding at December 31, 1998	23,185,460	$12.00	11,158,534
Granted	3,295,438	21.72	
Granted – premium price	2,544,752	29.49	
Exercised	(5,053,676)	10.32	
Forfeited and cancelled	(752,960)	15.11	
Outstanding at December 31, 1999	23,219,014	15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	$27.80	11,815,491
BIOSURGERY STOCK:			
Outstanding at December 18, 2000	–	$ –	
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	$12.54	3,783,030
MOLECULAR ONCOLOGY STOCK:			
Outstanding at December 31, 1998	1,157,785	$ 6.96	391,044
Granted	286,363	3.46	
Granted – premium price	402,615	5.39	
Exercised	(362)	3.50	
Forfeited and cancelled	(37,291)	6.67	
Outstanding at December 31, 1999	1,809,110	6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	$ 9.68	1,407,425
SURGICAL PRODUCTS STOCK:			
Outstanding at June 28, 1999	–	–	
Granted	3,050,690	$ 6.65	
Exercised	0	–	
Forfeited and cancelled	(60,120)	6.69	
Outstanding at December 31, 1999	2,990,570	6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	–
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000 and 2001	–		

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
TISSUE REPAIR STOCK:			
Outstanding at December 31, 1998	3,397,946	$9.13	1,464,732
Granted	667,120	2.22	
Granted – premium price	402,615	7.71	
Exercised	(357)	2.09	
Forfeited and cancelled	(291,558)	7.49	
Outstanding at December 31, 1999	4,175,766	8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000 and 2001	–		

The total exercise proceeds for all options outstanding at December 31, 2001 is:

- $705.0 million for Genzyme General Stock;
- $87.8 million for Biosurgery Stock; and
- $26.8 million for Molecular Oncology Stock.

The following table contains information regarding the range of option prices as of December 31, 2001:

GENZYME GENERAL STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.21 – $13.78	6,338,334	3.92	$10.06	3,996,846	$10.78
13.79 – 20.59	5,429,498	5.79	16.94	4,474,181	16.32
20.75 – 29.44	5,830,125	7.73	27.44	1,999,569	27.33
29.50 – 51.78	2,380,277	9.02	42.40	400,733	40.01
51.96 – 59.88	5,382,546	9.42	53.55	944,162	53.51
$ 0.21 – $59.88	25,360,780	6.84	$27.80	11,815,491	$20.09

BIOSURGERY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 6.26	1,258,942	8.90	$ 6.00	353,382	$ 5.83
6.34 – 6.69	2,041,293	9.10	6.68	838,266	6.69
6.88 – 11.00	361,398	6.80	9.31	250,477	9.79
11.04 – 11.04	1,443,985	7.65	11.04	901,219	11.04
11.33 – 116.51	1,898,252	6.05	24.93	1,439,686	24.21
$ 2.31 – $116.51	7,003,870	7.82	$12.54	3,783,030	$14.52

MOLECULAR ONCOLOGY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 5.38	579,915	7.18	$ 4.69	251,550	$ 4.46
5.75 – 5.75	10,000	7.10	5.75	3,334	5.75
7.00 – 7.00	921,134	5.98	7.00	856,116	7.00
7.70 – 12.73	619,601	8.47	12.26	176,502	12.41
13.69 – 26.85	643,369	9.34	15.58	119,923	15.35
$ 2.31 – $26.85	2,774,019	7.57	$ 9.68	1,407,425	$ 7.93

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2001 are:

- 989,299 shares of Genzyme General Stock;
- 570,600 shares of Biosurgery Stock; and
- 500,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees under both plans for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
1999	626,360	0	126,066	0	208,375
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
Available for purchase as of December 31, 2001	399,779	98,820	81,542	0	0

Stock Compensation Plans

We apply APB Opinion No. 25 and related interpretations in accounting for our six stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms at an exercise price greater than or equal to fair market value on the date of the grant.

The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	**2001**	2000	1999
Consolidated:			
Net income (loss):			
As reported	**$(112,156)**	$(62,940)	$70,981
Pro forma	**$(177,957)**	$(95,666)	$46,382
Allocated to Genzyme General Stock:			
Basic net income (loss) per share:			
As reported	**$ 0.22**	$ 1.41	$ 1.80
Pro forma	**$ (0.04)**	$ 1.12	$ 1.59
Diluted net income (loss) per share:			
As reported	**$ 0.21**	$ 1.35	$ 1.71
Pro forma	**$ (0.04)**	$ 1.07	$ 1.52
Allocated to Biosurgery Stock:			
Basic and diluted loss per share:			
As reported	**$ (3.34)**	$ (2.40)	
Pro forma	**$ (3.58)**	$ (2.40)	
Allocated to Molecular Oncology Stock:			
Basic and diluted loss per share:			
As reported	**$ (1.82)**	$ (1.60)	$ (2.25)
Pro forma	**$ (2.11)**	$ (1.80)	$ (2.34)
Allocated to Surgical Products Stock:			
Basic and diluted loss per share:			
As reported		$ (3.67)	$ (1.38)
Pro forma		$ (3.82)	$ (1.53)
Allocated to Tissue Repair Stock:			
Basic and diluted loss per share:			
As reported		$ (0.69)	$ (1.26)
Pro forma		$ (0.76)	$ (1.40)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
1999	5.58%	45%	0%	5	$10.16
Biosurgery Stock:					
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
1999	5.58%	70%	0%	5	$ 2.16
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
1999	5.58%	42%	0%	5	$ 2.99
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21
1999	5.58%	68%	0%	5	$ 1.36

Warrants

Upon our acquisition of GelTex in December 2000, we assumed warrants to purchase GelTex common stock that we converted into warrants to purchase 102,706 shares of Genzyme General Stock for an aggregate purchase price of $1.5 million. A portion of these warrants were exercised or expired in 2001. The remaining warrants expire on March 28, 2002.

In connection with the execution of a technology license agreement in March 2000, we issued to Sentron Medical, Inc., a warrant to purchase 10,000 shares of Tissue Repair Stock at a price of $7.641 per share. Upon the formation of Genzyme Biosurgery, the warrant converted in accordance with its terms into a warrant to purchase 3,352 shares of Biosurgery Stock at a price of $22.795 per share. The warrant expires in March 2005.

When we acquired PharmaGenics, Inc. in 1997, we assumed a warrant that expired in 2001. This warrant was exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

Upon our acquisition of Novazyme in September 2001, we assumed warrants to purchase Novazyme common stock that we converted into warrants to purchase 3,909 shares of Genzyme General Stock at an exercise price of $13.13 per share, for an aggregate purchase price of $51,325. All of these warrants were exercised in 2001.

Upon our acquisition of Focal in June 2001, we assumed warrants to purchase Focal common stock that we converted into warrants to purchase 4,203 shares of Genzyme Biosurgery Stock for an aggregate purchase price of $306,055. These warrants expire at various dates through February 2006.

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc.	–	–	3,352	$22.80
Assumed from GelTex	102,706	$ 9.09 – $33.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	–
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Molecular Oncology Stock and Biosurgery Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- November 30th for Molecular Oncology Stock; and
- September 30th for Biosurgery Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of November 30th for Molecular Oncology Stock and September 30th for Biosurgery Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1998	–	1,409,992	–	716,268
Established	–	–	16,000,000	–
Dividend distribution	–	–	(14,835,161)	–
Debenture adjustment	–	278,245	–	–
Increase from interdivision cash allocation	–	–	–	1,633,399
Stock options exercised	–	–	–	(111,614)
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

In October 1999, we adjusted the number of Molecular Oncology designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into Molecular Oncology Stock into 5% debentures convertible into Genzyme General Stock. We made this adjustment based on the fair market value of Molecular Oncology Stock on October 16,

1999 in accordance with the terms of the exchange established by our board.

In June 1999, we distributed Surgical Products designated shares to holders of Genzyme General Stock upon creation of Surgical Products Stock.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note M. Research and Development Agreements

Our revenues from research and development agreements with related parties include the following:

(Amounts in thousands)	2001	2000	1999
Genzyme Transgenics Corporation	$3,279	$509	$1,156
StressGen/Genzyme LLC	–	–	496
	$3,279	$509	$2,012

We allocate all of our research and development agreements with unconsolidated affiliates to our operating divisions based on the business to which the research relates.

Genzyme Transgenics Corporation. Note I, "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

Dyax Corporation. Note I, "Investments," contains disclosure regarding our relationship with Dyax.

Joint Ventures. Note I., "Investments," contains disclosure regarding the following joint ventures:

- RenaGel LLC;
- BioMarin/Genzyme LLC;
- Pharming/Genzyme LLC;
- Genzyme/Pharming Alliance LLC;
- Diacrin/Genzyme LLC;
- ATIII LLC; and
- StressGen/Genzyme LLC.

Note N. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

Note O. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended:

	December 31,		
(Amounts in thousands)	2001	2000	1999
Domestic	$(138,630)	$(20,791)	$101,548
Foreign	20,287	13,329	16,380
Total	$(118,343)	$ (7,462)	$117,928
Currently payable:			
Federal	$ 44,810	$ 55,469	$ 41,638
State	3,846	2,982	2,990
Foreign	8,123	3,607	5,733
Total	56,779	$ 62,058	$ 50,361
Deferred:			
Federal	$ (41,416)	$ (3,322)	$ 1,041
State	(2,770)	(182)	(181)
Foreign	(14,613)	(3,076)	(4,274)
Total	(58,799)	(6,580)	(3,414)
(Benefit from) provision for income taxes	$ (2,020)	$ 55,478	$ 46,947

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	**(35.0)%**	(35.0)%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	(45.5)	0.2
State taxes, net	**0.9**	25.6	1.4
Foreign sales corporation	**(8.7)**	(105.8)	(4.4)
Nondeductible amortization	**13.2**	53.9	3.6
Benefit of tax credits	**(4.0)**	(51.9)	(3.6)
Other	**0.9**	(23.3)	6.0
Foreign rate differential	**0.9**	(13.5)	–
Utilization of operating loss carryforwards	**(1.8)**	–	–
Write-off of non-deductible goodwill	**4.4**	–	–
Charge for purchased research and development	**27.5**	939.0	1.6
Effective tax rate	**(1.7)%**	743.5%	39.8%

The components of net deferred tax assets are described in the following table:

	December 31,	
(Amounts in thousands)	**2001**	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ 34,211**	$ 35,769
Tax credits	**19,448**	13,304
Inventory	**49,817**	37,297
Reserves, accruals and other	**37,088**	19,649
Gross deferred tax asset	**140,564**	106,019
Valuation allowance	**–**	(13,592)
	140,564	92,427
Deferred tax liabilities:		
Depreciable assets	**(19,371)**	(23,297)
Realized and unrealized capital gains	**(8,640)**	(7,530)
Investments in unconsolidated subsidiaries	**–**	(4,396)
Deferred gain	**(898)**	(878)
Intangible amortization	**(214,585)**	(239,874)
Net deferred tax liability	**$(102,930)**	$(183,548)

As of December 31, 2000, we had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, we were able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

For U.S. income tax purposes, we had net operating loss carryforwards of $97.7 million in 2001 and $105.1 million in 2000. Our net operating loss carryforwards expire between 2007 and 2021. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically Section 382 of the Internal Revenue Code.

Note P. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans in millions:

	2001	2000	1999
Allocated to Genzyme General	**$5.9**	$1.5	$3.9
Allocated to Genzyme Biosurgery	**2.1**	2.6	0.9
	$8.0	$4.1	$4.8

We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

	2001	2000	1999
Allocated to Genzyme General	**$1.6**	$1.0	$1.3
Allocated to Genzyme Biosurgery	**0.5**	0.6	0.5
	$2.1	$1.6	$1.8

We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

Note Q. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have four reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder;

- Diagnostic products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule discovery and protien therapeutic capabilities.

We have provided information concerning the operations in these reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues:			
Genzyme General:			
Therapeutics [1]	**$ 783,736**	$600,679	$488,705
Diagnostics products [3]	**76,858**	61,469	57,971
Other [4]	**118,008**	89,371	86,409
Eliminations/ Adjustments [5]	**3,324**	964	2,281
Total Genzyme General	**981,926**	752,483	635,366
Genzyme Biosurgery [6]	**235,142**	145,214	132,353
Genzyme Molecular Oncology	**6,562**	5,671	4,619
Eliminations/Adjustments	**–**	(48)	(50)
Total	**$1,223,630**	$903,320	$772,288
Depreciation and amortization expense:			
Genzyme General:			
Therapeutics [1,7]	**$ 75,884**	$ 8,913	$ 13,069
Diagnostics products [3,7]	**7,819**	4,940	1,909
Other [4]	**7,066**	7,226	6,422
Eliminations/ Adjustments [5]	**27,184**	20,127	20,835
Total Genzyme General	**117,953**	41,206	42,235
Genzyme Biosurgery [6,8]	**60,931**	11,622	9,367
Genzyme Molecular Oncology	**125**	5,572	12,057
Eliminations/ Adjustments [9]	**–**	(470)	(1,007)
Total	**$ 179,009**	$ 57,930	$ 62,652
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [1,10]	**$ (30,214)**	$ (42,801)	$ (30,094)
Diagnostic products	**–**	–	–
Other	**126**	(64)	56
Eliminations/ Adjustments [11]	**(4,277)**	(2,100)	(7,385)
Total Genzyme General	**(34,365)**	(44,965)	(37,423)
Genzyme Biosurgery	**(1,316)**	–	(3,403)
Genzyme Molecular Oncology	**–**	–	(1,870)
Total	**$ (35,681)**	$ (44,965)	$ (42,696)

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Income tax (expense) benefits:			
Genzyme General:			
Therapeutics [1]	**$ (17,522)**	$ (53,046)	$ (84,859)
Diagnostics products [3]	**1,269**	(2,056)	(2,485)
Other [4]	**(4,818)**	1,006	2,952
Eliminations/ Adjustments [5]	**(31,595)**	(38,543)	(8)
Genzyme General tax provision	**(52,666)**	(92,639)	(84,400)
Genzyme Biosurgery [6]	**–**	–	–
Genzyme Molecular Oncology	**–**	1,214	2,647
Eliminations/Adjustments	**54,686**	35,947	34,806
Total	**$ 2,020**	$ (55,478)	$ (46,947)
Net income (loss):			
Genzyme General:			
Therapeutics [1,2,12]	**$ 81,937**	$ 94,065	$133,854
Diagnostic products [3,13]	**(1,075)**	3,004	3,915
Other [14]	**8,383**	(1,790)	(4,661)
Eliminations/ Adjustments [15]	**(85,366)**	(9,323)	8,969
Net income for Genzyme General before cumulative effect of change in accounting principle	**3,879**	85,956	142,077
Cumulative effect of change in accounting principle, net of tax [16]	**4,167**	–	–
Net income for Genzyme General	**8,046**	85,956	142,077
Genzyme Biosurgery [6,17]	**(145,170)**	(162,217)	(78,077)
Genzyme Molecular Oncology	**(29,718)**	(23,096)	(28,832)
Eliminations/ Adjustments [18]	**54,686**	36,867	35,813
Total	**$(112,156)**	$ (62,490)	$ 70,981

[1] *In December, 2000 we acquired GelTex and allocated the acquistion to Genzyme General. The results of operations of GelTex are included our Therapeutics segment beginning on December 14, 2000. See Note D., "Acquisitions," above.*

[2] *In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

[3] *In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

[4] *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

[5] *Eliminations/adjustments consists primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.*

[6] *In June 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery. The results of operations of Focal are included in the results of Genzyme Biosurgery from June 30, 2001, the date of acquisition. In December 2000, we acquired Biomatrix and allocated the acquisition to Genzyme Biosurgery. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery beginning on December 19, 2000. See Note D., "Acquisitions," above.*

(7) *Includes the amortization of the intangible assets generated from the GelTex acquisition beginning December 2000 and from the acquisition of Wyntek beginning in June 2001. See Note D., "Acquisitions," above.*

(8) *Includes the amortization of the intangible assets generated from the acquisition of Biomatrix beginning in December 2000. See Note D., "Acquisitions," above.*

(9) *Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology, as compared to amounts recorded at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

(10) *In 2000 includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note D., "Acquisitions," above.*

(11) *Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.*

(12) *Therapeutics net income includes charges for IPR&D of:*
- *in 2001 – $86.8 milllion related to the acquisition of Novazyme;*
- *in 2000 – $118.0 million related to the acquisition of GelTex; and*
- *in 1999 – $5.4 million related to the acquisition of Peptimmune.*

See Note D. "Acquisitions," above.

(13) *Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note D., "Acquisitions," above.*

(14) *Other income (loss) for Genzyme General for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note C., "Disposition of Assets," above.*

(15) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*
- *gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000, and $6.7 million in 1999 recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;*
- *losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology plc and a charge of $4.5 million to write down our investment in Targeted Genetics Corporation.*
- *net gains on sales of investment in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and*
- *in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.*

(16) *On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.*

(17) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note C., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to the acquisition of Biomatrix. See Note D., "Acquisitions," above.*

(18) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,347,494**	$1,341,656	$ 338,960
Diagnostic Products [3]	**196,571**	89,236	40,266
Other [4]	**84,239**	77,153	83,088
Eliminations/ Adjustments [5]	**1,596,950**	991,008	937,269
Total Genzyme General	**3,225,254**	2,499,053	1,399,583
Genzyme Molecular Oncology	**42,419**	30,752	9,692
Genzyme Biosurgery [6]	**704,671**	811,600	390,572
Eliminations/ Adjustments [7]	**(36,599)**	(23,305)	(12,565)
Total	**$3,935,745**	$3,318,100	$1,787,282

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for Therapeutics for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets and $449.6 million of goodwill. See Note D., "Acquisitions," above.*

(3) *Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.*

(4) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(5) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(6) *Segment assets for Genzyme Biosurgery for 2001 include:*
- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note D., "Acquisitions," above.

(7) *Represents the elimination of inter-divisional balances.*

The amounts in Eliminations/Adjustments for segment assets consist of the following.

(Amounts in thousands)	December 31, 2001	2000	1999
Cash, cash equivalents, and short and long-term investments	$ 870,662	$339,259	$513,905
Deferred tax assets-current	70,196	46,836	41,195
Intangibles, net	5,143	30,197	33,871
Property, plant and equipment, net	420,684	332,423	172,165
Investment in equity securities	88,686	119,648	94,719
Deferred tax assets, noncurrent	-	–	18,631
Other	104,980	99,340	50,218
Total Eliminations/ Adjustments	$1,560,351	$967,703	$924,704

We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

(Amounts in thousands)	December 31, 2001	2000	1999
Revenues:			
U.S	$ 799,268	$550,756	$512,304
Europe	306,332	248,487	184,169
Other	118,030	104,077	75,815
Total	$1,223,630	$903,320	$772,288
Long-lived assets:			
U.S	$1,467,291	$926,790	$732,771
Other	112,020	50,778	52,540
Total	$1,579,311	$977,568	$785,311

Our results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 51% of product revenue in 2001, 66% of product revenue in 2000 and 70% of product revenue in 1999. We sell these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 33% of Ceredase and Cerezyme enzyme revenues in 2001 and 28% in each of 2000 and 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 16% of our product revenue in 2001 and approximately 6% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Note R. Quarterly Results (Unaudited)

(Amounts in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Net revenue	**$ 278,261**	**$ 300,641**	**$ 319,495**	**$ 325,233**
Gross profit	**184,637**	**204,680**	**226,444**	**228,838**
Net income (loss)	**3,257**	**(6,354)**	**(102,676)**	**(6,383)**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.21**	**$ 0.18**	**$ (0.37)**	**$ 0.21**
Diluted	**$ 0.20**	**$ 0.17**	**$ (0.37)**	**$ 0.20**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (0.84)**	**$ (0.91)**	**$ (0.48)**	**$ (1.11)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.39)**	**$ (0.52)**	**$ (0.45)**	**$ (0.46)**
2000				
Net revenue	$208,130	$223,913	$227,359	$ 243,918
Gross profit	145,277	157,176	150,815	160,551
Net income (loss)	31,818	49,492	34,421	(178,671)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.30	$ 0.42	$ 0.34	$ (0.34)
Diluted	$ 0.28	$ 0.39	$ 0.32	$ (0.34)
Allocated to Biosurgery Stock:				
Basic and diluted	N/A	N/A	N/A	$ (2.40)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.37)	$ (0.54)	$ (0.37)	$ (0.33)
Allocated to Surgical Products Stock:				
Basic and diluted	$ (0.68)	$ (0.70)	$ (0.93)	$ (1.36)
Allocated to Tissue Repair Stock:				
Basic and diluted	$ (0.17)	$ (0.14)	$ (0.19)	$ (0.18)

To The Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2002

These selected financial data have been derived from the audited combined financial statements of Genzyme General. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme General and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme General's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme General's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

Genzyme General is our operating division that develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing and pharmaceutical drug materials.

A series of our common stock, Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is designed to reflect the value and track the performance of this division. Genzyme General Stock is common stock of Genzyme Corporation, not of Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of LSDs for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and issued approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. The combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Combined Statements of Operations Data	For the years ended December 31,				
(Amounts in thousands)	2001	2000	1999	1998	1997
Revenues:					
Net product sales	$898,731	$690,027	$571,531	$509,727	$429,092
Net service sales	74,056	61,161	57,223	55,445	55,835
Revenues from research and development contracts:					
Related parties	3,279	509	1,516	3,568	8,041
Other	5,860	786	5,096	579	3,400
Total revenues	981,926	752,483	635,366	569,319	496,368
Operating costs and expenses:					
Cost of products sold	194,175	162,894	115,125	138,802	146,226
Cost of services sold	43,167	37,879	35,637	34,240	35,451
Selling, general and administrative [1]	295,068	166,462	149,427	126,172	118,616
Research and development (including research and development related to contracts)	187,502	112,792	97,746	73,139	62,905
Amortization of intangibles	74,296	10,928	8,106	7,610	6,887
Purchase of in-process research and development [2]	95,568	118,048	5,436	–	–
Total operating costs and expenses	889,776	609,003	411,477	379,963	370,085
Operating income	92,150	143,480	223,889	189,356	126,283
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	(34,365)	(44,965)	(37,423)	(19,739)	(5,782)
Gain on affiliate sale of stock [3]	212	22,689	6,683	2,369	–
Gain (loss) on investments in equity securities [4]	(25,996)	23,173	(3,749)	(6)	–
Minority interest	2,259	4,625	3,674	4,285	–
Gain on sale of product line [5]	–	–	8,018	31,202	–
Other [6]	(2,329)	5,203	14,389	–	(2,000)
Investment income	47,806	38,549	30,881	22,953	9,940
Interest expense	(23,192)	(14,159)	(19,885)	(16,994)	(8,074)
Total other income (expenses)	(35,605)	35,115	2,588	24,070	(5,916)
Income before income taxes	56,545	178,595	226,477	213,426	120,367
Provision for income taxes	(52,666)	(92,639)	(84,400)	(80,374)	(43,725)
Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077	133,052	76,642
Cumulative effect of change in accounting principle, net of tax [7]	4,167	–	–	–	–
Division net income	$ 8,046	$ 85,956	$142,077	$133,052	$ 76,642

Genzyme General
A Division of Genzyme Corporation
Combined Selected Financial Data (continued)

Combined Balance Sheet Data	December 31,				
(Amounts in thousands)	**2001**	2000	1999	1998	1997
Cash and investments	**$1,041,500**	$ 531,326	$ 513,905	$ 556,097	$192,222
Working capital	**478,191**	438,733	487,561	381,685	273,697
Total assets	**3,225,254**	2,499,053	1,399,583	1,410,391	960,490
Long-term debt, capital lease obligations and convertible debt [(8)]	**606,926**	455,684	272,702	357,214	118,713
Division equity	**2,280,352**	1,750,280	1,007,614	939,967	745,895

[(1)] *Selling, general and administrative expenses for 2001 includes $27.0 million of charges resulting from Pharming Group, N.V.'s decision to file for and operate under a court supervised receivership.*

[(2)] *Charges for in-process research and development were incurred in connection with the following acquisitions:*
- *2001 – $86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;*
- *2000 – $118.0 million from the acquisition of GelTex; and*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.*

[(3)] *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Trangencics Corporation. In 2001, 1999 and 1998, our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.*

[(4)] *Gain (loss) on investments in equity securities for 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in the fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction.*

[(5)] *Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne.*

[(6)] *Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

[(7)] *On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statement of operations to record the fair value of certain warrants held on January 1, 2001.*

[(8)] *Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021 and a $25.0 million capital lease obligation; at December 31, 2000 consists primarily of $250.0 million in principal of our 5¼% convertible subordinated notes, $150.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5¼% convertible subordinated notes; and at December 31, 1997 consists primarily of $100.0 million outstanding under a revolving credit facility.*

INTRODUCTION

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme General and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme General and Genzyme. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

Genzyme General, develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing services and pharmaceutical drug materials.

We prepare the combined financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and our operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

Genzyme General Division common stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock of all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme General. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme General are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme

General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

In June 1999, we established Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. The combined financial statements of Genzyme General reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented. By excluding Genzyme Surgical Products' results of operations, and therefore its operating losses, from Genzyme General's results, the net income of Genzyme General increased for all periods presented. Genzyme General's tax provision also increased because the tax benefits associated with Genzyme Surgical Products losses are not reflected in Genzyme General's tax provision. Although such benefits are allocated to Genzyme General Stock in the determination of Genzyme's earnings allocations, those benefits do not enter into the determination of Genzyme General's tax provision under generally accepted accounting principles.

The impact on Genzyme General's net income of the exclusion of Genzyme Surgical Products' results of operations, through June 1999, were as follows (in thousands):

	1999
Genzyme Surgical Products net loss	$ 48,037
Tax benefit	(16,128)
Increase in Genzyme General's net income	$ 31,909

This increase represented 22% of Genzyme General's net income for the year ended December 31, 1999.

In December 2000, we acquired Biomatrix for an aggregate purchase price of $426.2 million. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery.

Concurrent with the completion of our acquisition of Biomatrix, we amended our charter to create Biosurgery Stock and to eliminate Surgical Products Division common stock and Genzyme Tissue Repair Division common stock. The combination reduces the segregation of assets among our divisions and reduces the number of series of our common stock outstanding. Following the acquisition, the tax benefits generated by Genzyme Biosurgery are being allocated to Genzyme General Stock pursuant to our management and accounting policies.

Acquisitions

In September 2001, we acquired all of the outstanding capital stock of Novazyme for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

In December 2000, we acquired GelTex for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and issued approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. The combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Critical Accounting Policies

The preparation of the combined financial statements of Genzyme General under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our combined financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets;
- Asset Impairments; and
- Marketable Securities Impairments.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme General.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery or Genzyme Molecular Oncology.

We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

Genzyme General recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Genzyme General recognizes revenue from service sales when we have finished providing the service. Genzyme General recognizes revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. Genzyme General recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

Genzyme General receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme General recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme General recognizes revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of Genzyme General's products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen Genzyme General could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. Genzyme General has invested in significant resources to track channel inventories in order to prevent distributor inventories from increasing to excessive levels.

The risks and uncertainties regarding future revenue include Genzyme General's ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time Genzyme General is rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in Genzyme General's pipeline.

Genzyme General records allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require Genzyme General to make significant judgments and estimates, which could require adjustments in the future. Such adjustments could have a material effect on Genzyme General's reported revenues.

Genzyme General does not recognize revenue unless collectibility is reasonably assured. Genzyme General maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme General's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Genzyme General values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme General analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Genzyme General capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

In the ordinary course of our business, Genzyme General incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme General stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme General to make significant judgments. These judgments can have a material impact on its reported results.

For products Genzyme General expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme General begins capitalization when it considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme General's reported results. Also, if Genzyme General were unable able to successfully validate the manufacturing process for any future product, it would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme General's manufacturing process validation efforts have been successful.

Genzyme General generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme General's operating results. For certain specialized manufacturing plant and equipment, Genzyme General uses the units-of-production depreciation method. The units-of-production method requires Genzyme General to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme General's estimates are accurate. If Genzyme General's estimates require adjustment, it could have a material impact on its reported results.

In accounting for acquisitions, Genzyme General allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires Genzyme General to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- the ability to develop and commercialize products before its competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in this analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2001, there were approximately $981.5 million of intangible assets on Genzyme General's balance sheet. Genzyme General amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires Genzyme General to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

Genzyme General periodically evaluates long-lived assets for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Genzyme General performs these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or its industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If it believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, Genzyme General makes several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available,
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis, and could result in materially different asset impairment charges.

Effective January 1, 2002, Genzyme General adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

Genzyme General will perform transitional impairment tests under SFAS No. 142 in 2002 for the $558.6 million of goodwill recorded as of December 31, 2001. For all of its acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test Genzyme General had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment.

Marketable Securities Impairments

Genzyme General invests in marketable securities as part of its strategy to align itself with technologies and companies that fit with its future strategic direction. Most often Genzyme General will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis Genzyme General reviews the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than its carrying value, Genzyme General considers all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in its collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and
- overall financial condition and liquidity of the issuer of the securities.

If this review indicates that the decline in value is "other than temporary," Genzyme General would write-down its investment to the then current market value and record an impairment charge to its statement of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on its reported results.

Results of Operations

The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme General's financial statements.

REVENUES

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue	**$898,731**	$690,027	$571,531	30%	21%
Service revenue	**74,056**	61,161	57,223	21%	7%
Total product and service revenue	**972,787**	751,188	628,754	29%	19%
Research and development revenue	**9,139**	1,295	6,612	606%	(80)%
Total revenues	**$981,926**	$752,483	$635,366	30%	18%

Product and Service Revenue

The following table describes Genzyme General's product and service revenue on a segment basis:

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue:					
Therapeutics:					
Cerezyme/Ceredase enzymes	**$569,887**	$536,868	$478,538	6%	12%
Renagel phosphate binder	**176,921**	47,891	–	269%	N/A
Other therapeutic products	**25,489**	15,578	10,167	64%	53%
Total therapeutics	**772,297**	600,337	488,705	29%	23%
Diagnostic products	**76,858**	61,469	57,971	25%	6%
Other	**49,576**	28,221	24,855	76%	14%
Total product revenue	**898,731**	690,027	571,531	30%	21%
Service revenue:					
Other	**74,056**	61,161	57,223	21%	7%
Total product and service revenue	**$972,787**	$751,188	$628,754	29%	19%

2001 As Compared to 2000

Therapeutics

The increase in Genzyme General's product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily due to increased sales of Renagel phosphate binder, which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. Genzyme General launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while Genzyme General built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, Genzyme General continues to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

Genzyme General's results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. Genzyme General is aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of Type 1 Gaucher disease. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

The following table provides information regarding the change in sales of Genzyme General's Gaucher disease therapies as a percentage of Genzyme General's total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$569,887**	$536,868	6%
% of total product revenue	**63%**	78%	

Although sales of Genzyme General's Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. Genzyme General expects that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by neprologists worldwide. The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

- our ability to successfully expand manufacturing capacity;
- our ability to manufacture sufficient quantities to meet demand; and
- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of Genzyme General's total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$176,921**	$47,891	269%
% of total product revenue	**20%**	7%	

Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% for the year ended December 31, 2001 as compared to December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe during the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Diagnostic Products

The increase in diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. Diagnostic products revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Other Product and Service Revenue

The increases in other product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of lipids and peptides for drug discovery. The increase in service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

Therapeutics

The increase in Genzyme General's product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to increased sales of Cerezyme enzyme attributable to Genzyme General's continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure, and increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

The following table provides information regarding the change in sales of Genzyme General's Gaucher disease therapies as a percentage of Genzyme General's total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$536,868**	$478,538	12%
% of total product revenue	**78%**	84%	

Although sales of Genzyme General's Gaucher disease therapies continued to increase, the decline as a percentage of total product revenue was the result of growth in the sales of Renagel phosphate binder. Growth in sales of Renagel phosphate binder for the year ended December 31, 2000 as compared to December 31, 1999 was driven primarily by the accelerated adoption of the product by nephrologists worldwide.

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of Genzyme General's total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$47,891**	$ –	N/A
% of total product revenue	**7%**	N/A	

Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Diagnostic Products

The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Other Product and Service Revenue

The increases in other revenue for the year ended December 31, 2000 as compared to December 31, 1999 was primarily attributable to increased sales of lipids and peptides for drug discovery. The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

International Product and Service Revenue

A substantial portion of Genzyme General's revenue was generated outside of the United States. Most of these revenues were attributable to sales of Cerezyme enzyme. The following table provides information regarding the change in international product and service sales as a percentage of total product and service revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
International product and service revenue	**$377,185**	$316,482	$273,851	19%	16%
% of total product and service revenue	**39%**	42%	44%		

2001 As Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

Genzyme General began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the on-going launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the European Renagel phosphate binder sales forces.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

2000 As Compared to 1999

International sales of Cerezyme enzyme increased 13% to $270.6 million in the year ended December 31, 2000 as compared to $240.5 million in the year ended December 31, 1999. Despite an approximate 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

For the year ended December 31, 2000 Genzyme General recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to sales of Renagel phosphate binder in the United States.

Margins

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product margin	**$704,556**	$527,133	$456,406	34%	15%
% of total product revenue	**78%**	76%	80%		
Service margin	**$ 30,889**	$ 23,282	$ 21,586	33%	8%
% of total service revenue	**42%**	38%	38%		
Total gross margin	**$735,445**	$550,415	$477,992	34%	15%
% of total product and service revenue	**76%**	73%	76%		

Genzyme General provides a broad range of healthcare products and services. As a result, Genzyme General's gross margin varies significantly based on the category of product or service. Sales of therapeutic products, including Cerezyme enzyme, typically result in higher margins than sales of diagnostic products.

2001 As Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder and Cerezyme enzyme. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold in 2001 of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex in December 2000.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 30% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 19% increase in the cost of products sold for the same period. We expect that in the future Genzyme General's product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 21% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 14% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

Product margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of Cerezyme enzyme and Renagel phosphate binder. The increase for the year ended December 31, 2000 included a $1.5 million credit to cost of products sold as a result of a reduction in a royalty liability to a collaborator. This credit was taken when it became apparent that, based on the contractual terms and timing of certain events, we would not be required to pay that portion of the royalty obligation.

The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to an 21% increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 42% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2000 as compared to December 31, 1999 continued to increase primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 7% increase in service revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 6% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines;

- increased expenditures to support the increased sales of Cerezyme enzyme, to drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe; and
- the addition of expenses resulting from our acquisitions of GelTex, Wyntek and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group's decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the C. *difficile* colitis, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs as a result of our acquisition of GelTex;
- increased spending on Genzyme General's program to develop Fabrazyme enzyme for the treatment of Fabry disease; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflects a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of division equity. We are amortizing this amount to operating expense over the remaining vesting period of one year from the date of acquisition. We are allocating the expense to the appropriate expense categories of Genzyme General's statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, Genzyme General recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, Genzyme General recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of Genzyme General's combined statements of operations based on the functional responsibility of each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to the options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expenses.

2000 As Compared to 1999

The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder; and
- increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone.

In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

The increase in research and development expenses for the year ended December 31, 2000, as compared to the year ended December 31, 1999, is primarily attributable to:

- a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group;
- a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and
- increased spending in our cell and gene therapy programs.

Amortization of Intangibles

The increase in amortization of intangibles for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to intangible assets acquired in connection with the acquisition of GelTex in December 2000 and Wyntek in June 2001. The increase in amortization of intangibles for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily attributable to intangible assets acquired in connection with the acquisition of GelTex in December 2000.

Purchase of In-Process Research and Development

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. We currently estimate that it will take approximately three years and an investment of approximately $75 million to $100 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Below is a brief description of the IPR&D program associated with Wyntek's cardiovascular disease diagnostic product, including an estimation of when management believes we may realize revenues from the sale of this product.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to complete the regulatory review process and file an application for marketing approval in early 2002 and begin selling the product during the second half of 2002.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	• Phase 4 trials ongoing in the U.S. • Phase 3 trial ongoing in Japan	$ 19.7	$ 10.7	(1)
GT160-246	*C. difficile* colitis	• Phase 2 trial ongoing	37.4	35.0	2006
Oral iron chelation	Iron overload disease	• Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	• Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	• IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	• Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	• Program cancelled during 2001; no further development planned	6.2	N/A	N/A
			$118.0	$142.2	

(1) *Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.*

Substantial additional research and development will be required prior to any of acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Other Income and Expenses

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(34,365)**	$(44,965)	$(37,423)	(24)%	20%
Gain on affiliate sale of stock	**212**	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	**(25,996)**	23,173	(3,749)	(212)%	1,080%
Minority interest in net loss of subsidiary	**2,259**	4,625	3,674	(51)%	26%
Gain on sale of product line	**-**	–	8,018	N/A	(100)%
Other	**(2,329)**	5,203	14,389	(145)%	(64)%
Investment income	**47,806**	38,549	30,881	24%	25%
Interest expense	**(23,192)**	(14,159)	(19,885)	64%	(29)%
Total other income (expense), net	**$(35,605)**	$ 35,115	$ 2,588	(201)%	1,257%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

Genzyme General records in equity in net loss of unconsolidated affiliates its portion of the results of its joint ventures with BioMarin, Pharming Group and Diacrin, Inc. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from the date of acquisition. RenaGel LLC was merged into GelTex effective October 1, 2001. Prior to our acquisition of GelTex's 50% interest in RenaGel LLC, we had included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. Genzyme General's equity in the net losses of RenaGel LLC was $15.9 million in the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of:

- increased losses from our joint venture with BioMarin;
- increased losses from our joint venture with Pharming Group for the CHO-cell product for Pompe disease; and
- increased losses in our equity position in Genzyme Transgenics.

The increased losses were offset in part by decreased losses from our joint venture with Diacrin and decreased losses from our joint venture with Pharming Group for the transgenic product for Pompe disease. We terminated our strategic alliance agreement with Pharming Group covering development of the CHO-cell product in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

Genzyme General recorded the following losses on investments in equity securities for the year ended December 31, 2001:

- In the quarter ended September 30, 2001, Genzyme General recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- In the quarter ended September 30, 2001, Genzyme General recorded a charge of $8.5 million, representing an at cost write-off of our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- In the quarter ended June 30, 2001, Genzyme General recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30,

2001. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

- In the quarter ended June 2000, Genzyme General recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, Genzyme General recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock; and
- In the quarter ended June 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% from January 1, 2001 until February 2, 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Other

In December 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, Genzyme General received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. Genzyme General used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $150.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex acquisition, and the private placement of $575.0 million in principal of 3% convertible subordinated debentures issued in May 2001.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates

Genzyme General's equity in net loss of unconsolidated affiliates for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of:

- increased losses from RenaGel LLC;
- increased losses from our joint venture with BioMarin;
- the addition of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000;
- the reallocation of our joint venture with Diacrin to develop therapies for neurodegenerative diseases from Genzyme Tissue Repair to Genzyme General in May 1999; and
- increased losses from Genzyme Transgenics.

These increases were offset in part by decreased losses from Pharming/Genzyme LLC.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock Genzyme General recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock:

- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of the valuation allowance on a deferred tax asset) in 2000; and
- a gain of $6.7 million in 1999.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000, and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

Genzyme General recorded the following gains on investments in equity securities for the year ended December 31, 2000:

- In the quarter ended June 2000, Genzyme General recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, Genzyme General recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock; and
- In the quarter ended June 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock.

Genzyme General recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

- In the quarter ended March 31, 1999, Genzyme General recorded gains of $2.0 million upon the sales of shares of Techne Corporation common stock that it received when it sold its research products business to Techne Corporation; and
- In the quarter ended 1999, Genzyme General recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and Integra-Med America, Inc., because we considered the decline in the value of those investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and that, accordingly, any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

In 1999, in connection with these charges, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

- continued positive progress in the issuers' scientific programs;
- ongoing activity in Genzyme General's collaborations with the issuer; and
- a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least Genzyme General's purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct and indirect interest in ATIII LLC, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain on Sale of Product Line

Genzyme General did not sell any product lines transacted during the year ended December 31, 2000.

In July 1999, Genzyme General recorded a gain of $0.5 million in connection with the sale of its immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation. In June 1999, Genzyme General recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that it received as partial consideration for the sale of Genetic Design in 1996. Genzyme General had previously fully reserved the amount of this note because it considered the repayment of the note to be uncertain.

Other

In December 2000, Genzyme General recorded a $2.1 million charge in connection with our uncertainty in collecting a note receivable that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, Genzyme General received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in

1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

In December 1999, Genzyme General recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys.

Investment Income

The increase in investment income for the year ended December 31, 2000 as compared to December 31, 1999 was primarily attributable to higher average cash and investment balances.

Interest Expense

The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

Tax Provision

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Provision for income taxes	**$52,666**	$92,639	$84,400	43%	10%
Effective tax rate	**93%**	52%	37%		

Genzyme General's tax rates for all periods vary from the U.S. statutory tax rate as a result of its:

- nondeductible charges for IPR&D;
- share of losses of foreign subsidiaries;
- provision for state income taxes;
- use of a foreign sales corporation;
- nondeductible amortization of intangibles; and
- use of tax credits.

Genzyme General's effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles consisting largely of goodwill resulting from our acquisition of GelTex in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits.

Genzyme General's 2000 effective tax rate was adversely impacted by charges for purchased in-process research and development resulting from our acquisition of GelTex in December 2000.

Cumulative Effect of Change in Accounting Principle

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our combined balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship, and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, in its combined statements of operations for the year ended December 31, 2001 to recognize the fair value of certain common stock warrants held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts allocated to Genzyme General were not significant. For the year ended December 31, 2001, Genzyme General recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. Genzyme General also recorded a charge of $0.9 million, ($1.5 million pre-tax) in division equity for the year ended December 31, 2001, to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme General:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
Fabrazyme (agalsidase beta)	Fabry disease	Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase)	MPS I	Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	Phase 2 trial ongoing	2004
GT160-246[(1)]	*C. difficile* colitis	Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	Phase 1-2 trial ongoing	2006

The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2000	$48.3
Costs incurred for the year ended December 31, 2001	$78.3
Cumulative costs incurred as of December 31, 2001	$176.2
Estimated costs to complete as of December 31, 2001	$170.0 to $185.0

[(1)] *Program acquired in connection with the December 2000 acquisition of GelTex Pharmaceuticals, Inc.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2001, Genzyme General had cash, cash-equivalents, and short- and long-term investments of $1.0 billion, an increase of $510.2 million from December 31, 2000.

Genzyme General's operating activities generated $295.2 million of cash for the year ended December 31, 2001 as compared to $244.3 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of Genzyme General's division net income of $8.0 million, and:

- $118.0 million of depreciation and amortization, of which $42.5 million resulted from the depreciation of property, plant and equipment and $75.5 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex and Wyntek;
- $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;
- $34.4 million from the equity in net losses of unconsolidated affiliates;
- $26.0 million from the loss on investments in equity securities; and
- $56.3 million attributable to the net change in working capital.

Genzyme General's investing activities utilized $724.4 million in cash for the year ended December 31, 2001 as compared to $424.7 million for the year ended December 31, 2000. Investing activities in 2001 used:

- $464.1 million for Genzyme General's net purchases of investments;
- $171.4 million to fund purchases of property, plant and equipment, of which $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million

resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million resulted from an aggregate of other office expansions and laboratory rehabilitations worldwide;

- $60.0 million to fund the acquisition of Wyntek, net of cash acquired and net of $5.2 million of cash acquired in connection with our acquisition of Novazyme; and
- $39.7 million to fund Genzyme General's investments in unconsolidated affiliates.

Genzyme General's financing activities provided $461.0 million in cash for the year ended December 31, 2001 as compared to $222.1 for the year ended December 31, 2000. During the year ended December 31, 2001 and Genzyme General received $89.0 million in cash from the issuance of common stock and $562.1 million from the issuance of debt. This was offset by $155.0 million used to repay debt and capital lease obligations and $7.6 million to repay bank overdrafts.

In June 2001, we acquired all of the outstanding capital stock of Wyntek for $65.0 million in cash. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase.

Genzyme General, together with our other operating divisions, has access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 12, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. Genzyme General used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. Genzyme General expects to utilize the remaining proceeds from the sale of the debentures for working capital and general corporate purposes.

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

In July 2001, Genzyme Biosurgery drew down $12.0 million of the $15.0 million still available to it under the $25.0 million interdivisional financing arrangement with Genzyme General in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares. Genzyme Biosurgery used $8.5 million of the proceeds to pay a portion of the amounts it owes to Genzyme General. Under the terms of this arrangement, Genzyme Biosurgery may draw down funds as needed each quarter in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

In August 2001, Genzyme Molecular Oncology drew down $4.0 million of the $15.0 million still available to it under the $30.0 million interdivisional financing arrangement with Genzyme General in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares. Under the terms of this arrangement, Genzyme Molecular Oncology may draw down funds as needed each quarter in exchange for Molecular Oncology designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund is due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend this deadline to February 1, 2002.

As of December 31, 2001 we had committed to make the following payments under contractual obligations using cash allocated to Genzyme General:

	Payments Due by Period						
Contractual Obligations	**Total**	2002	2003	2004	2005	2006	After 2006
	(Amounts in millions)						
Long-term debt	**$ 581.7**	$ 6.7	$ –	$ –	$ –	$575.0[1]	
Capital lease obligations	**25.2**	0.1	0.1	–	25.0	–	–
Operating leases	**270.8**	15.7	20.3	21.0	18.3	10.9	184.6
Unconditional purchase obligations	**179.8**	50.3	49.4	21.4	17.9	20.4	20.4
Capital commitments	**7.7**	7.7	–	–	–	–	–
Research and development agreements [2]	**89.6**	43.7	18.0	11.0	10.0	6.9	–
Total contractual cash obligations	**$1,154.8**	$124.2	$87.8	$53.4	$71.2	$613.2	$205.0

(1) Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock.

(2) From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated in the table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

We believe that Genzyme General's available cash, investments and cash flows from operations will be sufficient to fund its planned operations and capital requirements for the foreseeable future. Although Genzyme General currently has substantial cash resources and positive cash flow, it intends to use substantial portions of its available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital; and
- strategic business initiatives.

In addition, Genzyme General's cash resources will be reduced to the extent that the liabilities of Genzyme Biosurgery or Genzyme Molecular Oncology affect our consolidated results of operations.

To satisfy these and other commitments, we may have to obtain additional financing for Genzyme General. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

New Accounting Pronouncements, Market Risk, Interest Rate Risk, Foreign Exchange Risk and Equity Price Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme General could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme General is substantially dependent upon sales of Cerezyme enzyme. Genzyme General derives a majority of its revenue from sales of Cerezyme enzyme, our enzyme-replacement therapy for the treatment of Gaucher disease. Accordingly, the risks described above under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results – A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business" included in this annual report may also adversely affect the business of Genzyme General.

Future increases in Genzyme General's earnings will depend on our ability to increase sales of Renagel phosphate binder. We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results – Our future earnings growth will depend on our ability to increase sales of Renagel brand phosphate binder" included in this annual report. That material describes the factors on which the commercial success of Renagel phosphate binder depends.

We may not successfully commercialize Genzyme General's product candidates. Genzyme General is developing or collaborating on the development of treatments for Fabry disease, mucopolysaccharidosis I (MPS I) disease, and Pompe disease, among others. Our ability to secure regulatory approvals for marketing these product candidates is highly uncertain, as is our ability to successfully commercialize those that receive regulatory approvals. Because the commercial success of these product candidates will substantially determine future revenue and profit at Genzyme General, we encourage you to review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report for details regarding risks that characterize commercialization of our biotechnology product candidates.

Genzyme General may not be able to successfully commercialize Thyrogen hormone. In January 1999, Genzyme General launched U.S. sales of Thyrogen recombinant thyroid stimulating hormone used to diagnose thyroid cancer. Genzyme General began marketing Thyrogen hormone in Europe in 2001, and plans to continue European product launches on a country-by-country basis as pricing and reimbursement approvals are obtained. The commercial success of Thyrogen hormone will depend on a number of factors, including:

- regulation by the FDA and other regulatory authorities;
- our ability to obtain regulatory approvals in foreign countries;
- the development and commercial success of competitive products; and
- the availability of reimbursement from third-party payers and the extent of coverage.

Genzyme General cannot be sure that market penetration of Thyrogen hormone will increase.

If Genzyme General's strategic alliances to develop and commercialize its products are unsuccessful, Genzyme General's earnings growth will be limited. Several of Genzyme General's strategic initiatives involve alliances with other biotechnology companies. These include:

- an agreement with Biogen, Inc. for the marketing in Japan of AVONEX (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, following regulatory approval; and
- a joint venture with BioMarin for the development and commercialization of alpha-L-iduronidase for the treatment of the lysosomal storage disorder known as MPS I.

Genzyme General plans to enter into additional alliances in the future. The success of many of these arrangements is largely dependent on technology and other intellectual property contributed by Genzyme General's strategic partners to the alliances or the resources, efforts and skills of Genzyme General's partners. Genzyme General's strategic partners may:

- terminate their agreements and Genzyme General's access to the underlying intellectual property;
- fail to devote significant financial or other resources to the alliances and thereby significantly hinder or delay development, manufacturing or commercialization activities;
- fail to successfully develop or commercialize any products; and
- fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing or commercialization costs or their own operations.

If any of these alliances are terminated and Genzyme General loses access to the underlying intellectual property, or if Genzyme General and its partners are unable to successfully develop or commercialize products, Genzyme General's future earnings will be adversely affected. For example, in August 2001, Genzyme General terminated its strategic alliance with Pharming Group for the development and commercialization of human alpha-glucosidase produced using a Chinese hamster ovary cell line for the treatment of Pompe disease as a result of Pharming Group's filing for receivership. Although Genzyme General retained access to the intellectual property licensed from Synpac (North Carolina), Inc. that was previously sublicensed to the joint venture, it lost access to the intellectual property licensed from Pharming Group in connection with this joint venture.

Subsequent Event

On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

Genzyme General
A Division of Genzyme Corporation
Combined Statements of Operations

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Revenues:			
Net product sales	$898,731	$690,027	$571,531
Net service sales	74,056	61,161	57,223
Revenue from research and development contracts:			
Related parties	3,279	509	1,516
Other	5,860	786	5,096
Total revenues	981,926	752,483	635,366
Operating costs and expenses:			
Cost of products sold	194,175	162,894	115,125
Cost of services sold	43,167	37,879	35,637
Selling, general and administrative	295,068	166,462	149,427
Research and development (including research and development related to contracts)	187,502	112,792	97,746
Amortization of intangibles	74,296	10,928	8,106
Purchase of in-process research and development	95,568	118,048	5,436
Total operating costs and expenses	889,776	609,003	411,477
Operating income	92,150	143,480	223,889
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	(34,365)	(44,965)	(37,423)
Gain on affiliate sale of stock	212	22,689	6,683
Gain (loss) on investments in equity securities	(25,996)	23,173	(3,749)
Minority interest in net loss of subsidiary	2,259	4,625	3,674
Gain on sale of product line	-	–	8,018
Other	(2,329)	5,203	14,389
Investment income	47,806	38,549	30,881
Interest expense	(23,192)	(14,159)	(19,885)
Total other income (expenses)	(35,605)	35,115	2,588
Income before income taxes	56,545	178,595	226,477
Provision for income taxes	(52,666)	(92,639)	(84,400)
Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077
Cumulative effect of change in accounting principle, net of tax	4,167	–	–
Division net income	$ 8,046	$ 85,956	$142,077
Comprehensive income, net of tax:			
Division net income	$ 8,046	$ 85,956	$142,077
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(6,981)	(14,236)	(14,883)
Unrealized loss on derivatives	(943)	–	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	(10,674)	15,434	26,785
Reclassification adjustment for (gains) losses included in division net income	16,429	(3,512)	2,092
Unrealized gains on securities, net	5,755	11,922	28,877
Other comprehensive income (loss)	(2,169)	(2,314)	13,994
Comprehensive income	$ 5,877	$ 83,642	$156,071

The accompanying notes are an integral part of these combined financial statements.

Genzyme General
A Division of Genzyme Corporation
Combined Balance Sheets

(Amounts in thousands)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 167,253**	$ 135,841
Short-term investments	**66,481**	96,644
Accounts receivable, net	**220,527**	165,911
Inventories	**127,864**	108,767
Prepaid expenses and other current assets	**31,972**	28,012
Due from Genzyme Biosurgery	**29,513**	18,645
Due from Genzyme Molecular Oncology	**7,086**	4,660
Deferred tax assets – current	**70,196**	46,836
Total current assets	**720,892**	605,316
Property, plant and equipment, net	**581,401**	446,759
Long-term investments	**807,766**	298,841
Notes receivable – related party	**-**	10,350
Intangibles, net	**981,468**	977,147
Investments in equity securities	**88,686**	119,648
Other noncurrent assets	**45,041**	40,992
Total assets	**$3,225,254**	$2,499,053
Liabilities and Division Equity		
Current liabilities:		
Accounts payable	**$ 40,025**	$ 20,091
Accrued expenses	**119,511**	98,201
Income taxes payable	**74,631**	40,442
Deferred revenue	**1,693**	6,401
Current portion of long-term debt and capital lease obligations	**6,841**	1,448
Total current liabilities	**242,701**	166,583
Long-term debt and capital lease obligations	**25,085**	180,556
Convertible notes and debentures	**575,000**	273,680
Deferred tax liability	**80,696**	124,613
Other noncurrent liabilities	**21,420**	3,341
Total liabilities	**944,902**	748,773
Commitments and contingencies (Notes J, L, N)		
Division equity	**2,280,352**	1,750,280
Total liabilities and division equity	**$3,225,254**	$2,499,053

The accompanying notes are an integral part of these combined financial statements.

Genzyme General
A Division of Genzyme Corporation
Combined Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Division net income	$ 8,046	$ 85,956	$ 142,077
Reconciliation of division net income to net cash provided by operating activities:			
Depreciation and amortization	117,953	41,206	42,235
Non-cash compensation expense	10,130	2,185	58
Provision for bad debts	302	2,918	12,216
Note received from a collaborator	-	(10,350)	–
Write-off of note received from a collaborator	10,159	–	–
Charge for in-process research and development	95,568	118,048	5,436
Equity in net loss of unconsolidated affiliates	34,365	44,965	37,423
Gain on affiliate sale of stock	(212)	(22,689)	(6,683)
(Gain) loss on investments in equity securities	25,996	(23,173)	3,749
Minority interest in net loss of subsidiary	(2,259)	(4,625)	(3,674)
Deferred income tax benefit	(58,799)	(6,188)	(3,414)
Loss on disposal of fixed assets	-	532	971
Accrued interest/amortization of marketable securities	-	213	(1,647)
Gain on sale of product line	-	–	(8,018)
Other	(2,308)	2,376	556
Increase (decrease) in cash from working capital:			
Accounts receivable	(57,679)	(26,929)	(18,459)
Inventories	(19,765)	(1,988)	6,542
Prepaid expenses and other assets	(5,485)	(7,682)	9,925
Due from Genzyme Biosurgery	(10,868)	(10,906)	(6,541)
Due from Genzyme Molecular Oncology	(2,426)	(938)	980
Accounts payable, accrued expenses and deferred revenue	95,665	(2,210)	1,126
Income taxes payable and tax benefits from stock options	56,864	63,607	69,900
Net cash provided by operating activites	295,247	244,328	284,758
Cash Flows from Investing Activities:			
Purchases of investments	(978,595)	(426,875)	(494,016)
Sales and maturities of investments	514,458	533,461	400,630
Purchases of equity securities	(6,138)	(24,102)	(13,700)
Proceeds from the sale of investments in equity securities	2,467	33,124	11,090
Purchases of property, plant and equipment	(171,430)	(72,591)	(52,910)
Proceeds from the sale of product line	-	–	5,000
Acquisitions, net of cash acquired	(50,655)	(447,495)	(6,500)
Purchase of technology rights	-	–	(10,000)
Investments in unconsolidated affiliates	(39,677)	(23,497)	(43,027)
Proceeds from notes receivable	-	–	8,360
Other	5,150	3,319	2,388
Net cash used in investing activities	(724,420)	(424,656)	(192,685)

The accompanying notes are an integral part of these combined financial statements.

Genzyme General
A Division of Genzyme Corporation
Combined Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2001	2000	1999
Cash Flows from Financing Activities:			
Allocated proceeds from the issuance of Genzyme General Stock	**$ 88,996**	$ 85,345	$ 59,216
Allocated proceeds from the issuance of debt	**562,062**	150,000	–
Payments of debt and capital lease obligations	**(154,978)**	–	(84,985)
Net cash allocated to Genzyme Biosurgery	**(11,993)**	(9,910)	(79,451)
Net cash allocated to Genzyme Molecular Oncology	**(36,040)**	(15,000)	–
Bank overdraft	**7,615**	9,523	7,220
Payments of notes receivable from stockholders	**524**	–	–
Other	**4,861**	2,130	2,510
Net cash provided by (used in) financing activities	**461,047**	222,088	(95,490)
Effect of exchange rates changes on cash	**(462)**	(442)	(2,072)
Increase (decrease) in cash and cash equivalents	**31,412**	41,318	(5,489)
Cash and cash equivalents at beginning of period	**135,841**	94,523	100,012
Cash and cash equivalents at end of period	**$ 167,253**	$135,841	$ 94,523
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	**$ 23,266**	$ 44,191	$ 18,508
Income taxes	**$ 17,504**	$ 34,014	$ 30,992

Supplemental disclosures of non-cash transactions:
- Transfer of investments to Genzyme Surgical Products – Note A.
- Other gains and charges – Note C.
- Dispositions of assets – Note D.
- Acquisitions – Note E.
- Investment in unconsolidated affiliate – Note J.
- Conversion of 5¼% convertible subordinated notes – Note L.
- Conversion of 5% convertible subordinated debentures – Note L.
- Warrant exercise – Note M.

In conjunction with the acquisitions of Novazyme, Wyntek and GelTex, liabilities were assumed as follows:

(Amounts in thousands)	For the Years Ended December 31, 2001	2000
Fair value of assets acquired	**$ 52,169**	$ 618,749
Goodwill	**37,493**	449,634
Acquired in-process research and development	**95,568**	118,048
Deferred compensation	**2,630**	10,206
Issuance of common stock and options	**(119,591)**	(556,563)
Net cash paid for acquisition and acquisition costs	**(56,133)**	(451,816)
Liabilities for exit activities and integration	**(1,740)**	–
Net deferred tax liability assumed	**(4,817)**	(140,469)
Net liabilities assumed	**$ 5,579**	$ 47,789

The accompanying notes are an integral part of these combined financial statements.

Note A. Summary of Significant Accounting Policies

Business

Genzyme General is our operating division that develops and markets:

- therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics;
- diagnostic products, with a focus on *in vitro* diagnostics; and
- other products and services, such as genetic testing and pharmaceutical drug materials.

Basis of Presentation

The combined financial statements of Genzyme General for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme General. We also allocate a portion of our corporate operations to Genzyme General using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 1999 and 2000 data to conform with the 2001 presentation.

We prepare the financial statements of Genzyme General in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme General in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme General. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme General Division Common Stock, which we refer to as "Genzyme General Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme General. The chief mechanisms intended to cause Genzyme General Stock to "track" the financial performance of Genzyme General are provisions in our charter governing dividends and distributions. Under these provisions, our charter factors the assets and liabilities and income or losses attributable to Genzyme General into the determination of the amount available to pay dividends on Genzyme General Stock.

To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock are defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme Corporation be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Genzyme General Stock are based on the income or losses attributable to Genzyme General, we include financial statements and management's discussion and analysis of Genzyme General to aid investors in evaluating its performance.

While Genzyme General Stock is designed to reflect Genzyme General's performance, it is common stock of Genzyme Corporation and not Genzyme General; Genzyme General is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Genzyme General Stock have no specific rights to assets allocated to Genzyme General. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme General and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of Genzyme General Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Genzyme General Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter requires us to manage and account for transactions between Genzyme General and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all assets and liabilities of Genzyme be allocated among the divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Principles of Combination

In June 1999, we created Genzyme Surgical Products as a separate division of Genzyme. Genzyme General transferred $150.0 million in cash, cash equivalents and investments, and certain other assets, to Genzyme Surgical Products in connection with the creation of Genzyme Surgical Products as a separate division of Genzyme. The business of Genzyme Surgical Products previously operated as a business unit of Genzyme General. These financial statements reflect the financial position, results of operations and cash flows allocated to Genzyme General as if the operations of Genzyme Surgical Products had been separately accounted for as its own division of the corporation for all periods presented.

We use the equity method to account for investments in entities in which Genzyme General has a substantial ownership interest (20% to 50%), or in which it participates in policy decisions. Genzyme General's consolidated net income includes its share of the earnings of these entities. We report at fair value investments in entities in which Genzyme General's ownership interest is less than 20%.

Translation of Foreign Currencies

We translate the financial statements of foreign subsidiaries allocated to Genzyme General from local currency into U.S. dollars and include translation adjustments for these subsidiaries in division equity. Genzyme General's division equity includes cumulative foreign currency translation charges of $40.9 million at December 31, 2001 and $33.9 million at December 31, 2000.

We include exchange gains and losses on intercompany balances which are long-term in nature in our division equity. Our gains and losses on all other transactions are included in results of operations. Genzyme General recorded net gains of $0.4 million in 2001, net losses of $2.0 million in 2000 and net gains of $0.6 million in 1999.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities; and
- the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency adjustments of $(40.9) million at December 31, 2001 and $(33.9) million at December 31, 2000.

Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Financial Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our unaudited, consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of certain common stock warrants held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Net Income (Loss) Per Share

We calculate earnings per share for each series of our stock using the two-class method, as further described in the notes to our consolidated financial statements. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivisional Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value, as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;
- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of product or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to another division, our board of directors may elect instead to account for the reallocation as an increase in the designated shares representing the division to which the assets are reallocated in accordance with the provisions of our charter. Designated shares are authorized but unissued shares of a division's common stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sales or distribution to the division tracked by the stock. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Genzyme Biosurgery Stock or Genzyme Molecular Oncology Stock voting as separate classes unless the policy change does not affect one of those divisions.

Other Interdivisional Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. These transactions are subject to the conditions described below. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business.

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. We determine gross fixed assets for the facility used at the beginning of each fiscal year. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.

- Our board must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.
- Divisions may make loans to other divisions. Any loan of $1 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.
- All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

Tax Allocations

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation. Tax benefits allocated to Genzyme General are recorded as a credit to division equity.

Access to Technology and Know-How

Genzyme General has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Other Gains and Charges

In 2001, Genzyme General recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group, N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell derived product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place; however, we do not intend to commercialize this product.

In 2001, Genzyme General recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable.

In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

In 2000, we recorded a gain of approximately $5.1 million in connection with the settlement of a lawsuit. We allocated these proceeds to Genzyme General and recorded them as other income. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme General.

In 2000, Genzyme General recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys, Inc. We allocated this gain to Genzyme General.

Note D. Dispositions of Assets

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amount that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line and allocated it to Genzyme General.

Note E. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme, a privately-held developer of biotherapies for the treatment of LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we will not ratably amortize the goodwill resulting from the acquisition of Novazyme. Instead, we will test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in division equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility of the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Wyntek

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by generally accepted accounting principles. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to launch the product during the second half of 2002.

GelTex

In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in division equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, Genzyme General allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. Genzyme General is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Peptimmune

In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focused on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment	$ 128
Deferred tax asset	1,229
In-process research and development	5,436
Total	$6,793

The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek and GelTex were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $118.0 million resulting from the acquisition of GelTex, $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek and are not reflected in the following unaudited pro forma financial summary:

	For the year ended December 31,	
(Amounts in thousands)	**2001**	2000
Total revenues	**$990,339**	$813,045
Income before extraordinary items and cumulative effect of change in accounting principle, net of tax	**80,797**	114,320
Division net income	**84,964**	114,320

Note F. Derivative Financial Instruments

Note E., "Derivative Financial Instruments," to our consolidated financial statements contains information regarding interest rate swap contracts that are allocated to Genzyme General. We incorporate that information into this note by reference.

Note G. Accounts Receivable and Intangible Assets

Genzyme General's trade receivables primarily represent amounts due from distributors, healthcare service providers and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. Genzyme General performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme General states accounts receivable at fair value after reflecting an allowance for doubtful accounts and certain other allowances. These allowances were $11.9 million at December 31, 2001 and $16.9 million at December 31, 2000.

The following table contains information on Genzyme General's intangible assets for the periods presented:

	December 31, 2001	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
(Amounts in thousands, except useful life data)				
Goodwill	**$ 558,610**	14	$ 518,205	15
Acquired technology	**378,364**	14	340,911	15
Patents	**117,545**	15	116,732	15
License fees	**25,075**	15	25,075	15
Customer lists	**8,324**	10	8,324	10
Trademarks	**6,526**	15	6,526	15
Non-compete agreements	**6,000**	5	6,000	5
Other	**7,497**	5	6,372	5
	1,107,941		1,028,145	
Less accumulated amortization	**(126,473)**		(50,998)	
Intangible assets, net	**$ 981,468**		$ 977,147	

Note H. Inventories

	December 31,	
(Amounts in thousands)	**2001**	2000
Raw materials	**$ 39,285**	$ 30,275
Work-in-process	**53,408**	47,880
Finished products	**35,171**	30,612
Total	**$127,864**	$108,767

Note I. Property, Plant and Equipment

	December 31,	
(Amounts in thousands)	**2001**	2000
Plant and equipment	**$ 284,662**	$ 240,779
Land and buildings	**264,800**	212,750
Leasehold improvements	**120,080**	103,301
Furniture and fixtures	**16,125**	13,534
Construction-in-progress	**149,806**	93,534
	835,473	663,898
Less accumulated depreciation	**(254,072)**	(217,139)
Property, plant and equipment, net	**$ 581,401**	$ 446,759

Genzyme General's depreciation expense was $42.5 million in 2001, $29.1 million in 2000, and $36.9 million in 1999.

Genzyme General capitalizes costs it incurs in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. Genzyme General has capitalized the following amounts of interest costs incurred in financing the construction of manufacturing facilities (amounts in millions):

2001	2000	1999
$4.2	$2.2	$1.2

The estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

Note J. Investments

Marketable Securities

(Amounts in thousands)	2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Cash equivalents [1]:				
Corporate notes	**$ 1,550**	**$ 1,552**	$ 50,922	$ 50,922
U.S. Governmental agencies	**22,646**	**22,720**	–	–
Money market fund	**75,003**	**75,003**	52,456	52,456
	$ 99,199	**$ 99,275**	$103,378	$103,378
Short-term:				
Corporate notes	**$ 47,221**	**$ 47,921**	$ 82,988	$ 83,191
U.S. Governmental agencies	**16,084**	**16,464**	13,175	13,207
Non U.S. Governmental agencies	**1,042**	**1,066**	–	–
U.S. Treasury notes	**1,005**	**1,030**	246	246
	$ 65,352	**$ 66,481**	$ 96,409	$ 96,644
Long-term:				
Corporate notes	**$509,560**	**$521,519**	$186,904	$190,542
U.S. Governmental agencies	**156,282**	**157,526**	99,549	100,803
Non U.S. Governmental agencies	**36,397**	**36,929**	–	–
U.S. Treasury notes	**89,611**	**91,792**	7,432	7,496
	$791,850	**$807,766**	$293,885	$298,841
Investments in equity securities	**$ 50,347**	**$ 88,686**	$ 73,117	$119,648

December 31.

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

The following table contains information regarding the range of contractual maturities of Genzyme General's investments in debt securities:

(Amounts in thousands)	2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Within 1 year	**$164,551**	**$165,756**	$199,787	$200,021
1-2 years	**202,071**	**206,705**	85,712	86,686
2-10 years	**589,779**	**601,061**	208,173	212,156
	$956,401	**$973,522**	$493,672	$498,863

December 31.

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

Genzyme General recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary.

In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, Genzyme General recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, Genzyme General recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001.

Genzyme General recorded gains of $16.4 million in 2000 resulting from sales of portions of our investment in Genzyme Transgenics common stock. Genzyme General also recognized a $7.6 million gain in 2000, resulting from the Ismed acquisition of Celtrix, in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains were offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses.

During 2000, Genzyme General recorded gains of $2.0 million in 1999 upon the sale of its investment in shares of Techne common stock. Genzyme General also recorded a $5.7 million charge in 1999 in connection with its investments in the common stock of Pharming Group and IntegraMed America because we considered the decline in the value of those investments to be other than temporary. Given the significance and duration of the declines as of the end of the applicable quarters, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and that, accordingly, any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.

Genzyme General records gross unrealized holding gains and losses in division equity. The following table sets forth the amounts recorded:

	December 31, 2001	2000
Unrealized holding gains	**$56.2 million**	$60.7 million
Unrealized holding losses	**$ 0.6 million**	$ 7.9 million

Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme General's equity investments in:

- Abiomed, Inc.;
- Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.);
- BioMarin Pharmaceutical, Inc.;
- Cambridge Antibody Technology Group plc;
- Crucell, N.V.;
- Healthcare Ventures V, L.P.;

- Oxford Bioscience Partners IV LP;
- Pharming Group N.V.;
- ProQuest Investments II, L.P.;
- Targeted Genetics Corp.;
- Viacell, Inc.;

Investments in, and relationships with, Genzyme Transgenics, ATIII LLC and Dyax Corporation; and

Investments in the following joint ventures:

- BioMarin/Genzyme LLC;
- Diacrin/Genzyme LLC;
- Genzyme/Pharming Alliance LLC;
- Pharming/Genzyme LLC; and
- RenaGel LLC.

We incorporate that information into this note by reference.

Note K. Accrued Expenses

(Amounts in thousands)	December 31, 2001	2000
Compensation	$ 40,080	$20,811
Purchase accrual	12,508	11,468
Bank overdrafts	17,138	9,523
Royalties	2,549	7,318
Rebates	7,950	6,482
Acquisition costs	–	4,698
Other	39,286	37,901
Total accrued expenses	$119,511	$98,201

Note L. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001 was $631.8 million.

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12.6 million shares of Genzyme General Stock, approximately 0.7 million shares of Biosurgery Stock and approximately 0.7 million shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

The following is a summary of our long-term debt and capital lease obligations:

(Amounts in thousands)	December 31, 2001	2000
3% convertible subordinated debentures due May 2021	$575,000	$ –
5¼% convertible subordinated notes	–	250,000
Revolving credit facility maturing December 2003	–	150,000
5% convertible subordinated debentures due August 2003	–	23,680
Notes payable	6,723	5,493
Capital lease obligations	25,203	26,511
	606,926	455,684
Less current portion	(6,841)	(1,448)
	$600,085	$454,236

Over the next five years, Genzyme General will be required to repay the following principal amounts on its long-term debt, excluding capital leases, (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$6.8	$0.1	$–	$25.0	$575.0	$–

Other Long Term Debt

Note K. "Long Term Debt and Leases," to our consolidated financial statements contains information regarding our:

- revolving credit facility; and
- notes payable resulting from the acquisition of Novazyme in 2001 and GelTex in 2000.

We incorporate that information into this note by reference.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in Genzyme General's combined balance sheet. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

Operating Leases

Genzyme General leases facilities and personal property under non-cancellable operating leases with terms in excess of one year. Genzyme General's total expense under operating leases was (amounts in millions):

2001	2000	1999
$22.2	$20.7	$20.7

Over the next five years, Genzyme General will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$15.7	$20.3	$21.0	$18.3	$10.9	$184.6

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Annual expenses under this lease, which are allocated to Genzyme General, were $1.5 million in 2001, 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for 15 years and may be extended for two successive ten-year perionds. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate in Waterford, Ireland. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for 999 years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

Note M. Division Equity

The following table contains the components of division equity for Genzyme General for the periods presented:

(Amounts in thousands)	December 31, 2001	2000	1999
Balance at beginning of period	**$1,750,280**	$1,007,614	$ 939,967
Division net income	**8,046**	85,956	142,077
Allocation of tax benefits generated by:			
Genzyme Biosurgery	**24,593**	28,023	26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Allocated proceeds from issuance of Genzyme General Stock under stock plans	**86,705**	85,345	59,587
Allocated proceeds from issuance of Genzyme General Stock from the exercise of warrants and stock purchase rights	**2,291**	–	–
Allocation of cash:			
to Genzyme Molecular Oncology for Molecular Oncology designated shares [1]	**(4,040)**	(15,000)	–
to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**(32,000)**	–	–
to Genzyme Surgical Products for Surgical Products designated shares [1]	**–**	–	(176,706)
to Genzyme Tissue Repair for Tissue Repair designated shares [1]	**–**	(9,910)	(4,937)
to Genzyme Biosurgery for research program	**–**	–	(100)
to Genzyme Biosurgery for transfer of interest in joint venture	**–**	–	(25,000)
to Genzyme Biosurgery for Biosurgery designated shares [1]	**(12,000)**	–	–
Allocated tax benefit from disqualified dispositions	**50,176**	17,041	24,238
Allocation for the acquisition of GelTex	**–**	541,615	–
Allocation for the acquisition of Novazyme	**115,652**	–	–
Conversion of $250.0 million 5¼ convertible subordinated notes	**246,072**	–	–
Conversion of $21.2 million 5% convertible subordinated debentures	**21,200**	–	–
Allocated stock compensation expense	**10,130**	1,682	58
Allocated equity adjustments	**1,343**	438	13,624
Balance at end of period	**$2,280,352**	$1,750,280	$1,007,614

[1] *Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares and approximately 1.7 million Molecular Oncology designated shares.*

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares; and
- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares; and
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Stock Compensation Plans

We apply APB Opinion No. 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees fixed terms with an exercise price greater than or equal to fair market value at the date of grant.

The following table sets forth division net income (loss) data for Genzyme General as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards, and the compensation expense related to Genzyme General Stock awards was allocated to Genzyme General in accordance with our allocation policies:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Division net income (loss):			
As reported	**$44,543**	$85,956	$142,077
Pro forma	**(7,345)**	50,553	124,417

Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123. The effects of applying SFAS 123 are not likely to be representative of the effects on reported division net income in future years.

Note N. Research and Development Agreements

Genzyme General's revenue from its material research and development agreements was as follows:

2001	2000	1999
$3.3 million	$0.5 million	$1.5 million

Note I, "Investments" and Note M., "Research and Development Agreements," to our consolidated financial statements contains information regarding Genzyme General's:

- relationships with Genzyme Transgenics Corporation; and
- investments in the following joint ventures:
  - BioMarin/Genzyme LLC;
  - Diacrin/Genzyme LLC;
  - Pharming/Genzyme LLC; and
  - Genzyme/Pharming Alliance LLC;
  - ATIII LLC; and
  - RenaGel LLC.

We incorporate that information in this note by reference.

Note O. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on Genzyme General's results of operations, financial condition or liquidity.

As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

Note P. Income Taxes

Genzyme General's income before income taxes and the related income tax expense (benefit) are described in the following table:

(Amounts in thousands)	**2001**	2000	1999
Domestic	**$ 36,445**	$165,266	$210,097
Foreign	**20,100**	13,329	16,380
Total	**$ 56,545**	$178,595	$226,477
Currently payable:			
Federal	**$ 96,766**	$ 90,483	$ 77,779
State	**6,576**	4,737	4,302
Foreign	**8,123**	3,607	5,733
Total	**$111,465**	$ 98,827	$ 87,814
Deferred:			
Federal	**$ (41,416)**	$ (2,930)	$ 1,041
State	**(2,770)**	(182)	(181)
Foreign	**(14,613)**	(3,076)	(4,274)
Total	**$ (58,799)**	$ (6,188)	$ (3,414)
Provision for income taxes	**$ 52,666**	$ 92,639	$ 84,400

Genzyme General's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax at U.S. statutory rate	**35.0%**	35.0%	35.0%
Losses in foreign subsidiary and less than 80% owned subsidiaries with no current tax benefit	**–**	(1.9)	0.1
State taxes, net	**6.7**	2.0	1.3
Foreign sales corporation	**(18.3)**	(4.4)	(2.3)
Nondeductible amortization	**19.3**	1.2	0.8
Benefit of tax credits	**(6.5)**	(1.7)	(1.5)
Utilization of operating loss carryforwards	**(3.8)**	–	–
Charge for purchased research and development	**57.6**	23.3	0.9
Foreign rate differential	**1.8**	(0.9)	–
Other, net	**1.3**	(0.7)	3.0
Effective tax rate	**93.1%**	51.9%	37.3%

The components of net deferred tax assets are described in the following table:

(Amounts in thousands)	December 31, 2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 34,211	$ 35,769
Tax credits	19,448	13,304
Inventory	40,206	26,997
Reserves, accruals and other	32,388	15,822
Allocation of tax asset from Genzyme Biosurgery	11,779	12,123
Allocation of tax asset from Genzyme Molecular Oncology	269	437
Gross deferred tax asset	138,301	104,452
Valuation allowance	-	(13,592)
Deferred tax asset	138,301	90,860
Deferred tax liabilities:		
Depreciable assets	(17,108)	(21,149)
Realized and unrealized capital gains	(8,640)	(7,530)
Deferred gains	(898)	(878)
Intangibles	(122,155)	(134,684)
Investments in unconsolidated subsidiaries	-	(4,396)
Deferred tax liability	(148,801)	(168,637)
Net deferred tax liability	$ (10,500)	$ (77,777)

As of December 31, 2000, Genzyme General had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, Genzyme General was able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At December 31, 2001 Genzyme General had for U.S. income tax purposes allocated net operating loss carryforwards of $97.7 million and an allocated tax credit carryforward of $16.8 million. The net operating loss carryforwards expire between 2007 and 2021 and, prior to expiration, Genzyme General's ability to use this carryforward may be limited under U.S. tax laws.

Note Q. Benefit Plans

Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

Note R. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, Genzyme General has two reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder; and
- Diagnostic products, which provides diagnostic products to niche markets, focusing on *in vitro* diagnostics.

We have provided information concerning the operations in these reportable segments in the following table:

(Amounts in thousands)	December 31, 2001	2000	1999
Revenues:			
Therapeutics [1]	$783,736	$600,679	$488,705
Diagnostic products [2]	76,858	61,469	57,971
Other [3]	118,008	89,371	86,409
Eliminations/Adjustments [3]	3,324	964	2,281
Total	$981,926	$752,483	$635,366
Depreciation and amortization expense:			
Therapeutics [1,4]	$ 75,884	$ 8,913	$ 13,069
Diagnostic products [2,4]	7,819	4,940	1,909
Other [3]	7,066	7,226	6,422
Eliminations/Adjustments [3]	27,184	20,127	20,835
Total	$117,953	$ 41,206	$ 42,235
Equity in net loss of unconsolidated affiliates:			
Therapeutics [5]	$ (30,214)	$ (42,801)	$ (30,094)
Diagnostic products	-	–	–
Other [3]	126	(64)	56
Eliminations/Adjustments [6]	(4,277)	(2,100)	(7,385)
Total	$ (34,365)	$ (44,965)	$ (37,423)
Income tax (expense) benefits:			
Therapeutics [1]	$ (17,522)	$ (53,046)	$ (84,859)
Diagnostic products [2]	1,269	(2,056)	(2,485)
Other [3]	(4,818)	1,006	2,952
Eliminations/Adjustments [3]	(31,595)	(38,543)	(8)
Total	$ (52,666)	$ (92,639)	$ (84,400)
Division net income:			
Therapeutics [1,7,8]	$ 81,937	$ 94,065	$133,854
Diagnostic products [2,9]	(1,075)	3,004	3,915
Other [4,10]	8,383	(1,790)	(4,661)
Eliminations/Adjustments [11]	(85,366)	(9,323)	8,969
Division net income before cumulative effect of change in accounting principle	3,879	85,956	142,077
Cumulative effect of change in accounting principle, net of tax [12]	4,167	–	–
Division net income	$ 8,046	$ 85,956	$142,077

[1] *In December 2000 we acquired GelTex. The results of operations of GelTex are included in our Therapeutics segment beginning on December 14, 2000, the date of acquisition. See Note E., "Acquisitions," above.*

[2] *In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note E., "Acquisitions," above.*

[3] *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General. Eliminations/adjustments consist primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.*

[4] *In 2001, includes the amortization of the intangible assets generated by the acquisition of Wyntek beginning on June 1, 2001. In 2000, includes the amortization of the intangible assets generated by the GelTex acquisition beginning on December 14, 2000. See Note E., "Acquisitions," above.*

[5] *In 2000, includes Genzyme General's 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note E., "Acquisitions," above.*

[6] *Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.*

[7] *In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note E., "Acquisitions," above.*

[8] *Therapeutics net income includes charges for IPR&D of:*
- *in 2001 – $86.8 million related to the acquisition of Novazyme;*
- *in 2000 – $118.0 million related to the acquisition of GelTex; and*
- *in 1999 – $5.4 million related to the acquisition of Peptimmune.*

See Note E., "Acquisitions," above.

[9] *Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note E., "Acquisitions," above. Diagnostic products' net income for 1999 includes a pre-tax gain on the sale of a product line of $0.5 million in 1999. See Note D., "Disposition of Assets," above.*

[10] *Other income for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note D., "Dispositions of Assets," above.*

[11] *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*
- *gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000 and $6.7 million in 1999, recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;*
- *losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group, a charge of $11.8 million to write down our investment in Cambridge Antibody Technology and a charge of $4.5 million to write down an investment in Targeted Genetics;*
- *net gains on investments in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and*
- *in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.*

[12] *On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.*

We provide information concerning the assets of Genzyme General's segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Segment assets [1]:			
Therapeutics [2]	**$1,347,494**	$1,341,656	$ 338,960
Diagnostic products [3]	**196,571**	89,236	40,266
Other [4]	**84,239**	77,153	83,088
Eliminations/Adjustments [4]	**1,596,950**	991,008	937,269
Total	**$3,225,254**	$2,499,053	$1,399,583

[1] *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

[2] *Segment assets for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets, $449.6 million of goodwill and $45.5 million of property, plant and equipment. See Note E., "Acquisitions," above.*

[3] *Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note E., "Acquisitions," above.*

[4] *The Other category includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General. Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and the total combined assets for Genzyme General as follows:*

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Cash, cash equivalents, and short- and long-term investments	**$ 870,662**	$339,259	$513,905
Due from Genzyme Biosurgery	**29,513**	18,645	7,089
Due from Genzyme Molecular Oncology	**7,086**	4,660	3,793
Deferred tax assets – current	**70,196**	46,836	41,195
Intangibles, net	**5,143**	30,197	34,341
Property, plant and equipment, net	**420,684**	332,423	172,165
Investment in equity securities	**88,686**	119,648	94,719
Deferred tax assets – noncurrent	**–**	–	18,631
Other	**104,980**	99,340	51,431
Total Eliminations/Adjustments	**$1,596,950**	$991,008	$937,269

Genzyme General operates in the healthcare industry, and manufactures and markets its products primarily in the United States and Europe. Genzyme General's principal manufacturing facilities are located in the United States, the United Kingdom, Switzerland and Germany. It purchases products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. Genzyme General sets transfer prices from our foreign subsidiaries to allow it to produce profit margins commensurate with its sales and marketing effort. Our subsidiary in Ireland is Genzyme General's primary distributor of therapeutic products in Europe.

No subsidiary in any individual foreign country has revenue from sales of Genzyme General's products and services to external customers in excess of 10% of Genzyme General's total revenue. The following contains certain financial information by geographic area:

(Amounts in thousands)	**2001**	2000	1999
Revenues:			
U.S.	**$ 604,740**	$436,001	$412,611
Europe	**271,345**	223,933	158,428
Other	**105,841**	92,549	64,327
Total	**$ 981,926**	$752,483	$635,366
Long-lived assets:			
U.S.	**$1,409,395**	$868,916	$647,024
Other	**113,499**	47,674	52,541
Total	**$1,522,894**	$916,590	$699,565

Genzyme General's results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 63% of Genzyme General's product revenue in 2001, 78% of product revenue in 2000 and 84% of product revenue in 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. Genzyme General sells these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented approximately 33% of Ceredase and Cerezyme enzyme revenues in 2001 and approximately 28% in both 2000 and 1999. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that these products are sold to a large number of customers in a number of different industries and over a broad geographic area.

Although sales of Genzyme General's Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 20% of Genzyme General's product revenue in 2001 and approximately 7% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Note S. Quarterly Results (Unaudited)

(Amounts in thousands)	**1st Quarter 2001**	**2nd Quarter 2001**	**3rd Quarter 2001**	**4th Quarter 2001**
Net revenue	**$222,693**	**$238,998**	**$255,052**	**$265,183**
Gross profit	**162,260**	**179,259**	**193,501**	**200,425**
Division net income	**29,312**	**21,718**	**(81,706)**	**38,722**

(Amounts in thousands)	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
Net revenue	$170,626	$186,694	$192,165	$202,998
Gross profit	129,411	140,536	137,651	142,817
Division net income	45,309	63,990	50,973	(74,316)

Note T. Subsequent Event

On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme General (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these financial statements, Genzyme General is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme General should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2002



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International Business and Country Management Team

Sandford D. Smith
President, International Group

David Bush, Ph.D.
Senior Vice President, Diagnostics International

Robin Larson
Vice President, Biosurgery International

Americas

Dane Bedward
Vice President and General Manager

Argentina
Sergio Navarro Hufenbach
Country Manager

Brazil
Rogerio Vivaldi
Vice President and General Manager

Colombia and Venezuela
Jhon Cuervo
Area Manager

Canada
Paul Drohan
Senior Director, Therapeutics

Dan Brown
Director, Biosurgery

Asia/Pacific

Paul Yamada
Vice President and General Manager, Japan and Asia/Pacific

Asia/Pacific
Dick Meijer
Vice President and General Manager

Japan
Joseph Melillo
Vice President and General Manager

Australia and New Zealand
David C. Lewis
Managing Director, Australasia

Asia
Larry Loo
Regional Manager, Therapeutics

Europe and Middle East

Belgium, the Netherlands, and Scandinavia
Philippe Van Holle
Vice President and General Manager, Northern Europe

Central and Eastern Europe
Ute Stoelzle
Vice President and General Manager

France
Frederic Turner
Vice President and General Manager

Greece, Israel, and Turkey
Ze'ev Zelig
Vice President and General Manager

Germany and Switzerland
John A. Graham
Vice President and General Manager

Peter Kessler
General Manager, Diagnostic Products

Olaf Bartsch, Ph.D.
Vice President, Business Development

Charlotte Diller
Vice President, Biosurgery

Italy
Massimo Boriero, M.D.
Vice President and General Manager, Southern Europe

Spain and Portugal
Fernando Royo, M.D.
Vice President and General Manager

United Kingdom and Ireland
Malcolm Johnson
Vice President and General Manager

Martin Cortvriend
Vice President, International Development

Middle East
Ariaan Schipper
Regional Director

International Operations Team

Belgium
Stephen Kennedy
Vice President and General Manager, Geel

Ireland
Dominic Carolan
Vice President and General Manager, Waterford

Switzerland
Daniel Scheidegger
Vice President, Liestal

United Kingdom
Simon Cousins, Ph.D.
Vice President, Haverhill

John Lovelady, Ph.D.
Vice President, Kent

European Executive Board

Sandford D. Smith, *co-chair*
President, International Group

Carlo Incerti, M.D., *co-chair*
Chief European Officer for Scientific Development; Senior Vice President, Biomedical and Regulatory Affairs

Massimo Boriero, M.D.
Vice President and General Manager, Southern Europe

James A. Geraghty
Senior Vice President, International Development

Ruediger Hauffe, M.D.
Central European Group Head

David Meeker, M.D.
Senior Vice President, Therapeutics, Europe

Erik Tambuyzer, Ph.D.
Vice President, Corporate Affairs, Europe

Frederic Turner
Vice President and General Manager, France

Ze'ev Zelig
Vice President and General Manager, Israel, Greece and Turkey

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics and
Pharmaceuticals

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Earl M. Collier, Jr.
Executive Vice President and
President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President,
International Development

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President of
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President,
Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President,
Protein Development

Ann Merrifield
Executive Vice President,
Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christi van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President,
Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President
Legal, Corporate Development,
Molecular Oncology, and GelTex;
Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos, Ph.D.,
Managing General Partner, Gateway Associates; Retired Corporate Officer, Monsanto Company

Douglas A. Berthiaume
Chairman and
Chief Executive Officer,
Waters Corporation

Henry E. Blair
Chairman and Chief Executive Officer, Dyax Corporation;
Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President, Peptimmune, Inc.; and President, Boston Medical Investors, Inc

Charles L. Cooney, Ph.D.
Professor of Chemical and Biochemical Engineering, Massachusetts Institute of Technology

Dr. Victor J. Dzau
Chairman, Department of Medicine, Physician in Chief and Director of Research
Brigham and Women's Hospital

Connie Mack III
Former U.S. Senator

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Genzyme Biosurgery Stock and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our three divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols GENZ, GZBX and GZMO.

On June 28, 1999, we distributed to the holders of record of Genzyme General Stock as of June 14, 1999, 0.17901 of a share of Surgical Products Stock for each share of Genzyme General Stock held. Surgical Products Stock began trading on June 28, 1999.

In connection with the creation of Biosurgery Stock, on December 19, 2000, we exchanged 0.606 of a share of Biosurgery Stock for each share of Surgical Products Stock and 0.3352 of a share of Biosurgery Stock for each share of Tissue Repair Stock. The last day of trading for Surgical Products Stock and Tissue Repair Stock was December 18, 2000. Biosurgery Stock began trading on December 19, 2000.

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001 one new share of Genzyme General Stock for each share of Genzyme General Stock held. All Genzyme General share and per share amounts below have been restated to reflect this split.

As of March 1, 2002, there were 2,492 stockholders of record of Genzyme General Stock, 6,977 stockholders of record of Biosurgery Stock and 2,311 stockholders of record of Molecular Oncology Stock.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2000		2001	
	high	low	high	low
Genzyme General Stock				
First quarter	31.75	19.84	47.75	34.34
Second quarter	30.38	20.19	64.00	42.49
Third quarter	38.25	28.44	59.89	39.61
Fourth quarter	51.88	30.81	61.64	43.37
Genzyme Biosurgery Stock				
First quarter	na	na	9.13	5.43
Second quarter	na	na	8.40	3.95
Third quarter	na	na	8.30	3.49
Fourth quarter	11.75	7.69	6.62	3.84
Genzyme Molecular Oncology Stock				
First quarter	40.00	5.34	12.19	6.63
Second quarter	19.50	8.88	16.00	6.99
Third quarter	16.27	6.75	13.45	6.88
Fourth quarter	17.13	8.63	10.15	7.05

No cash dividends have been paid to date on any series of common stock and we do not anticipate paying cash dividends in the foreseeable future.

Shareholder Information

Corporate Headquarters
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Legal Counsel
Palmer & Dodge LLP
Boston, Massachusetts

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 30, 2002 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the internet on our corporate website at http://www.genzyme.com in the Investors area.

For More Information

Genzyme's Investor Information Line
1-800-905-4369 (United States)
1-703-797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet
http://www.genzyme.com

Trademarks
Genzyme®, Cerezyme®, Ceredase®, Thyrogen®, Fabrazyme®, Sepragel®, Seprafilm®, Carticel®, Epicel® and Snowden-Pencer® are registered trademarks of Genzyme. SAGE™, SPHERE™, SCAN™, SELEC-T™, AbSCAN™, Immobilizer™, Sepra™, Sepramesh™ and Seprapack™ are trademarks of Genzyme. Renagel® is a registered trademark of GelTex Pharmaceuticals, Inc. Synvisc®, Hylaform®, Hylashield® and HsS® are registered trademarks and Hylashield Nite™ and Hylasine™ are trademarks of Genzyme Biosurgery Corporation. Focal® and FocalSeal® are registered trademarks of Focal, Inc. AVONEX® is a registered trademark of Biogen, Inc. WelChol™ is a trademark of Sankyo Pharma, Inc. Aldurazyme™ is a trademark of BioMarin/Genzyme LLC. KM Mouse™ is a trademark of Kirin Brewery Co., Ltd.


genzyme
GENERAL

GENZYME GENERAL
ONE KENDALL SQUARE
CAMBRIDGE, MA 02139-1562
(617) 252-7500
http://www.genzyme.com

2001

Genzyme Molecular Oncology
Annual Report

Conquering Cancer through Advanced Molecular Medicine







Advancing from Discovery to Product Development

In the Clinic

Through Powerful Discovery Programs

With World-Class Partners

In 2001, **Genzyme Corporation** marked its 20th anniversary. We firmly believe that our growth and successes are the product of a clear set of values that were intrinsic to our early vision and that have evolved to sustain us over two decades. We expect that these fundamental values will continue to guide us into the future.

Around the world, Genzyme's 5,200 employees are united by our common and constant commitment to patients. As individuals and as a company, we turn our talents and efforts to making a major positive impact on the lives of patients with difficult diseases. This commitment gives us a sense of urgency that propels us to develop and deliver therapies and diagnostics, to insist on excellence, and to act with integrity and openness. It also underlies our entrepreneurial culture and global organization, encouraging us to come together in diverse and productive teams. Above all, it inspires each one of us with the knowledge that every day, in any circumstance, each individual can make an important, beneficial difference.

G e n z y m e   C o r p o r a t i o n

Genzyme Molecular Oncology



Genzyme General



Genzyme Biosurgery



Genzyme Molecular Oncology, a division of Genzyme Corporation, combines the power of genomic information with biotechnology to create breakthrough cancer products designed to maximize efficacy while minimizing toxicity. Using proprietary discovery platforms, we are focused on developing therapeutic vaccines that stimulate the immune system to find and destroy cancer cells and on angiogenesis inhibitors that cut off the blood supply to tumors or target tumor vasculature.

Cover: Srinivas Shankara, Ph.D., at Genzyme Molecular Oncology, is exploring applications for the tumor endothelial markers (TEMs) identified using the SAGE discovery platform. Frank G. Haluska, M.D., Ph.D. (shown on this page above), of the Massachusetts General Hospital, is the lead investigator of the antigen-specific vaccine trials.

CONTENTS

2001 — A Year of Progress

Advancing from discovery to product development



In the clinic

Nearing completion of five clinical trials for therapeutic cancer vaccines that employ antigen-specific or patient-specific approaches in multiple types of cancers, informing the development of next-stage products. Beginning two trials using an alternative approach in 2002. Anticipating launch of antigen-specific peptide trial within the next year.

Through powerful discovery programs

Using proprietary discovery platforms to fuel our pipeline and serve as a basis for strategic partnerships. Continuing to leverage powerful, high-speed proprietary antigen discovery platforms that can identify potential drug targets for development in as little as three months. Ongoing research to validate and characterize genes identified by the SAGE platform that are specifically applicable to tumor angiogenesis.

With world-class partners

Commencing a strategic partnership with the pharmaceutical division of Kirin Brewery, Japan, to develop and commercialize antibodies for angiogenesis inhibition while continuing antigen discovery partnership initiated in 2000 with Purdue Pharma. Advancing collaborations with leading research and academic centers including The Johns Hopkins University, National Cancer Institute, Massachusetts General Hospital, and Dana-Farber Cancer Institute.







Genzyme Molecular Oncology has much exciting progress to report for the last year, providing momentum that will propel us through 2002 and beyond. Focusing on novel cancer therapeutics, we are pursuing diverse approaches in cancer vaccines and antiangiogenesis and are setting a high bar to ensure that we advance product candidates with the greatest likelihood of successful commercialization. We are now seeing results from our discovery efforts, and through strategic partnerships and out-licensing, we have a steady revenue stream and a cash position that will take us into 2003.

These positive developments are the product of the skill, focus, and hard work of our employees and partners. But even with these outstanding capabilities, we would not have been able to come this far so quickly if Genzyme Molecular Oncology were not part of Genzyme Corporation. As the cancer division of an established biotechnology company, we have access to the corporation's extensive scientific, clinical, and regulatory resources. But, more important, the corporation also provides a framework of values. Our division was formed to make a major difference in the treatment of cancer, consistent with Genzyme's dedication to developing breakthrough solutions to major unmet medical needs, and we have flourished in an environment that fosters entrepreneurship, creativity, innovation, and individual initiative. Above all, we know that our efforts are directed at bringing new and better therapies to cancer patients.

An important year in the clinic

Our five phase 1-2 clinical trials for cancer vaccines, which we reported on last year, are all fully enrolled and are expected to conclude in 2002. In addition, we are beginning two other phase 1-2 trials in 2002 to test different immunologic approaches and processes.

Powerful antigen discovery platforms

Genzyme Molecular Oncology has been highly successful in building powerful discovery platforms that support our programs, add to our extensive intellectual property portfolio, and increase our ability to attract strategic partners and generate revenue.

We believe that our antigen discovery program is second to none. Using a multidisciplinary approach that includes four specialized platforms that work in concert, we have developed a versatile method for identifying clinical targets — both cellular and antibody — very quickly. Further, these discovery platforms are not limited to oncology, but also have the capacity to identify targets outside cancer in areas such as infectious and autoimmune diseases. The innovative nature of this program is demonstrated by the patent recently issued covering a group of peptides identified using our SPHERE platform and another directed to the SPHERE method itself.

Groundbreaking antiangiogenesis research

In the last year we made progress on a promising new approach to antiangiogenesis utilizing tumor endothelial markers (TEMs), genes that are preferentially expressed in the vasculature of tumors. TEMs have multiple potential uses in fighting cancer — as targets for new drugs, as vehicles to deliver anti-cancer therapies, as diagnostic imaging agents, and as means to provide a more complete understanding of the process of tumor angiogenesis. In 2001, we worked to validate and characterize 46 gene targets identified by our collaborators at The Johns Hopkins University.

Strategic partnerships

The value of our discovery program has enabled us to shift the emphasis of our collaborative activity from out-licensing to strategic partnerships. In late 2001, we initiated a partnership with the pharmaceutical division of Kirin Brewery of Japan for the collaborative development of fully human monoclonal antibodies recognizing TEMs associated with the cell surface. Not only is this our first partnership around the TEMs and our entry into therapeutic antibodies, but it is the first development agreement in which we will be co-commercializing therapeutics.

Of the many antibody companies that expressed interest in the TEMs, we are pleased to have selected Kirin as our partner. Kirin brings to our collaboration world-class antibody generation technology, an oncology focus, an established track record in bringing biologic products through the entire drug development process from research to approval, and a strong partnering reputation. This agreement provides us with an up-front fee, research funding, and milestone payments in addition to the usual cost and profit sharing.

Looking to the future

The overall goal for our therapeutic cancer vaccine program in 2002 is to gain information from our existing trials that will enable us to optimize and advance our vaccines into later-phase development. We also plan to begin our first SPHERE peptide trial within the next year. We expect to expand strategic partnerships in 2002 by initiating a second significant antigen discovery or vaccine partnership and a small molecule collaboration around the TEMs.

Financial strength

We entered 2002 in the strongest financial position in our history, with a committed revenue stream from Kirin and Purdue. In addition to revenue increases from our partnerships and licensing agreements, at year-end we transferred non-strategic *in vitro* diagnostic rights to cancer markers and several licenses to Genzyme Genetics, a business unit of Genzyme General, one of our fellow divisions of Genzyme Corporation. In exchange for these rights and licenses, we received $32 million in cash, with the potential for a $1 million milestone payment. Together with other recent transactions, this brought Genzyme Molecular Oncology's year-end cash balance to over $40 million, an amount sufficient to support our operations into 2003.

During the past year, Genzyme Molecular Oncology has delivered concrete results to validate our promising approaches for developing novel, more efficacious, and less toxic treatments for cancer patients. This progress is a credit to the insight and perseverance of our employees, the trust of our research and clinical partners, and the support of our shareholders. We would like to thank each one of them and to share our confidence that in 2002 we will move measurably closer to commercializing products to benefit cancer patients.

Sincerely,

Gail J. Maderis
President
Genzyme Molecular Oncology

Henri A. Termeer
Chairman, President, and Chief Executive Officer
Genzyme Corporation

April 2, 2002

Our work in cancer vaccines is based on the goal of treating cancer more effectively by generating a specific and powerful immunologic response against a patient's cancer cells. This approach has the potential to be more efficacious and possibly less toxic than conventional treatments, and we have developed broad and integrated platforms to support our strategies.

We are encouraged by the progress of the five phase 1-2 clinical trials that we will complete in 2002. Immunologic and clinical data from these trials will drive our decisions regarding which vaccines to advance to further clinical studies. Our threshold for making that determination is high, particularly with the patient-specific approaches. The vaccines that we move forward must demonstrate evidence of both safety and efficacy, together with high potential for product development.

Antigen-specific vaccines

Antigen-specific vaccines are designed to destroy cancer cells by delivering antigens corresponding to the patient's tumor in order to stimulate an immune response. There are two reasons that Genzyme Molecular Oncology is competitively positioned for developing vaccines of this type. First, we are a leader in antigen discovery and optimization, which gives us an advantage in finding potent antigens to treat a wide range of cancer indications. Second, we have multiple delivery approaches, including off-the-shelf vaccines designed to stimulate T-cell immune responses.

5 Clinical Trials Nearing Completion

The phase 1-2 trial of our *ex vivo* antigen-specific melanoma vaccine trial was the first to use two melanoma antigens included in adenovirus vectors in a single vaccine. This trial was completed in early 2002, with encouraging preliminary findings presented at the American Society of Hematology (ASH) conference in December 2001.

In early 2002 we completed enrollment of a phase 1-2 trial for our *in vivo* antigen-specific melanoma vaccine. We will compare the results of the *in vivo* and *ex vivo* trials to determine how best to move our gene-based, antigen-specific vaccines ahead.

Within a year, we plan to launch a phase 1-2 trial of a melanoma vaccine using proprietary peptide candidates discovered with our SPHERE platform. This will be an important step because the SPHERE peptides have been shown to be more potent *in vitro* than native peptides. This approach may provide an alternative delivery platform to that of our gene-based vaccines.

Antigen-specific Vaccines — Melanoma, Melanoma

Patient-specific Vaccines — Melanoma, Breast Cancer, Kidney Cancer




ex vivo


in vivo







Our five current clinical trials for cancer vaccines are being conducted in partnership with leading researchers and institutions. Frank G. Haluska, M.D., Ph.D., of the Massachusetts General Hospital, is the lead investigator for the antigen-specific vaccine trials. The patient-specific vaccine trials are under the direction of David Avigan, M.D., of Beth Israel Deaconess Medical Center, while Donald Kufe, M.D., who led the preclinical development of this approach at the Dana-Farber Cancer Institute, continues to oversee ongoing scientific and clinical investigations.

Genzyme Molecular Oncology Product Pipeline

		Research	Preclinical	Clinical Trials		
				Phase 1	Phase 2	Phase 3
Cancer Vaccines						
Melan-A/MART-1 and gp100	Melanoma *ex vivo*					
	Melanoma *in vivo*					
Dendritic/Cancer Cell Fusion:						
PEG Fusion	Breast Cancer					
	Melanoma					
	Kidney Cancer					
Electrofusion	Melanoma					
	Kidney Cancer					
SPHERE Peptides:	Multiple Cancers					
NY-ESO-1	Multiple Cancers					
Antiangiogenesis						
TEMs Antibodies						
Small Molecules						
TEMs Research						

Upcoming trials

As our five ongoing clinical trials wind down, we expect to launch three new clinical trials within the next year.



Patient-specific vaccines

In patient-specific vaccines, a patient's own dendritic cells and cancer cells are fused, inactivated, and then injected back into the patient to stimulate a specific immune response against the cancer. This individualized cell therapy presents the full complement of antigens specific to the patient's tumor. Phase 1-2 clinical trials of vaccines for breast cancer, melanoma, and kidney cancer, all created by a chemical fusion process, have completed enrollment and treatment, and data analysis will be finalized in 2002. Promising interim findings on the breast cancer trial were presented at the December ASH conference.

This year we are beginning phase 1-2 melanoma and kidney cancer trials using an electrofusion process as an alternative means to join the dendritic and tumor cells. Together, the chemical fusion and electrofusion trials will provide a basis of comparison in multiple indications and will help guide further clinical development of our patient-specific vaccines.

Productive antigen discovery program

We have assembled an antigen discovery and optimization program that works with extraordinary power and speed to develop next-stage products. Our antigen discovery process has expanded the number of our potential product candidates, building an internal pipeline and making Genzyme Molecular Oncology an attractive business partner.

Moving quickly from tumors to trials

Our process enables us to identify a large number of novel antigens in as little as three months and move the most promising product candidates into clinical trials more quickly than is possible with conventional techniques. When our candidates enter trials, we are supported by Genzyme Corporation's well-established clinical and regulatory infrastructure, hastening progress to therapeutic vaccines and treatments.

Four powerful platforms

Our program utilizes four platforms that draw on the disciplines of functional biology, genomics, and high-throughput screening. Using these platforms, we have built a discovery base that has created market opportunities within and outside of cancer by rapidly identifying clinically relevant cytotoxic T lymphocytes (CTLs) and antibody targets.

Within the next year, we plan to begin our first clinical trial of a vaccine based on peptides identified using our SPHERE high-throughput screening technology. In preclinical studies, these SPHERE peptides have demonstrated far greater potency than native epitopes. Both the SPHERE method and the SPHERE peptides are the subjects of issued patents.

Identifying Targets

Locating targets with AbSCAN

AbSCAN, the newest addition to our stable of technologies, is particularly important in identifying targets for antibody therapies, which represent a critical next step for us. AbSCAN can identify the target of an antibody response in a patient. Having identified the target, we can then use our technology platforms to identify potent product candidates. This is a much more efficient approach than the conventional method of data mining to select antibody targets for therapeutic intervention.

Strategic partnerships

The value of our array of proprietary technologies also enables us to form strategic partnerships. We continue to make progress in our antigen-discovery collaboration with Purdue Pharma, which has the potential of yielding more than $330 million in total revenue if 20 antigens are selected and approved for sale. We have identified and submitted multiple antigens for Purdue to evaluate. Under the terms of this partnership, we retain significant rights — to all antigens for use in gene and cell therapies and in our peptide and protein therapy approaches, together with full rights to all of the antigens not selected by Purdue.

Our antigen discovery program is also applicable to areas outside of cancer, particularly in infectious diseases including HIV and hepatitis and in autoimmune disorders. In this pursuit, we have formed a collaboration with Bruce Walker, M.D., director of the Partners AIDS Research Center at the Massachusetts General Hospital, who is now analyzing optimized peptides we have identified. Because of our clear cancer focus, licensing will be the likely model for developing and commercializing candidates for infectious and autoimmune diseases.

A Powerful Proprietary Program

Speed, versatility, and productivity in antigen discovery



Tumor samples

Our process starts with samples from patient tumors, against which we apply our discovery platforms to identify antigen targets. To date, we have analyzed more than 150 samples covering all major tumor types.



Discovery platforms

Our four highly automated platforms work together to identify targets quickly and accurately.

Antigen Discovery Platforms

SAGE
Facilitates rapid, accurate analysis of gene expression patterns with the ability to find new genes missed by other techniques.

SCAN
Determines the susceptibility of tumor cell lines to killing by T cells.

SPHERE
Identifies peptides, far more potent than native antigens, recognized by T cells through combinatorial screening of a 47-million-compound library.

SELEC-T
Obtains a pure population of T cells from a patient tumor. We have now isolated more than 3,000 T-cell clones.



Targets

Resulting targets are analyzed and the most promising advance quickly to the clinic. To date, more than 10 native antigens and approximately 75 novel epitopes have been identified.

Partners

Our discovery platforms and oncology focus have made us a highly attractive partner to leading academic researchers and companies. Our collaborators include BruCells, S.A./N.V. of Belgium, Dana-Faber Cancer Institute, National Cancer Institute, Massachusetts General Hospital, and Purdue Pharma.

BEYOND CANCER

Our versatile antigen discovery program has the ability to identify antigens involved in infectious and autoimmune diseases. Without diluting our oncology focus, we are making our platforms available to leading researchers, including an HIV/AIDS collaboration with Bruce Walker, M.D., of the Massachusetts General Hospital.

Progress with TEMs

Our program in antiangiogenesis — inhibiting the growth of the small blood vessels associated with tumors — progressed significantly over the last year as we worked with 46 of the tumor endothelial markers (TEMs), genes uniquely involved with tumor angiogenesis, which were identified using SAGE. Our progress included cloning and characterizing the novel TEMs, validating their expression in a wide variety of tumor types, and developing a strategic collaboration around them. In 2001, we initiated pattern analysis, profiled the impact of various antiangiogenesis drugs on the TEMs, and studied the differential patterns of expression. These efforts have given us insight into how the drugs are working and the nature of the pathways involved in angiogenesis.

The TEMs have broad potential use in cancer. They may prove to be antiangiogenic drug targets for antibody or small molecule therapies. Anti-TEM antibodies may also be useful as drug delivery vehicles, carrying a "payload" of therapeutics — such as radioisotypes or chemotherapeutic agents — directly to the tumor site. The antibodies also have potential use as diagnostic imaging agents to locate where cancer has spread throughout the body before symptoms are present. They will almost certainly add to our understanding of how the tumor vasculature functions and how best to design preclinical models and effective drugs to target tumor growth.

Advances in Antiangiogenesis

Major antibody partnership

Our work with TEMs advanced significantly in November 2001 when we entered into a collaboration with the pharmaceuticals division of Kirin Brewery to develop and commercialize fully human antibodies as therapeutic agents in antiangiogenesis and vascular targeted cancer drug delivery. We selected Kirin based on its world-class antibody program, its strength in cancer and biologics development, and its marketing experience in Asia.

This agreement represents a number of significant "firsts" for Genzyme Molecular Oncology, reflecting the value of our unique proprietary targets. Our first strategic partnership around the TEMs, it also marks our entry into the therapeutic antibody business. It is our first co-development agreement, and its terms create a new paradigm for the value of proprietary targets in antibody collaborations — in fact, development costs are shared only after we receive an up-front fee and full support for a two-year research period. Additionally, we will be paid for achieving research milestones.

The Potential of TEMs

Broad clinical and commercial promise using our proprietary tumor endothelial markers



This novel TEM expressed on a cell's surface, has been cloned for use in the research collaboration with Kirin.

Anti-TEM antibodies developed through this collaboration may have utility in blocking the blood supply to tumors such as this one.

As diagnostics

The TEMs could be useful as imaging agents for diagnostic purposes. Applications could include using the TEMs to identify the recurrence of disease or as markers of prognosis following treatment.

As research tools

The TEMs will provide a better understanding of tumor angiogenesis, leading to improved preclinical models and insight into the mechanisms of drug action.

As drug targets

The TEMs may be targets for a variety of therapeutic products that would block these markers and therefore restrict the tumor vasculature. Because the therapies would be targeted only to the tumor blood vessels, they are potentially less toxic than conventional approaches.

- Antibodies
  The focus of the Kirin collaboration, these naturally occurring protein inhibitors may have safety and efficacy advantages. Antibodies are appropriate for cell-surface and secreted targets.
- Small molecules
  These therapies are applicable to both intracellular and cell-surface targets. Because many are delivered in pill form, small molecule therapies are typically more cost effective and easy for patients to use over the long term.

As drug delivery vehicles

Antibodies to the TEMs could be used for targeted drug delivery to the tumor site by linking them to radioactive or chemical toxins that would be applicable to a broad range of cancers. As in the use of the TEMs as drug targets, this approach is also aimed specifically at the tumor blood vessels, and it therefore has the potential to be less toxic than other, non-targeted treatments, such as radiation or chemotherapy.

CORPORATE OVERVIEW

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of expertise, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three intensely directed, flexible, and independently managed businesses.

Three Focused Divisions

Genzyme General



GENZ (Nasdaq)

Develops therapeutics for genetic and serious debilitating diseases, including lysosomal storage disorders, and provides advanced genetic testing services and diagnostic products. An extensive international infrastructure and a successful track record working with physicians and patients.

Genzyme Biosurgery



GZBX (Nasdaq)

Serves the emerging market for sophisticated biotechnology products used to improve or replace surgery. A strong portfolio of orthopaedic products and surgical biomaterials, and active development programs in biotherapeutics and biomaterials for cardiothoracic, orthopaedic, and broader surgical applications.

Genzyme Molecular Oncology



GZMO (Nasdaq)

Combines powerful proprietary functional genomics and antigen-discovery technology platforms with Genzyme's biotechnology capabilities to create a deep and promising pipeline of novel oncology product candidates centering on therapeutic cancer vaccines and angiogenesis inhibitors.

Based on values

A pioneer in the biotechnology industry, Genzyme Corporation has introduced many innovations, both in its products and in its business structure. We were the first company in the industry to create tracking stocks for its divisions, enabling each business to concentrate its efforts on distinct markets and to move more quickly to make new therapies available. This practice brings Genzyme's entrepreneurial, patient-focused values to the forefront, and gives investors the option of targeting their resources to their particular areas of interest.

A strong worldwide infrastructure

For more than 20 years, Genzyme Corporation has developed a solid infrastructure for research and development, clinical and regulatory affairs, and manufacturing, sales, marketing, and distribution. Our products are distributed around the world, and we have a local presence in 40 locations. These resources are available to support each division.

A new corporation-wide initiative is our Five Star Safety Program, whose goal is to create a safer work environment while maintaining compliance with governmental regulations in the various jurisdictions where we operate. We have completed the initial audit process, and we are now engaged in enhancing standards and creating follow-up training and support that have the flexibility necessary for our various geographical locations, functions, and technologies.

A collaborative environment

Genzyme's collaborative environment has sparked development efforts across and among divisions. One of the best examples is gene therapy, a core technology across all divisions that is supported by corporate science efforts. We have applied this technology to both chronic and acute diseases, and we have extensive, first-hand knowledge of both gene therapy clinical trials and the regulation of genetic tests. Currently, gene therapy programs are active in all our divisions.

There are also many examples of cross-divisional synergies. Genzyme Biosurgery has pioneered the field of cell therapy by developing and commercializing the first two marketed cell therapy products – Epicel® (cultured epidermal autografts) to provide severe burn victims with skin grafts grown from their own cells, and Carticel® (autologous cultured chrondrocytes) to repair damaged knees by growing healthy cartilage from a patient's own cells. This division's experience in manufacturing Epicel and Carticel is now helping Genzyme Molecular Oncology produce the patient-specific, cell-based vaccines for its clinical trials. As a result, we have been able to enroll significantly more patients in these trials.

Genzyme General has successfully employed Genzyme Molecular Oncology's SAGE™ gene expression platform to identify two protein therapy candidates for renal disease, now in proof-of-concept studies. Another related protein is also being evaluated in relation to a genetic disease.

Perhaps the most recent case of interdivisional synergy is the 2001 transfer agreement concerning cancer diagnostics between Genzyme Molecular Oncology and the Genzyme Genetics business unit of Genzyme General. In obtaining the rights to these important assets, Genzyme Genetics is adding to its potential pipeline as it continues to expand its position in the fast-growing cancer testing market. By monetizing these assets, Genzyme Molecular Oncology gained significant funding for its strategic therapeutic programs in cancer vaccines and antiangiogenesis.

GENZYME CORPORATION FINANCIAL HIGHLIGHTS



Revenue
($ in millions)
$1,000
$800
$600
$400
$200
$0
97 98 99 2000 2001

1999 and 2000 include Renagel revenue



Operating Profit
($ in millions)
$200
$175
$150
$125
$100
$75
$50
$25
$0
97 98 99 2000 2001

Excluding write down of in-process R&D



Stockholders' Equity
($ in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
97 98 99 2000 2001

A Milestone Year for Genzyme Corporation

Genzyme's values-based approach continues to prove itself in the marketplace. In 2001, our corporate revenues topped the $1 billion mark for the first time, jumping 36 percent over 2000 to a total of $1.22 billion. All of our major product lines helped drive this revenue growth. Renagel® (sevelamer hydrochloride) continued to lead the way, reshaping the growth curve of our General division with sales that more than tripled from year-ago levels. Revenue growth was also supported by Synvisc® (Hylan G-F 20), Genzyme Biosurgery's largest product.

Other major financial indicators also testified to our strong performance in 2001. Gross margin growth outpaced revenue growth, increasing 38 percent over 2000. Profit before tax grew 19 percent (exclusive of amortization, IPR&D, and special items) to $229 million. And we continued to invest in the future by increasing our R&D spending to 22 percent of revenue.

FINANCIAL STATEMENTS

Genzyme Corporation and Subsidiaries

Genzyme Molecular Oncology

This annual report contains forward-looking statements that are subject to risks and uncertainties. Our actual results may differ significantly due to a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

These selected financial data have been derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million net cash at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held company engaged in the development of biotherapies for the treatment of lyso-

somal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On June 1, 2001, we acquired Wyntek Diagnostics, Inc., a privately-held company, engaged in the business of developing and manufacturing products for rapid testing for infectious disease and pregnancy, for $65.0 million of cash. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We re-allocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a publicly-held company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and account for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31, 2001	2000	1999	1998	1997
Revenues:					
Net product sales	$1,110,254	$811,897	$683,482	$613,685	$529,927
Net service sales	98,370	84,482	79,448	74,791	67,158
Revenues from research and development contracts:					
Related parties	3,279	509	2,012	5,745	8,356
Other	11,727	6,432	7,346	15,114	3,400
Total revenues	1,223,630	903,320	772,288	709,335	608,841
Operating costs and expenses:					
Cost of products sold	307,425	232,383	182,337	211,076	206,028
Cost of services sold	56,173	50,177	49,444	48,586	47,289
Selling, general and administrative [1]	424,640	264,551	242,797	215,203	200,476
Research and development (including research and development related to contracts)	264,004	169,478	150,516	119,005	89,558
Amortization of intangibles	121,124	22,974	24,674	24,334	17,245
Purchase of in-process research and development [2]	95,568	200,191	5,436	–	7,000
Charge for impaired asset [3]	–	4,321	–	–	–
Total operating costs and expenses	1,268,934	944,075	655,204	618,204	567,596
Operating income (loss)	(45,304)	(40,755)	117,084	91,131	41,245
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)	(29,006)	(12,258)
Gain on affiliate sale of stock [4]	212	22,689	6,683	2,369	–
Gain (loss) on investments in equity securities [5]	(25,996)	15,873	(3,749)	(6)	–
Minority interest	2,259	4,625	3,674	4,285	–
Gain (loss) on sale of product line [6]	(24,999)	–	8,018	31,202	–
Other [7]	(2,205)	5,188	14,527	–	(2,000)
Investment income	50,504	45,593	36,158	25,055	11,409
Interest expense	(37,133)	(15,710)	(21,771)	(22,593)	(12,667)
Total other income (expenses)	(73,039)	33,293	844	11,306	(15,516)
Income (loss) before income taxes	(118,343)	(7,462)	117,928	102,437	25,729
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)	(39,870)	(12,100)
Net income (loss) before cumulative effect of change in accounting principle	$ (116,323)	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Cumulative effect of change in accounting principle, net of tax [8]	4,167	–	–	–	–
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Net income (loss) per share:					
Allocated to Genzyme General Stock [9,10,11,13,14]:					
Net income before cumulative effect of change in accounting principle	$ 3,879	$ 85,956	$142,077	$133,052	$ 76,642
Cumulative effect of change in accounting principle, net of tax	4,167	–	–	–	–
Genzyme General net income	8,046	85,956	142,077	133,052	76,642
Genzyme Surgical Products net loss	–	–	(27,523)	(49,856)	(29,740)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994	34,330	27,778
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812	3,527	2,755
Net income allocated to Genzyme General Stock	$ 44,543	$121,455	$149,360	$121,053	$ 77,435

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2001**	2000	1999	1998	1997
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Diluted:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.21**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Weighted average shares outstanding:					
Basic	**202,221**	172,263	166,185	158,127	153,061
Diluted	**211,176**	179,366	186,456	171,643	157,850
Allocated to Biosurgery Stock [10,12]:					
Genzyme Biosurgery net loss	**$(145,170)**	$ (87,636)			
Allocated tax benefit	**18,189**	448			
Net loss allocated to Biosurgery Stock	**$(126,981)**	$ (87,188)			
Net loss per share of Biosurgery Stock – basic and diluted	**$ (3.34)**	$ (2.40)			
Weighted average shares outstanding	**37,982**	36,359			
Allocated to Molecular Oncology Stock [10,13]:					
Net loss	**$ (29,718)**	$ (23,096)	$ (28,832)	$ (19,107)	$ (19,578)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.82)**	$ (1.60)	$ (2.25)	$ (3.81)	$ (4.64)
Weighted average shares outstanding	**16,350**	14,446	12,826	5,019	3,929
Allocated to Surgical Products Stock [10,12,14]:					
Net loss		$ (54,748)	$ (20,514)		
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)		
Weighted average shares outstanding		14,900	14,835		
Allocated to Tissue Repair Stock [10,12]:					
Net loss		$ (19,833)	$ (30,040)	$ (40,386)	$ (45,984)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)	$ (1.99)	$ (3.07)
Weighted average shares outstanding		28,716	23,807	20,277	14,976

Consolidated Balance Sheet Data (Amounts in thousands)	December 31, 2001	2000	1999	1998	1997
Cash and investments	$1,121,258	$ 639,640	$ 652,990	$ 575,729	$ 246,341
Working capital	566,798	559,652	592,249	417,116	350,822
Total assets	3,935,745	3,318,100	1,787,282	1,688,854	1,295,453
Long-term debt, capital lease obligations and convertible debt [15]	852,555	685,137	295,702	387,993	171,181
Stockholders' equity	2,609,189	2,175,141	1,356,392	1,172,535	1,012,050

There were no cash dividends paid.

(1) *Selling, general and administrative expenses for 2001 include $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

(2) *Charges for in-process research and development were incurred in connection with the following acquisitions:*
- *2001 – $86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;*
- *2000 – $118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix;*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.; and*
- *1997 – $7.0 million from the acquisition of PharmaGenics, Inc.*

(3) *Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.*

(4) *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics Corporation. In 2001, 1999, and 1998 our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuance's of additional shares of its common stock.*

(5) *Loss on investments in equity securities in 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in their fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. In 2000, we also recorded a charge of $7.3 million to write down our investment in Focal common stock.*

(6) *Loss on sale of product line of $25.0 million in 2001 represents the loss related to the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001. Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation.*

(7) *Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

(8) *On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to record the fair value of certain warrants held on January 1, 2001.*

(9) *Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock.*

(10) *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

(11) *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

(12) *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000 or for the years ended December 31, 1999, 1998 and 1997 as there were no shares of Biosurgery Stock outstanding during those periods.*

(13) *We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during that period.*

(14) *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

(15) *Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, a $25.0 million capital lease obligation and $234.0 million in principal drawn under our credit facility; at December 31, 2000 consists primarily of $250.0 million in principal of our 5¼% convertible subordinated notes, $368.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5¼% convertible subordinated notes; and at December 31, 1997 consists primarily of $118.0 million outstanding under a revolving credit facility.*

Introduction

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" below. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we prepare financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions. You should read this discussion and analysis of our financial position

and results of operations in conjunction with those consolidated financial statements and related notes, which are included in this annual report.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to each division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Disposition

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovasclar surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consoldiated financial statements.

Acquisitions

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock, valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating

divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, which we paid $515.2 million in cash and 15.8 million in shares of Genzyme General Stock, valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. Our consolidated financial statements and the combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Critical Accounting Policies

The preparation of consolidated financial statements under generally accepted accounting principles requires us to make certain estimates and judgements that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets;
- Asset Impairments; and
- Marketable Securities Impairments.

Policies Relating to Tracking Stocks

Earnings per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of a division.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. We recognize revenue from service sales when we have finished providing the service. We recognize revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. We have invested in significant resources to track channel inven-

tories in order to prevent distributor inventories from increasing to excessive levels.

The risks and uncertainties regarding future revenue include our ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time, we are rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in our pipeline.

We record allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require us to make significant judgements and estimates, which could require adjustments in the future. Such adjustments could have a material effect on our reported revenues.

We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable able to successfully validate the manufacturing process for any future product, we would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and

could result in materially different asset values and IPR&D charges.

As of December 31, 2001, there were approximately $1.5 billion of net intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate long-lived assets for potential impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." We perform these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in the Company's business or its industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgements could yield materially different results in our analysis, and could result in significantly different asset impairment charges.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

We will perform transitional impairment tests under SFAS No. 142 in 2002 for the $792.3 million of goodwill recorded as of December 31, 2001. For all of our acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test we had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment. We anticipate that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80 million and $90 million, related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

Marketable Securities Impairments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and

• overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge to our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue	**$1,110,254**	$811,897	$683,482	37%	19%
Service revenue	**98,370**	84,482	79,448	16%	6%
Total product and service revenue	**1,208,624**	896,379	762,930	35%	17%
Research and development revenue	**15,006**	6,941	9,358	116%	(26)%
Total revenues	**$1,223,630**	$903,320	$772,288	35%	17%

Product Revenue

We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme enzyme and Renagel phosphate binder, and sales by Genzyme Biosurgery of cardiothoracic, orthopaedics and biosurgical specialties, including Seprafilm adhesion barrier.

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 772,297**	$600,304	$488,705	29%	23%
Diagnostic products	**76,858**	61,469	57,971	25%	6%
Other	**49,576**	28,254	24,825	75%	14%
Genzyme Biosurgery:					
Cardiothoracic	**69,118**	76,406	77,966	(10)%	(2)%
Orthopaedics	**83,373**	4,159	–	1,905%	N/A
Biosurgical specialties	**59,032**	41,305	34,015	43%	21%
Total product revenues	**$1,110,254**	$811,897	$683,482	37%	19%

2001 As Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue in 2001 was primarily due to increased sales of Renagel phosphate binder, which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our

objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of type 1 Gaucher disease. Other companies may attempt to develop competitive products in the future. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

The following table provides information regarding the change in sales of our Gaucher disease therapies as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	2001	2000	01/00 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	$569,887	$536,868	6%
% of total product revenue	51%	66%	

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. We expect that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by nephrologists worldwide.

The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

- our ability to successfully expand manufacturing capacity;
- our ability to manufacture sufficient quantities to meet demand; and
- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	2001	2000	01/00 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	$176,921	$47,891	269%
% of total product revenue	16%	6%	

Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Diagnostic Products

Diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic product revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery

For Genzyme Biosurgery, cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

The orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform and skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by the decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

2000 As Compared to 1999

Genzyme General – Therapeutics

The increase in our product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to:

- increased sales of Cerezyme enzyme, attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure; and
- increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

For both 2000 and 1999, our product revenue consisted primarily of sales of Cerezyme enzyme and Ceredase enzyme, as indicated in the following table:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$536,868**	$478,358	12%
% of total product revenue	**66%**	70%	

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$47,891**	$ –	N/A
% of total product revenue	**6%**	N/A	

Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Genzyme General – Diagnostic Products

The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery

The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due primarily to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L surgical sealant, which was added to the cardiothoracic product line in 2000.

The increase in orthopaedics revenue was due to the continued growth in sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of our acquisition of Biomatrix.

Biosurgical specialties revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from our Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

Service Revenue

We derive service revenue from three principal sources:

- genetic testing services performed by Genzyme General;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage; and
- genomics services using Genzyme Molecular Oncology's SAGE gene expression technology.

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General	**$74,056**	$61,161	$57,223	21%	7%
Genzyme Biosurgery	**23,614**	23,321	20,305	1%	15%
Genzyme Molecular Oncology	**700**	–	1,920	N/A	(100)%
Total service revenues	**$98,370**	$84,482	$79,448	16%	6%

2001 As Compared to 2000

The increase in service revenue for the year ending December 31, 2001 as compared to December 31, 2000 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, as well as increased sales of Carticel chondrocytes and Epicel skin grafts. The increase in sales of Carticel chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a planned shift in the focus of the SAGE business in late 1999 from one in which Genzyme Molecular Oncology provided services for third parties to one in which it granted licenses to practice the technology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme enzyme. The following table shows international product and service revenue:

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
International product and service revenue	**$424,361**	$350,996	$311,080	21%	13%
% of total product and service revenue	**35%**	39%	41%		

2001 As Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the on-going launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the European Renagel phosphate binder sales forces.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

2000 As Compared to 1999

International sales of Cerezyme enzyme increased 13% to $270.6 million in the year ended December 31, 2000 as compared to $240.5 million in the year ended December

31, 1999. Despite an approximate 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

For the year ended December 31, 2000 we recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to the addition of sales of Renagel phosphate binder in the United States in 2000.

MARGINS

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product margin	**$802,829**	$579,514	$501,145	39%	16%
% of total product revenue	**72%**	71%	73%		
Service margin	**$ 42,197**	$ 34,305	$ 30,004	23%	14%
% of total service revenue	**43%**	41%	38%		
Total gross margin	**$845,026**	$613,819	$531,149	38%	16%
% of total product and service revenue	**70%**	68%	70%		

2001 As Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period. We expect that in the future our product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 12% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to a 19% increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 27% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 6% increase in service

revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 1% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the C. *difficile* colitis, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the Synvisc viscosupplementation product through our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and cardiothoracic development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FASB Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of our consolidated statements of operations based on the functional responsibility of

each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

2000 As Compared to 1999

The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder;
- increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone; and
- increased spending for marketing of the cardiothoracic products.

In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

The increase in research and development expenses for the year ended December 31, 2000, as compared to the year ended December 31, 1999, is primarily attributable to:

- a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group;
- a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and
- increased spending in our cell and gene therapy programs.

Amortization of Intangibles

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- Genzyme Development Partners, L.P. limited partnership interests in January and August 2001; and
- Focal and Wyntek in June 2001.

Purchase of In-Process Research and Development

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. We currently estimate that it will take approximately three years and an investment of approximately $75 million to $100 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of

25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to launch this product during the second half of 2002.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	◦ Phase 4 trials ongoing in the U.S. ◦ Phase 3 trial ongoing in Japan	$ 19.7	$ 10.7	(1)
GT160-246	*C. difficile* colitis	Phase 2 trial ongoing	37.4	35.0	2006
Oral iron chelation	Iron overload disease	Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	Program cancelled during 2001; no further development planned	6.2	N/A	N/A
			$118.0	$142.2	

(1) *Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.*

Biomatrix

In December 2000, in connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	(1)	2002 to 2006
Viscoaugmentation and Viscoseparation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical-gynecological pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	48.3	(1)	2003 to 2006
			$82.1		

(1) *Costs to complete are not estimable due to the early stage of these programs.*

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(35,681)**	$(44,965)	$(42,696)	(21)%	5%
Gain on affiliate sale of stock	**212**	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	**(25,996)**	15,873	(3,749)	(264)%	523%
Minority interest in net loss of subsidiary	**2,259**	4,625	3,674	(51)%	26%
Gain (loss) on sale of product line	**(24,999)**	–	8,018	N/A	(100)%
Other	**(2,205)**	5,188	14,527	(143)%	(64)%
Investment income	**50,504**	45,593	36,158	11%	26%
Interest expense	**(37,133)**	(15,710)	(21,771)	136%	(28)%
Total other income (expense), net	**$(73,039)**	$ 33,293	$ 844	(319)%	3,845%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

We currently own approximately 26% of the common stock of Genzyme Transgenics and record our portion of its results in equity in net loss of unconsolidated affiliates.

We record the results of the following joint ventures in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/ Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

[1] *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

[2] *Since August 2001, Pharming Group N.V. has been operating under court-supervised receivership.*

[3] *Beginning in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

[4] *In August 2001, we terminated our strategic alliance with Pharming Group N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from December 14, 2000, the date of our acquisition of GelTex. Our equity in the net losses of RenaGel LLC was $15.9 million for the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, the increase in our equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 is primarily the result of:

- a $5.9 million increase in losses from our joint venture with BioMarin;
- a $1.3 million increase in losses from Genzyme/Pharming Alliance LLC, one of our joint ventures with Pharming Group (which we terminated in August 2001);
- a $2.3 million increase in losses from Genzyme Transgenics; and
- a $1.3 million increase in losses from Focal.

The increased losses were offset in part by a $3.9 million decrease in losses from our joint venture with Diacrin and a $3.7 million decrease in losses from Pharming/Genzyme LLC. Also included in the year ended December 31, 2001 are losses from Genzyme/ Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001. Beginning in August 2001, we became responsible for funding of the costs to produce transgenic alphaglucosidase and related clinical trial costs for Pharming/Genzyme LLC until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. We recorded in equity in net loss of unconsolidated affiliates our portion of the results of Focal. Our equity in net loss of unconsolidated affiliates increased in 2001 compared to 2000 in part because we did not account for our interest in Focal under the equity method in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal in an exchange of shares of Biosurgery Stock for shares of Focal common stock.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated

affiliate, of additional shares of Genzyme Transgenics common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded the following charges related to investments in equity securities for the year ended December 31, 2001:

- in the quarter ended September 30, 2001, we recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- in the quarter ended September 30, 2001, we recorded a charge of $8.5 million to write down our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- in the quarter ended June 30, 2001, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a one-for-one basis for shares of Insmed common stock.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of transgenic recombinant human antithrombin III (or ATIII), we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Gain (Loss) on Sale of Product Line

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

We did not sell any product lines during the year ended December 31, 2000.

Other

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001.

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex and Biomatrix acquisitions, and the private placement of $575.0 million in principal of 3% convertible debentures issued in May 2001.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates:

Our equity in net loss of unconsolidated affiliates increased in the year ended December 31, 2000 as compared to December 31, 1999 as a result of:

- a $7.8 million increase in losses from RenaGel LLC;
- a $5.6 million increase in losses from our joint venture with BioMarin; and
- the addition of $1.5 million of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000.

The increased losses were offset by:

- a $1.8 million decrease in losses from our joint venture with Diacrin;
- a $3.7 million decrease in losses from Pharming/Genzyme LLC;
- a $1.9 million decrease in losses from our joint venture with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. (the joint venture was dissolved in December 1999); and
- a $5.0 million decrease in losses from Genzyme Transgenics.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock.:

- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000; and
- a gain of $6.7 million in 1999.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000 and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

- in the quarter ended March 31, 1999, we recorded a gain of $2.0 million upon the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.
- in the quarter ended June 30, 1999, we recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and IntegraMed America, Inc., because we considered the decline in the value of those investments to be other than temporary.

In connection with the charges we recorded in 2000 and 1999, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

- continued positive progress in the issuers' scientific programs;
- ongoing activity in our collaborations with the issuer; and
- a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain (Loss) on Sale of Product Line

We did not sell any product lines during the year ended December 31, 2000.

In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation. In June 1999, we recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that was received as partial consideration for the sale of Genetic Design in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc.

Investment Income

The increase in investment income for year ended December 31, 2000, as compared to December 31, 1999, was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our issuance in May 1998 of $250.0 million in principal of 5¼% convertible subordinated notes coupled with increased cash generated from operations.

Interest Expense

The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

TAX (BENEFIT) PROVISION

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
(Benefit from) provision for income taxes	**$(2,020)**	$55,478	$46,947	104%	18%
Tax rate	**(2)%**	744%	40%		

Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

- non-deductible charges for IPR&D;
- provision for state income taxes;
- use of a foreign sales corporation;
- nondeductible amortization of intangibles; and
- use of tax credits.

Our effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles, consisting largely of goodwill, resulting from our acquisitions of GelTex and Biomatrix in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits. Our effective tax rate for 2000 was significantly impacted by non-deductible IPR&D charges resulting from our acquisitions of GelTex and Biomatrix.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	2001	2000	1999
Earnings allocated to:			
Genzyme General Stock	$ 44,543	$121,455	$149,360
Biosurgery Stock	(126,981)	(87,188)	–
Molecular Oncology Stock	(29,718)	(23,096)	(28,832)
Surgical Products Stock	–	(54,748)	(20,514)
Tissue Repair Stock	–	(19,833)	(30,040)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payment or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	2001	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	$24,593	$28,023	$26,994
Genzyme Molecular Oncology	11,904	7,476	7,812
Total	$36,497	$35,499	$34,806

These tax benefits represent 82%, 29% and 23% of earnings allocated to Genzyme General Stock in 2001, 2000 and 1999, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting Principle

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics' common stock held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant. For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in

accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2001	Expected Product Launch
GENZYME GENERAL			
Fabrazyme (agalsidase beta)	Fabry disease	• Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase)	MPS I	• Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	• Phase 2 trial ongoing	2004
GT160-246[1]	*C. difficile* colitis	• Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	• Phase 1-2 trial ongoing	2006
GENZYME BIOSURGERY			
HIF 1α	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	• Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	• Preclinical	2010
Synvisc (Hylan G-F20)[2]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-Submission in Europe for hip indications	2002 to 2006
Sepra technologies[3]	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological & pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 to 2006
GENZYME MOLECULAR ONCOLOGY			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	• Phase 1-2 trials ongoing	2007 to 2009
Melan-A/MART-1 and gp100 antigen specific cancer vaccines	Melanoma	• Phase 1-2 trials ongoing	2006 to 2008

The aggregate actual and estimated research and development expense for the above programs is as follows:

(in millions)	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2000	$48.3	$14.3	$6.4	$69.0
Costs incurred for the year ended December 31, 2001	$78.3	$19.8	$12.6	$110.7
Cumulative costs incurred as of December 31, 2001	$176.2	$70.3	$28.3	$274.8
Estimated costs to complete as of December 31, 2001(3)	$170.0 to $185.0	$135.0 to $150.0	$125.0 to $175.0	$430.0 to $510.0

(1) *Program was acquired in connection with the December 2000 acquisition of GelTex.*

(2) *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

(3) *Excludes estimated costs to complete Cardiac cell therapy, Synvisc programs and certain Sepra product applications due to the early stage of these programs.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2001, we had cash, cash-equivalents, and short- and long-term investments of $1.1 billion, an increase of $481.6 million from December 31, 2000.

Our operating activities generated $225.1 million in cash for the year ended December 31, 2001, as compared to $177.1 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of our net loss of $112.2 million offset by:

- $179.0 million of depreciation and amortization, of which $56.7 million resulted from the depreciation of property, plant and equipment and $122.3 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;
- $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;
- $35.7 million from the equity in net losses of unconsolidated affiliates;
- $26.0 million from the loss on investments in equity securities; and
- $18.1 million attributable to the net change in working capital.

Our investing activities utilized $743.8 million in cash in 2001 as compared to $546.0 million in 2000, primarily due to:

- $456.2 million to fund net purchases of investments compared to generating $200.9 million in net cash in 2000;
- $184.3 million to fund purchases of property, plant and equipment, of which, $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million representing an aggregate of other manufacturing relocations, expansions and rehabilitations worldwide;
- $58.7 million to fund the acquisition of Wyntek, net of cash acquired and $25.9 million to fund the purchase of the GDP Class A and Class B limited partnership interests, offset in part by $2.3 million of cash acquired in connection with the acquisition of Focal and $5.2 million of cash acquired in connection with our acquisition of Novazyme; and
- $39.7 million to fund our joint ventures in 2001 as compared to $23.5 million in 2000.

Our financing activities generated $530.2 million in net cash in 2001, primarily due to proceeds of $91.5 million from the issuance of common stock and $579.1 million from the issuance of debt, offset in part by $156.7 million used to repay debt and capital lease obligations. Financing activities in 2000 generated $475.6 million.

We have access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery, and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of

which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001 we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in December 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 31, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. We used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. We expect to utilize the remaining proceeds from the sale of the debentures for Genzyme General's working capital and general corporate purposes.

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

As of December 31, 2001, we had committed to make the following payments under contractual obligations:

	Payments Due by Period						
Contractual Obligations	**Total**	2002	2003	2004	2005	2006	After 2006
(Amounts in millions)							
Long-term debt	**$ 825.7**	$ 6.7	$244.0[1]	$ –	$ –	$575.0[2]	–
Capital lease obligations	**26.8**	1.0	0.8	–	25.0	–	–
Operating leases	**291.7**	20.3	24.9	24.5	21.1	13.7	187.2
Unconditional purchase obligations	**179.8**	50.3	49.4	21.4	17.9	20.4	20.4
Capital commitments	**7.7**	7.7	–	–	–	–	–
Research and development agreements [3]	**92.8**	46.9	18.0	11.0	10.0	6.9	–
Total contractual obligations	**$1,424.5**	$132.9	$337.1	$56.9	$74.0	$616.0	$207.6

(1) *Includes $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;*

(2) *Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock;*

(3) *From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated in the table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.*

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital; and
- strategic business initiatives.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Third Party Transactions

The following table identifies:

- the companies in which we hold equity interests;
- overlaps between the directors, executive officers or managing partners of those companies and our directors and officers;
- any equity interest in excess of 5% of the outstanding common stock or partnership interests of those companies held by any of our directors or officers[1]; and
- whether, as of December 31, 2001, we had entered into a joint venture or collaboration with that company[2].

Company	Overlapping Officers & Directors	Equity Interest of Genzyme Officers & Directors in Excess of 5%	Joint Venture/Collaboration as of December 31, 2001
ABIOMED, Inc.	One of our directors, who is also one of our officers, is a director of ABIOMED	No	No
Antigenics, Inc.	None	No	No
BioMarin Pharmaceutical, Inc.	None	No	Yes
Cambridge Antibody Technology Group plc	None	No	Yes
Crucell, N.V.	None	No	No
Dyax Corporation	Two of our directors are directors of Dyax	No	Yes
Genzyme Transgenics Corporation	One of our directors is an officer of GTC; another of our directors, who is also one of our officers, is a director of GTC; and one of our officers is a director of GTC	No	Yes
Healthcare Ventures V, L.P.	None	No	No
Oxford Bioscience Partners IV, L.P.	None	No	No
Pharming Group N.V.	None	No	No
ProQuest Investments II, L.P.	None	No	No
Targeted Genetics Corporation	None	No	Yes
ViaCell, Inc.	None	No	No

(1) *Based on publicly available Securities and Exchange Commission filings submitted as of March 29, 2002 by each of the parties listed or the schedule of partnership interests provided by the partnership. This information has not been independently verified by us.*

(2) *See Note I, "Investments," to the accompanying financial statements for additional information regarding our investment in and/or relationship with each entity.*

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after

December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 will be effective from the date of acquisition. We anticipate that our goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reported as a cumulative effect of a change in accounting principle in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS No. 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF No. 01-09"). EITF No. 01-09 addresses whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from the same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2001 we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities.

To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we ignored the exercise of embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2001, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2001, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.6 million, virtually all of which is attributable to Genzyme General. The increase in foreign exchange risk is attributable to a similar foreign exchange portfolio on a net basis but an increase in foreign denominated cash balances.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $13.2 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The increase in potential equity risk is largely explained by the fact that the size of our portfolio has decreased from a market value of $119.6 million for the year ended December 31, 2000 to $88.7 million for the year ended December 31, 2001.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business. We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $569.9 million for the year ended December 31, 2001, representing approximately 51% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of Type 1 Gaucher disease. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder. In November 1998, we launched, through a joint venture with GelTex, Renagel phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- the results of additional clinical trials for additional indications and expanded labeling;
- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- optimal dosing and patient compliance with respect to Renagel phosphate binder;
- the content and timing of our submissions to and decisions by regulatory authorities;
- our ability to successfully expand manufacturing systems;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services. Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business. The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing. Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful. Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us. As of December 31, 2001, we had approximately $1.1 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $234.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to protect adequately our proprietary technology, which would allow competitors to take advantage of our research and development efforts. Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise

become known or be independently discovered by our competitors.

We may be required to license technology from competitors in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available. Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights. A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance. Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix. On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix's Synvisc viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position. The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc. submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and

Transkaryotic Therapies received European Medicines Evaluation Agency, or EMEA, approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete. The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited. A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting increasing payments for products and services through copays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted. Our international operations accounted for 35% of our consolidated revenues for the year ended December 31, 2001, 39% of our consolidated revenues for the year ended December 31, 2000 and 41% of our consolidated revenues for the year ended December 31, 1999. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;
- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control. Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a

change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Operations

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Revenues:			
Net product sales	$1,110,254	$811,897	$683,482
Net service sales	98,370	84,482	79,448
Revenues from research and development contracts:			
Related parties	3,279	509	2,012
Other	11,727	6,432	7,346
Total revenues	1,223,630	903,320	772,288
Operating costs and expenses:			
Cost of products sold	307,425	232,383	182,337
Cost of services sold	56,173	50,177	49,444
Selling, general and administrative	424,640	264,551	242,797
Research and development (including research and development related to contracts)	264,004	169,478	150,516
Amortization of intangibles	121,124	22,974	24,674
Purchase of in-process research and development	95,568	200,191	5,436
Charge for impaired asset	-	4,321	–
Total operating costs and expenses	1,268,934	944,075	655,204
Operating income (loss)	(45,304)	(40,755)	117,084
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	(35,681)	(44,965)	(42,696)
Gain on affiliate sale of stock	212	22,689	6,683
Minority interest	2,259	4,625	3,674
Gain (loss) on investments in equity securities	(25,996)	15,873	(3,749)
Gain (loss) on sale of product line	(24,999)	–	8,018
Other	(2,205)	5,188	14,527
Investment income	50,504	45,593	36,158
Interest expense	(37,133)	(15,710)	(21,771)
Total other income (expenses)	(73,039)	33,293	844
Income (loss) before income taxes	(118,343)	(7,462)	117,928
Benefit from (provision for) income taxes	2,020	(55,478)	(46,947)
Net income (loss) before cumulative effect of change in accounting principle	$ (116,323)	$ (62,940)	$ 70,981
Cumulative effect of change in accounting principle	4,167	–	–
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981
Comprehensive income (loss), net of tax:			
Net income (loss)	$ (112,156)	$ (62,940)	$ 70,981
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(6,003)	(14,569)	(14,883)
Unrealized loss on derivatives	(943)	–	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	(10,577)	9,876	24,946
Reclassification adjustment for (gains) losses included in net income (loss)	16,429	3,788	2,092
Unrealized gains on securities, net	5,852	13,664	27,038
Other comprehensive income (loss)	(1,094)	(905)	12,155
Comprehensive income (loss)	$ (113,250)	$ (63,845)	$ 83,136

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Operations (continued)

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Net Income (Loss) Per Share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–
Genzyme General net income	**8,046**	85,956	142,077
Genzyme Surgical Products net loss	**–**	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812
Net income allocated to Genzyme General Stock	**$ 44,543**	$121,455	$149,360
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90
Diluted:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.21**	$ 0.68	$ 0.85
Weighted average shares outstanding:			
Basic	**202,221**	172,263	166,185
Diluted	**211,176**	179,366	186,456
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss	**$(145,170)**	$ (87,636)	
Allocated tax benefit	**18,189**	448	
Net loss allocated to Biosurgery Stock	**$(126,981)**	$ (87,188)	
Net loss per share of Biosurgery Stock – basic and diluted	**$ (3.34)**	$ (2.40)	
Weighted average shares outstanding	**37,982**	36,359	
Allocated to Molecular Oncology Stock:			
Net loss	**$ (29,718)**	$ (23,096)	$ (28,832)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.82)**	$ (1.60)	$ (2.25)
Weighted average shares outstanding	**16,350**	14,446	12,826
Allocated to Surgical Products Stock:			
Net loss		$ (54,748)	$ (20,514)
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)
Weighted average shares outstanding		14,900	14,835
Allocated to Tissue Repair Stock:			
Net loss		$ (19,833)	$ (30,040)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)
Weighted average shares outstanding		28,716	23,807

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Balance Sheets

(Amounts in thousands, except share amounts)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 247,011	$ 236,213
Short-term investments	66,481	104,586
Accounts receivable, net	259,283	205,094
Inventories	171,409	170,341
Prepaid expenses and other current assets	35,408	37,681
Deferred tax assets – current	70,196	46,836
Total current assets	849,788	800,751
Property, plant and equipment, net	635,314	504,412
Long-term investments	807,766	298,841
Notes receivable-related party	-	10,350
Intangibles, net	1,506,646	1,539,782
Investments in equity securities	88,686	121,251
Other noncurrent assets	47,545	42,713
Total assets	$3,935,745	$3,318,100
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 47,860	$ 26,165
Accrued expenses	144,740	139,683
Income taxes payable	75,944	46,745
Deferred revenue	6,700	8,609
Current portion of long-term debt and capital lease obligations	7,746	19,897
Total current liabilities	282,990	241,099
Long-term debt and capital lease obligations	259,809	381,560
Convertible notes and debentures	585,000	283,680
Deferred tax liabilities	173,126	230,384
Other noncurrent liabilities	25,631	6,236
Total liabilities	1,326,556	1,142,959
Commitments and contingencies (Notes I, K, M)		
Stockholders' equity:		
Preferred stock, $0.01 par value	-	–
Common stock $0.01 par value:		
Genzyme General Stock, $0.01 par value	2,132	1,912
Biosurgery Stock, $0.01 par value	395	364
Molecular Oncology Stock, $0.01 par value	168	159
Treasury common stock, at cost:		
Genzyme General Stock	(901)	(901)
Additional paid-in capital – Genzyme General Stock	1,749,097	1,268,328
Additional paid-in capital – Biosurgery Stock	843,544	823,353
Additional paid-in capital – Molecular Oncology Stock	148,481	111,484
Deferred compensation	(2,377)	(9,943)
Notes reveivable from stockholders	(13,245)	(14,760)
Accumulated deficit	(117,894)	(5,738)
Accumulated other comprehensive income	(211)	883
Total stockholders' equity	2,609,189	2,175,141
Total liabilities and stockholders' equity	$3,935,745	$3,318,100

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	**$(112,156)**	$ (62,940)	$ 70,981
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**179,009**	57,930	62,652
Non-cash compensation expense	**10,196**	2,185	58
Provision for bad debts	**1,116**	4,277	13,031
Note received from a collaborator	**-**	(10,350)	–
Write-off of note received from a collaborator	**10,159**	–	–
Charges for in-process research and development	**95,568**	200,191	5,436
Equity in net loss of unconsolidated affiliates	**35,681**	44,965	42,696
Gain on affiliate sale of stock	**(212)**	(22,689)	(6,683)
(Gain) loss on investments in equity securities	**25,996**	(15,873)	3,749
Minority interest in net loss of subsidiary	**(2,259)**	(4,625)	(3,674)
Deferred income tax benefit	**(58,799)**	(6,580)	(6,061)
Loss on disposal of fixed assets	**-**	532	917
Accrued interest/amortization of marketable securities	**-**	2,507	(1,647)
(Gain) loss on sale of product line	**24,999**	–	(8,018)
Other	**(2,283)**	2,677	1,881
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(58,385)**	(34,064)	(18,682)
Inventories	**(6,668)**	(9,549)	(1,691)
Prepaid expenses and other current assets	**441**	(8,768)	12,215
Accounts payable, accrued expenses, and deferred revenue	**30,811**	(26,339)	(33,049)
Income taxes payable and tax benefits from stock options	**51,874**	63,607	69,900
Net cash provided by operating activities	**225,088**	177,094	204,011
Cash Flows from Investing Activities:			
Purchases of investments	**(978,595)**	(553,506)	(509,177)
Sales and maturities of investments	**522,400**	754,437	438,530
Purchases of equity securities	**(11,138)**	(29,102)	(17,700)
Proceeds from sale of investments in equity securities	**2,467**	33,124	11,090
Purchases of property, plant and equipment	**(184,304)**	(75,441)	(57,724)
Sale of property, plant and equipment	**1,047**	26	188
Proceeds from sale of product line	**15,862**	–	5,000
Acquisitions, net of acquired cash	**(74,460)**	(643,779)	(6,500)
Purchase of technology rights	**-**	(75)	(11,400)
Investments in unconsolidated affiliates	**(39,677)**	(23,497)	(46,621)
Proceeds from notes receivable	**-**	–	8,360
Final distribution from joint venture	**-**	–	881
Other	**2,596**	(8,160)	2,859
Net cash used in investing activities	**(743,802)**	(545,973)	(182,214)

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	91,517	116,181	59,986
Proceeds from issuance of debt	579,062	350,000	5,000
Payments of debt and capital lease obligations	(156,743)	(5,000)	(85,081)
Bank overdraft	8,058	12,306	9,625
Payments of notes receivable from stockholders	3,365	–	–
Other	4,942	2,076	2,289
Net cash provided by (used in) financing activities	530,201	475,563	(8,181)
Effect of exchange rate changes on cash	(689)	(627)	(2,072)
Increase in cash and cash equivalents	10,798	106,057	11,544
Cash and cash equivalents at beginning of period	236,213	130,156	118,612
Cash and cash equivalents at end of period	$ 247,011	$236,213	$130,156
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	$ 35,238	$ 15,998	$ 20,151
Income taxes	$ 19,550	$ 34,014	$ 30,992

Supplemental disclosures of non-cash transactions:
Other gains and charges – Note B.
Dispositions of assets – Note C.
Acquisitions – Note D.
Investments in unconsolidated affiliates – Note I.
Conversion of 5¼% convertible subordinated notes – Note K.
Conversion of 5% convertible subordinated debentures – Note K.
Warrant exercise – Note L.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, liabilities were assumed as follows:

(Amounts in thousands)	For the Years Ended December 31, 2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	**2001**	2000	1999
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**191,182**	168,704	162,788	**$1,912**	$1,688	$1,628
Issuance of Genzyme General Stock under stock plans	**5,406**	6,706	5,916	**54**	66	60
Exercise of warrants and stock purchase rights	**127**	–	–	**1**	–	–
Shares issued for acquisition of GelTex	**–**	15,772	–	**–**	158	–
Shares issued for acquisition of Novazyme	**2,562**	–	–	**26**	–	–
Shares issued in connection with conversion of 5¼% convertible notes	**12,597**	–	–	**126**	–	–
Shares issued in connection with conversion of 5% convertible debentures	**1,305**	–	–	**13**	–	–
Balance at end of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Biosurgery Stock:						
Balance at beginning of year	**36,398**	–		**$ 364**	$ –	
Issuance of Biosurgery Stock under stock plans	**384**	46		**4**	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,092		**–**	91	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,679		**–**	97	
Shares issued in connection with conversion of 5¼% convertible notes	**685**	–		**6**	–	
Shares issued for acquisition of Focal	**2,087**	–		**21**	–	
Shares issued for acquisition of Biomatrix	**–**	17,581		**–**	176	
Balance at end of year	**39,554**	36,398		**$ 395**	$ 364	
Molecular Oncology Stock:						
Balance at beginning of year	**15,905**	13,421	12,648	**$ 159**	$ 134	$ 126
Issuance of Molecular Oncology Stock under stock plans	**175**	345	129	**2**	4	2
Issuance of Molecular Oncology designated shares	**–**	–	27	**–**	–	–
Sales of Molecular Oncology Stock	**–**	2,139	–	**–**	21	–
Shares issued in connection with conversion of 5¼% convertible notes	**682**	–	–	**7**	–	–
Issuance of Molecular Oncology Stock in connection with the purchase of joint venture interest	**–**	–	617	**–**	–	6
Balance at end of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134

The accompanying notes are an integral part of these consolidated financial statements.

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	2001	2000	1999
Common Stock:						
Surgical Products Stock:						
Balance at beginning of year		14,835	–		$ 148	$ –
Initial distribution of Genzyme Surgical Products designated shares		–	14,792		–	148
Issuance of Surgical Products Stock under stock plans		169	43		2	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(15,004)	–		(150)	–
Balance at end of year		–	14,835		$ –	$ 148
Tissue Repair Stock:						
Balance at beginning of year		28,504	20,921		$ 285	$ 209
Issuance of Tissue Repair Stock under stock plans		374	325		4	3
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	7,258		–	73
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(28,878)	–		(289)	–
Balance at end of year		–	28,504		$ –	$ 285
Tresury Common Stock (At Cost):						
Genzyme General Stock:						
Balance at beginning of year	(106)	(106)	(106)	$(901)	$(901)	$(901)
Purchases	–	–	–	–	–	–
Balance at end of year	(106)	(106)	(106)	$(901)	$(901)	$(901)

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2001**	2000	1999
Additional Paid-in Capital:			
Genzyme General Stock:			
Balance at beginning of year	**$1,268,328**	$ 635,284	$ 958,205
Issuance of Genzyme General Stock under stock plans	**86,651**	85,315	59,557
Exercise of warrants and stock purchase rights	**2,290**	–	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	**(12,000)**	–	–
Allocation of cash to Genzyme Tissue Repair for Tissue Repair designated shares	**–**	(9,910)	(4,937)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	**(4,040)**	(15,000)	–
Allocation of cash to Genzyme Surgical Products for Surgical Products designated shares	**–**	–	(376,271)
Tax benefit from disqualified dispositions	**50,176**	17,041	24,238
Conversion of 5¼% convertible notes	**245,946**	–	–
Conversion of 5% convertible debentures	**21,187**	–	–
Acquisition of Novazyme	**119,572**	–	–
Acquistion of GelTex	**–**	554,063	–
Stock based compensation expense	**–**	1,536	–
Transfer of interest in joint venture from Genzyme Tissue Repair	**–**	–	(25,000)
Payment to Genzyme Tissue Repair for research program	**–**	–	(100)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**(32,000)**	–	–
Other	**2,987**	(1)	(408)
Balance at end of year	**$1,749,097**	$1,268,328	$ 635,284
Biosurgery Stock:			
Balance at beginning of year	**$ 823,353**	$ –	
Issuance of Biosurgery Stock under stock plans	**1,551**	298	
Allocation of cash from Genzyme General for Biosurgery designated shares	**12,000**	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	377,090	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	228,288	
Acquisition of Focal	**9,780**		
Acquisition of Biomatrix	**–**	217,719	
Other	**(3,140)**	(42)	
Balance at end of year	**$ 843,544**	$ 823,353	

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	2001	2000	1999
Molecular Oncology Stock:			
Balance at beginning of year	$111,484	$ 67,672	$ 63,427
Issuance of Molecular Oncology Stock under stock plans	957	1,829	306
Allocation of cash from Genzyme General for Molecular Oncology designated shares	4,040	15,000	–
Issuance of Molecular Oncology Stock in connection with public offering	–	26,980	–
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	32,000	–	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	(7)	–	–
Shares issued upon purchase of joint venture interest	–	–	3,929
Other	7	3	10
Balance at end of year	$148,481	$ 111,484	$ 67,672
Surgical Products Stock:			
Balance at beginning of year		$ 376,123	$ –
Allocation of cash from Genzyme General for Surgical Products designated shares		–	376,271
Issuance of Surgical Products Stock under stock plans		908	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(377,031)	
Initial distribution of Genzyme Surgical Products designated shares		–	(148)
Balance at end of year		$ –	$376,123
Tissue Repair Stock:			
Balance at beginning of year		$ 217,103	$174,198
Issuance of Tissue Repair Stock under stock plans		794	458
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	12,410
Gain on transfer of interest in joint venture to Genzyme General		–	25,000
Payment from Genzyme General for research program		–	100
Issuance of Tissue Repair Stock in connection with research program		289	–
Allocation of cash from Genzyme General for Tissue Repair designated shares		9,910	4,937
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(228,096)	–
Stock compensation expense (unearned compensation), net		–	–
Balance at end of year		$ –	$217,103

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	**2001**	2000	1999
Deferred Compensation:			
Balance at beginning of year	**$ (9,943)**	$ (134)	$ (192)
Deferred compensation associated with GelTex acquisition	**-**	(10,206)	–
Deferred compensation associated with Biomatrix acquisition	**-**	(66)	–
Deferred compensation associated with Novazyme acquisition	**(2,630)**	–	–
Amortization of deferred compensation	**10,196**	463	58
Balance at end of year	**$ (2,377)**	$ (9,943)	$ (134)
Notes Receivable from Stockholders:			
Balance at beginning of year	**$ (14,760)**	$ –	$ –
Notes acquired in connection with Biomatrix acquisition	**-**	(14,760)	–
Notes acquired in connection with Focal acquisition	**(535)**	–	–
Notes acquired in connection with Novazyme acquisition	**(1,316)**	–	–
Payments of Biomatrix notes receivable	**2,769**	–	–
Payments of Focal notes receivable	**72**	–	–
Payments of Novazyme notes receivable	**541**	–	–
Accrued interest receivable on Novazyme notes	**(16)**	–	–
Balance at end of year	**$ (13,245)**	$(14,760)	$ –
Retained Earnings (Accumulated Deficit):			
Balance at beginning of year	**$ (5,738)**	$ 57,202	$(13,779)
Net income	**(112,156)**	(62,940)	70,981
Balance at end of year	**$(117,894)**	$ (5,738)	$ 57,202
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	**$ 883**	$ 1,788	$(10,367)
Foreign currency translation adjustments	**(6,003)**	(14,569)	(14,883)
Change in unrealized gains (losses) on investments and derivatives	**4,909**	13,664	27,038
Accumulated other comprehensive income (loss)	**$ (211)**	$ 883	$ 1,788

The accompanying notes are an integral part of these consolidated financial statements.

Note A. Summary of Significant Accounting Policies

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing and pharmaceutical drug materials.
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2000 and 1999 data to conform with our 2001 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation, as well as for each of our divisions, to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority-owned subsidiaries. For consolidated majority-owned subsidiaries in which we own greater than 50%, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation. For additional information on our investments, please read Note I "Investments" below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under generally accepted accounting principles, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment.

We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to ten years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the straight-line method.

Intangibles

Our intangible assets consist of:

- goodwill;
- covenants not to compete;

- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

We amortize intangible assets using the straight-line method over useful lives of 1.5 to 40 years.

Accounting for the Impairment of Long-Lived Assets

We evaluate the recoverability of our intangible and other long-lived assets when the facts and circumstances suggest that these assets may be impaired. When we conduct such an evaluation we consider several factors, including operating results, business plans, economic projections, strategic plans and market emphasis. Our evaluations also compare expected cumulative, undiscounted operating incomes or cash flows of these assets with the net book values of the related intangible assets. We charge unrealizable intangible and long-lived asset values to operations if our evaluations indicate that the value of these assets are impaired.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities; and
- the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency charges of $40.2 million at December 31, 2001 and $34.2 million at December 31, 2000.

Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably

estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2001, these undistributed foreign earnings totaled approximately $58.8 million.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	**$24,593**	$28,023	$26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Total	**$36,497**	$35,499	$34,806

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2001, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$193,312
Genzyme Molecular Oncology	36,428

Genzyme General Stock

As described in Note L., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Genzyme General net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–
Genzyme General net income	**8,046**	85,956	142,077
Genzyme Surgical Products net loss	**–**	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812
Net income allocated to Genzyme General Stock – basic	**44,543**	121,455	149,360
Effect of dilutive securities, net of tax [1]:			
5¼% convertible subordinated notes [2]:			
Interest expense	**–**	–	8,375
Amortization of purchasers' discount and offering costs	**–**	–	597
5% convertible subordinated debentures [3]:			
Interest expense	**–**	–	676
Amortization of debt offering costs	**–**	–	113
Net income allocated to Genzyme General Stock – diluted	**$ 44,543**	$121,455	$159,121
Shares used in computing net income per common share – basic	**202,221**	172,263	166,185
Effect of dilutive securities:			
Stock options [4]	**8,914**	7,103	6,345
Warrants	**41**	–	40
5¼% convertible subordinated notes [1,2]	**–**	–	12,626
5% convertible subordinated debentures [1,3]	**–**	–	1,260
Dilutive potential common shares	**8,955**	7,103	20,271
Shares used in computing net income per share – diluted [4]	**211,176**	179,366	186,456
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90
Diluted [4,6]:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$0.21**	$0.68	$0.85

[1] The effect of the assumed conversion of the 5¼% convertible subordinated notes and 5% convertible subordinated debentures has been excluded for the years ended December 31, 2001 and 2000 as the effect was anti-dilutive.

[2] We issued these notes in May 1998 and amortized the purchasers' discount and offering costs of approximately $7.0 million over the term of the notes, which were due to mature in June 2005. These notes were converted into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock in 2001.

[3] We issued these debentures in August 1998 and amortized the offering costs of approximately $0.9 million over the term of the debentures, which were due to mature in August 2003. These debentures were converted in 2001 into shares of Genzyme General Stock.

[4] We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:

(Amounts in thousands)	December 31, 2001	2000	1999
Shares of Genzyme General Stock issuable for options	**2,170**	3,492	4,188
Shares of Genzyme General Stock issuable for warrants	**–**	92	52
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**2,170**	3,584	4,240

[5] On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statement of operations to record the fair value of certain warrants held on January 1, 2001.

[6] We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the year ended December 31, 2001 because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We created Genzyme Biosurgery by combining two of our former divisions of Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the

year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, which were combined to form Genzyme Biosurgery, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same.

We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

	December 31,	
(Amounts in thousands)	**2001**	2000[1]
Shares of Biosurgery Stock issuable for options	**5,582**	4,739
Warrants to purchase Biosurgery Stock	**8**	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	**-**	685
Biosurgery designated shares reserved for options [3]	**93**	111
Biosurgery designated shares [3]	**3,105**	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery	**358**	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**9,146**	7,091

[1] *For the period from December 18, 2000 through December 31, 2000.*

[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*

[3] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.*

Molecular Oncology Stock:

In accounting for the acquisition of PharmaGenics, Inc. in June of 1997, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses. This was due to the application of our policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $0.5 million in 2000 and $1.0 million in 1999. Amortization of this goodwill was completed in June 2000.

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Shares of Molecular Oncology Stock issuable for options	**1,370**	862	1,597
Warrants to purchase Molecular Oncology Stock	**-**	10	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**-**	682	682
Molecular Oncology designated shares [1]	**1,651**	1,318	1,006
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**3,021**	2,872	3,295

[1] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.*

[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in 2001.*

Surgical Products Stock:

For all periods presented, basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

	December 31,	
(Amounts in thousands)	**2000[1]**	1999[2]
Shares of Surgical Products Stock issuable for options	**450**	2,991
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [3]	**1,130**	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [4]	**1,580**	4,121

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *For the period from June 28, 1999 through December 31, 1999.*

[3] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products. As of December 31, 2000, there were no Surgical Products designated shares outstanding because these shares were converted into Biosurgery designated shares.*

[4] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For all periods presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

	December 31,	
(Amounts in thousands)	**2000**[(1)]	1999
Shares of Tissue Repair Stock issuable for options	**2,934**	4,176
Tissue Repair designated shares [(2)]	**1,285**	2,238
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [(3)]	**4,219**	6,414

[(1)] *For the period from January 1, 2000 through December 18, 2000.*

[(2)] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 2000, there were no Tissue Repair designated shares outstanding because these shares were converted into Biosurgery designated shares.*

[(3)] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and foreign currency translation adjustments, net of taxes.

Accounting for Stock Based Compensation

Stock options issued to employees under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of our common stock at the date of grant. We apply the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only, in Note L to these consolidated financial statements. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 are effective from the date of acquisition. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined, however, we anticipate that our transitional goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and this will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer." EITF No. 01-09 addresses

whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from that same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products and services;
- our ability to manufacture sufficient quantities of products for development and commercialization activities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;
- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Note B. Other Gains and Charges

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group's decision to file for and operate under a court supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place. We do not intend to commercialize this product. We allocate these charges to Genzyme General.

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable. We allocated this charge to Genzyme General.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated this gain to Genzyme General.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys. We allocated this gain to Genzyme General.

Note C. Dispositions of Assets

Snowden-Pencer Products

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line, and allocated it to Genzyme General.

Note D. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we will not ratably amortize the goodwill resulting from the acquisition of Novazyme. Instead, we will test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in Stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for vari-

ous LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility for the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Focal

In January 2001, Focal, a public company and developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the

cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by generally accepted accounting principles. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to launch this product during the second half of 2002.

Genzyme Development Partners

In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000, plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (dollars in thousands):

Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock, and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	38,060
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(29,903)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstand-

ing shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock, were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold approximately 0.7 million shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into approximately 0.5 million shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amount in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	$ 1,579

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

At December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in Genzyme Biosurgery's combined financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price.	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Peptimmune

In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focuses on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment	$ 128
Deferred tax asset	1,229
In-process research & development	5,436
Total	$6,793

The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once developed each product will need to complete a series of clinical trials and

receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex, and $82.1 million resulting from the acquisition of Biomatrix, are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000
Total revenues	$1,232,190	$1,039,771
Net income (loss) before extraordinary items and cumulative effect of change in accounting principle	(46,085)	1,321
Net income (loss)	(41,918)	1,321
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting principle	121,168	154,604
Cumulative effect of change in accounting principle, net of tax	4,167	–
Net income allocated to Genzyme General Stock	$ 125,335	$ 154,604
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting principle	$ 0.59	$ 0.81
Per share cumulative effect of change in accounting principle, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.61	$ 0.81
Diluted:		
Net income per share before cumulative effect of change in accounting principle	$ 0.57	$ 0.76
Per share cumulative effect of change in accounting principle, net of tax	0.02	–
Net income per share allocated to Genzyme General Stock	$ 0.59	$ 0.76
Net loss allocated to Biosurgery Stock	$(137,535)	$(130,657)
Net loss per share allocated to Biosurgery Stock – basic and diluted	$ (3.52)	$ (3.40)

Note E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2001 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2001. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2001, representing the cash requirements to settle the agreement, was approximately $2.7 million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2001 was $22.0 million. These contracts had a fair value of $0.2 million, representing an unrealized gain, and were included in other current assets (liabilities) at December 31, 2001.

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of

policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts and other allowances. These allowances were $14.2 million at December 31, 2001 and $20.7 million at December 31, 2000.

The following table contains information on our intangible assets for the periods presented:

(Amounts in thousands, except useful life data)	**December 31, 2001**	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
Goodwill	**$ 792,331**	17	$ 757,414	19
Acquired technology	**551,743**	13	500,535	14
Patents	**196,968**	13	191,928	13
License fees	**27,016**	14	26,040	15
Customer lists	**8,324**	10	8,324	10
Trademarks	**91,754**	22	101,150	24
Distribution agreements	**13,950**	8	13,950	8
Non-compete agreements	**6,640**	5	6,640	5
Other	**9,927**	5	9,389	5
	1,698,653		1,615,370	
Less accumulated amortization	**(192,007)**		(75,588)	
Intangible assets, net	**$1,506,646**		$1,539,782	

NOTE G. INVENTORIES

(Amounts in thousands)	December 31, **2001**	2000
Raw materials	**$ 52,586**	$ 51,545
Work-in-process	**64,925**	73,520
Finished products	**53,898**	45,276
Total	**$171,409**	$170,341

NOTE H. PROPERTY, PLANT AND EQUIPMENT

(Amounts in thousands)	December 31, **2001**	2000
Plant and equipment	**$ 317,707**	$ 264,109
Land and buildings	**303,691**	252,789
Leasehold improvements	**122,800**	106,384
Furniture and fixtures	**23,139**	20,570
Construction-in-progress	**150,918**	94,098
	918,255	737,950
Less accumulated depreciation	**(282,941)**	(233,538)
Property, plant and equipment, net	**$ 635,314**	$ 504,412

Our depreciation expense was $56.7 million in 2001, $33.6 million in 2000 and $40.7 million in 1999.

We allocate our fixed assets among our operating divisions based on use.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

2001	2000	1999
$4.2 million	$2.2 million	$1.2 million

Our estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

NOTE I. INVESTMENTS

Marketable Securities

(Amounts in thousands)	December 31, 2001 **Cost**	2001 **Market Value**	2000 Cost	2000 Market Value
Cash equivalents [(1)]:				
Corporate notes	**$ 1,550**	**$ 1,552**	$ 50,922	$ 50,922
U.S. Governmental agencies	**22,646**	**22,720**	–	–
Money market fund	**149,233**	**149,233**	148,577	148,577
	$173,429	**$173,505**	$199,499	$199,499
Short-term:				
Corporate notes	**$ 47,221**	**$ 47,921**	$ 90,930	$ 91,133
U.S. Governmental agencies	**16,084**	**16,464**	13,175	13,207
Non U.S. Governmental agencies	**1,042**	**1,066**	–	–
U.S. Treasury notes	**1,005**	**1,030**	246	246
	$ 65,352	**$ 66,481**	$104,351	$104,586
Long-term:				
Corporate notes	**$509,560**	**$521,519**	$186,904	$190,542
U.S. Governmental agencies	**156,282**	**157,526**	99,549	100,803
Non U.S. Governmental agencies	**36,397**	**36,929**	–	–
U.S. Treasury notes	**89,611**	**91,792**	7,432	7,496
	$791,850	**$807,766**	$293,885	$298,841
Investments in equity securities	**$ 50,347**	**$ 88,686**	$ 74,299	$121,251

[(1)] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

We allocate marketable securities to our operating divisions.

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

(Amounts in thousands)	December 31, 2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Within 1 year	$ 238,781	$ 239,986	$303,849	$304,085
1-2 years	202,071	206,705	85,712	86,686
2-10 years	589,779	601,061	208,174	212,155
	$1,030,631	$1,047,752	$597,735	$602,926

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group plc and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. We allocate these investments to Genzyme General.

In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, we recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General. In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We recorded gains of $2.0 million in 1999 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group and IntegraMed America, Inc. because we considered the decline in the value of those investments to be other than temporary. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers; and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments. We allocate these investments to Genzyme General.

We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amounts recorded:

	December 31, 2001	2000
Unrealized holding gains	$56.2 million	$60.7 million
Unrealized holding losses	$ 0.6 million	$ 7.9 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$36,508	$20,704
Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.)	466	412	(54)
BioMarin Pharmaceutical, Inc.	18,000	28,258	10,258
Cambridge Antibody Technology Group plc (1)	6,311	8,611	2,300
Crucell, N.V.	576	1,758	1,182
Dyax Corporation	3,000	6,039	3,039
Healthcare Ventures V, L.P.	1,620	1,620	–
Oxford Bioscience Partners IV, L.P.	500	500	–
Pharming Group N.V. (1)	—	520	520
ProQuest Investments II, L.P.	1,110	1,110	–
Targeted Genetics Corporation	960	1,350	390
Viacell, Inc.	2,000	2,000	–
Total at December 31, 2001	**$ 50,347**	**$ 88,686**	**$ 38,339**

(Amounts in thousands)	December 31, 2000 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2000	$74,299	$121,251	$46,952

(1) *Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2001.*

Genzyme Transgenics Corporation

At December 31, 2001, we owned approximately 26% of the outstanding common stock of Genzyme Transgenics and record in net loss of unconsolidated affili-

ates our portion of its results. We refer to Genzyme Transgenics in this note as GTC. Our portion of GTC's net losses was $4.3 million in 2001, $2.1 million in 2000 and $7.1 million in 1999. The fair market value of our investment in GTC common stock was $45.1 million on December 31, 2001 and $110.8 million on December 31, 2000.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately 1.0 million shares of GTC common stock.

Our chairman and chief executive officer and another Genzyme officer are directors of GTC. One additional member of our board of directors is also a director of GTC.

The following table contains condensed statement of operations and balance sheet data for GTC:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues	**$ 13,740**	$ 88,149	$ 68,784
Operating loss	**(13,384)**	(10,239)	(2,666)
Net loss	**(16,556)**	(13,143)	(18,761)

	At December 31,	
(Amounts in thousands)	**2001**	2000
Current assets	**$47,323**	$92,396
Noncurrent assets	**72,809**	68,181
Current liabilities	**18,102**	38,237
Noncurrent liabilities	**80**	6,660

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts;
- research and development agreement under which each of the parties performs research services for the other;
- a services agreement under which GTC pays us for research, development, regulatory and manufacturing services related to transgenic recombinant human antithrobin III, or ATIII; and
- a purchase agreement and amended and restated collaboration agreement executed in connection with the sale of our interest in ATIII LLC to GTC, as more fully described below.

During 2001, we received approximately $3.5 million from GTC under these agreements. At December 31, 2001, GTC owed us $1.3 million under these agreements. Research and development revenue from GTC is reflected as related party revenue in our statements of operations.

We have guaranteed the obligations of GTC under a credit facility consisting of a revolving credit line and a term loan that GTC obtained from a commercial bank. As of December 31, 2001, no principal was outstanding under the revolving credit line and approximately $15.8 million was available, and $5.7 was outstanding, under the term loan with no further availability. All outstanding amounts under this credit facility are payable on March 28, 2002. Genzyme Transgenics may be required to repay these amounts earlier if, among other things, it violates specified negative covenants, defaults under a material contract such that it is likely to suffer a material adverse effect, or declares bankruptcy. In order to secure GTC's reimbursement obligation for any payments that we may be required to make on the guaranty, each of GTC and its material subsidiaries granted us a first lien on all of its assets. In consideration of our agreement to provide this guaranty, GTC issued to us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. GTC also issued to us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. Both GTC warrants currently are exercisable for the underlying shares of GTC common stock.

ATIII LLC In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Dyax Corp.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. We also sublease office and laboratory space in Cambridge, Massachusetts to Dyax. Current rent under this sublease is $53,943 per month.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize

one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, we made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available to help Dyax fund its operations. This preferred stock converted into common stock upon Dyax's initial public offering in 1999. To date, Dyax has not borrowed any money under the line of credit. We will make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and we will share equally with Dyax all profits from the sale of these products.

One of our directors is chairman and chief executive officer of Dyax and two of our directors are directors of Dyax.

Investments in Joint Ventures

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures:

Joint Venture	Partner(s)	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (CHO-cell product)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *Since August 2001, Pharming Group has been operating under court-supervised receivership.*

(3) *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

(4) *In August 2001, we terminated our strategic alliance with Pharming Group and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial resposibility for the development of the CHO-cell product.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2001 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Total Funding through December 31, 2001	Receivables As of December 31, 2001
BioMarin/Genzyme LLC	$ 40.1	$ 2.2
Pharming/Genzyme LLC	21.9	0.2
Genzyme/Pharming Alliance LLC	8.5	13.3
Diacrin/Genzyme LLC	33.0	0.1
StressGen/Genzyme LLC	0.7	–
Genzyme Transgenics Corporation	–	1.3
Totals	$104.2	$17.1

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2001	2000	1999	**2001**	2000	1999
RenaGel LLC [1]	**$ –**	$(15.9)	$ (8.1)	**$ –**	$(10.7)	$(15.9)
BioMarin/Genzyme LLC	**(18.5)**	(12.6)	(7.0)	**(36.9)**	(25.3)	(13.9)
Pharming/Genzyme LLC [2]	**(2.9)**	(6.6)	(10.3)	**(5.8)**	(13.3)	(10.7)
Genzyme/Pharming Alliance LLC [3]	**(6.5)**	(1.5)	–	**(13.0)**	(2.9)	–
Diacrin/Genzyme LLC	**(2.3)**	(6.2)	(8.0)	**(3.1)**	(8.2)	(10.7)
StressGen/Genzyme LLC [4]	**–**	–	(1.9)	**–**	–	(1.3)
Genzyme Transgenics Corporation	**(4.3)**	(2.1)	(7.1)	**(16.6)**	(13.1)	(18.8)
Focal, Inc.	**(1.3)**	–	–	**(6.0)**	–	–
Other	**0.1**	(0.1)	(0.3)	**0.3**	(0.1)	–
Totals	**$(35.7)**	$(45.0)	$(42.7)	**$(81.1)**	$(73.6)	$(71.3)

[1] *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

[2] *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine clinical trial patients can be transitioned to a CHO-cell product for Pompe disease.*

[3] *In August 2001, we terminated our strategic alliance with Pharming Group, N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

[4] *Because an investor had the right to require us to repurchase its interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the investor exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.*

Condensed financial information for our joint ventures and unconsolidated affiliates is summarized below:

(Amounts in thousands)	For the Years Ended December 31,		
	2001	2000	1999
Revenue	**$ 1,519**	$ 47,083	$ 21,100
Gross profit	**(969)**	23,748	13,738
Operating expenses	**(69,450)**	(107,621)	(74,096)
Net loss	**(67,545)**	(60,280)	(52,453)

(Amounts in thousands)	December 31,	
	2001	2000
Current assets	**$11,538**	$21,200
Noncurrent assets	**106**	15,374
Current liabilities	**28,817**	20,658
Noncurrent liabilities	**–**	–

Note J. Accrued Expenses

(Amounts in thousands)	December 31,	
	2001	2000
Compensation	**$ 51,827**	$ 33,134
Purchase accrual	**12,508**	11,468
Bank overdraft	**19,468**	12,306
Royalties	**7,468**	10,810
Rebates	**7,950**	6,482
Restructuring costs	**2,160**	5,970
Acquisition costs	**–**	13,595
Other	**43,359**	45,918
Total accrued expenses	**$144,740**	$139,683

Note K. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

(Amounts in thousands)	December 31,	
	2001	2000
3% convertible subordinated debentures due May 2021	**$575,000**	$ –
5¼% convertible subordinated notes	**–**	250,000
Revolving credit facility maturing in December 2003	**234,000**	350,000
Revolving credit facility maturing in December 2001	**–**	18,000
5% convertible subordinated debentures	**–**	23,680
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**6,723**	5,493
Capital lease obligations	**26,832**	27,964
	852,555	685,137
Less current portion	**(7,746)**	(19,897)
	$844,809	$665,240

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$7.8	$244.8	$–	$25.0	$575.0	$–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion

price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001, was $631.8 million.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using Genzyme Biosurgery cash. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2001, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $234.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2001, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matures in December 2002, in the amount of $1.6 million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, with maturities in June and September 2002, aggregating $5.4 million, of which $5.1 million remained outstanding at December 31, 2001. We will use cash allocated to Genzyme General to satisfy this debt.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal

amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General at December 31, 2000. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

Operating Leases

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

2001	2000	1999
$25.5	$23.4	$22.6

Over the next five years, we will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$20.3	$24.9	$24.5	$21.1	$13.7	$187.2

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2001 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for nine hundred ninety-nine years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

Note L. Stockholders' Equity

Preferred Stock

Series	At December 31, 2001			At December 31, 2000		
	Authorized	**Issued**	**Outstanding**	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	**2,000,000**	**–**	**–**	2,000,000	–	–
Series B Junior Participating, $0.01 par value	**1,000,000**	**–**	**–**	1,000,000	–	–
Series C Junior Participating, $0.01 par value	**400,000**	**–**	**–**	400,000	–	–
Undesignated	**6,600,000**	**–**	**–**	6,600,000	–	–
Total	**10,000,000**	**–**	**–**	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or
- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanism intended to cause our tracking stock to "track" the financial performance of a corresponding division are special provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire

company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

	At December 31, 2001			At December 31, 2000	
Series	**Authorized**	**Issued**	**Outstanding**	Issued	Outstanding
Genzyme General Stock, $0.01 par value	**500,000,000**	**213,179,196**	**213,072,838**	191,181,638	190,968,922
Genzyme Biosurgery Stock, $0.01 par value	**100,000,000**	**39,554,105**	**39,554,105**	36,397,854	36,397,854
Genzyme Molecular Oncology Stock, $0.01 par value	**40,000,000**	**16,762,331**	**16,762,331**	15,905,360	15,905,360
Undesignated	**50,000,000**	**–**	**–**	–	–
Total	**690,000,000**	**269,495,632**	**269,389,274**	243,484,852	243,272,136

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. Currently, each series of common stock is entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosur-

gery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 2001, two of the seven eligible directors was participating in this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any distributions under this plan as of December 31, 2001.

Equity Plans

At December 31, 2001, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 2001 Equity Incentive Plan, 1998 Director Stock Option Plan and 1999 Employee Stock Purchase Plan:

- 27,392,311 shares of Genzyme General Stock;
- 9,296,983 shares of Biosurgery Stock; and
- 4,041,472 shares of Molecular Oncology Stock.

Stock Options

The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan, 2001 Equity Incentive Plan and 1997 Equity Incentive Plan:

- 1,338,952 shares of Genzyme General Stock;
- 2,052,382 shares of Biosurgery Stock; and
- 1,045,735 shares of Molecular Oncology Stock.

The purpose of these three plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these three plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. No incentive stock options may be granted under the 1997 Equity Incentive Plan. After March 15, 2000, no incentive stock options may be granted under the 1990 Equity Incentive Plan. The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan.

The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

- 292,800 shares of Genzyme General Stock;
- 141,911 shares of Biosurgery Stock; and
- 140,176 shares of Molecular Oncology Stock.

Options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant.

The following table depicts activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:			
Outstanding at December 31, 1998	23,185,460	$12.00	11,158,534
Granted	3,295,438	21.72	
Granted – premium price	2,544,752	29.49	
Exercised	(5,053,676)	10.32	
Forfeited and cancelled	(752,960)	15.11	
Outstanding at December 31, 1999	23,219,014	15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	$27.80	11,815,491
BIOSURGERY STOCK:			
Outstanding at December 18, 2000	–	$ –	
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	$12.54	3,783,030
MOLECULAR ONCOLOGY STOCK:			
Outstanding at December 31, 1998	1,157,785	$ 6.96	391,044
Granted	286,363	3.46	
Granted – premium price	402,615	5.39	
Exercised	(362)	3.50	
Forfeited and cancelled	(37,291)	6.67	
Outstanding at December 31, 1999	1,809,110	6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	$ 9.68	1,407,425
SURGICAL PRODUCTS STOCK:			
Outstanding at June 28, 1999	–	–	
Granted	3,050,690	$ 6.65	
Exercised	0	–	
Forfeited and cancelled	(60,120)	6.69	
Outstanding at December 31, 1999	2,990,570	6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	–
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000 and 2001	–		

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
TISSUE REPAIR STOCK:			
Outstanding at December 31, 1998	3,397,946	$9.13	1,464,732
Granted	667,120	2.22	
Granted – premium price	402,615	7.71	
Exercised	(357)	2.09	
Forfeited and cancelled	(291,558)	7.49	
Outstanding at December 31, 1999	4,175,766	8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000 and 2001	–		

The total exercise proceeds for all options outstanding at December 31, 2001 is:

- $705.0 million for Genzyme General Stock;
- $87.8 million for Biosurgery Stock; and
- $26.8 million for Molecular Oncology Stock.

The following table contains information regarding the range of option prices as of December 31, 2001:

GENZYME GENERAL STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.21 – $13.78	6,338,334	3.92	$10.06	3,996,846	$10.78
13.79 – 20.59	5,429,498	5.79	16.94	4,474,181	16.32
20.75 – 29.44	5,830,125	7.73	27.44	1,999,569	27.33
29.50 – 51.78	2,380,277	9.02	42.40	400,733	40.01
51.96 – 59.88	5,382,546	9.42	53.55	944,162	53.51
$ 0.21 – $59.88	25,360,780	6.84	$27.80	11,815,491	$20.09

BIOSURGERY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 6.26	1,258,942	8.90	$ 6.00	353,382	$ 5.83
6.34 – 6.69	2,041,293	9.10	6.68	838,266	6.69
6.88 – 11.00	361,398	6.80	9.31	250,477	9.79
11.04 – 11.04	1,443,985	7.65	11.04	901,219	11.04
11.33 – 116.51	1,898,252	6.05	24.93	1,439,686	24.21
$ 2.31 – $116.51	7,003,870	7.82	$12.54	3,783,030	$14.52

MOLECULAR ONCOLOGY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 5.38	579,915	7.18	$ 4.69	251,550	$ 4.46
5.75 – 5.75	10,000	7.10	5.75	3,334	5.75
7.00 – 7.00	921,134	5.98	7.00	856,116	7.00
7.70 – 12.73	619,601	8.47	12.26	176,502	12.41
13.69 – 26.85	643,369	9.34	15.58	119,923	15.35
$ 2.31 – $26.85	2,774,019	7.57	$ 9.68	1,407,425	$ 7.93

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2001 are:

- 989,299 shares of Genzyme General Stock;
- 570,600 shares of Biosurgery Stock; and
- 500,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees under both plans for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
1999	626,360	0	126,066	0	208,375
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
Available for purchase as of December 31, 2001	399,779	98,820	81,542	0	0

Stock Compensation Plans

We apply APB Opinion No. 25 and related interpretations in accounting for our six stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms at an exercise price greater than or equal to fair market value on the date of the grant.

The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	**2001**	2000	1999
Consolidated:			
Net income (loss):			
As reported	**$(112,156)**	$(62,940)	$70,981
Pro forma	**$(177,957)**	$(95,666)	$46,382
Allocated to Genzyme General Stock:			
Basic net income (loss) per share:			
As reported	**$ 0.22**	$ 1.41	$ 1.80
Pro forma	**$ (0.04)**	$ 1.12	$ 1.59
Diluted net income (loss) per share:			
As reported	**$ 0.21**	$ 1.35	$ 1.71
Pro forma	**$ (0.04)**	$ 1.07	$ 1.52
Allocated to Biosurgery Stock:			
Basic and diluted loss per share:			
As reported	**$ (3.34)**	$ (2.40)	
Pro forma	**$ (3.58)**	$ (2.40)	
Allocated to Molecular Oncology Stock:			
Basic and diluted loss per share:			
As reported	**$ (1.82)**	$ (1.60)	$ (2.25)
Pro forma	**$ (2.11)**	$ (1.80)	$ (2.34)
Allocated to Surgical Products Stock:			
Basic and diluted loss per share:			
As reported		$ (3.67)	$ (1.38)
Pro forma		$ (3.82)	$ (1.53)
Allocated to Tissue Repair Stock:			
Basic and diluted loss per share:			
As reported		$ (0.69)	$ (1.26)
Pro forma		$ (0.76)	$ (1.40)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
1999	5.58%	45%	0%	5	$10.16
Biosurgery Stock:					
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
1999	5.58%	70%	0%	5	$ 2.16
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
1999	5.58%	42%	0%	5	$ 2.99
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21
1999	5.58%	68%	0%	5	$ 1.36

Warrants

Upon our acquisition of GelTex in December 2000, we assumed warrants to purchase GelTex common stock that we converted into warrants to purchase 102,706 shares of Genzyme General Stock for an aggregate purchase price of $1.5 million. A portion of these warrants were exercised or expired in 2001. The remaining warrants expire on March 28, 2002.

In connection with the execution of a technology license agreement in March 2000, we issued to Sentron Medical, Inc., a warrant to purchase 10,000 shares of Tissue Repair Stock at a price of $7.641 per share. Upon the formation of Genzyme Biosurgery, the warrant converted in accordance with its terms into a warrant to purchase 3,352 shares of Biosurgery Stock at a price of $22.795 per share. The warrant expires in March 2005.

When we acquired PharmaGenics, Inc. in 1997, we assumed a warrant that expired in 2001. This warrant was exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

Upon our acquisition of Novazyme in September 2001, we assumed warrants to purchase Novazyme common stock that we converted into warrants to purchase 3,909 shares of Genzyme General Stock at an exercise price of $13.13 per share, for an aggregate purchase price of $51,325. All of these warrants were exercised in 2001.

Upon our acquisition of Focal in June 2001, we assumed warrants to purchase Focal common stock that we converted into warrants to purchase 4,203 shares of Genzyme Biosurgery Stock for an aggregate purchase price of $306,055. These warrants expire at various dates through February 2006.

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc.	–	–	3,352	$22.80
Assumed from GelTex	102,706	$ 9.09 – $33.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	–
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Molecular Oncology Stock and Biosurgery Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- November 30th for Molecular Oncology Stock; and
- September 30th for Biosurgery Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of November 30th for Molecular Oncology Stock and September 30th for Biosurgery Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1998	–	1,409,992	–	716,268
Established	–	–	16,000,000	–
Dividend distribution	–	–	(14,835,161)	–
Debenture adjustment	–	278,245	–	–
Increase from interdivision cash allocation	–	–	–	1,633,399
Stock options exercised	–	–	–	(111,614)
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

In October 1999, we adjusted the number of Molecular Oncology designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into Molecular Oncology Stock into 5% debentures convertible into Genzyme General Stock. We made this adjustment based on the fair market value of Molecular Oncology Stock on October 16,

1999 in accordance with the terms of the exchange established by our board.

In June 1999, we distributed Surgical Products designated shares to holders of Genzyme General Stock upon creation of Surgical Products Stock.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note M. Research and Development Agreements

Our revenues from research and development agreements with related parties include the following:

(Amounts in thousands)	**2001**	2000	1999
Genzyme Transgenics Corporation	**$3,279**	$509	$1,156
StressGen/Genzyme LLC	**–**	–	496
	$3,279	$509	$2,012

We allocate all of our research and development agreements with unconsolidated affiliates to our operating divisions based on the business to which the research relates.

Genzyme Transgenics Corporation. Note I, "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

Dyax Corporation. Note I, "Investments," contains disclosure regarding our relationship with Dyax.

Joint Ventures. Note I., "Investments," contains disclosure regarding the following joint ventures:

- RenaGel LLC;
- BioMarin/Genzyme LLC;
- Pharming/Genzyme LLC;
- Genzyme/Pharming Alliance LLC;
- Diacrin/Genzyme LLC;
- ATIII LLC; and
- StressGen/Genzyme LLC.

Note N. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

Note O. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Domestic	**$(138,630)**	$(20,791)	$101,548
Foreign	**20,287**	13,329	16,380
Total	**$(118,343)**	$ (7,462)	$117,928
Currently payable:			
Federal	**$ 44,810**	$ 55,469	$ 41,638
State	**3,846**	2,982	2,990
Foreign	**8,123**	3,607	5,733
Total	**56,779**	$ 62,058	$ 50,361
Deferred:			
Federal	**$ (41,416)**	$ (3,322)	$ 1,041
State	**(2,770)**	(182)	(181)
Foreign	**(14,613)**	(3,076)	(4,274)
Total	**(58,799)**	(6,580)	(3,414)
(Benefit from) provision for income taxes	**$ (2,020)**	$ 55,478	$ 46,947

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	**(35.0)%**	(35.0)%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	(45.5)	0.2
State taxes, net	**0.9**	25.6	1.4
Foreign sales corporation	**(8.7)**	(105.8)	(4.4)
Nondeductible amortization	**13.2**	53.9	3.6
Benefit of tax credits	**(4.0)**	(51.9)	(3.6)
Other	**0.9**	(23.3)	6.0
Foreign rate differential	**0.9**	(13.5)	–
Utilization of operating loss carryforwards	**(1.8)**	–	–
Write-off of non-deductible goodwill	**4.4**	–	–
Charge for purchased research and development	**27.5**	939.0	1.6
Effective tax rate	**(1.7)%**	743.5%	39.8%

The components of net deferred tax assets are described in the following table:

	December 31,	
(Amounts in thousands)	**2001**	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ 34,211**	$ 35,769
Tax credits	**19,448**	13,304
Inventory	**49,817**	37,297
Reserves, accruals and other	**37,088**	19,649
Gross deferred tax asset	**140,564**	106,019
Valuation allowance	**–**	(13,592)
	140,564	92,427
Deferred tax liabilities:		
Depreciable assets	**(19,371)**	(23,297)
Realized and unrealized capital gains	**(8,640)**	(7,530)
Investments in unconsolidated subsidiaries	**–**	(4,396)
Deferred gain	**(898)**	(878)
Intangible amortization	**(214,585)**	(239,874)
Net deferred tax liability	**$(102,930)**	$(183,548)

As of December 31, 2000, we had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, we were able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

For U.S. income tax purposes, we had net operating loss carryforwards of $97.7 million in 2001 and $105.1 million in 2000. Our net operating loss carryforwards expire between 2007 and 2021. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically Section 382 of the Internal Revenue Code.

Note P. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans in millions:

	2001	2000	1999
Allocated to Genzyme General	**$5.9**	$1.5	$3.9
Allocated to Genzyme Biosurgery	**2.1**	2.6	0.9
	$8.0	$4.1	$4.8

We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

	2001	2000	1999
Allocated to Genzyme General	**$1.6**	$1.0	$1.3
Allocated to Genzyme Biosurgery	**0.5**	0.6	0.5
	$2.1	$1.6	$1.8

We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

Note Q. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have four reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder;

- Diagnostic products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule discovery and protien therapeutic capabilities.

We have provided information concerning the operations in these reportable segments in the following table:

(Amounts in thousands)	December 31, 2001	2000	1999
Revenues:			
Genzyme General:			
Therapeutics [1]	**$ 783,736**	$600,679	$488,705
Diagnostics products [3]	**76,858**	61,469	57,971
Other [4]	**118,008**	89,371	86,409
Eliminations/ Adjustments [5]	**3,324**	964	2,281
Total Genzyme General	**981,926**	752,483	635,366
Genzyme Biosurgery [6]	**235,142**	145,214	132,353
Genzyme Molecular Oncology	**6,562**	5,671	4,619
Eliminations/Adjustments	**-**	(48)	(50)
Total	**$1,223,630**	$903,320	$772,288
Depreciation and amortization expense:			
Genzyme General:			
Therapeutics [1,7]	**$ 75,884**	$ 8,913	$ 13,069
Diagnostics products [3,7]	**7,819**	4,940	1,909
Other [4]	**7,066**	7,226	6,422
Eliminations/ Adjustments [5]	**27,184**	20,127	20,835
Total Genzyme General	**117,953**	41,206	42,235
Genzyme Biosurgery [6,8]	**60,931**	11,622	9,367
Genzyme Molecular Oncology	**125**	5,572	12,057
Eliminations/ Adjustments [9]	**-**	(470)	(1,007)
Total	**$ 179,009**	$ 57,930	$ 62,652
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [1,10]	**$ (30,214)**	$ (42,801)	$ (30,094)
Diagnostic products	**-**	–	–
Other	**126**	(64)	56
Eliminations/ Adjustments [11]	**(4,277)**	(2,100)	(7,385)
Total Genzyme General	**(34,365)**	(44,965)	(37,423)
Genzyme Biosurgery	**(1,316)**	–	(3,403)
Genzyme Molecular Oncology	**-**	–	(1,870)
Total	**$ (35,681)**	$ (44,965)	$ (42,696)

(Amounts in thousands)	December 31, 2001	2000	1999
Income tax (expense) benefits:			
Genzyme General:			
Therapeutics [1]	**$ (17,522)**	$ (53,046)	$ (84,859)
Diagnostics products [3]	**1,269**	(2,056)	(2,485)
Other [4]	**(4,818)**	1,006	2,952
Eliminations/ Adjustments [5]	**(31,595)**	(38,543)	(8)
Genzyme General tax provision	**(52,666)**	(92,639)	(84,400)
Genzyme Biosurgery [6]	**-**	–	–
Genzyme Molecular Oncology	**-**	1,214	2,647
Eliminations/Adjustments	**54,686**	35,947	34,806
Total	**$ 2,020**	$ (55,478)	$ (46,947)
Net income (loss):			
Genzyme General:			
Therapeutics [1,2,12]	**$ 81,937**	$ 94,065	$133,854
Diagnostic products [3,13]	**(1,075)**	3,004	3,915
Other [14]	**8,383**	(1,790)	(4,661)
Eliminations/ Adjustments [15]	**(85,366)**	(9,323)	8,969
Net income for Genzyme General before cumulative effect of change in accounting principle	**3,879**	85,956	142,077
Cumulative effect of change in accounting principle, net of tax [16]	**4,167**	–	–
Net income for Genzyme General	**8,046**	85,956	142,077
Genzyme Biosurgery [6,17]	**(145,170)**	(162,217)	(78,077)
Genzyme Molecular Oncology	**(29,718)**	(23,096)	(28,832)
Eliminations/ Adjustments [18]	**54,686**	36,867	35,813
Total	**$(112,156)**	$ (62,490)	$ 70,981

(1) *In December, 2000 we acquired GelTex and allocated the acquistion to Genzyme General. The results of operations of GelTex are included our Therapeutics segment beginning on December 14, 2000. See Note D., "Acquisitions," above.*

(2) *In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

(3) *In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

(4) *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

(5) *Eliminations/adjustments consists primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.*

(6) *In June 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery. The results of operations of Focal are included in the results of Genzyme Biosurgery from June 30, 2001, the date of acquisition. In December 2000, we acquired Biomatrix and allocated the acquisition to Genzyme Biosurgery. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery beginning on December 19, 2000. See Note D., "Acquisitions," above.*

(7) *Includes the amortization of the intangible assets generated from the GelTex acquisition beginning December 2000 and from the acquisition of Wyntek beginning in June 2001. See Note D., "Acquisitions," above.*

(8) *Includes the amortization of the intangible assets generated from the acquisition of Biomatrix beginning in December 2000. See Note D., "Acquisitions," above.*

(9) *Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology, as compared to amounts recorded at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

(10) *In 2000 includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note D., "Acquisitions," above.*

(11) *Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.*

(12) *Therapeutics net income includes charges for IPR&D of:*
- *in 2001 – $86.8 milllion related to the acquisition of Novazyme;*
- *in 2000 – $118.0 million related to the acquisition of GelTex; and*
- *in 1999 – $5.4 million related to the acquisition of Peptimmune.*

See Note D. "Acquisitions," above.

(13) *Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note D., "Acquisitions," above.*

(14) *Other income (loss) for Genzyme General for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note C., "Disposition of Assets," above.*

(15) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*
- *gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000, and $6.7 million in 1999 recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;*
- *losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology plc and a charge of $4.5 million to write down our investment in Targeted Genetics Corporation.*
- *net gains on sales of investment in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and*
- *in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.*

(16) *On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.*

(17) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note C., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to the acquisition of Biomatrix. See Note D., "Acquisitions," above.*

(18) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,347,494**	$1,341,656	$ 338,960
Diagnostic Products [3]	**196,571**	89,236	40,266
Other [4]	**84,239**	77,153	83,088
Eliminations/ Adjustments [5]	**1,596,950**	991,008	937,269
Total Genzyme General	**3,225,254**	2,499,053	1,399,583
Genzyme Molecular Oncology	**42,419**	30,752	9,692
Genzyme Biosurgery [6]	**704,671**	811,600	390,572
Eliminations/ Adjustments [7]	**(36,599)**	(23,305)	(12,565)
Total	**$3,935,745**	$3,318,100	$1,787,282

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for Therapeutics for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets and $449.6 million of goodwill. See Note D., "Acquisitions," above.*

(3) *Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.*

(4) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(5) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(6) *Segment assets for Genzyme Biosurgery for 2001 include:*
- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note D., "Acquisitions," above.

(7) *Represents the elimination of inter-divisional balances.*

The amounts in Eliminations/Adjustments for segment assets consist of the following.

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Cash, cash equivalents, and short and long-term investments	**$ 870,662**	$339,259	$513,905
Deferred tax assets-current	**70,196**	46,836	41,195
Intangibles, net	**5,143**	30,197	33,871
Property, plant and equipment, net	**420,684**	332,423	172,165
Investment in equity securities	**88,686**	119,648	94,719
Deferred tax assets, noncurrent	**-**	–	18,631
Other	**104,980**	99,340	50,218
Total Eliminations/ Adjustments	**$1,560,351**	$967,703	$924,704

We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues:			
U.S	**$ 799,268**	$550,756	$512,304
Europe	**306,332**	248,487	184,169
Other	**118,030**	104,077	75,815
Total	**$1,223,630**	$903,320	$772,288
Long-lived assets:			
U.S	**$1,467,291**	$926,790	$732,771
Other	**112,020**	50,778	52,540
Total	**$1,579,311**	$977,568	$785,311

Our results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 51% of product revenue in 2001, 66% of product revenue in 2000 and 70% of product revenue in 1999. We sell these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 33% of Ceredase and Cerezyme enzyme revenues in 2001 and 28% in each of 2000 and 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 16% of our product revenue in 2001 and approximately 6% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

Note R. Quarterly Results (Unaudited)

(Amounts in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Net revenue	**$ 278,261**	**$ 300,641**	**$ 319,495**	**$ 325,233**
Gross profit	**184,637**	**204,680**	**226,444**	**228,838**
Net income (loss)	**3,257**	**(6,354)**	**(102,676)**	**(6,383)**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.21**	**$ 0.18**	**$ (0.37)**	**$ 0.21**
Diluted	**$ 0.20**	**$ 0.17**	**$ (0.37)**	**$ 0.20**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (0.84)**	**$ (0.91)**	**$ (0.48)**	**$ (1.11)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.39)**	**$ (0.52)**	**$ (0.45)**	**$ (0.46)**
2000				
Net revenue	$208,130	$223,913	$227,359	$ 243,918
Gross profit	145,277	157,176	150,815	160,551
Net income (loss)	31,818	49,492	34,421	(178,671)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.30	$ 0.42	$ 0.34	$ (0.34)
Diluted	$ 0.28	$ 0.39	$ 0.32	$ (0.34)
Allocated to Biosurgery Stock:				
Basic and diluted	N/A	N/A	N/A	$ (2.40)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.37)	$ (0.54)	$ (0.37)	$ (0.33)
Allocated to Surgical Products Stock:				
Basic and diluted	$ (0.68)	$ (0.70)	$ (0.93)	$ (1.36)
Allocated to Tissue Repair Stock:				
Basic and diluted	$ (0.17)	$ (0.14)	$ (0.19)	$ (0.18)

To The Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2002

Combined Selected Financial Data

These selected financial data have been derived from the audited, combined financial statements of Genzyme Molecular Oncology. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Molecular Oncology and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Molecular Oncology's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Molecular Oncology's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

A series of our common stock, Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock", is designed to reflect the value and track the performance of this division. Molecular Oncology Stock is common stock of Genzyme Corporation, not of Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of common stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

Genzyme Molecular Oncology
A Division of Genzyme Corporation
Combined Selected Financial Data (continued)

Combined Statements of Operations Data (Amounts in thousands)	For the years ended December 31, 2001	2000	1999	1998	1997
Revenues:					
Service revenue	**$ 700**	$ –	$ 1,920	$ 2,229	$ 467
Service revenue – related party	**–**	–	50	466	–
Research and development revenue – related party	**–**	–	496	2,177	315
Research and development revenue	**3,412**	584	–	3,256	–
Licensing revenue	**2,302**	4,936	2,125	11,275	–
Royalty revenue	**148**	151	28	4	–
Total revenues	**6,562**	5,671	4,619	19,407	782
Operating costs and expenses:					
Cost of service revenues	**273**	–	620	1,374	50
Cost of research and development and licensing revenues	**2,803**	826	698	4,073	287
Selling, general and administrative	**7,552**	5,851	5,529	7,155	2,118
Research and development	**26,540**	18,908	15,997	12,743	5,341
Amortization of intangibles	**–**	5,420	11,825	11,983	5,127
Purchase of in-process research and development [1]	**–**	–	–	–	7,000
Total operating costs and expenses	**37,168**	31,005	34,669	37,328	19,923
Operating loss	**(30,606)**	(25,334)	(30,050)	(17,921)	(19,141)
Other income (expenses):					
Equity in net loss of unconsolidated affiliate [2]	**–**	–	(1,870)	(1,647)	(258)
Interest income	**945**	1,211	469	782	392
Interest expense	**(57)**	(187)	(28)	(2,968)	(1,663)
Total other income (expenses)	**888**	1,024	(1,429)	(3,833)	(1,529)
Loss before income taxes	**(29,718)**	(24,310)	(31,479)	(21,754)	(20,670)
Tax benefit	**–**	1,214	2,647	2,647	1,092
Division net loss	**$(29,718)**	$(23,096)	$(28,832)	$(19,107)	$(19,578)

Combined Balance Sheet Data (Amounts in thousands)	December 31, 2001	2000	1999	1998	1997
Cash and investments	**$41,135**	$30,151	$ 3,587	$11,900	$21,229
Working capital	**28,807**	22,100	(5,889)	9,189	11,953
Total assets	**42,419**	30,752	9,692	35,952	53,801
Long-term debt and convertible debt	**–**	–	–	–	24,606
Division equity	**26,813**	19,526	(1,215)	23,364	13,466

[1] *A $7.0 million charge for the purchase of in-process research and development was incurred in connection with the acquisition of PharmaGenics, Inc. in 1997.*

[2] *StressGen/Genzyme LLC was dissolved in 1999.*

Introduction

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Molecular Oncology and Genzyme Corporation included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Molecular Oncology and Genzyme. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We prepare the combined financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should, therefore, read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies.

Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter bxgoverning dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Molecular Oncology are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Our charter requires us to manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Critical Accounting Policies

The preparation of the combined financial statements of Genzyme Molecular Oncology under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Molecular Oncology's combined financial statements:

- Policies Relating to Tracking Stocks; and
- Revenue Recognition.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets and Liabilities

Our charter sets forth which operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Molecular Oncology.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Molecular Oncology has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Molecular Oncology to Genzyme General without any compensating payments or allocations to Genzyme Molecular Oncology.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

Genzyme Molecular Oncology recognizes revenue from service sales when it has finished providing the service. Genzyme Molecular Oncology recognizes revenue from research and development contracts over the term of the applicable contract and as it incurs costs related to that contract. It recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

Genzyme Molecular Oncology receives royalties related to the manufacture, sale or use of products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, it recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Molecular Oncology recognizes revenue upon receipt of royalty statements from the licensee.

Genzyme Molecular Oncology does not recognize revenue unless collectibility is reasonably assured. It maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Molecular Oncology's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The following discussion summarizes the key factors management believes are necessary for an understanding of Genzyme Molecular Oncology's financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Service revenue	**$ 700**	$ –	$1,970	N/A	(100)%
Research and development revenue	**3,412**	584	496	484%	18%
Licensing revenue	**2,302**	4,936	2,125	(53)%	132%
Royalty revenue	**148**	151	28	(2)%	439%
Total revenues	**$6,562**	$5,671	$4,619	16%	23%

2001 As Compared to 2000

Genzyme Molecular Oncology's service revenue is comprised of amounts received under an agreement with a pharmaceutical company around an improvement to the SAGE technology. This was Genzyme Molecular Oncology's first agreement related to the improved technology, so no such revenues were recorded in 2000.

Research and development revenue in 2001 is attributable to research performed on behalf of Purdue Pharma, L.P. under the cancer antigen discovery agreement that was initiated in October 2000 and on behalf of Kirin Brewery Co., Ltd. under a collaboration agreement around the tumor endothelial marker (TEM) program that was initiated in November 2001. Research and development revenue increased in 2001 as compared to 2000 as a result of the performance of a full year of research under the Purdue agreement and the commencement of work under the Kirin agreement.

Licensing revenue in 2001 consisted primarily of technology access fees Genzyme Molecular Oncology received from Purdue and Kirin upon entry into those collaborations. Because Genzyme Molecular Oncology is amortizing these fees over the course of the associated research programs, it recognized one-third of the technology access fee it received from Purdue and approximately 6% of the fee it received from Kirin during 2001. Genzyme Molecular Oncology also recognized licensing revenue in 2001 from licenses of rights to the SAGE technology and under its diagnostic patent estate. Because Genzyme Molecular Oncology transferred its *in vitro* cancer diagnostic assets to Genzyme General in December 2001, it will not be receiving license revenue under that patent estate in the future.

Licensing revenue decreased in 2001 compared to 2000, notwithstanding the fact that Genzyme Molecular Oncology recognized a larger portion of the Purdue technology access fee, as a result of a $2.0 million milestone payment it received from Schering-Plough Ltd. in 2000.

Royalty revenue consists of royalties received under licenses to the SAGE technology and under Genzyme Molecular Oncology's diagnostic assets.

Because Genzyme Molecular Oncology transferred its *in vitro* cancer diagnostic assets to Genzyme General in December 2001, it will not be receiving royalty revenue generated by those assets in the future.

2000 As Compared to 1999

As a result of a planned shift in the focus of Genzyme Molecular Oncology's SAGE business in late 1999 from one in which it provided services for third parties to one in which it granted licenses to practice the technology, it did not record service revenues in 2000.

Research and development revenue in 2000 is attributable to research performed on behalf of Purdue, with 1999 amounts attributable to work performed on behalf of StressGen/Genzyme LLC, Genzyme Molecular Oncology's joint venture with StressGen Biotechnologies Corporation to develop stress gene therapies for cancer. This joint venture was dissolved in December 1999.

Licensing revenue in 2000 consisted primarily of a portion of the technology access fee Genzyme Molecular Oncology received from Purdue and the $2.0 million milestone payment it received from Schering-Plough. The increase in licensing revenue over 1999 is primarily attributable to that milestone payment.

Cost of Revenues

Genzyme Molecular Oncology's cost of revenues for all periods presented includes:

- costs associated with work performed under funded research and development agreements, including those with Purdue, Kirin and the StressGen joint venture;
- costs associated with the performance of services using the SAGE technology on behalf of third parties; and
- royalties payable to third parties, most notably The Johns Hopkins University for technology that Genzyme Molecular Oncology has licensed from them.

2001 As Compared to 2000

Cost of revenues increased in 2001 as compared to 2000 primarily as a result of the performance of a full year of work under the Purdue agreement as well as the initiation of the Kirin collaboration.

2000 As Compared to 1999

Cost of revenues decreased in 2000 as compared to 1999, notwithstanding the initiation of the Purdue collaboration in October 2000, primarily as a result of the dissolution of the StressGen joint venture and the change in focus of Genzyme Molecular Oncology's SAGE business.

SG&A and R&D Expenses

2001 As Compared to 2000

Genzyme Molecular Oncology's selling, general and administrative expenses increased as a result of enhanced business development efforts and increased expenses related to information technology, legal, accounting and general management services.

Genzyme Molecular Oncology's research and development expense increased as a result of:

- expansion of preclinical and clinical efforts in its antigen-specific and patient-specific cancer vaccine programs;
- enhanced support for its antigen discovery program, particularly for its strategic collaboration with Purdue; and
- increased spending in support of its antiangiogenesis program, including the initiation of its strategic collaboration with Kirin.

2000 As Compared to 1999

Genzyme Molecular Oncology's selling, general and administrative expense increased primarily as a result of increased professional service fees, combined with $0.4 million in audit and legal fees related to the registration of a public stock offering that was subsequently withdrawn.

Genzyme Molecular Oncology's research and development expense increased as a result of:

- research and development expenses directed toward its antigen discovery, immunotherapy and antiangiogenesis programs;
- the initiation of three additional clinical trials in its immunotherapy program; and
- an increase in the number of research personnel and related expenses required to support the continued development of its cancer vaccine and antiangiogenesis programs.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme Molecular Oncology:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	Phase 1/2 trials in process	2007 to 2009
Melan-A/MART-1 and gp100 antigen-specific cancer vaccines	Melanoma	Phase 1/2 trials in process	2006 to 2008

The aggregate actual and estimated research and development expense for the above programs is as follows (amounts in millions):

Costs incurred for the year ended December 31, 2000	$6.4
Costs incurred for the year ended December 31, 2001	$12.6
Cumulative costs incurred as of December 31, 2001	$28.3
Estimated costs to complete as of December 31, 2001	$125.0 to $175.0

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Amortization of Intangibles

Genzyme Molecular Oncology's amortization of intangibles is attributable to intangible assets acquired in connection with the acquisition of PharmaGenics, Inc. in June 1997. These assets were fully amortized by the end of the second quarter of 2000.

Other Income and Expenses

2001 As Compared to 2000

Genzyme Molecular Oncology's other income decreased in 2001 due to a decrease in interest income that is attributable to lower average cash balances during most of the year. Interest expense decreased in 2001 in comparison to 2000 due to the repayment, in May 2000, of $5.0 million that Genzyme Molecular Oncology borrowed under our revolving credit facility in 1999. This amount was outstanding during the first quarter of 2000.

2000 As Compared to 1999

Genzyme Molecular Oncology's other income increased in 2000 due to the absence of any expenses from the StressGen joint venture that was dissolved in December 1999 and an increase in interest income due to higher average cash balances. Interest expense increased in 2000 due to $5.0 million that was borrowed under our revolving credit facility at the end of 1999. This amount was repaid in May 2000.

Liquidity and Capital Resources

At December 31, 2001, Genzyme Molecular Oncology had cash and cash equivalents of $41.1 million, an increase of $18.9 million from cash, cash equivalents and short-term investments of $22.2 million at December 31, 2000.

In 2001, Genzyme Molecular Oncology's operating activities used $26.0 million of cash. This is primarily due to Genzyme Molecular Oncology's division net loss of $29.7 million for the year ended December 31, 2001, offset in part by the net changes in working capital.

In 2001, Genzyme Molecular Oncology's investing activities provided $7.9 million from the sales and maturities of investments.

During the year ended December 31, 2001, Genzyme Molecular Oncology received $1.0 million of allocated proceeds from the issuance of Molecular Oncology Stock attributable to the exercise of stock options and shares issued under our stock purchase program.

At December 31, 2001, Genzyme Molecular Oncology, together with our other operating divisions, has access to our $350.0 million revolving credit facility that matures in December 2003, of which $116.0 million remained available for borrowing. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;

- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

In December 2001, we reallocated certain intellectual property rights and licenses related to *in vitro* cancer diagnostics from Genzyme Molecular Oncology to Genzyme General. In exchange for the reallocation, Genzyme General paid to Genzyme Molecular Oncology $32.0 million in cash and undertook the obligation to pay Genzyme Molecular Oncology an additional $1.0 million if a specified milestone is met. As a result of this reallocation, royalty revenue under license agreements in the field of *in vitro* cancer diagnostics that previously had been allocated to Genzyme Molecular Oncology will be allocated to Genzyme General going forward. Management does not believe that the reallocation of these assets and the associated revenues will have a material impact on Genzyme Molecular Oncology's financial position or liquidity.

Genzyme Molecular Oncology has research and development obligations of approximately $1.8 million in 2002 under agreements associated with the significant research and development programs identified above.

We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available from the following sources, will be sufficient to fund its operations through the third quarter of 2004:

- committed research funding from collaborators;
- the $11.0 million remaining under the interdivisional financing arrangement with Genzyme General; and
- amounts available to Genzyme Molecular Oncology under our revolving credit facility.

Genzyme Molecular Oncology plans to spend substantial amounts of funds on, among other things:

- research and development;
- preclinical and clinical testing;
- pursuing regulatory approvals; and
- working capital.

Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

- results of research and development and clinical testing;
- achievement of milestones under existing licensing arrangements;
- ability to establish and maintain additional strategic collaborations and licensing arrangements;
- costs involved in enforcing patent claims and other intellectual property rights;
- market acceptance of novel approaches and therapies;
- development of competing products and services; and
- ability to satisfy regulatory requirements of the FDA and other government authorities.

Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Molecular Oncology will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to sell or give to third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

New Accounting Pronouncements and Market Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme Molecular Oncology could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

Genzyme Molecular Oncology may never be able to successfully develop or commercialize any of its cancer therapies. Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are at an early stage. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial additional research and development, including, in some cases, the replication of studies performed by third parties, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including: the product fails in preclinical studies; clinical trials may not support the safety or effectiveness of the product; or we fail to obtain the required regulatory approvals. We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance.

Genzyme Molecular Oncology anticipates future losses and may never become profitable. Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 2001, Genzyme Molecular Oncology had an accumulated deficit of approximately

$121.8 million. We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things: research and development; preclinical and clinical testing; and pursuing regulatory approvals. We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

Genzyme Molecular Oncology may not receive significant payments from collaborators due to unsuccessful results in existing collaborations or a failure to enter into future collaborations. Genzyme Molecular Oncology's strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Molecular Oncology, may develop technologies or products that are competitive with those that Genzyme Molecular Oncology is developing. As a result, we cannot guarantee that Genzyme Molecular Oncology will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Molecular Oncology will be able to enter into collaborations in the future.

Genzyme Molecular Oncology may be required to license technology from competitors in order to develop and commercialize some of its products and services, and it is uncertain whether these licenses will be available. Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be made available on acceptable terms or at all. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

In its cancer vaccine program, Genzyme Molecular Oncology is in the process of evaluating the therapeutic administration of peptide products and genes that encode specific tumor antigens, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene that encodes MART-1. While it has obtained rights under one of these patents, Genzyme Molecular Oncology is still in the process of evaluating the scope and validity of the other to determine whether it needs to obtain a license. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different applicants that may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether it needs to obtain licenses.

Genzyme Molecular Oncology may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights. If Genzyme Molecular Oncology or one of its strategic collaborators initiates litigation to enforce Genzyme Molecular Oncology's patent or license rights, or is required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

Adverse events in the field of gene therapy may negatively affect regulatory approval or public perception of Genzyme Molecular Oncology's gene therapy products. The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Molecular Oncology clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products.

The commercial success of any gene therapy products that Genzyme Molecular Oncology develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

- greater government regulation;
- stricter clinical trial oversight;
- tighter commercial product labeling requirements of gene therapies; and
- a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

Genzyme Molecular Oncology
A Division of Genzyme Corporation
Combined Statements of Operations

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Revenues:			
Service revenue	**$ 700**	$ –	$ 1,920
Service revenue – related party	**–**	–	50
Research and development revenue	**3,412**	584	–
Research and development revenue – related party	**–**	–	496
Licensing revenue	**2,302**	4,936	2,125
Royalty revenue	**148**	151	28
Total revenues	**6,562**	5,671	4,619
Operating costs and expenses:			
Cost of service revenues	**273**	–	620
Cost of research and development and licensing revenue	**2,803**	826	698
Selling, general and administrative	**7,552**	5,851	5,529
Research and development	**26,540**	18,908	15,997
Amortization of intangibles	**–**	5,420	11,825
Total operating costs and expenses	**37,168**	31,005	34,669
Operating loss	**(30,606)**	(25,334)	(30,050)
Other income (expenses):			
Equity in net loss of unconsolidated affiliate	**–**	–	(1,870)
Interest income	**945**	1,211	469
Interest expense	**(57)**	(187)	(28)
Total other income (expenses)	**888**	1,024	(1,429)
Loss before income taxes	**(29,718)**	(24,310)	(31,479)
Tax benefit	**–**	1,214	2,647
Division net loss	**$(29,718)**	$(23,096)	$(28,832)
Comprehensive loss, net of tax:			
Division net loss	**$(29,718)**	$(23,096)	$(28,832)
Foreign currency translation adjustments	**(1)**	–	–
Comprehensive loss	**$(29,719)**	$(23,096)	$(28,832)

The accompanying notes are an integral part of these combined financial statements.

Genzyme Molecular Oncology
A Division of Genzyme Corporation
Combined Balance Sheets

(Amounts in thousands)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$41,135**	$22,209
Short term investments	**-**	7,942
Accounts receivable, net	**463**	231
Prepaid expenses and other current assets	**702**	126
Total current assets	**42,300**	30,508
Equipment, net	**119**	244
Total assets	**$42,419**	$30,752
Liabilities and Division Equity		
Current liabilities:		
Accrued expenses	**$ 1,400**	$ 1,540
Due to Genzyme General	**7,086**	4,660
Deferred revenue – current portion	**5,007**	2,208
Total current liabilities	**13,493**	8,408
Deferred tax liability	**-**	–
Deferred revenue – long term portion	**2,113**	2,818
Total liabilities	**15,606**	11,226
Commitment and contingencies (Note I)		
Division equity	**26,813**	19,526
Total liabilities and division equity	**$42,419**	$30,752

The accompanying notes are an integral part of these combined financial statements.

Genzyme Molecular Oncology
A Division of Genzyme Corporation
Combined Statements of Cash Flows

(Amounts in thousands)	For the years ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Division net loss	$(29,718)	$(23,096)	$(28,832)
Reconciliation of division net loss to net cash used in operating activities:			
Depreciation and amortization	125	5,572	12,057
Provision for bad debts	113	–	256
Equity in net loss of unconsolidated affiliate	–	–	1,870
Gain on sale of equipment	–	–	(54)
Deferred income tax benefit	–	(1,214)	(2,647)
Other	6	(142)	20
Increase (decrease) in cash from working capital:			
Accounts receivable	(345)	(231)	5,675
Prepaid and other current assets	(576)	92	(75)
Accrued expenses, deferred revenue and other	1,954	5,665	(1,927)
Due to Genzyme General	2,426	938	(980)
Net cash used in operating activities	(26,015)	(12,416)	(14,637)
Cash Flows from Investing Activities:			
Purchases of investments	–	(30,175)	–
Sales and maturities of investments	7,942	22,383	1,022
Purchase of equipment	–	–	(43)
Sale of equipment	–	–	188
Final distribution from joint venture	–	–	881
Net cash provided by (used in) investing activities	7,942	(7,792)	2,048
Cash Flows from Financing Activities:			
Allocated proceeds from issuance of Molecular Oncology Stock	959	28,830	308
Allocated proceeds from issuance of debt	–	–	5,000
Repayments of debts	–	(5,000)	–
Net cash allocated from Genzyme General	36,040	15,000	–
Net cash provided by financing activities	36,999	38,830	5,308
Increase (decrease) in cash and cash equivalents	18,926	18,622	(7,281)
Cash and cash equivalents at beginning of period	22,209	3,587	10,868
Cash and cash equivalents at end of period	$ 41,135	$ 22,209	$ 3,587

The accompanying notes are an integral part of these combined financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Genzyme Molecular Oncology is our operating division that is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

Basis of Presentation

The combined financial statements of Genzyme Molecular Oncology for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Molecular Oncology. We also allocate a portion of our corporate operations to Genzyme Molecular Oncology using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2000 and 1999 data to conform with the 2001 presentation. We prepare the financial statements of Genzyme Molecular Oncology in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Molecular Oncology in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the financial statements of Genzyme Molecular Oncology. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Molecular Oncology. The chief mechanisms intended to cause Molecular Oncology Stock to "track" the financial performance of Genzyme Molecular Oncology are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Molecular Oncology into the determination of the amount available to pay dividends on Molecular Oncology Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock if all or substantially all of the assets allocated to Genzyme Molecular Oncology are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Molecular Oncology Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Molecular Oncology Stock is defined in our charter as the net income or loss of Genzyme Molecular Oncology determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Molecular Oncology in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among its divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Molecular Oncology Stock are based on the income or losses attributable to Genzyme Molecular Oncology, we include financial statements and management's discussion and analysis of Genzyme Molecular Oncology to aid investors in evaluating its performance.

While Molecular Oncology Stock is designed to reflect Genzyme Molecular Oncology's performance, it is common stock of Genzyme Corporation and not Genzyme Molecular Oncology; Genzyme Molecular Oncology is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Molecular Oncology Stock have no specific rights to assets allocated to Genzyme Molecular Oncology. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Molecular Oncology and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Molecular Oncology. Holders of Molecular Oncology Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Molecular Oncology Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to Genzyme Molecular Oncology and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Molecular Oncology and our other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors.

Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval. Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations. We believe that the divisional allocations are reasonable and have been consistently applied. However, a division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Revenue Recognition

We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue under any circumstances unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Net Income (Loss) Per Share

Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to our consolidated financial statements. We present earnings per share data only in our consolidated financial statements because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of and the relationships between each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivisional Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division, except in the case of certain enumerated key programs allocated to Genzyme Molecular Oncology, which may not be transferred out of Genzyme Molecular Oncology without a class vote of Molecular Oncology Stock unless such program has application outside of oncology, in which case it may be transferred out only for the non-oncology applications. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;
- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of product or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model. When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Molecular Oncology, our board of directors may elect instead to account for the reallocation as an increase in Molecular Oncology designated shares in accordance with the provisions of our charter. Molecular Oncology designated shares are authorized but unissued shares of Molecular Oncology Stock that our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds to Genzyme Molecular Oncology. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board without the approval of the holders of Molecular Oncology

Stock voting as a separate class unless the policy change does not affect Genzyme Molecular Oncology.

Other Interdivisional Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing these products and services does not recognize revenue on any of these transactions unless it provides them to unrelated third parties in the ordinary course of business. These transactions are subject to the conditions described below:

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. To perform this calculation, we determine gross fixed assets for the facility used at the beginning of each fiscal year and apply our short-term borrowing rate. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivision transactions are performed on terms and conditions obtainable in arm's length transactions with third parties.
- Our board of directors must approve interdivision transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.
- Divisions may make loans to other divisions. Any loan of $1.0 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1.0 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.
- All material interdivision transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

On December 31, 2001, Genzyme Molecular Oncology owed Genzyme General approximately $7.1 million in connection with these services. On December 31, 2000, approximately $4.7 million was owed to Genzyme General.

Tax Allocations

We file a consolidated tax return and allocate income taxes to Genzyme Molecular Oncology based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provision. As of the end of any fiscal quarter, however, if Genzyme Molecular Oncology cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

Access to Technology and Know-How

Genzyme Molecular Oncology has access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Accounts Receivable

Genzyme Molecular Oncology's trade receivables primarily represent amounts due from third party collaborators. Genzyme Molecular Oncology performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Molecular Oncology states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $0.4 million at December 31, 2001 and $0.3 million at December 31, 2000.

Note D. Equipment

(Amounts in thousands)	December 31, 2001	2000
Equipment	**$ 824**	$ 824
Furniture and fixtures	**13**	13
	837	837
Less accumulated depreciation	**(718)**	(593)
Equipment, net	**$ 119**	$ 244

Genzyme Molecular Oncology's depreciation expense was $125,000 in 2001, $152,000 in 2000 and $232,000 in 1999.

Note E. Research and Development Agreements

Kirin

In November 2001, we entered into a collaboration with Kirin Brewery Co., Ltd. of Japan to develop and commercialize fully human monoclonal antibodies to be used as therapies in the areas of antiangiogenesis and vascular targeted cancer drug delivery. Product candidates will be generated using Genzyme Molecular Oncology's portfolio of proprietary tumor endothelial markers as targets. Upon entering into the agreement, we received a $2 million up-front fee, along with committed funding to fully support a research program for two years. Because Genzyme Molecular Oncology is amortizing the up-front fee over the course of the research program, it recognized approximately 6% of the fee as licensing revenue in 2001. Genzyme Molecular Oncology will receive milestone payments from Kirin upon satisfaction of certain research milestones during the two-year research period.

Purdue Pharma

In October 2000, we entered into an arrangement with Purdue Pharma L.P. relating to the discovery and development of cancer antigens. Under this arrangement, we received approximately $12.0 million in cash, in the form of an up-front fee, research funding and an equity investment, and will receive approximately $9.0 million in committed research funding over the course of a research period expiring in 2003. The equity portion of this arrangement provided for two affiliates of Purdue Pharma to purchase an aggregate of 532,066 shares of Molecular Oncology Stock at a premium to the market price for those shares. We allocate our antigen discovery program to Genzyme Molecular Oncology.

Note F. Investments in Marketable Securities

Cash and cash equivalents for Genzyme Molecular Oncology as of December 31, 2001 include approximately $40 million of investments in money market funds with contractual maturities within one year.

Note G. Investment in StressGen/Genzyme LLC

In July 1997, together with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc., or CMDF, we established StressGen/Genzyme LLC, a joint venture to develop stress gene therapies for the treatment of cancer. Because CMDF had the right to require StressGen and Genzyme Molecular Oncology to purchase its membership interest in the joint venture, Genzyme Molecular Oncology recorded 50% of the net operating losses of the joint venture. In 1999, CMDF exercised its put right and StressGen and Genzyme Molecular Oncology were required to purchase its membership interest in the joint venture at an aggregate price of $10.0 million (Canadian). As a result, Genzyme Molecular Oncology was obligated to repurchase one-half of the CMDF's interest in the joint venture for approximately $3.9 million ($5.0 million Canadian). To record the exercise of the put option, Genzyme Molecular Oncology recorded:

- a $1.9 million increase to its liability related to the joint venture;
- a $0.9 million increase to its investment in the joint venture to reflect its 50% interest in the net assets of the joint venture; and
- a $1.0 million charge to equity in net loss of unconsolidated affiliate because, at that time, it was expected that the joint venture would be dissolved and the joint venture interest would have no value beyond the cash it held.

Genzyme Molecular Oncology dissolved StressGen/Genzyme LLC in December 1999 and in connection with the dissolution the joint venture received a cash distribution of $0.9 million, which was equal to Genzyme Molecular Oncology's investment in the joint venture at that time. Genzyme Molecular Oncology does not present summary financial information for StressGen/Genzyme LLC because the impact of its activities are not considered to be material to their operations for the year ended December 31, 1999.

Note H. Long-Term Debt Instruments

Genzyme Molecular Oncology, together with our other operating divisions, has access to our revolving credit facility. At December 31, 2001 and 2000, no amounts borrowed under this facility were allocated to Genzyme Molecular Oncology. At December 31, 2001, $234.0 million was outstanding under our $350.0 million revolving credit facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin.

Note I. Division Equity

The following table contains the components of division equity for Genzyme Molecular Oncology for the periods presented:

(Amounts in thousands)	December 31, 2001	2000	1999
Balance at beginning of period	**$ 19,526**	$ (1,215)	$ 23,364
Division net loss	**(29,718)**	(23,096)	(28,832)
Allocated proceeds from issuance of Molecular Oncology Stock under stock plans	**959**	1,833	308
Allocation of cash from Genzyme General for Molecular Oncology designated shares [1]	**4,040**	15,000	–
Allocation of cash from Genzyme General in exchange for the re-allocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**32,000**	–	–
Allocated proceeds from sale of Molecular Oncology Stock	**–**	27,001	–
Allocated stock compensation expense	**5**	3	10
Allocated value of Molecular Oncology Stock issued upon repurchase of joint venture interest	**–**	–	3,935
Allocated equity adjustments	**1**	–	–
Balance at end of period	**$ 26,813**	$ 19,526	$ (1,215)

[1] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.*

Offering of Molecular Oncology Stock

In July 2000, we sold approximately 1.6 million shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.8 million in net proceeds from the offering, which we allocated to Genzyme Molecular Oncology. The proceeds of this offering will be used primarily to fund Genzyme Molecular Oncology's research, preclinical and clinical development programs, and for its working capital and general corporate purposes.

Stock Compensation Plans

We apply APB Opinion No. 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan and the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted and shares purchased under the provisions of these plans for options granted to employees with an exercise price greater than or equal to fair market value.

The following table sets forth division net loss data for Genzyme Molecular Oncology as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards, and the compensation expense related to Molecular Oncology Stock awards would be allocated to Genzyme Molecular Oncology in accordance with our allocation policies:

(Amounts in thousands)	December 31, 2001	2000	1999
Division net loss:			
As reported	**$(29,718)**	$(23,096)	$(28,832)
Pro forma	**(34,512)**	(26,023)	(29,973)

Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123.

Interdivisional Financing Arrangement

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Asset Reallocation

In December 2001, we reallocated certain intellectual property rights and licenses related to *in vitro* cancer diagnostics from Genzyme Molecular Oncology to Genzyme General. In exchange for the reallocation, Genzyme General paid to Genzyme Molecular Oncology $32.0 million in cash and will pay an additional $1.0 million if a specified milestone is met.

Note J. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on Genzyme Molecular Oncology's results of operations, financial condition, or liquidity.

Note K. Income Taxes

There was no provision for income taxes due to Genzyme Molecular Oncology's continuing operating losses. As part of the acquisition of PharmaGenics, Genzyme Molecular Oncology recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount was amortized over three years consistent with the life of the completed technology. Genzyme Molecular Oncology recorded deferred tax benefits of $1.2 million in 2000 and $2.6 million in 1999. Amortization of this deferred tax benefit was completed in 2000.

The following summarizes Genzyme Molecular Oncology's benefit from income taxes:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Deferred:			
Federal	**$ –**	$(1,118)	$(2,438)
State	**–**	(96)	(209)
Total income tax benefit	**$ –**	$(1,214)	$(2,647)

The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	**(35.0)%**	(35.0)%	(35.0)%
State income taxes, net of federal benefit	**(1.8)**	(0.9)	(1.1)
Tax credits	**(3.2)**	(3.1)	(2.5)
Nondeductible amortization	**–**	3.2	5.4
Deductions subject to deferred tax valuation allowance	**40.0**	30.8	24.8
Effective tax rate – expense	**0.0%**	(5.0)%	(8.4)%

The components of net deferred tax assets were as follows:

	December 31,	
(Amounts in thousands)	**2001**	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ 31,108**	$ 21,162
Reserves and other	**269**	437
Tax credits	**4,411**	2,956
Gross deferred tax asset	**35,788**	24,555
Valuation allowance	**(35,788)**	(24,555)
Net deferred tax assets	**$ –**	$ –

As a result of uncertainty surrounding our ability to realize certain tax benefits that primarily relate to operating loss carryforwards, we placed valuation allowances of $35.8 million in 2001 and $24.6 million in 2000 against otherwise recognizable deferred tax assets.

Note L. Benefit Plans

Note P., "Benefit Plans," to our consolidated financial statements contains information regarding our 401(k) plan. We incorporate that information into this note by reference.

Note M. Significant Customers

Genzyme Molecular Oncology has three significant customers. The following table describes the revenue for each customer in comparison to total revenue:

(Amounts in thousands, except percentage data)	**2001**	% of Total Revenue	2000	% of Total Revenue	1999	% of Total Revenue
Customer A	**$4,692**	71%	$ 908	16%	–	–
Customer B	**$ 700**	11%	$1,280	23%	$2,800	61%
Customer C	**$ –**	–%	$2,000	35%	–	–

The portion of Genzyme Molecular Oncology's revenues related to work performed on behalf of StressGen/Genzyme LLC was $0.5 million, or 11% of total revenues in 1999. In 2001 and 2000, no revenues were earned from this joint venture due to its dissolution in December 1999.

Note N. Quarterly Results (Unaudited)

(Amounts in thousands, except percentage data)	**1st Quarter 2001**	**2nd Quarter 2001**	**3rd Quarter 2001**	**4th Quarter 2001**
Net revenue	**$ 1,412**	**$ 1,279**	**$ 1,224**	**$ 2,647**
Gross profit	**868**	**794**	**556**	**1,268**
Division net loss	**(6,274)**	**(8,331)**	**(7,494)**	**(7,619)**

(Amounts in thousands, except percentage data)	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
Net revenue	$ 2,555	$ 963	$ 635	$ 1,518
Gross profit	2,499	824	531	991
Division net loss	(5,057)	(7,915)	(5,504)	(4,620)

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Molecular Oncology (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these financial statements, Genzyme Molecular Oncology is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2002



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International Business and Country Management Team

Sandford D. Smith
President,
International Group

David Bush, Ph.D.
Senior Vice President,
Diagnostics International

Robin Larson
Vice President,
Biosurgery International

Americas

Dane Bedward
Vice President and General Manager

Argentina
Sergio Navarro Hufenbach
Country Manager

Brazil
Rogerio Vivaldi
Vice President and General Manager

Colombia and Venezuela
Jhon Cuervo
Area Manager

Canada
Paul Drohan
Senior Director, Therapeutics

Dan Brown
Director, Biosurgery

Asia/Pacific

Paul Yamada
Vice President and General Manager,
Japan and Asia/Pacific

Asia/Pacific
Dick Meijer
Vice President and General Manager

Japan
Joseph Melillo
Vice President and General Manager

Australia and New Zealand
David C. Lewis
Managing Director, Australasia

Asia
Larry Loo
Regional Manager, Therapeutics

Europe and Middle East

Belgium, the Netherlands, and Scandinavia
Philippe Van Holle
Vice President and General Manager,
Northern Europe

Central and Eastern Europe
Ute Stoelzle
Vice President and General Manager

France
Frederic Turner
Vice President and General Manager

Greece, Israel, and Turkey
Ze'ev Zelig
Vice President and General Manager

Germany and Switzerland
John A. Graham
Vice President and General Manager

Peter Kessler
General Manager,
Diagnostic Products

Olaf Bartsch, Ph.D.
Vice President,
Business Development

Charlotte Diller
Vice President, Biosurgery

Italy
Massimo Boriero, M.D.
Vice President and General Manager,
Southern Europe

Spain and Portugal
Fernando Royo, M.D.
Vice President and General Manager

United Kingdom and Ireland
Malcolm Johnson
Vice President and General Manager

Martin Cortvriend
Vice President, International Development

Middle East
Ariaan Schipper
Regional Director

International Operations Team

Belgium
Stephen Kennedy
Vice President and General Manager,
Geel

Ireland
Dominic Carolan
Vice President and General Manager,
Waterford

Switzerland
Daniel Scheidegger
Vice President, Liestal

United Kingdom
Simon Cousins, Ph.D.
Vice President, Haverhill

John Lovelady, Ph.D.
Vice President, Kent

European Executive Board

Sandford D. Smith, *co-chair*
President, International Group

Carlo Incerti, M.D., *co-chair*
Chief European Officer for Scientific Development; Senior Vice President, Biomedical and Regulatory Affairs

Massimo Boriero, M.D.
Vice President and General Manager,
Southern Europe

James A. Geraghty
Senior Vice President,
International Development

Ruediger Hauffe, M.D.
Central European Group Head

David Meeker, M.D.
Senior Vice President,
Therapeutics, Europe

Erik Tambuyzer, Ph.D.
Vice President, Corporate Affairs, Europe

Frederic Turner
Vice President and General Manager,
France

Ze'ev Zelig
Vice President and General Manager,
Israel, Greece and Turkey

Genzyme Molecular Oncology Management Team

Gail J. Maderis
President

Mark J. Enyedy
Vice President,
Business Development

Mark A. Goldberg, M.D.
Senior Vice President,
Medical Affairs

Clifford L. Hendrick
Vice President, Operations

Katherine W. Klinger, Ph.D.
Senior Vice President,
Research and Development

Bruce L. Roberts, Ph.D.
Vice President,
Cancer Immunotherapy and
Applied Genomics

Fredric J. Vinick, Ph.D.
Senior Vice President,
Drug Discovery

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics and
Pharmaceuticals

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Earl M. Collier, Jr.
Executive Vice President and
President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President,
International Development

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President of
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President,
Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President,
Protein Development

Ann Merrifield
Executive Vice President,
Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christi van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President,
Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President
Legal, Corporate Development,
Molecular Oncology, and GelTex;
Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos,
Ph.D.,
Managing General Partner, Gateway
Associates; Retired Corporate Officer,
Monsanto Company

Douglas A. Berthiaume
Chairman and
Chief Executive Officer,
Waters Corporation

Henry E. Blair
Chairman and Chief Executive
Officer, Dyax Corporation;
Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President,
Peptimmune, Inc.; and President,
Boston Medical Investors, Inc

Charles L. Cooney, Ph.D.
Professor of Chemical and
Biochemical Engineering,
Massachusetts Institute of Technology

Dr. Victor J. Dzau
Chairman, Department of Medicine,
Physician in Chief and
Director of Research
Brigham and Women's Hospital

Connie Mack III
Former U.S. Senator

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Genzyme Biosurgery Stock and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our three divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols GENZ, GZBX and GZMO.

On June 28, 1999, we distributed to the holders of record of Genzyme General Stock as of June 14, 1999, 0.17901 of a share of Surgical Products Stock for each share of Genzyme General Stock held. Surgical Products Stock began trading on June 28, 1999.

In connection with the creation of Biosurgery Stock, on December 19, 2000, we exchanged 0.606 of a share of Biosurgery Stock for each share of Surgical Products Stock and 0.3352 of a share of Biosurgery Stock for each share of Tissue Repair Stock. The last day of trading for Surgical Products Stock and Tissue Repair Stock was December 18, 2000. Biosurgery Stock began trading on December 19, 2000.

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001 one new share of Genzyme General Stock for each share of Genzyme General Stock held. All Genzyme General share and per share amounts below have been restated to reflect this split.

As of March 1, 2002, there were 2,492 stockholders of record of Genzyme General Stock, 6,977 stockholders of record of Biosurgery Stock and 2,311 stockholders of record of Molecular Oncology Stock.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2000		2001	
	high	low	high	low
Genzyme General Stock				
First quarter	31.75	19.84	47.75	34.34
Second quarter	30.38	20.19	64.00	42.49
Third quarter	38.25	28.44	59.89	39.61
Fourth quarter	51.88	30.81	61.64	43.37
Genzyme Biosurgery Stock				
First quarter	na	na	9.13	5.43
Second quarter	na	na	8.40	3.95
Third quarter	na	na	8.30	3.49
Fourth quarter	11.75	7.69	6.62	3.84
Genzyme Molecular Oncology Stock				
First quarter	40.00	5.34	12.19	6.63
Second quarter	19.50	8.88	16.00	6.99
Third quarter	16.27	6.75	13.45	6.88
Fourth quarter	17.13	8.63	10.15	7.05

No cash dividends have been paid to date on any series of common stock and we do not anticipate paying cash dividends in the foreseeable future.

Shareholder Information

Corporate Headquarters
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Legal Counsel
Palmer & Dodge LLP
Boston, Massachusetts

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 30, 2002 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the internet on our corporate website at http://www.genzyme.com in the Investors area.

For More Information

Genzyme's Investor Information Line
1-800-905-4369 (United States)
1-703-797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet
http://www.genzyme.com


genzyme
MOLECULAR ONCOLOGY

GENZYME MOLECULAR ONCOLOGY
15 PLEASANT STREET CONNECTOR
FRAMINGHAM, MA 01701-9322
(508) 872-8400
http://www.genzymemolecularoncology.com

2001

Genzyme Biosurgery Annual Report

Bringing Biotechnology to Surgery



Pioneering Implantable Therapeutics through

- Innovative Products and a Rich Pipeline
- World-Class Technology Platforms
- Solid Business Performance

In 2001, **Genzyme Corporation** marked its 20th anniversary. We firmly believe that our growth and successes are the product of a clear set of values that were intrinsic to our early vision and that have evolved to sustain us over two decades. We expect that these fundamental values will continue to guide us into the future.

Around the world, Genzyme's 5,200 employees are united by our common and constant commitment to patients. As individuals and as a company, we turn our talents and efforts to making a major positive impact on the lives of patients with difficult diseases. This commitment gives us a sense of urgency that propels us to develop and deliver therapies and diagnostics, to insist on excellence, and to act with integrity and openness. It also underlies our entrepreneurial culture and global organization, encouraging us to come together in diverse and productive teams. Above all, it inspires each one of us with the knowledge that every day, in any circumstance, each individual can make an important, beneficial difference.

G e n z y m e   C o r p o r a t i o n

Genzyme Biosurgery



Genzyme General



Genzyme Molecular Oncology



Genzyme Biosurgery, one of the three divisions of Genzyme Corporation, develops and commercializes implantable biotechnology products. We are focused on three medical areas – orthopaedic disease and injury, serious heart disease, and improving the outcomes of surgery. Within these areas, our portfolio includes a range of marketed biotherapeutics, biomaterials, and medical devices, with many more in the pipeline.

Cover: Todd Rosengart, M.D., of Evanston Northwestern Healthcare is the principal investigator for our gene therapy clinical trial to promote angiogenesis after heart bypass surgery. Tom Minas, M.D. (above, left), of Brigham and Women's Hospital in Boston is a leader in using cell therapy to treat damaged knee cartilage.

CONTENTS

2001 Progress

On Every Front

Defined a new business space

Genzyme Biosurgery has emerged from its first year as a leader in bringing biotechnology to surgery. In December 2000 we acquired Biomatrix Inc. and combined it with Genzyme Surgical Products and Genzyme Tissue Repair to form the division. With leading therapeutic biomaterials products on the market and a robust pipeline, we have pioneered the direction for biosurgery. This next evolution in surgery is directed at biologically based approaches designed to deliver benefits directly at the site of the disease, injury, or surgical opening.

Aligned operations and focused on growth

During our first year, we integrated the three former businesses into one focused division and made measurable progress on every front. We concentrated our efforts on high-growth, high-margin products; formed strategic distributor relationships; took steps to extend successful product lines; and made a key acquisition. We also streamlined our operations for greater efficiency and cost reduction. These efforts have led to rising revenues, increasing gross margins, and decreasing expenses. We expect to see this progress continue throughout 2002 as we drive toward operating profitability.

Invested in R&D

We have demonstrated leadership in biomaterials. Now, with strategic investments in research and development, we are also at the forefront of cell therapy and gene therapy development, particularly in the cardiothoracic area, and are forging relationships with thought leaders in the research and clinical community.



Revenue*
($ in millions)
$65
$60
$55
$50
$45
Q1
Q2
Q3
Q4
Gross Margin*
(% of revenues)
55%
50%
45%
40%
35%
Q1
Q2
Q3
Q4
Operating Expenses
($ in millions)
$43
$41
$39
$37
$35
Q1
Q2
Q3
Q4

* *Quarterly results reflect seasonality of Synvisc, which has strongest sales in the second and third quarters.*

To Our Shareholders:





Just over one year ago, Genzyme Biosurgery was formed to bring important new approaches and therapeutic products to surgeons and their patients – quite literally, to bring biotechnology to surgical practice. Biosurgical products are now in the marketplace, and they are proving themselves both medically and commercially. Our own marketed products are among the most novel and successful because they – and the new products that will emerge from our pipeline over time – are designed to provide superior and often breakthrough therapeutic options for treating disease and injury at the local site in the body and improving health through surgical procedures.

This approach is ambitious, and it is consistent with our position as a division of Genzyme Corporation. A leader in the biotechnology industry, Genzyme has developed and commercialized pioneering therapeutic products based on its commitment to meeting major unmet medical needs. This commitment fosters innovation, and it demands persistence. Genzyme Biosurgery is living these values as we bring biotechnology, in the form of implantable therapeutics, directly to the site of disease or injury in the body. We are passionate about this mission because we see important therapeutic opportunities that can be realized only by this new class of biosurgery products.

Risk-balanced strategy

At our inception, we established an aggressive set of goals for our first year of operations. We met these goals. We made solid operational and financial progress through the year while continuing to advance our pipeline of innovative products. We have been careful to manage risk in our product portfolio and pipeline by balancing proven and novel technologies and by investing in a balanced mix of near-, intermediate-, and long-term products. Further, we have concentrated our efforts on three promising medical areas – joint disease and injury, serious heart disease, and the adverse consequences of surgery – and we are taking several approaches within these specialties.

Surgical biomaterials have been a foundation of both Genzyme Corporation and the former Biomatrix for two decades, and we have a successful group of marketed biomaterials products led by Synvisc and Seprafilm. Our near-term development strategy involves extending our current lines and developing new and improved products. We successfully broke ground in the field of cell therapy by developing and commercializing Carticel and Epicel, the first marketed cell-based therapies. Now we are engaged in a long-term effort to apply this singular competency to serious heart disease. And we are moderating the uncertainties of commercializing gene therapies by using Genzyme's demonstrated expertise in this area and by focusing that expertise on several complementary approaches to serious heart disease.

Focus on growth potential

Consistent with our strategy, we continue to focus ever more closely on products that have higher margins and exhibit excellent growth potential. Recognizing that Synvisc is still in an early adoption phase, we are working with Wyeth, our marketing partner in the United States and much of Europe, to realize this product's high potential. Concurrently, we are expending research and clinical efforts to extend Synvisc's utility through both new indications and next-generation approaches. The story is similar with our growing family of anti-adhesion Sepra products, where we are actively exploring both next-generation and new indication avenues, as well as opening new markets, including Japan.

To buttress our leading position in surgical biomaterials and our developments in cardiothoracic disease, in 2001 we acquired Focal, Inc., gaining worldwide rights to the company's products and technology. Focal's lead product is the first synthetic surgical sealant to be approved by the U.S. Food and Drug Administration for air leaks following lung surgery. Going forward, we intend to develop the underlying Focal technology to expand our portfolio of products for heart disease, drug delivery, and other medical uses.

Streamlining for profitability

Genzyme Biosurgery has taken decisive steps to tighten its strategic focus and streamline its operations. We sold our Snowden-Pencer unit, whose surgical device product lines were beyond the scope of our strategic focus. We also concentrated all Synvisc production at our Ridgefield, New Jersey, plant, resulting in the closure and sale of a manufacturing facility in Canada. As a result of our streamlining process, in 2001 we succeeded in driving down operating costs while also increasing gross margins and revenues. We enter 2002 well positioned to move toward operating profitability.

Future directions

In the emerging field of biosurgery, we intend to leverage our unique position to develop new products for treating orthopaedic and cardiothoracic conditions and the consequences of surgery. As we pursue innovative biotherapeutics, we are confident that Genzyme's scientific depth and sophistication will pave the way, and that our manufacturing, clinical, and regulatory infrastructure will facilitate the drive toward commercialization.

To achieve these major advances, we expect to partner with leading researchers and clinicians. We will also continue to advance our pipeline and make well-considered acquisitions to move us forward in our three areas. Throughout this process, we will rely on our employees, partners, and shareholders to continue to help us create more value in our young enterprise. We thank you for your efforts and support as we look enthusiastically to a future of bringing major novel therapeutics to surgeons and their patients.

Sincerely,

Earl M. Collier, Jr.
President,
Genzyme Biosurgery
March 25, 2002

Henri A. Termeer
Chairman, President, and Chief Executive Officer,
Genzyme Corporation

Focus On

Implantable Therapeutics

Genzyme Biosurgery is at the forefront of the new, hybrid field of biosurgery. Biosurgery focuses on implantable therapeutics – biotechnology products that are delivered directly to the affected area to repair tissue, relieve pain, or improve surgical procedures and outcomes.

The combined expertise of the three entities that formed Genzyme Biosurgery, as well as our position as a division of Genzyme Corporation, makes us a leader in the field of biosurgery. We are utilizing our first-rate scientific and manufacturing capabilities to develop novel products that address orthopaedic disease and injury, heart disease, and the consequences of surgery. Our track record testifies to our abilities. We have multiple marketed products, including a leading treatment for pain of osteoarthritis of the knee, several anti-adhesion products, and the first cell therapies ever brought to market. We are advancing our rich pipeline, which combines multiple technologies to deliver treatments in targeted areas where patients' needs are great.

Building on World-Class Technology Platforms

Gene therapy



Drawing on Genzyme's long experience in gene therapy and the expertise of 75 scientists specializing in this area, we are developing approaches to grow new blood vessels – a process known as angiogenesis – in patients with coronary artery disease and peripheral arterial disease.

Cell therapy



We pioneered this field by bringing the first two cell therapies to market and developing extensive manufacturing facilities and clinical and regulatory infrastructure. Our 50 cell therapy scientists are now working on biotherapeutics to repair tissue in the heart and a next-generation cartilage repair product.

Surgical biomaterials



Our more than 50 biomaterials scientists and engineers are building on our successful marketed products with new and next-generation biomaterials for preventing adhesions following surgery across numerous specialties. We are also developing the area of surgical drug delivery – the implantation of biomaterials during surgery for targeted, time-released drug delivery.

Connecting with Thought Leaders

Our scientific strengths and demonstrated ability to bring innovative biosurgical products to market make us an attractive partner to leading researchers and clinicians. For example, our gene therapy trials are being conducted at top-tier heart centers throughout the United States and will soon expand to Europe. In the cell therapy arena, leading orthopaedic surgeons are managing our Carticel® (autologous cultured chondrocytes) registry, and we have initiated an alliance with the American Orthopaedic Society of Sports Medicine.

We recently formed a partnership with the Society of Thoracic Surgeons (STS), the world's largest organization of cardiothoracic surgeons, to create the General Thoracic Surgery Database. Surgeons are using the database to analyze and compare their individual outcomes to a nationwide set of clinical results. This novel initiative provides important clinical data on the benefits of FocalSeal®-L to Genzyme as well as to the surgeons.

Cell Therapy for the Heart

Philippe Menasche, M.D., Ph.D., of Hôpital Bichat in Paris, is among the world's foremost authorities on the use of cell therapy to repair damaged heart tissue, having treated more heart patients with cell therapy than any other clinician. Shown here in discussion at the annual Cardiothoracic Techniques and Technologies conference in January 2002, Dr. Menasche makes the point that cell therapy is now feasible, but that bringing it to commercialization requires discipline and scrupulous reliance on clinical data. "In addition to experience with the science, Genzyme has the clinical and regulatory infrastructure to develop and monitor rigorous clinical trials," he says, "and they have worked out important business issues involving production and distribution."



Targeting Three Medical Areas

Heart disease

We are developing multiple treatments for three of the most serious and widely prevalent categories of heart disease – ischemia, or blood vessel blockage; congestive heart failure; and arrhythmia, or irregular heartbeat, following heart attack.

Joint disease

Our viscosupplementation product for relieving the pain of osteoarthritis of the knee leads the market, and we are extending its application to the hip and other joints while also offering a unique cell-based treatment for damaged knee cartilage.

Surgical outcomes

Our strong intellectual property position and manufacturing capabilities in surgical biomaterials provide a springboard for adding to our array of products that help improve outcomes across numerous surgical disciplines.

Innovative Products
for Orthopaedic Disease and Injury



Synvisc

Synvisc patient Rob Ennis is also a Genzyme Biosurgery employee who enjoys playing basketball and fishing. Synvisc has enabled him to resume his active, athletic lifestyle.


USMC

Carticel

Unable to walk after severely injuring his knee while playing football for the U.S. Naval Academy, Kevin Harbison was treated with Carticel in 1997. Following rehabilitation, Kevin was able to meet the rigorous demands of the U.S. Marine Corps, where he is now a captain on active duty.



Synvisc for the hip

In 2002, we anticipate European marketing approval for Synvisc for the hip and expect to begin a pivotal clinical trial for this indication in the United States.

Genzyme Biosurgery bolstered its leadership in the orthopaedic market in 2001 with two marketed products that serve the osteoarthritis and sports medicine segments. These products have great untapped growth potential to help people who would otherwise be forced to limit their activities severely due to the pain of osteoarthritis or damaged cartilage.

Growth with Synvisc

Synvisc® (Hylan G-F 20), our lead product, performed extremely well in 2001, with revenue growth of more than 25 percent over the prior year, totaling $250 million in end user sales. We expect this product to continue its strong performance in 2002. Synvisc is a hyaluronan-based biomaterial with similar properties to the fluid that lubricates and cushions healthy joints. In a process known as viscosupplementation, it is injected into the knee to relieve pain in osteoarthritis patients.

Viscosupplementation has been endorsed by the American College of Rheumatology as a standard treatment for the pain associated with osteoarthritis of the knee, and published data support our belief that Synvisc provides more pain relief for a longer duration than competitive products. In addition to Synvisc's well-documented clinical

Don Woodhouse, vice president of operations, directs manufacturing at Genzyme Biosurgery's state-of-the-art biomaterials plant in Ridgefield, New Jersey.



The hyaluronan in Synvisc is extracted from chicken combs in one of the six hylatrons operating at the Ridgefield plant.



benefits, the current level of growth results from successful sales relationships and strategies. In the United States and seven European countries, we have a committed sales partner in Wyeth, which is making significant investments in its 95-person dedicated U.S. sales force and in expanding marketing initiatives, including direct-to-consumer advertising.

Synvisc also has immense potential for future growth. While it is by far the viscosupplementation market leader in the United States, Synvisc is still in the early stage of adoption, used to treat only four percent of the nation's six million patients who visit a doctor with osteoarthritis of the knee. It also has excellent prospects worldwide – Synvisc is currently sold in 60 countries, with applications pending in numerous others. We are further expanding the potential of Synvisc for the future by developing next-generation approaches and pursuing its use in other joints, including the hip, shoulder, and ankle. We expect to receive approval in 2002 to market Synvisc in Europe for osteoarthritis of the hip, and we are planning to initiate a pivotal clinical trial for this indication in the United States.

Leadership in cell therapy

Carticel is our unique cell-based therapy for repairing injuries to articular knee cartilage that have not responded adequately to prior surgical treatment. Since 1995, Carticel has enabled thousands of patients to return to active, pain-free lifestyles without resorting to total knee replacement or settling for temporary solutions.

Carticel is created from a raisin-sized biopsy of the patient's healthy cartilage, from which cells are extracted and expanded in culture in our cell-manufacturing facility for re-implantation by the surgeon. Orthopaedic surgeons recently reported that 79 percent of patients treated with Carticel continued to experience improvement in pain and mobility measures five years after surgery. We are actively marketing Carticel in the United States and making it available in Europe while also developing our strategy for approval in Japan.

Worldwide Leader in Surgical Biomaterials



Seprafilm

One of our two major growth drivers, this leading anti-adhesion product is sold in all three of the world's major medical markets, with particularly strong growth in Japan.



Epicel

The first autologous cell therapy ever commercialized, Epicel is used to treat patients who have suffered severe burns. It is a foundation of our current work in cell therapy for the heart.



Sepragel Sinus and Seprapack

Launched in 2001, these complementary products prevent adhesions and control bleeding after sinus surgery and provided our entry into the ear, nose, and throat specialty.

Genzyme Biosurgery is a world leader in the development and commercialization of surgical biomaterials – advanced products that prevent or reduce adhesions and other adverse consequences of surgery. Biomaterials products can also treat disease and injury. Our considerable assets include a strong intellectual property position, successful marketed products and a robust pipeline, the world's leading biomaterials development laboratory, and first-class manufacturing expertise and capacity.

These assets underlie some of the world's most important surgical biomaterials. Our leadership in hyaluronan (HA) supports our broad portfolio. HA is a naturally occurring biopolymer that has many medical applications – including our Synvisc treatment for the pain of osteoarthritis of the knee as well as our Sepra® family of products – and it is especially versatile because it can be formulated into fluids, foams, gels, and solids. In addition, the synthetic bioresorbable hydrogels acquired with Focal and used in FocalSeal-L increase our product development options, especially in the field of surgical drug delivery.

Expanding the Sepra family

We are actively extending our Sepra line of anti-adhesion products, drawing on the complementary HA approaches of the former Genzyme Surgical Products and Biomatrix. Sepra family revenue grew more than 50 percent in 2001, and we expect healthy growth and increasing gross margins in 2002. Japan has been a particularly fast-growing market, and in 2001 we received Japanese marketing approval and reimbursement authorization for the use of Seprafilm™, a bioresorbable membrane, in patients with colorectal cancer.

The next-generation version of the product, Seprafilm II, is on the market in Europe and in a clinical trial in the United States. Sepramesh™ Biosurgical Composite, a hernia repair composite with an HA-based bioresorbable layer, was introduced in 2000.

The newest additions to the Sepra family are Sepragel® Sinus and Seprapack™, complementary bioresorbable products that prevent adhesions and control bleeding after sinus surgery. In 2001, we launched a five-year exclusive distribution partnership with Gyrus ENT LLC to reach the approximately 600,000 patients who could be helped by one or both of these products each year in the United States alone. Gyrus will also market our sinus products in Europe after their launch, planned for the second half of 2002.

Hyaluronan-based products are also valuable in plastic surgery and ophthalmology. To leverage the plastic surgery potential of HA in the United States, we have partnered with Inamed Corporation, a global leader in plastic and reconstructive surgery products. Inamed currently distributes Hylaform®, our HA-based dermal filler to treat wrinkles and scars, outside the United States. Under the new agreement, Inamed will fund clinical trials to bring this collagen-free treatment to market in the United States.

Cell therapy for severe burns

Genzyme Biosurgery markets Epicel® Skin Graft (cultured epidermal autografts), an autologous cell therapy that is the only permanent skin replacement for some 100 severe burn victims per year in the United States, Europe, and Israel. Epicel served as an important proof-of-concept for Carticel and other tissue repair therapies and led to our developmental work in cell therapy for cardiac applications. The scientific, manufacturing, and commercial enterprise built around Epicel and Carticel will provide a strong foundation for our future growth in the field of cell therapy.

Knowledgeable and Experienced Sales Force

Our point-of-call sales expertise is a key competitive advantage for Genzyme Biosurgery. Our representatives have years of experience working closely with the most sophisticated cardiothoracic, orthopaedic, colorectal, and general surgeons and enjoy a close relationship with thought leaders and major medical centers.



Advancing Biotherapeutics
for the Cardiothoracic Market



FocalSeal-L

This synthetic polymer sealant is the first FDA-approved treatment for preventing air leaks following lung surgery. This technology also holds promise for drug delivery.



Gene therapy

We have two phase 1 clinical trials of the HIF-1 alpha gene therapy in progress – one with peripheral arterial disease patients and the other with advanced coronary disease patients in conjunction with bypass surgery.



Cell therapy

We plan to begin a multicenter trial in late 2002 of a cell therapy treatment to restore function to damaged heart tissue and help prevent heart failure.

Genzyme Biosurgery is exerting leadership in the discovery, development, and commercialization of biotherapeutics to treat serious heart disease. We are advancing new technological approaches while building on a base of experience provided not only by excellent science, but also by supplying the market with state-of-the-art surgical devices.

We are applying our skills in biomaterials to this area. FocalSeal-L, used to prevent the air leaks that constitute the most common complication following lung surgery, is the first synthetic surgical sealant approved by the U.S. Food and Drug Administration for this condition. It achieved wide acceptance during 2001, its first full year on the market.

Well-established devices

Genzyme Biosurgery also markets a stable of successful, high-quality devices for cardiothoracic surgery. The Immobilizer™ is a system designed to allow surgery on the beating heart, a technique that provides several key advantages over traditional bypass surgery. NextStitch™, launched in late 2000, is a novel suturing device for heart valve replacement surgery that improves both speed and accuracy. SaphLITE® provides a small-incision vein harvesting technique for coronary bypass surgeries, reducing patient complications. Pleur-Evac® is a widely used device that drains the thoracic cavity of blood and air following heart or lung surgery.

In addition to providing significant revenues, these devices and our respected sales force have enabled us over the last decade to develop solid relationships with leading surgeons and gain insight into the cardiothoracic marketplace.

Progress in gene and cell therapy

Our pipeline contains highly promising gene and cell therapy approaches to heart disease in research, preclinical, and clinical stages. Some of the most exciting developments combine these technologies with each other or with surgical biomaterials to treat serious conditions.

Most advanced is our gene therapy work directed at ischemia – inadequate circulation due to blood vessel constriction or blockage – including both coronary artery disease (CAD) and peripheral arterial disease (PAD). Together, these two conditions affect 17 million people in the United States and are a leading cause of death. We are currently in the clinic with two phase 1 trials to investigate the effect of HIF-1 alpha (hypoxia inducible factor-1), a proprietary gene therapy product, in stimulating angiogenesis, or new blood vessel growth, relating to these conditions. In preclinical studies, HIF-1 alpha has been shown to activate several growth factors associated with blood vessel formation.

We are developing novel treatments for the most serious and widespread categories of heart disease. A leading cause of death, cardiovascular disease affects more than 61 million people in the United States alone. Of these, more than 12 million Americans have coronary heart disease and nearly 5 million people suffer from congestive heart failure.



Source: American Heart Association

We have finished enrolling our phase 1 trial of HIF-1 alpha in PAD patients in the United States and plan to complete the study later this year. Expected to wind up in 2003 is a U.S. phase 1 trial of HIF-1 alpha injected as an adjunct to bypass surgery in patients with CAD. We received regulatory approval to begin a European trial of this therapy in CAD patients at centers in Germany and the United Kingdom.

Our work on a cell therapy approach to repair damaged heart tissue following a heart attack is now progressing to the clinic. By culturing a patient's own cells, obtained from a biopsy of leg skeletal muscle, it may be possible to restore function to damaged tissue and halt possible progression to heart failure. We filed an Investigational New Drug application with the FDA in early 2002 and expect to launch a multicenter phase 1 trial in the second half of the year. We plan to include sites in Europe and Canada as well as in the United States.

Robust Portfolio of
Products in Development

Our pipeline is rich in promising new and next-generation products in three disease areas, and we anticipate bringing several to the market beginning in 2003.

Cardiothoracic disease

In addition to the progress in clinical trials for ischemic disease, several cardiothoracic programs are in earlier-stage preclinical studies. BARKct, a proprietary gene therapy, has demonstrated the ability to prevent congestive heart failure and to reverse prior damage to heart tissue in preclinical studies conducted by our research partners at Duke University. We are targeting atrial fibrillation with two approaches, both of which use the Focal technology. One approach uses this platform to deliver gene therapy to heart patients, while the other applies the technology to deliver existing anti-arrhythmic drugs during heart surgery.

Orthopaedic disease and injury

In orthopaedics, we are aggressively advancing Synvisc for treating osteoarthritis of the hip and other joints. We will soon file for marketing approval of the hip indication in Europe, and we are preparing to launch a pivotal clinical trial of this use in the United States. We are also making progress in developing improvements to Synvisc and next generations of this key product. Two other orthopaedic products in preclinical studies also rely on biomaterials – Sepragel® Ortho for adhesion prevention following surgery, and our postoperative pain management program. Additionally, we are conducting studies of a small molecule therapy, which may be combined with our surgical drug delivery technology, to prevent cartilage degradation in osteoarthritis patients. We are also in preclinical studies of a next generation of Carticel, which would require only minimally invasive or arthroscopic surgery.



Erika

Biomaterials scientist Erika Johnston uses a plasma reactor in our industry-leading biomaterials lab in Cambridge, MA. Erika is one of the more than 50 biomaterials scientists and engineers working on new products at Genzyme Biosurgery.

Surgical biomaterials

There has been much recent progress in biomaterials development. We are initiating a clinical trial of next-generation Seprafilm in the United States and completing preclinical work on the use of Sepragel in gynecological surgery in anticipation of launching a clinical trial this year. We are also designing a pivotal safety and efficacy trial for a spinal application of Sepragel.

Genzyme Biosurgery is a leading producer of high-quality medical-grade hyaluronan, both for use in our own products and for sale as an

Genzyme Biosurgery Product Pipeline

			Clinical Trials		
Cardiothoracic	*Research*	*Preclinical*	*Phase 1*	*Phase 2*	*Phase 3*
Gene therapy – peripheral vascular disease			☐		
Gene therapy – heart bypass surgery			☐		
Cell therapy – ventricular restoration		☐			
Drug delivery – atrial fibrillation		☐			
Gene therapy – congestive heart failure		☐			
Gene therapy – restenosis	☐				
Bio-Orthopaedic					
Synvisc for hip – Europe					☐
Synvisc II for other joints – U.S. market		☐			
Carticel II		☐			
Small molecule for osteoarthritis		☐			
Sepragel Ortho – adhesion prevention for arthroscopic joint repair	☐				
Drug delivery – postoperative pain	☐				
Biosurgical Specialties					
Hylaform – U.S. Market					☐
Seprafilm II					☐
Sepragel Spine				☐	
Sepragel - for abdominal and pelvic		☐			
Sepramesh II		☐			
Drug delivery – postoperative pain	☐				

intermediate for commercial products. We have also developed a number of HA-based technologies that are available to partners for applications in ophthalmology, surface modification, drug delivery, dermatology, and tissue bulking. We have two methods of producing HA, each with its own at-scale manufacturing facilities. One method, the basis of Synvisc, is an extraction process from a natural source, while the other, used to produce Sepra products, employs a bacterial fermentation process.

CORPORATE OVERVIEW

Genzyme Corporation, with three publicly traded series of common stock, each targeting a specific area of expertise, combines the strengths of one of the world's largest biotechnology companies with the entrepreneurial spirit and dedication of three intensely directed, flexible, and independently managed businesses.

Three Focused Divisions

Genzyme General



GENZ (Nasdaq)

Develops therapeutics for genetic and serious debilitating diseases, including lysosomal storage disorders, and provides advanced genetic testing services and diagnostic products. An extensive international infrastructure and a successful track record working with physicians and patients.

Genzyme Biosurgery



GZBX (Nasdaq)

Serves the emerging market for sophisticated biotechnology products used to improve or replace surgery. A strong portfolio of orthopaedic products and surgical biomaterials, and active development programs in biotherapeutics and biomaterials for cardiothoracic, orthopaedic, and broader surgical applications.

Genzyme Molecular Oncology



GZMO (Nasdaq)

Combines powerful proprietary functional genomics and antigen-discovery technology platforms with Genzyme's biotechnology capabilities to create a deep and promising pipeline of novel oncology product candidates centering on therapeutic cancer vaccines and angiogenesis inhibitors.

Based on values

A pioneer in the biotechnology industry, Genzyme Corporation has introduced many innovations, both in its products and in its business structure. We were the first company in the industry to create tracking stocks for its divisions, enabling each business to concentrate its efforts on distinct markets and to move more quickly to make new therapies available. This practice brings Genzyme's entrepreneurial, patient-focused values to the forefront, and gives investors the option of targeting their resources to their particular areas of interest.

A strong worldwide infrastructure

For more than 20 years, Genzyme Corporation has developed a solid infrastructure for research and development, clinical and regulatory affairs, and manufacturing, sales, marketing, and distribution. Our products are distributed around the world, and we have a local presence in 40 locations. These resources are available to support each division.

A new corporation-wide initiative is our Five Star Safety Program, whose goal is to create a safer work environment while maintaining compliance with governmental regulations in the various jurisdictions where we operate. We have completed the initial audit process, and we are now engaged in enhancing standards and creating follow-up training and support that have the flexibility necessary for our various geographical locations, functions, and technologies.

A collaborative environment

Genzyme's collaborative environment has sparked development efforts across and among divisions. One of the best examples is gene therapy, a core technology across all divisions that is supported by corporate science efforts. We have applied this technology to both chronic and acute diseases, and we have extensive, first-hand knowledge of both gene therapy clinical trials and the regulation of genetic tests. Currently, gene therapy programs are active in all our divisions.

There are also many examples of cross-divisional synergies. Genzyme Biosurgery has pioneered the field of cell therapy by developing and commercializing the first two marketed cell therapy products – Epicel® (cultured epidermal autografts) to provide severe burn victims with skin grafts grown from their own cells, and Carticel® (autologous cultured chrondrocytes) to repair damaged knees by growing healthy cartilage from a patient's own cells. This division's experience in manufacturing Epicel and Carticel is now helping Genzyme Molecular Oncology produce the patient-specific, cell-based vaccines for its clinical trials. As a result, we have been able to enroll significantly more patients in these trials.

Genzyme General has successfully employed Genzyme Molecular Oncology's SAGE™ gene expression platform to identify two protein therapy candidates for renal disease, now in proof-of-concept studies. Another related protein is also being evaluated in relation to a genetic disease.

Perhaps the most recent case of interdivisional synergy is the 2001 transfer agreement concerning cancer diagnostics between Genzyme Molecular Oncology and the Genzyme Genetics business unit of Genzyme General. In obtaining the rights to these important assets, Genzyme Genetics is adding to its potential pipeline as it continues to expand its position in the fast-growing cancer testing market. By monetizing these assets, Genzyme Molecular Oncology gained significant funding for its strategic therapeutic programs in cancer vaccines and antiangiogenesis.

GENZYME CORPORATION FINANCIAL HIGHLIGHTS


Revenue
($ in millions)
$1,000
$800
$600
$400
$200
$0
97 98 99 2000 2001
1999 and 2000 include Renagel revenue


Operating Profit
($ in millions)
$200
$175
$150
$125
$100
$75
$50
$25
$0
97 98 99 2000 2001
Excluding write down of in-process R&D


Stockholders' Equity
($ in millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
97 98 99 2000 2001

A Milestone Year for Genzyme Corporation

Genzyme's values-based approach continues to prove itself in the marketplace. In 2001, our corporate revenues topped the $1 billion mark for the first time, jumping 36 percent over 2000 to a total of $1.22 billion. All of our major product lines helped drive this revenue growth. Renagel® (sevelamer hydrochloride) continued to lead the way, reshaping the growth curve of our General division with sales that more than tripled from year-ago levels. Revenue growth was also supported by Synvisc® (Hylan G-F 20), Genzyme Biosurgery's largest product.

Other major financial indicators also testified to our strong performance in 2001. Gross margin growth outpaced revenue growth, increasing 38 percent over 2000. Profit before tax grew 19 percent (exclusive of amortization, IPR&D, and special items) to $229 million. And we continued to invest in the future by increasing our R&D spending to 22 percent of revenue.

FINANCIAL STATEMENTS

Genzyme Corporation and Subsidiaries

Genzyme Biosurgery

This annual report contains forward-looking statements that are subject to risks and uncertainties. Our actual results may differ significantly due to a number of factors, including those set forth in the financial statements under the captions "Factors Affecting Future Operating Results." Please read those sections carefully.

These selected financial data have been derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this annual report. These selected financial data may not be indicative of our future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specified subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we provide financial statements and management's discussion and analysis for the corporation and each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. We continue to hold title to all of the assets allocated to the corresponding division and are responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million net cash at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consolidated financial statements.

On September 26, 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held company engaged in the development of biotherapies for the treatment of lyso-

somal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock, valued at approximately $9.5 million, as consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On June 1, 2001, we acquired Wyntek Diagnostics, Inc., a privately-held company, engaged in the business of developing and manufacturing products for rapid testing for infectious disease and pregnancy, for $65.0 million of cash. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. At the time of the merger, we created Genzyme Biosurgery as a new division. We re-allocated the businesses of two of our then-existing divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. We accounted for the acquisition as a purchase and, accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

On December 14, 2000, we acquired GelTex Pharmaceuticals, Inc., a publicly-held company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, of which we paid $515.2 million in cash and approximately 15.8 million in shares of Genzyme General Stock valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

As part of the acquisition of GelTex, we acquired all of GelTex's ownership interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting. These summary financial statements reflect the consolidation of RenaGel LLC into our financial statements and account for our purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

Consolidated Statements of Operations Data (Amounts in thousands)	For the years ended December 31, 2001	2000	1999	1998	1997
Revenues:					
Net product sales	**$1,110,254**	$811,897	$683,482	$613,685	$529,927
Net service sales	**98,370**	84,482	79,448	74,791	67,158
Revenues from research and development contracts:					
Related parties	**3,279**	509	2,012	5,745	8,356
Other	**11,727**	6,432	7,346	15,114	3,400
Total revenues	**1,223,630**	903,320	772,288	709,335	608,841
Operating costs and expenses:					
Cost of products sold	**307,425**	232,383	182,337	211,076	206,028
Cost of services sold	**56,173**	50,177	49,444	48,586	47,289
Selling, general and administrative [(1)]	**424,640**	264,551	242,797	215,203	200,476
Research and development (including research and development related to contracts)	**264,004**	169,478	150,516	119,005	89,558
Amortization of intangibles	**121,124**	22,974	24,674	24,334	17,245
Purchase of in-process research and development [(2)]	**95,568**	200,191	5,436	–	7,000
Charge for impaired asset [(3)]	**–**	4,321	–	–	–
Total operating costs and expenses	**1,268,934**	944,075	655,204	618,204	567,596
Operating income (loss)	**(45,304)**	(40,755)	117,084	91,131	41,245
Other income (expenses):					
Equity in net loss of unconsolidated affiliates	**(35,681)**	(44,965)	(42,696)	(29,006)	(12,258)
Gain on affiliate sale of stock [(4)]	**212**	22,689	6,683	2,369	–
Gain (loss) on investments in equity securities [(5)]	**(25,996)**	15,873	(3,749)	(6)	–
Minority interest	**2,259**	4,625	3,674	4,285	–
Gain (loss) on sale of product line [(6)]	**(24,999)**	–	8,018	31,202	–
Other [(7)]	**(2,205)**	5,188	14,527	–	(2,000)
Investment income	**50,504**	45,593	36,158	25,055	11,409
Interest expense	**(37,133)**	(15,710)	(21,771)	(22,593)	(12,667)
Total other income (expenses)	**(73,039)**	33,293	844	11,306	(15,516)
Income (loss) before income taxes	**(118,343)**	(7,462)	117,928	102,437	25,729
Benefit from (provision for) income taxes	**2,020**	(55,478)	(46,947)	(39,870)	(12,100)
Net income (loss) before cumulative effect of change in accounting principle	**$ (116,323)**	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Cumulative effect of change in accounting principle, net of tax [(8)]	**4,167**	–	–	–	–
Net income (loss)	**$ (112,156)**	$ (62,940)	$ 70,981	$ 62,567	$ 13,629
Net income (loss) per share:					
Allocated to Genzyme General Stock [(9,10,11,13,14)]:					
Net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077	$133,052	$ 76,642
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–	–	–
Genzyme General net income	**8,046**	85,956	142,077	133,052	76,642
Genzyme Surgical Products net loss	**–**	–	(27,523)	(49,856)	(29,740)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994	34,330	27,778
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812	3,527	2,755
Net income allocated to Genzyme General Stock	**$ 44,543**	$121,455	$149,360	$121,053	$ 77,435

Consolidated Statements of Operations Data (continued) (Amounts in thousands, except per share amounts)	For the years ended December 31, **2001**	2000	1999	1998	1997
Net income per share of Genzyme General Stock:					
Basic:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90	$ 0.77	$ 0.51
Diluted:					
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Per share cumulative effect of change in accounting principle [8]	**0.02**	–	–	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.21**	$ 0.68	$ 0.85	$ 0.74	$ 0.49
Weighted average shares outstanding:					
Basic	**202,221**	172,263	166,185	158,127	153,061
Diluted	**211,176**	179,366	186,456	171,643	157,850
Allocated to Biosurgery Stock [10,12]:					
Genzyme Biosurgery net loss	**$(145,170)**	$ (87,636)			
Allocated tax benefit	**18,189**	448			
Net loss allocated to Biosurgery Stock	**$(126,981)**	$ (87,188)			
Net loss per share of Biosurgery Stock – basic and diluted	**$ (3.34)**	$ (2.40)			
Weighted average shares outstanding	**37,982**	36,359			
Allocated to Molecular Oncology Stock [10,13]:					
Net loss	**$ (29,718)**	$ (23,096)	$ (28,832)	$ (19,107)	$ (19,578)
Net loss per share of Molecular Oncology Stock – basic and diluted	**$ (1.82)**	$ (1.60)	$ (2.25)	$ (3.81)	$ (4.64)
Weighted average shares outstanding	**16,350**	14,446	12,826	5,019	3,929
Allocated to Surgical Products Stock [10,12,14]:					
Net loss		$ (54,748)	$ (20,514)		
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)		
Weighted average shares outstanding		14,900	14,835		
Allocated to Tissue Repair Stock [10,12]:					
Net loss		$ (19,833)	$ (30,040)	$ (40,386)	$ (45,984)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)	$ (1.99)	$ (3.07)
Weighted average shares outstanding		28,716	23,807	20,277	14,976

Consolidated Balance Sheet Data	December 31,				
(Amounts in thousands)	**2001**	2000	1999	1998	1997
Cash and investments	**$1,121,258**	$ 639,640	$ 652,990	$ 575,729	$ 246,341
Working capital	**566,798**	559,652	592,249	417,116	350,822
Total assets	**3,935,745**	3,318,100	1,787,282	1,688,854	1,295,453
Long-term debt, capital lease obligations and convertible debt [15]	**852,555**	685,137	295,702	387,993	171,181
Stockholders' equity	**2,609,189**	2,175,141	1,356,392	1,172,535	1,012,050

There were no cash dividends paid.

[1] *Selling, general and administrative expenses for 2001 include $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court supervised receivership.*

[2] *Charges for in-process research and development were incurred in connection with the following acquisitions:*
- *2001 – $86.8 million from the acquisition of Novazyme and $8.8 million from the acquisition of Wyntek;*
- *2000 – $118.0 million from the acquisition of GelTex and $82.1 million from the acquisition of Biomatrix;*
- *1999 – $5.4 million from the acquisition of Peptimmune, Inc.; and*
- *1997 – $7.0 million from the acquisition of PharmaGenics, Inc.*

[3] *Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.*

[4] *During 2000, in accordance with our policy pertaining to affiliate sales of stock, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics Corporation. In 2001, 1999, and 1998 our gain on affiliate sale of stock represents the gain on our investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuance's of additional shares of its common stock.*

[5] *Loss on investments in equity securities in 2001 includes a charge of $8.5 million to write off our investment in Pharming Group, N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology Group plc and a $4.5 million charge to write down our investment in Targeted Genetics Corporation. We wrote down these investments because we considered the decline in their fair value to be other than temporary. In 2000, we recorded gains of $16.4 million upon the sale of a portion of our investment in Genzyme Transgenics common stock and $7.6 million relating to our investment in Celtrix Pharmaceuticals, Inc. when it was acquired in a stock-for-stock transaction. In 2000, we also recorded a charge of $7.3 million to write down our investment in Focal common stock.*

[6] *Loss on sale of product line of $25.0 million in 2001 represents the loss related to the sale of our Snowden-Pencer line of surgical instruments in the fourth quarter of 2001. Gain on sale of product line in 1999 includes $7.5 million for the payment of a note receivable that we received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of our immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp. Gain on sale of product line of $31.2 million in 1998 relates to the sale of our research products business assets to Techne Corporation.*

[7] *Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of our agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.*

[8] *On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations to record the fair value of certain warrants held on January 1, 2001.*

[9] *Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' losses were included in the determination of income allocated to Genzyme General Stock.*

[10] *To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in our charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.*

[11] *Reflects the two-for-one split of Genzyme General Stock on June 1, 2001.*

[12] *We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the period from January 1, 2000 to December 18, 2000 or for the years ended December 31, 1999, 1998 and 1997 as there were no shares of Biosurgery Stock outstanding during those periods.*

[13] *We created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, Genzyme Molecular Oncology's losses were included in the determination of income allocated to Genzyme General. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during that period.*

[14] *We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Loss per share data are not presented for Genzyme Surgical Products for the years ended December 31, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods.*

[15] *Long-term debt, capital lease obligations and convertible debt: at December 31, 2001 consists primarily of $575.0 million in principal of our 3% convertible subordinated debentures due May 2021, a $25.0 million capital lease obligation and $234.0 million in principal drawn under our credit facility; at December 31, 2000 consists primarily of $250.0 million in principal of our 5¼% convertible subordinated notes, $368.0 million of debt drawn under our revolving credit facility, and a $25.0 million capital lease obligation; at December 31, 1999 and 1998 consists primarily of $250.0 million in principal of 5¼% convertible subordinated notes; and at December 31, 1997 consists primarily of $118.0 million outstanding under a revolving credit facility.*

INTRODUCTION

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" below. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing services and pharmaceutical drug materials;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We have three series of common stock – Genzyme General Division common stock, which we refer to as "Genzyme General Stock," Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" and Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock." We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to the corporation and our operating divisions in the accompanying consolidated financial statements. Note A., "Summary of Significant Accounting Policies," to our accompanying consolidated financial statements contains a summary of our accounting policies.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we prepare financial statements and management's discussion and analysis for the corporation as well as for each of our divisions to aid investors in evaluating our performance and the performance of each of our divisions. You should read this discussion and analysis of our financial position

and results of operations in conjunction with those consolidated financial statements and related notes, which are included in this annual report.

While each tracking stock is designed to reflect a division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to each division and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Disposition

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery in connection with this sale. We also recorded a related tax benefit of $4.7 million in our consoldiated financial statements.

Acquisitions

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock, valued at $110.6 million. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

In June 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek Diagnostics, Inc. for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Wyntek are included in our consolidated financial statements and in the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating

divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

In December 2000, we acquired GelTex, a public company engaged in developing therapeutic products based on polymer technology, for an aggregate purchase price of approximately $1.1 billion, which we paid $515.2 million in cash and 15.8 million in shares of Genzyme General Stock, valued at $491.2 million. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in the combined financial statements of Genzyme General from December 14, 2000, the date of acquisition. As part of the acquisition of GelTex, we acquired GelTex's interest in RenaGel LLC, our joint venture with GelTex. Our consolidated financial statements and the combined financial statements of Genzyme General reflect the consolidation of RenaGel LLC from the date of acquisition of GelTex. Prior to the acquisition of GelTex, we accounted for our investment in RenaGel LLC under the equity method of accounting.

Critical Accounting Policies

The preparation of consolidated financial statements under generally accepted accounting principles requires us to make certain estimates and judgements that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our consolidated financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets;
- Asset Impairments; and
- Marketable Securities Impairments.

Policies Relating to Tracking Stocks

Earnings per Share

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, our board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock. We intend to allocate earnings using our current methods for the foreseeable future.

If our board of directors decides to change the current method of allocating our earnings, or if we issue a new series or redeem an existing series of common stock, the earnings attributable to each series of our common stock could be materially different. Such a change could have an adverse impact on the earnings attributable to one or more series of our common stock, and the impact could be significant.

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter sets forth which operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of a division.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery and Genzyme Molecular Oncology have not yet generated taxable income, and thus have not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery and Genzyme Molecular Oncology to Genzyme General without making any compensating payments or allocations to the division that generated the benefit.

We anticipate that the losses of Genzyme Biosurgery and Genzyme Molecular Oncology will decline in the future. As these losses decline, the tax benefits allocated from these divisions to Genzyme General will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock. Currently, Genzyme General is our only profitable division.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. We recognize revenue from service sales when we have finished providing the service. We recognize revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. We recognize non-refundable, up-front license fees over the related performance period or at the time we have no remaining performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact the amount of revenue recognized in a period. Also, some of our products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen, we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration. We have invested in significant resources to track channel inven-

tories in order to prevent distributor inventories from increasing to excessive levels.

The risks and uncertainties regarding future revenue include our ability to manufacture sufficient amounts of our products. For example, we are currently dependent on third party manufacturers for the majority of the production of the raw material used in the production of Renagel phosphate binder as well as the tableting and capsulating process for Renagel finished goods. At the same time, we are rapidly expanding our worldwide manufacturing infrastructure in order to meet the projected demand for Renagel phosphate binder and all other products that are currently in our pipeline.

We record allowances for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require us to make significant judgements and estimates, which could require adjustments in the future. Such adjustments could have a material effect on our reported revenues.

We do not recognize revenue unless collectibility is reasonably assured. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

For products we expect to be commercialized, we capitalize the cost of validating new equipment for the underlying manufacturing process. We begin capitalization when we consider the product to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable able to successfully validate the manufacturing process for any future product, we would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of our manufacturing process validation efforts have been successful.

We generally depreciate plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires us to make significant judgments that can materially impact our operating results. For certain specialized manufacturing plant and equipment, we use the units-of-production depreciation method. The units-of-production method requires us to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that our estimates are accurate. If our estimates require adjustment, it could have a material impact on our reported results.

In accounting for acquisitions, we allocate the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires us to make several significant judgments and estimates. For example, we generally estimate the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires us to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- our ability to develop and commercialize products before our competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in our analysis, and

could result in materially different asset values and IPR&D charges.

As of December 31, 2001, there were approximately $1.5 billion of net intangible assets on our consolidated balance sheet. We amortize acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results.

Asset Impairments

We periodically evaluate long-lived assets for potential impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." We perform these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in the Company's business or its industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If we believe an indicator of potential impairment exists, we test to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgements could yield materially different results in our analysis, and could result in significantly different asset impairment charges.

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

We will perform transitional impairment tests under SFAS No. 142 in 2002 for the $792.3 million of goodwill recorded as of December 31, 2001. For all of our acquisitions, various analysis, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test we had been required to perform under SFAS No. 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment. We anticipate that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80 million and $90 million, related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statements of operations and the combined statements of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

Marketable Securities Impairments

We invest in marketable securities as part of our strategy to align ourselves with technologies and companies that fit with Genzyme's future strategic direction. Most often we will collaborate on scientific programs and research with the issuer of the marketable securities. On a quarterly basis we review the fair market value of these marketable securities in comparison to historical cost.

If the fair market value of a marketable security is less than our carrying value, we consider all available evidence in assessing when and if the value of the investment can be expected to recover to at least its historical cost. This evidence would include:

- continued positive progress in the issuer's scientific programs;
- ongoing activity in our collaborations with the issuer;
- a lack of any other substantial company-specific adverse events causing declines in value; and

• overall financial condition and liquidity of the issuer of the securities.

If our review indicates that the decline in value is "other than temporary," we write-down our investment to the then current market value and record an impairment charge to our statements of operations. The determination of whether an unrealized loss is "other than temporary" requires significant judgment, and can have a material impact on our reported results.

RESULTS OF OPERATIONS

The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue	**$1,110,254**	$811,897	$683,482	37%	19%
Service revenue	**98,370**	84,482	79,448	16%	6%
Total product and service revenue	**1,208,624**	896,379	762,930	35%	17%
Research and development revenue	**15,006**	6,941	9,358	116%	(26)%
Total revenues	**$1,223,630**	$903,320	$772,288	35%	17%

PRODUCT REVENUE

We derive product revenue from sales by Genzyme General of therapeutic, diagnostic and other products, including Cerezyme enzyme and Renagel phosphate binder, and sales by Genzyme Biosurgery of cardiothoracic, orthopaedics and biosurgical specialties, including Seprafilm adhesion barrier.

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General:					
Therapeutics	**$ 772,297**	$600,304	$488,705	29%	23%
Diagnostic products	**76,858**	61,469	57,971	25%	6%
Other	**49,576**	28,254	24,825	75%	14%
Genzyme Biosurgery:					
Cardiothoracic	**69,118**	76,406	77,966	(10)%	(2)%
Orthopaedics	**83,373**	4,159	–	1,905%	N/A
Biosurgical specialties	**59,032**	41,305	34,015	43%	21%
Total product revenues	**$1,110,254**	$811,897	$683,482	37%	19%

2001 As Compared to 2000

Genzyme General – Therapeutics

The increase in Therapeutics product revenue in 2001 was primarily due to increased sales of Renagel phosphate binder, which is used to reduce serum phosphorus levels in patients with end-stage renal disease on dialysis, and continued growth in sales of Cerezyme enzyme for the treatment of Type I Gaucher disease. We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex, and were $8.0 million for the three month period ended March 31, 2000.

Sales of Renagel phosphate binder for the year ended December 31, 2001 as compared to December 31, 2000 include sales of capsules and the 800 mg tablet formulation. We launched the tablet formulation in the United States during the third quarter of 2000. In the first quarter of 2001, the higher-than-anticipated demand for the 800 mg tablet formulation and certain production constraints resulted in a temporary shortage of this dosage form of Renagel phosphate binder. Patients taking the 800 mg tablets were shifted to an equivalent dose of 400 mg Renagel tablets or 403 mg Renagel capsules while we built an inventory of 800 mg tablets to support our re-launch of this dosage form in June 2001. Despite the temporary shortage of the 800 mg tablet formulation, sales of Renagel phosphate binder increased significantly in the year ended December 31, 2001 in comparison to the same period of 2000 due to accelerating adoption of the product by nephrologists, as evidenced by significant increases in both renewal prescriptions and new prescriptions. To support the increased demand for Renagel phosphate binder, we are in the process of expanding our manufacturing capacity in both Ireland and the United Kingdom. Renagel is sold primarily through a wholesale distribution channel. It is important for us to manage wholesaler inventory levels. Excess wholesaler inventory levels could lead to product returns due to overstocking, low end-user demand, or expiration. Our

objective is to manage wholesale inventory levels to 4-6 weeks by the end of 2002.

The steady growth in sales of Cerezyme enzyme for the year ended December 31, 2001 as compared to December 31, 2000 was primarily attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure that has continued to increase international sales of this product. Additionally, we continue to market Ceredase enzyme for the treatment of Gaucher disease, although we have successfully converted virtually all Gaucher disease patients to a treatment regimen using Cerezyme enzyme.

Our results of operations are highly dependent on sales of Cerezyme enzyme and a reduction in revenue from sales of this product would adversely affect its results of operations. Revenue from Cerezyme enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and the alternative products gained commercial acceptance. We are aware of companies that have initiated efforts to develop competitive products. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of type 1 Gaucher disease. Other companies may attempt to develop competitive products in the future. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

The following table provides information regarding the change in sales of our Gaucher disease therapies as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$569,887**	$536,868	6%
% of total product revenue	**51%**	66%	

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a trend we expect will continue in the future. We expect that growth in the sales of Renagel phosphate binder will continue to increase, driven primarily by the accelerating adoption of the product by nephrologists worldwide.

The continued growth in sales of Renagel phosphate binder will be dependent on several factors, including:

- our ability to successfully expand manufacturing capacity;
- our ability to manufacture sufficient quantities to meet demand; and
- acceptance by the medical community of Renagel phosphate binder as the preferred treatment for elevated serum phosphorus levels in dialysis patients.

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2001**	2000	01/00 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$176,921**	$47,891	269%
% of total product revenue	**16%**	6%	

Other therapeutics revenue for each period includes sales of Thyrogen hormone, which is an adjunctive diagnostic tool for well-differentiated thyroid cancer. Revenue for Thyrogen hormone increased 36% to $18.7 million for the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to increased market penetration. Additionally, Thyrogen hormone was launched in Europe in the fourth quarter of 2001 as a result of a positive opinion rendered in September 2001 by the Committee for Proprietary Medicinal Products of the European Medicines Evaluation Agency, which was necessary for commercial introduction of the product. Other therapeutics revenue also increased due to increased sales of Fabrazyme enzyme in Europe.

Genzyme General – Diagnostic Products

Diagnostic products revenue for the year ended December 31, 2001 as compared to December 31, 2000 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Also contributing to the increase for the year ending December 31, 2001 as compared to December 31, 2000 was the addition of sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our June 2001 acquisition of Wyntek. Diagnostic product revenue also included royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery
For Genzyme Biosurgery, cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and the sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

The orthopaedics product revenue increased in 2001 as compared to 2000 primarily due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform and skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by the decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

2000 As Compared to 1999

Genzyme General – Therapeutics
The increase in our product revenue for the year ended December 31, 2000 as compared to December 31, 1999, was primarily due to:

- increased sales of Cerezyme enzyme, attributable to our continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure; and
- increased sales of Renagel phosphate binder, attributable to the accelerated adoption by nephrologists.

For both 2000 and 1999, our product revenue consisted primarily of sales of Cerezyme enzyme and Ceredase enzyme, as indicated in the following table:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Cerezyme/Ceredase enzymes	**$536,868**	$478,358	12%
% of total product revenue	**66%**	70%	

The following table provides information regarding the change in sales of Renagel phosphate binder as a percentage of total product revenue during the periods presented:

(Amounts in thousands, except percentage data)	**2000**	1999	00/99 Increase/ (Decrease) % Change
Sales of Renagel phosphate binder	**$47,891**	$ –	N/A
% of total product revenue	**6%**	N/A	

Other therapeutics revenue for the year ending December 31, 2000 compared to December 31, 1999 includes sales of Thyrogen hormone. Revenue for Thyrogen hormone increased 65% for the year ended December 31, 2000 as compared to December 31, 1999, due primarily to increased market penetration.

Genzyme General – Diagnostic Products
The increase in diagnostic products revenue for the year ended December 31, 2000 as compared to December 31, 1999 was due primarily to increased sales of infectious disease testing products and HDL and LDL cholesterol testing products. Diagnostic product revenue also includes royalties on product sales by Techne Corporation's biotechnology group.

Genzyme Biosurgery
The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due primarily to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L surgical sealant, which was added to the cardiothoracic product line in 2000.

The increase in orthopaedics revenue was due to the continued growth in sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of our acquisition of Biomatrix.

Biosurgical specialties revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite, which are used to limit the incidence and severity of post-operative adhesions. An increase in revenues from our Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

Service Revenue

We derive service revenue from three principal sources:

- genetic testing services performed by Genzyme General;
- Genzyme Biosurgery's Carticel chondrocytes for the treatment of cartilage damage; and
- genomics services using Genzyme Molecular Oncology's SAGE gene expression technology.

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Genzyme General	**$74,056**	$61,161	$57,223	21%	7%
Genzyme Biosurgery	**23,614**	23,321	20,305	1%	15%
Genzyme Molecular Oncology	**700**	–	1,920	N/A	(100)%
Total service revenues	**$98,370**	$84,482	$79,448	16%	6%

2001 As Compared to 2000

The increase in service revenue for the year ending December 31, 2001 as compared to December 31, 2000 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology.

2000 As Compared to 1999

The increase in service revenue for the year ending December 31, 2000 as compared to December 31, 1999 was due to increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, as well as increased sales of Carticel chondrocytes and Epicel skin grafts. The increase in sales of Carticel chondrocytes was a result of continued increases in the numbers of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals. Sales of genomics services decreased during this period as a result of a planned shift in the focus of the SAGE business in late 1999 from one in which Genzyme Molecular Oncology provided services for third parties to one in which it granted licenses to practice the technology.

International Product and Service Revenue

A substantial portion of our revenue was generated outside of the United States, as described in the following table. Most of this revenue was attributable to sales of Cerezyme enzyme. The following table shows international product and service revenue:

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
International product and service revenue	**$424,361**	$350,996	$311,080	21%	13%
% of total product and service revenue	**35%**	39%	41%		

2001 As Compared to 2000

International sales of Cerezyme enzyme increased 10% to $297.5 million in the year ended December 31, 2001 as compared to $270.6 million in the year ended December 31, 2000. Despite an approximate 3% decline in the average exchange rate of the Euro for the year ended December 31, 2001 as compared to the year ended December 31, 2000, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

We began recording revenues from Renagel phosphate binder during the second quarter of 2000 under an amended distribution arrangement with GelTex, which we acquired in December 2000. Prior to this amendment, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex. International sales of Renagel phosphate binder increased 66% to $20.1 million in the year ended December 31, 2001 as compared to $6.9 million in the year ended December 31, 2000. The increase is attributable to:

- the on-going launch of Renagel phosphate binder tablets in Europe;
- the introduction of Renagel phosphate binder in Brazil; and
- the expansion of the European Renagel phosphate binder sales forces.

International product and service revenue as a percent of total product and service revenue decreased in the years ended December 31, 2001 and December 31, 2000 due primarily to increased sales of Renagel phosphate binder in the United States.

2000 As Compared to 1999

International sales of Cerezyme enzyme increased 13% to $270.6 million in the year ended December 31, 2000 as compared to $240.5 million in the year ended December

31, 1999. Despite an approximate 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999, international sales of Cerezyme enzyme increased for both periods due primarily to the continued identification of new Gaucher disease patients worldwide, coupled with significant investment in our global infrastructure.

For the year ended December 31, 2000 we recorded $6.9 million in sales of Renagel phosphate binder internationally. We did not record revenues for this product in 1999. The addition of Renagel phosphate binder to the international mix was driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program.

International product and service revenue as a percent of total product and service revenue decreased slightly in year ended December 31, 2000 as compared to December 31, 1999 due primarily to the addition of sales of Renagel phosphate binder in the United States in 2000.

MARGINS

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product margin	**$802,829**	$579,514	$501,145	39%	16%
% of total product revenue	**72%**	71%	73%		
Service margin	**$ 42,197**	$ 34,305	$ 30,004	23%	14%
% of total service revenue	**43%**	41%	38%		
Total gross margin	**$845,026**	$613,819	$531,149	38%	16%
% of total product and service revenue	**70%**	68%	70%		

2001 As Compared to 2000

Product Margin

Product margin for the year ended December 31, 2001 as compared to December 31, 2000 increased primarily as a result of increased sales of Renagel phosphate binder, Cerezyme enzyme, Synvisc viscosupplementation product and point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek. The increase for the year ended December 31, 2001 was partially offset by charges to cost of products sold of $8.2 million relating to the increased basis of the inventory obtained in connection with our acquisition of GelTex.

The increase in product margin as a percentage of product revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 37% increase in product revenue, driven primarily by increased sales of Cerezyme enzyme, Renagel phosphate binder and sales of point of care rapid diagnostic tests for pregnancy and infectious diseases that we obtained through our acquisition of Wyntek, partially offset by a 32% increase in the cost of products sold for the same period. We expect that in the future our product margin as a percentage of product revenue will trend slightly lower, primarily due to the lower margins normally attributable to Renagel phosphate binder, our building of additional manufacturing capacity in both the United Kingdom and Ireland, and a product mix shift as sales of diagnostics products and services continue to increase.

Service Margin

Service margin for the year ended December 31, 2001 as compared to December 31, 2000 continued to increase, both in absolute numbers and as a percentage of total service revenue, primarily as a result of increased sales of our DNA and cancer testing services. The increase in service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 was attributable to a 16% increase in service revenue, driven primarily by increased sales of genetic testing services attributable to expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 12% increase in the cost of services sold for the same period.

2000 As Compared to 1999

Product Margin

The decrease in product margin as a percentage of product revenue for the year ended December 31, 2000 as compared to the year ended December 31, 1999 was attributable to a 19% increase in product revenue, driven primarily by increased sales of both Cerezyme enzyme and Renagel phosphate binder, offset by a 27% increase in the cost of products sold for the same period.

Service Margin

Service margin for the year ended December 31, 2000 as compared to December 31, 1999 increased primarily as a result of increased sales of our DNA and cancer testing services. Service margin as a percentage of service revenue for the year ended December 31, 2001 as compared to December 31, 2000 remained flat. This was primarily attributable to a 6% increase in service

revenue, driven primarily by increased sales of genetic testing services resulting from an expanded presence in the prenatal market and a broader test menu in oncology, partially offset by a 1% increase in the cost of services sold for the same period.

Operating Expenses

2001 As Compared to 2000

The increase in selling, general and administrative expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily related to:

- increased staffing to support the growth in several of our product lines;
- increased expenditures to support the increased sales of Cerezyme enzyme, drive the growth in sales of Renagel phosphate binder and Thyrogen hormone, and for the launch of Fabrazyme enzyme in Europe;
- expenses associated with the consolidation of Genzyme Biosurgery's European operations;
- increased patent litigation costs; and
- the addition of expenses from GelTex, Biomatrix, Wyntek, Focal and Novazyme.

Selling, general and administrative expenses for the year ended December 31, 2001 included $27.0 million of charges resulting from Pharming Group N.V.'s decision to file for and operate under a court-supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine patients currently enrolled in the clinical trial for this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place, however, we do not intend to commercialize this product.

The increase in research and development expenses for the year ended December 31, 2001, as compared to the year ended December 31, 2000, is primarily attributable to:

- the cost of post-marketing clinical development efforts for Renagel phosphate binder, which was included in equity in net loss of unconsolidated affiliates before we acquired GelTex;
- the addition of spending on the C. *difficile* colitis, DENSPM, iron chelation, oral mucositis, anti-obesity, and GT102-279 programs as a result of our acquisition of GelTex;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- the addition of spending on the Synvisc viscosupplementation product through our acquisition of Biomatrix;
- the addition of spending on FocalSeal-L surgical sealant through our acquisition of Focal;
- increased spending on our orthopaedic and cardiothoracic development programs; and
- increased spending on other internal programs.

Research and development expenses for the year ended December 31, 2001, reflect a charge of $4.7 million, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believe is uncollectable.

In connection with our acquisition of GelTex in December 2000, we converted options to purchase shares of GelTex common stock into options to purchase shares of Genzyme General Stock. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 44, at the date of acquisition we allocated the intrinsic value for the unvested portion of these options of $10.2 million to deferred compensation, a component of stockholders' equity. This amount was amortized to operating expense over the vesting period of one year from the date of acquisition. We allocated the expense to the appropriate expense categories of our statements of operations based on the functional responsibility of each employee or option holder. For the year ended December 31, 2001, we recorded $9.7 million of compensation expense related to these options, of which $7.9 million was charged to research and development expense and $1.8 million was charged to selling, general and administrative expense. For the year ended December 31, 2000, we recorded $0.5 million of compensation expense related to these options, of which $0.4 million was charged to research and development expense and $0.1 million was charged to selling, general and administrative expense. The deferred compensation was fully amortized by December 31, 2001.

In connection with our acquisition of Novazyme in September 2001, we converted options, warrants and rights to purchase shares of Novazyme common stock into options, warrants and rights to purchase shares of Genzyme General Stock. In accordance with FASB Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation. We are amortizing this amount to operating expense over the remaining vesting period of 22 months from the date of acquisition. We are allocating the expense to the appropriate expense categories of our consolidated statements of operations based on the functional responsibility of

each option holder. For the year ended December 31, 2001, we recorded $0.4 million of compensation expense related to these options, of which $0.2 million was charged to selling, general and administrative expenses and $0.2 million was charged to research and development expense.

2000 As Compared to 1999

The increase in selling, general and administrative expenses for the year ended December 31, 2000 as compared to the year ended December 31, 1999, is primarily related to:

- increased staffing to support the growth in several of Genzyme General's product lines, including Renagel phosphate binder;
- increased expenditures to support the increased sales of Cerezyme enzyme and Thyrogen hormone; and
- increased spending for marketing of the cardiothoracic products.

In the fourth quarter of 2000, Genzyme General reversed $2.6 million of our allowance for bad debt, much of which had been accrued during 2000. This reversal was made due to changes in circumstances regarding, and estimates for, certain domestic and foreign receivables.

The increase in research and development expenses for the year ended December 31, 2000, as compared to the year ended December 31, 1999, is primarily attributable to:

- a charge of $19.5 million during the first quarter of 2000 for the initial amounts payable to Synpac (North Carolina), Inc. under a license agreement granted to us by Synpac to develop and commercialize a human alpha-glucosidase enzyme replacement therapy for Pompe disease, offset by a $10.3 million research and development reimbursement from Pharming Group;
- a charge of $2.0 million in the third quarter of 2000, representing the 15% premium to the market price that we paid for ordinary shares of Cambridge Antibody Technology Group plc concurrently with entry into a strategic alliance to develop and commercialize human monoclonal antibodies directed against TGF-beta;
- increased spending on our program to develop Fabrazyme enzyme for the treatment of Fabry disease;
- increased costs in connection with the operations of ATIII LLC, our consolidated joint venture with Genzyme Transgenics Corporation to develop and commercialize recombinant human antithrombin III; and
- increased spending in our cell and gene therapy programs.

Amortization of Intangibles

The increase in amortization of intangibles for the year ended December 31, 2001, is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- GelTex and Biomatrix in December 2000;
- Genzyme Development Partners, L.P. limited partnership interests in January and August 2001; and
- Focal and Wyntek in June 2001.

Purchase of In-Process Research and Development

Novazyme

In September 2001, in connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for various LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to IPR&D and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets.

In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. We currently estimate that it will take approximately three years and an investment of approximately $75 million to $100 million to complete the development of, obtain approval for and commercialize the first product based on this technology platform.

Wyntek

In June 2001, in connection with our acquisition of Wyntek, we allocated approximately $8.8 million of the purchase price to IPR&D. Genzyme General recorded this amount as a charge to expense in its combined statement of operations for the year ended December 31, 2001.

We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of

25% to estimate the present value of these cash flows, which is consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible.

Wyntek currently is developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The intended use of the device is to read reaction strips at the patient's bedside or in an emergency room setting. We expect to launch this product during the second half of 2002.

GelTex

In December 2000, in connection with the acquisition of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D, which Genzyme General recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the projects had not yet been reached.

Below is a brief description of the GelTex IPR&D projects, including an estimation of when management believes Genzyme General may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Renagel phosphate binder	Next stage non-absorbed polymer phosphate binder for the treatment of hyperphospatemia	◦ Phase 4 trials ongoing in the U.S. ◦ Phase 3 trial ongoing in Japan	$ 19.7	$ 10.7	(1)
GT160-246	*C. difficile* colitis	Phase 2 trial ongoing	37.4	35.0	2006
Oral iron chelation	Iron overload disease	Approval to commence Phase 1 trials in Europe obtained 2001	15.7	26.5	2007
Fat absorption inhibitor	Anti-Obesity	Expected to file an IND in late 2002	17.8	40.0	2010
Polymer	Oral Mucositis	IND expected to be filed in the first quarter of 2003	17.8	30.0	2008
DENSPM	Psoriasis	Program cancelled during 2001; no further development planned	3.4	N/A	N/A
GT102-279	Second generation lipid-lowering compound	Program cancelled during 2001; no further development planned	6.2	N/A	N/A
			$118.0	$142.2	

(1) *Clinical studies scheduled for completion in 2002, 2003 and 2004. Year of launch not estimable due to early stage of program.*

Biomatrix

In December 2000, in connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	(1)	2002 to 2006
Viscoaugmentation and Viscoseparation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical-gynecological pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	48.3	(1)	2003 to 2006
			$82.1		

(1) *Costs to complete are not estimable due to the early stage of these programs.*

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$(35,681)**	$(44,965)	$(42,696)	(21)%	5%
Gain on affiliate sale of stock	**212**	22,689	6,683	(99)%	240%
Gain (loss) on investments in equity securities	**(25,996)**	15,873	(3,749)	(264)%	523%
Minority interest in net loss of subsidiary	**2,259**	4,625	3,674	(51)%	26%
Gain (loss) on sale of product line	**(24,999)**	–	8,018	N/A	(100)%
Other	**(2,205)**	5,188	14,527	(143)%	(64)%
Investment income	**50,504**	45,593	36,158	11%	26%
Interest expense	**(37,133)**	(15,710)	(21,771)	136%	(28)%
Total other income (expense), net	**$(73,039)**	$ 33,293	$ 844	(319)%	3,845%

2001 As Compared to 2000

Equity in Net Loss of Unconsolidated Affiliates:

We currently own approximately 26% of the common stock of Genzyme Transgenics and record our portion of its results in equity in net loss of unconsolidated affiliates.

We record the results of the following joint ventures in equity in net loss of unconsolidated affiliates:

Joint Venture	Partner	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/ Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/ Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (produced using CHO cells)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *Since August 2001, Pharming Group N.V. has been operating under court-supervised receivership.*

(3) *Beginning in August 2001, we became responsible for funding all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

(4) *In August 2001, we terminated our strategic alliance with Pharming Group N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

Included in the year ended December 31, 2000 are losses from RenaGel LLC, in which we and GelTex each owned a 50% interest. Prior to our acquisition of GelTex in December 2000, we included our proportionate share of the results of RenaGel LLC in equity in net loss of unconsolidated affiliates. We acquired GelTex, including its 50% interest in RenaGel LLC, in December 2000. We have consolidated the results of RenaGel LLC in Genzyme General's combined financial statements from December 14, 2000, the date of our acquisition of GelTex. Our equity in the net losses of RenaGel LLC was $15.9 million for the year ended December 31, 2000.

Excluding the losses of RenaGel LLC for the year ended December 31, 2000, the increase in our equity in net loss of unconsolidated affiliates for the year ended December 31, 2001 as compared to December 31, 2000 is primarily the result of:

- a $5.9 million increase in losses from our joint venture with BioMarin;
- a $1.3 million increase in losses from Genzyme/Pharming Alliance LLC, one of our joint ventures with Pharming Group (which we terminated in August 2001);
- a $2.3 million increase in losses from Genzyme Transgenics; and
- a $1.3 million increase in losses from Focal.

The increased losses were offset in part by a $3.9 million decrease in losses from our joint venture with Diacrin and a $3.7 million decrease in losses from Pharming/Genzyme LLC. Also included in the year ended December 31, 2001 are losses from Genzyme/Pharming Alliance LLC, which was our joint venture with Pharming Group for the development of a CHO-cell derived product for the treatment of Pompe disease. We terminated our strategic alliance agreement with Pharming covering this joint venture in August 2001. As a result, we have included 100% of the losses of Genzyme/Pharming Alliance LLC since August 23, 2001. Beginning in August 2001, we became responsible for funding of the costs to produce transgenic alphaglucosidase and related clinical trial costs for Pharming/Genzyme LLC until the patients currently enrolled in the clinical trial of the product can be transitioned to a CHO-cell product.

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. We recorded in equity in net loss of unconsolidated affiliates our portion of the results of Focal. Our equity in net loss of unconsolidated affiliates increased in 2001 compared to 2000 in part because we did not account for our interest in Focal under the equity method in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal in an exchange of shares of Biosurgery Stock for shares of Focal common stock.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated

affiliate, of additional shares of Genzyme Transgenics common stock:

- a gain of $0.2 million in 2001; and
- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2001 and 2000.

Gain (Loss) on Investments in Equity Securities

We recorded the following charges related to investments in equity securities for the year ended December 31, 2001:

- in the quarter ended September 30, 2001, we recorded charges of $11.8 million in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. Given the significance and duration of the declines as of the end of the quarter, we concluded that it was unclear over what period the recovery of the stock price for each of these investments would take place and, accordingly, that any evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of each of these investments.
- in the quarter ended September 30, 2001, we recorded a charge of $8.5 million to write down our investment in Pharming Group common stock. In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors.
- in the quarter ended June 30, 2001, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex. In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a one-for-one basis for shares of Insmed common stock.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of transgenic recombinant human antithrombin III (or ATIII), we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. Minority interest increased for the year ended December 31, 2001 due to a change in the funding agreement for the joint venture in March 2001, retroactive to January 1, 2001, which increased Genzyme Transgenics's portion of the losses incurred by ATIII LLC to 50% until July 2001 and 100% thereafter as compared to 26% for the same period a year ago. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million.

In July 2001, we transferred our 50% ownership interest in ATIII LLC to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of its products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Gain (Loss) on Sale of Product Line

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

We did not sell any product lines during the year ended December 31, 2000.

Other

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001.

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

Investment Income

The increase in investment income for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our completion of the private placement of $575.0 million in principal of 3% convertible subordinated debentures in May 2001. Net proceeds from the offering were approximately $562.1 million. We allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We used a portion of the net proceeds from the private placement of the debentures to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General.

Interest Expense

The increase in interest expense for the year ended December 31, 2001 as compared to the year ended December 31, 2000 is primarily the result of additional interest expense resulting from the $350.0 million of debt drawn on our revolving credit facility in December 2000 as part of the financing of the GelTex and Biomatrix acquisitions, and the private placement of $575.0 million in principal of 3% convertible debentures issued in May 2001.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliates:

Our equity in net loss of unconsolidated affiliates increased in the year ended December 31, 2000 as compared to December 31, 1999 as a result of:

- a $7.8 million increase in losses from RenaGel LLC;
- a $5.6 million increase in losses from our joint venture with BioMarin; and
- the addition of $1.5 million of losses from Genzyme/Pharming Alliance LLC, which was formed in June 2000.

The increased losses were offset by:

- a $1.8 million decrease in losses from our joint venture with Diacrin;
- a $3.7 million decrease in losses from Pharming/Genzyme LLC;
- a $1.9 million decrease in losses from our joint venture with StressGen Biotechnologies Corp. and the Canadian Medical Discoveries Fund, Inc. (the joint venture was dissolved in December 1999); and
- a $5.0 million decrease in losses from Genzyme Transgenics.

Gain on Affiliate Sale of Stock

In accordance with our policy pertaining to affiliate sales of stock we recorded the following due to the issuance by Genzyme Transgenics, an unconsolidated affiliate, of additional shares of Genzyme Transgenics common stock.:

- gains of $22.7 million, and a net deferred tax expense of $3.9 million (net of a $3.4 million credit for the reversal of a valuation allowance on a deferred tax asset) in 2000; and
- a gain of $6.7 million in 1999.

Our ownership interest in Genzyme Transgenics was approximately 26% as of December 31, 2000 and 33% as of December 31, 1999.

Gain (Loss) on Investments in Equity Securities

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 2000:

- in the quarter ended June 30, 2000, we recorded a gain of $5.5 million upon the sale of a portion of our investment in Genzyme Transgenics common stock. The tax effect of this gain was fully offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. In the third and fourth quarters of 2000, we recorded gains of $10.9 million and $1.3 million, respectively, upon additional sales of portions of our investment in Genzyme Transgenics common stock.
- in the quarter ended June 30, 2000, we recorded a $7.6 million gain to reflect the fair market value of our investment in Celtrix Pharmaceuticals, Inc. Celtrix was acquired by Insmed Pharmaceuticals Inc. and our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in the second quarter of 2000.
- in the quarter ended December 31, 2000, we recorded a $7.3 million loss for the write down of our investment in the common stock of Focal because we considered the decline in the value of this investment to be other than temporary.

We recorded the following gains and losses on investments in equity securities for the year ended December 31, 1999:

- in the quarter ended March 31, 1999, we recorded a gain of $2.0 million upon the sales of shares of Techne Corporation common stock that we received when we sold our research products business to Techne.
- in the quarter ended June 30, 1999, we recorded losses of $5.7 million in connection with investments in the common stock of Pharming Group and IntegraMed America, Inc., because we considered the decline in the value of those investments to be other than temporary.

In connection with the charges we recorded in 2000 and 1999, we concluded that substantial evidence existed that the value of the investments would recover to at least its cost. This evidence included:

- continued positive progress in the issuers' scientific programs;
- ongoing activity in our collaborations with the issuer; and
- a lack of any substantial company-specific adverse events causing the declines in value.

However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments.

Minority Interest in Net Loss of Subsidiary

As part of our combined direct (until July 2001) and indirect interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, we consolidated the results of ATIII LLC and recorded Genzyme Transgenics' portion of the losses of that joint venture as minority interest. In 2000, ATIII LLC had losses of $14.8 million, of which Genzyme Transgenics' portion was $4.6 million. In 1999, ATIII LLC had losses of $12.2 million, of which Genzyme Transgenics' portion was $3.7 million.

Gain (Loss) on Sale of Product Line

We did not sell any product lines during the year ended December 31, 2000.

In July 1999, we recorded a gain of $0.5 million in connection with the sale of our immunochemistry product lines to an operating unit of Sybron Laboratory Products Corporation. In June 1999, we recorded a gain of $7.5 million representing the receipt of a payment of a note receivable that was received as partial consideration for the sale of Genetic Design in 1996. We had previously fully reserved the amount of this note because we considered the repayment of the note to be uncertain.

Other

In December 2000, we recorded a $2.1 million charge in connection with our uncertainty in collecting amounts due under a note that was issued to us in May 1999 by a strategic collaborator. We concluded that this uncertainty existed as a result of the FDA's ruling to deny approval of the collaborator's New Drug Application for a key product. The ruling has subsequently resulted in the collaborator announcing that it will be taking steps to reserve cash by reducing its workforce and other operating expenses.

In April 2000, we received net proceeds of approximately $5.1 million in connection with the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to Genzyme.

In December 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of an agreement to acquire Cell Genesys, Inc.

Investment Income

The increase in investment income for year ended December 31, 2000, as compared to December 31, 1999, was primarily attributable to higher average cash and investment balances. The increase in cash balances was partially attributable to our issuance in May 1998 of $250.0 million in principal of 5¼% convertible subordinated notes coupled with increased cash generated from operations.

Interest Expense

The decrease in interest expense for the year ended December 31, 2000 as compared to the year ended December 31, 1999 is the result of our November 1999 repayment of $82.0 million outstanding under our revolving credit facility, which had been allocated to Genzyme General.

TAX (BENEFIT) PROVISION

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
(Benefit from) provision for income taxes	**$(2,020)**	$55,478	$46,947	104%	18%
Tax rate	**(2)%**	744%	40%		

Our tax rates for all periods vary from the U.S. statutory tax rate as a result of our:

- non-deductible charges for IPR&D;
- provision for state income taxes;
- use of a foreign sales corporation;
- nondeductible amortization of intangibles; and
- use of tax credits.

Our effective tax rate for 2001 was significantly impacted by nondeductible charges for IPR&D resulting from our acquisitions of Wyntek in June 2001 and Novazyme in September 2001, and nondeductible amortization of intangibles, consisting largely of goodwill, resulting from our acquisitions of GelTex and Biomatrix in December 2000. Additionally, the resolution of several tax audit matters in 2001 resulted in the recognition of $2.2 million of net tax benefits. Our effective tax rate for 2000 was significantly impacted by non-deductible IPR&D charges resulting from our acquisitions of GelTex and Biomatrix.

Earnings Allocations

We allocate our earnings to each of our series of common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with our management and accounting policies. The earnings allocated to each series of common stock are indicated in the table below:

(Amounts in thousands)	**2001**	2000	1999
Earnings allocated to:			
Genzyme General Stock	**$ 44,543**	$121,455	$149,360
Biosurgery Stock	**(126,981)**	(87,188)	–
Molecular Oncology Stock	**(29,718)**	(23,096)	(28,832)
Surgical Products Stock	**–**	(54,748)	(20,514)
Tissue Repair Stock	**–**	(19,833)	(30,040)

We created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to our then-existing divisions Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. We created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. The tax benefits associated with the losses of Genzyme Surgical Products for the period from June 28, 1999 to December 31, 1999, which amounted to $6.9 million, continued to be allocated to Genzyme General Stock. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payment or allocation to the division generating the benefit. Tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, are as follows:

(Amounts in thousands)	**2001**	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	**$24,593**	$28,023	$26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Total	**$36,497**	$35,499	$34,806

These tax benefits represent 82%, 29% and 23% of earnings allocated to Genzyme General Stock in 2001, 2000 and 1999, respectively. The amount of tax benefits allocated to Genzyme General fluctuate based on the results of Genzyme Biosurgery and Genzyme Molecular Oncology. If the losses of those divisions decline, as they are expected to, then the tax benefits allocated to Genzyme General will also decline.

Cumulative Effect of Change in Accounting Principle

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics' common stock held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant. For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics' common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in

accordance with our policies. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the value of the underlying hedged items. We do not use derivative instruments for trading or speculative purposes.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs:

Program	Program Description or Indication	Development Status at December 31, 2001	Expected Product Launch
GENZYME GENERAL			
Fabrazyme (agalsidase beta)	Fabry disease	• Marketed in Europe in 2001; BLA submitted to the FDA in June 2000; post-marketing phase 4 trial ongoing	2002
Aldurazyme (laronidase)	MPS I	• Phase 3 trial completed; BLA submission to the FDA and MAA submission to the EMEA planned for early 2002	2003
Alpha-glucosidase (CHO product)	Pompe disease	• Phase 2 trial ongoing	2004
GT160-246[1]	*C. difficile* colitis	• Phase 2 trial ongoing	2006
TGF-beta antagonists	Diffuse scleroderma	• Phase 1-2 trial ongoing	2006
GENZYME BIOSURGERY			
HIF 1α	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	• Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	• Preclinical	2010
Synvisc (Hylan G-F20)[2]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-Submission in Europe for hip indications	2002 to 2006
Sepra technologies[3]	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological & pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 to 2006
GENZYME MOLECULAR ONCOLOGY			
Dendritic/tumor cell fusion vaccines	Multiple cancer indications	• Phase 1-2 trials ongoing	2007 to 2009
Melan-A/MART-1 and gp100 antigen specific cancer vaccines	Melanoma	• Phase 1-2 trials ongoing	2006 to 2008

The aggregate actual and estimated research and development expense for the above programs is as follows:

(in millions)	Genzyme General	Genzyme Biosurgery	Genzyme Molecular Oncology	Total
Costs incurred for the year ended December 31, 2000	$48.3	$14.3	$6.4	$69.0
Costs incurred for the year ended December 31, 2001	$78.3	$19.8	$12.6	$110.7
Cumulative costs incurred as of December 31, 2001	$176.2	$70.3	$28.3	$274.8
Estimated costs to complete as of December 31, 2001(3)	$170.0 to $185.0	$135.0 to $150.0	$125.0 to $175.0	$430.0 to $510.0

(1) *Program was acquired in connection with the December 2000 acquisition of GelTex.*

(2) *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix.*

(3) *Excludes estimated costs to complete Cardiac cell therapy, Synvisc programs and certain Sepra product applications due to the early stage of these programs.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2001, we had cash, cash-equivalents, and short- and long-term investments of $1.1 billion, an increase of $481.6 million from December 31, 2000.

Our operating activities generated $225.1 million in cash for the year ended December 31, 2001, as compared to $177.1 million for the year ended December 31, 2000. Net cash provided by operating activities was the result of our net loss of $112.2 million offset by:

- $179.0 million of depreciation and amortization, of which $56.7 million resulted from the depreciation of property, plant and equipment and $122.3 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of GelTex, Biomatrix, Wyntek and Focal;
- $95.6 million of charges for IPR&D, of which $86.8 million was attributable to our acquisition of Novazyme and $8.8 million was attributable to our acquisition of Wyntek;
- $35.7 million from the equity in net losses of unconsolidated affiliates;
- $26.0 million from the loss on investments in equity securities; and
- $18.1 million attributable to the net change in working capital.

Our investing activities utilized $743.8 million in cash in 2001 as compared to $546.0 million in 2000, primarily due to:

- $456.2 million to fund net purchases of investments compared to generating $200.9 million in net cash in 2000;
- $184.3 million to fund purchases of property, plant and equipment, of which, $37.1 million resulted from our manufacturing capacity expansion in the United Kingdom, Belgium and Switzerland, $16.3 million resulted from payments towards our acquisition of a large-scale manufacturing facility in Ireland, $59.1 million resulted from our manufacturing capacity expansion in the United States and $33.9 million representing an aggregate of other manufacturing relocations, expansions and rehabilitations worldwide;
- $58.7 million to fund the acquisition of Wyntek, net of cash acquired and $25.9 million to fund the purchase of the GDP Class A and Class B limited partnership interests, offset in part by $2.3 million of cash acquired in connection with the acquisition of Focal and $5.2 million of cash acquired in connection with our acquisition of Novazyme; and
- $39.7 million to fund our joint ventures in 2001 as compared to $23.5 million in 2000.

Our financing activities generated $530.2 million in net cash in 2001, primarily due to proceeds of $91.5 million from the issuance of common stock and $579.1 million from the issuance of debt, offset in part by $156.7 million used to repay debt and capital lease obligations. Financing activities in 2000 generated $475.6 million.

We have access to a $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery, and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of

which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001 we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in December 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 31, 2001 maturity date. At December 31, 2001, $234.0 million remained outstanding under the $350.0 million facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due 2021. Net proceeds from the offering were approximately $562.1 million. We have allocated the principal amount of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year using cash allocated to Genzyme General. The first interest payment was made on November 15, 2001. The debentures are convertible, upon the satisfaction of certain conditions, into shares of Genzyme General Stock at an initial conversion price of $70.30 per share. The conversion price is subject to adjustment. Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. We used a portion of these proceeds to repay the $150.0 million we had drawn under our revolving credit facility in December 2000 and allocated to Genzyme General to finance a portion of the cash consideration for the GelTex acquisition. We expect to utilize the remaining proceeds from the sale of the debentures for Genzyme General's working capital and general corporate purposes.

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1.3 million shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

As of December 31, 2001, we had committed to make the following payments under contractual obligations:

Contractual Obligations		Payments Due by Period					
	Total	2002	2003	2004	2005	2006	After 2006
(Amounts in millions)							
Long-term debt	**$ 825.7**	$ 6.7	$244.0[(1)]	$ –	$ –	$575.0[(2)]	–
Capital lease obligations	**26.8**	1.0	0.8	–	25.0	–	–
Operating leases	**291.7**	20.3	24.9	24.5	21.1	13.7	187.2
Unconditional purchase obligations	**179.8**	50.3	49.4	21.4	17.9	20.4	20.4
Capital commitments	**7.7**	7.7	–	–	–	–	–
Research and development agreements [(3)]	**92.8**	46.9	18.0	11.0	10.0	6.9	–
Total contractual obligations	**$1,424.5**	$132.9	$337.1	$56.9	$74.0	$616.0	$207.6

(1) Includes $10.0 million in principal under a 6.9% convertible subordinate note in favor of UBS Warburg LLC that matures in May 2003 and is convertible into shares of Biosurgery Stock;

(2) Consists of $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, which are convertible into shares of Genzyme General Stock;

(3) From time to time, we enter into agreements with third parties to obtain access to scientific expertise or technology that we do not already have. These agreements frequently require that we pay our licensor or collaborator a technology access fee, milestone payments upon the occurrence of certain events, and/or royalties on sales of products that infringe the licensed technology or arise out of the collaborative research. In addition, these agreements may call for us to fund research activities not being performed by us. The amounts indicated in the table above represent committed funding obligations to our key collaborators under our significant development programs. Should we terminate any of our license or collaboration agreements, the funding commitments contained within them would expire. In addition, the actual amounts that we pay our licensors and collaborators will depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the Patent & Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, and other factors described under the heading "Factors Affecting Future Operating Results" below.

We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital; and
- strategic business initiatives.

To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

Third Party Transactions

The following table identifies:

- the companies in which we hold equity interests;
- overlaps between the directors, executive officers or managing partners of those companies and our directors and officers;
- any equity interest in excess of 5% of the outstanding common stock or partnership interests of those companies held by any of our directors or officers[1]; and
- whether, as of December 31, 2001, we had entered into a joint venture or collaboration with that company[2].

Company	Overlapping Officers & Directors	Equity Interest of Genzyme Officers & Directors in Excess of 5%	Joint Venture/Collaboration as of December 31, 2001
ABIOMED, Inc.	One of our directors, who is also one of our officers, is a director of ABIOMED	No	No
Antigenics, Inc.	None	No	No
BioMarin Pharmaceutical, Inc.	None	No	Yes
Cambridge Antibody Technology Group plc	None	No	Yes
Crucell, N.V.	None	No	No
Dyax Corporation	Two of our directors are directors of Dyax	No	Yes
Genzyme Transgenics Corporation	One of our directors is an officer of GTC; another of our directors, who is also one of our officers, is a director of GTC; and one of our officers is a director of GTC	No	Yes
Healthcare Ventures V, L.P.	None	No	No
Oxford Bioscience Partners IV, L.P.	None	No	No
Pharming Group N.V.	None	No	No
ProQuest Investments II, L.P.	None	No	No
Targeted Genetics Corporation	None	No	Yes
ViaCell, Inc.	None	No	No

(1) *Based on publicly available Securities and Exchange Commission filings submitted as of March 29, 2002 by each of the parties listed or the schedule of partnership interests provided by the partnership. This information has not been independently verified by us.*

(2) *See Note I, "Investments," to the accompanying financial statements for additional information regarding our investment in and/or relationship with each entity.*

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board or FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after

December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 will be effective from the date of acquisition. We anticipate that our goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reported as a cumulative effect of a change in accounting principle in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS No. 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer" ("EITF No. 01-09"). EITF No. 01-09 addresses whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from the same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Market Risk

We are exposed to potential loss from exposure to market risks represented principally by changes in interest rates, foreign exchange rates, and equity prices. At December 31, 2001 we held various derivative contracts in the form of foreign exchange forwards and interest rate swaps. The derivatives contain no leverage or option features. We also held a number of other financial instruments, including investments in marketable securities, and had balances outstanding under several debt securities.

Interest Rate Risk

We are exposed to potential loss due to changes in interest rates. The principal interest rate exposure is to changes in domestic interest rates. Investments with interest rate risk include short-term deposits with financial institutions, and short-term and long-term investments in debt instruments. Debt with interest rate risk includes fixed rate convertible debt and borrowings under credit facilities.

To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis for a one-day horizon. In order to estimate the potential loss, we used an adverse change in interest rates of 100 basis points across the yield curve at year-end. We used the following assumptions in preparing the sensitivity analysis:

- convertibles that are "in-the-money" at year end are considered equity securities and are excluded;
- convertibles that are "out-of-the-money" at year end are treated as fixed rate debt securities and we assumed we will repay the principal amount in full at maturity and we ignored the exercise of embedded equity options; and
- financial instruments contain no other call or leverage features material to our analysis.

On this basis, we estimate the potential loss in fair value from changes in interest rates to be $4.6 million, virtually all of which is attributable to Genzyme General. The variance in interest rate risk is attributable to a similar debt portfolio with a slight change in portfolio structure. The estimate of potential loss does not include a separate determination of potential losses due to changes in credit spreads. Our investments are investment grade securities and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely. The potential loss estimated above on all market risk sensitive instruments reflects a fair value loss on debt offset by a fair value loss on assets. We expect to hold our debt to maturity or conversion, whichever is sooner. Therefore, the realization of the potential loss on debt obligations is unlikely.

Foreign Exchange Risk

As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates, primarily to the Euro and its component currencies, British pounds and Japanese yen. These exposures are reflected in market risk sensitive instruments, including foreign currency receivables and payables and foreign exchange forward contracts. During 2001, our risk management strategy for foreign exchange exposure periodically included the use of forward contracts. As of December 31, 2001, we estimate the potential loss in fair value of the forward contracts due to a 10% change in exchange rates to be $3.6 million, virtually all of which is attributable to Genzyme General. The increase in foreign exchange risk is attributable to a similar foreign exchange portfolio on a net basis but an increase in foreign denominated cash balances.

Equity Price Risk

We hold investments in a limited number of domestic and European equity securities, substantially all of which are allocated to Genzyme General. We estimate the potential loss in fair value due to a 10% decrease in equity prices of each security held at year-end to be $13.2 million. This estimate assumes no change in foreign exchange rates from year-end spot rates. The increase in potential equity risk is largely explained by the fact that the size of our portfolio has decreased from a market value of $119.6 million for the year ended December 31, 2000 to $88.7 million for the year ended December 31, 2001.

Factors Affecting Future Operating Results

The future operating results of Genzyme Corporation and its subsidiaries could differ materially from the results described above due to the following risks and uncertainties, which relate to us generally and affect all of our operating divisions.

A reduction in revenue from sales of products that treat Gaucher disease would have an adverse effect on our business. We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase enzyme. Because production of Ceredase enzyme was subject to supply constraints, we developed Cerezyme enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme enzyme, scientists engineer Chinese hamster ovary cells to produce human glucocerebrosidase. We stopped producing Ceredase enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase enzyme converted to Cerezyme enzyme. Sales of Ceredase enzyme and Cerezyme enzyme totaled $569.9 million for the year ended December 31, 2001, representing approximately 51% of our consolidated revenues for that year.

Because our business is highly dependent on Cerezyme enzyme, a decline in the growth rate of Cerezyme enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Oxford Glycosciences plc, for example, is developing Vevesca (OGT 918), a small molecule drug candidate for the treatment of Gaucher disease. OGT 918 has been granted orphan drug status in the United States for treatment in Gaucher and Fabry diseases, and has been designated as an orphan medicinal product in the European Union for the treatment of Gaucher disease. In 2001, Oxford Glycosciences submitted a Marketing Authorisation Application (MAA) to the European Agency for the Evaluation of Medicinal Products (EMEA), as well as a new drug application (NDA) to the FDA for OGT 918 for the oral treatment of Type 1 Gaucher disease. Although orphan drug status for Cerezyme enzyme, which provided us with exclusive marketing rights for Cerezyme enzyme in the United States, expired in May 2001, we continue to have patents protecting our method of manufacturing Cerezyme enzyme until 2010 and the composition of Cerezyme enzyme until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme enzyme to increased competition, which may decrease the amount of revenue we receive from this product or the growth of that revenue.

In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme enzyme with other therapeutic products or reduce the amount of Cerezyme enzyme prescribed, could result in a decline in Cerezyme enzyme sales.

Our future earnings growth will depend on our ability to increase sales of Renagel phosphate binder. In November 1998, we launched, through a joint venture with GelTex, Renagel phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel phosphate binder when administered to pre-dialysis patients. Our ability to increase sales of Renagel phosphate binder will depend on a number of factors, including:

- the results of additional clinical trials for additional indications and expanded labeling;
- acceptance by the medical community of Renagel phosphate binder over calcium-based phosphorous binders as the preferred treatment for elevated serum phosphorous levels in dialysis patients;
- the availability of competing treatments serving the dialysis market;
- our ability to manufacture Renagel phosphate binder at a reasonable price;
- the effectiveness of our sales force;
- our ability to manufacture Renagel phosphate binder in sufficient quantities to meet demand;
- optimal dosing and patient compliance with respect to Renagel phosphate binder;
- the content and timing of our submissions to and decisions by regulatory authorities;
- our ability to successfully expand manufacturing systems;
- the availability of reimbursement from third-party payors, and the extent of coverage; and
- the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

Government regulation imposes significant costs and restrictions on the development and commercialization of our products and services. Our success will depend on our ability to satisfy regulatory requirements. We may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the Food and Drug Administration, commonly referred to as the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

- issuing warning letters;
- issuing fines and other civil penalties;
- suspending regulatory approvals;
- refusing approval of pending applications or supplements to approved applications;
- suspending product sales in the United States and/or exports from the United States;
- recalling products; and
- seizing products.

Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

Legislative changes may adversely impact our business. The FDA has designated some of our products as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition, which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

- the pricing of therapeutic products and medical devices in the United States or internationally; and
- the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

The development of our products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing. Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product in preclinical studies;
- clinical trial data that is insufficient to support the safety or effectiveness of the product; or
- our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

Any marketable products that we develop may not be commercially successful. Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

- regulation by the FDA and other government authorities;
- market acceptance by doctors and hospital administrators;
- the effectiveness of our sales force;
- the effectiveness of our production and marketing capabilities;
- the success of competitive products; and
- the availability and extent of reimbursement from third-party payors.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

We will require significant additional financing, which may not be available or available on terms favorable to us. As of December 31, 2001, we had approximately $1.1 billion in cash, cash equivalents and short and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

- product development and marketing;
- expanding facilities and staff;
- working capital, including satisfaction of our obligations under capital and operating leases; and
- strategic business initiatives.

We may further reduce available cash reserves to pay principal and interest on the following debt:

- $575.0 million in principal under our 3% convertible subordinated debentures due May 2021, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock. Holders of debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of purchase;
- $234.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery; and
- $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished.

To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

We may fail to protect adequately our proprietary technology, which would allow competitors to take advantage of our research and development efforts. Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protections, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise

become known or be independently discovered by our competitors.

We may be required to license technology from competitors in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses will be available. Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights. A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

- pay monetary damages;
- stop commercial activities relating to the affected products or services;
- obtain a license in order to continue manufacturing or marketing the affected products or services; or
- compete in the market with a substantially similar product.

Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

We may be liable for product liability claims not covered by insurance. Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- diversion of management's time and attention;
- expenditure of large amounts of cash on legal fees, expenses and payment of damages;
- decreased demand for our products and services; and
- injury to our reputation.

In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix. On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix's Synvisc viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management's time and attention.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capabilities or marketing position. The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have. Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies Inc. submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme enzyme in the United States for up to seven years. Both Genzyme and

Transkaryotic Therapies received European Medicines Evaluation Agency, or EMEA, approval for their respective Fabry disease therapies, and were granted the European equivalent of orphan drug designation in the European Union for up to ten years. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we are unable to keep up with rapid technological changes, our products or services may become obsolete. The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

If we fail to obtain adequate levels of reimbursement for our products from third-party payors, the commercial potential of our products will be significantly limited. A substantial portion of our revenue comes from payments by third-party payors, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by:

- challenging the prices charged for healthcare products and services;
- limiting both coverage and the amount of reimbursement for new therapeutic products;
- shifting increasing payments for products and services through copays, coinsurance and other risk sharing arrangements;
- denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payors; and
- refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

Government and other third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payors may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

Changes in the economic, political, legal and business environments in the foreign countries in which we do business could cause our international sales and operations, which account for a significant percentage of our consolidated net sales, to be limited or disrupted. Our international operations accounted for 35% of our consolidated revenues for the year ended December 31, 2001, 39% of our consolidated revenues for the year ended December 31, 2000 and 41% of our consolidated revenues for the year ended December 31, 1999. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in the United Kingdom, Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

- fluctuations in currency exchange rates;
- the imposition of governmental controls;
- less favorable intellectual property or other applicable laws;
- the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;
- import and export license requirements;
- political instability;
- terrorist activities;
- trade restrictions;
- changes in tariffs;
- difficulties in staffing and managing international operations; and
- longer payment cycles.

A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

Several anti-takeover provisions may deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control. Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a

change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, our board of directors may, in its sole discretion:

- exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and
- issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Operations

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Revenues:			
Net product sales	**$1,110,254**	$811,897	$683,482
Net service sales	**98,370**	84,482	79,448
Revenues from research and development contracts:			
Related parties	**3,279**	509	2,012
Other	**11,727**	6,432	7,346
Total revenues	**1,223,630**	903,320	772,288
Operating costs and expenses:			
Cost of products sold	**307,425**	232,383	182,337
Cost of services sold	**56,173**	50,177	49,444
Selling, general and administrative	**424,640**	264,551	242,797
Research and development (including research and development related to contracts)	**264,004**	169,478	150,516
Amortization of intangibles	**121,124**	22,974	24,674
Purchase of in-process research and development	**95,568**	200,191	5,436
Charge for impaired asset	**–**	4,321	–
Total operating costs and expenses	**1,268,934**	944,075	655,204
Operating income (loss)	**(45,304)**	(40,755)	117,084
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(35,681)**	(44,965)	(42,696)
Gain on affiliate sale of stock	**212**	22,689	6,683
Minority interest	**2,259**	4,625	3,674
Gain (loss) on investments in equity securities	**(25,996)**	15,873	(3,749)
Gain (loss) on sale of product line	**(24,999)**	–	8,018
Other	**(2,205)**	5,188	14,527
Investment income	**50,504**	45,593	36,158
Interest expense	**(37,133)**	(15,710)	(21,771)
Total other income (expenses)	**(73,039)**	33,293	844
Income (loss) before income taxes	**(118,343)**	(7,462)	117,928
Benefit from (provision for) income taxes	**2,020**	(55,478)	(46,947)
Net income (loss) before cumulative effect of change in accounting principle	**$ (116,323)**	$ (62,940)	$ 70,981
Cumulative effect of change in accounting principle	**4,167**	–	–
Net income (loss)	**$ (112,156)**	$ (62,940)	$ 70,981
Comprehensive income (loss), net of tax:			
Net income (loss)	**$ (112,156)**	$ (62,940)	$ 70,981
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**(6,003)**	(14,569)	(14,883)
Unrealized loss on derivatives	**(943)**	–	–
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	**(10,577)**	9,876	24,946
Reclassification adjustment for (gains) losses included in net income (loss)	**16,429**	3,788	2,092
Unrealized gains on securities, net	**5,852**	13,664	27,038
Other comprehensive income (loss)	**(1,094)**	(905)	12,155
Comprehensive income (loss)	**$ (113,250)**	$ (63,845)	$ 83,136

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Net Income (Loss) Per Share:			
Allocated to Genzyme General Stock:			
Genzyme General net income before cumulative effect of change in accounting principle	$ 3,879	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	4,167	–	–
Genzyme General net income	8,046	85,956	142,077
Genzyme Surgical Products net loss	–	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	24,593	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	11,904	7,476	7,812
Net income allocated to Genzyme General Stock	$ 44,543	$121,455	$149,360
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	$ 0.20	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle	0.02	–	–
Net income per share allocated to Genzyme General Stock	$ 0.22	$ 0.71	$ 0.90
Diluted:			
Net income per share before cumulative effect of change in accounting principle	$ 0.19	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle	0.02	–	–
Net income per share allocated to Genzyme General Stock	$ 0.21	$ 0.68	$ 0.85
Weighted average shares outstanding:			
Basic	202,221	172,263	166,185
Diluted	211,176	179,366	186,456
Allocated to Biosurgery Stock:			
Genzyme Biosurgery net loss	$(145,170)	$ (87,636)	
Allocated tax benefit	18,189	448	
Net loss allocated to Biosurgery Stock	$(126,981)	$ (87,188)	
Net loss per share of Biosurgery Stock – basic and diluted	$ (3.34)	$ (2.40)	
Weighted average shares outstanding	37,982	36,359	
Allocated to Molecular Oncology Stock:			
Net loss	$ (29,718)	$ (23,096)	$ (28,832)
Net loss per share of Molecular Oncology Stock – basic and diluted	$ (1.82)	$ (1.60)	$ (2.25)
Weighted average shares outstanding	16,350	14,446	12,826
Allocated to Surgical Products Stock:			
Net loss		$ (54,748)	$ (20,514)
Net loss per share of Surgical Products Stock – basic and diluted		$ (3.67)	$ (1.38)
Weighted average shares outstanding		14,900	14,835
Allocated to Tissue Repair Stock:			
Net loss		$ (19,833)	$ (30,040)
Net loss per share of Tissue Repair Stock – basic and diluted		$ (0.69)	$ (1.26)
Weighted average shares outstanding		28,716	23,807

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Balance Sheets

(Amounts in thousands, except share amounts)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 247,011**	$ 236,213
Short-term investments	**66,481**	104,586
Accounts receivable, net	**259,283**	205,094
Inventories	**171,409**	170,341
Prepaid expenses and other current assets	**35,408**	37,681
Deferred tax assets – current	**70,196**	46,836
Total current assets	**849,788**	800,751
Property, plant and equipment, net	**635,314**	504,412
Long-term investments	**807,766**	298,841
Notes receivable-related party	**-**	10,350
Intangibles, net	**1,506,646**	1,539,782
Investments in equity securities	**88,686**	121,251
Other noncurrent assets	**47,545**	42,713
Total assets	**$3,935,745**	$3,318,100
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 47,860**	$ 26,165
Accrued expenses	**144,740**	139,683
Income taxes payable	**75,944**	46,745
Deferred revenue	**6,700**	8,609
Current portion of long-term debt and capital lease obligations	**7,746**	19,897
Total current liabilities	**282,990**	241,099
Long-term debt and capital lease obligations	**259,809**	381,560
Convertible notes and debentures	**585,000**	283,680
Deferred tax liabilities	**173,126**	230,384
Other noncurrent liabilities	**25,631**	6,236
Total liabilities	**1,326,556**	1,142,959
Commitments and contingencies (Notes I, K, M)		
Stockholders' equity:		
Preferred stock, $0.01 par value	**-**	–
Common stock $0.01 par value:		
Genzyme General Stock, $0.01 par value	**2,132**	1,912
Biosurgery Stock, $0.01 par value	**395**	364
Molecular Oncology Stock, $0.01 par value	**168**	159
Treasury common stock, at cost:		
Genzyme General Stock	**(901)**	(901)
Additional paid-in capital – Genzyme General Stock	**1,749,097**	1,268,328
Additional paid-in capital – Biosurgery Stock	**843,544**	823,353
Additional paid-in capital – Molecular Oncology Stock	**148,481**	111,484
Deferred compensation	**(2,377)**	(9,943)
Notes reveivable from stockholders	**(13,245)**	(14,760)
Accumulated deficit	**(117,894)**	(5,738)
Accumulated other comprehensive income	**(211)**	883
Total stockholders' equity	**2,609,189**	2,175,141
Total liabilities and stockholders' equity	**$3,935,745**	$3,318,100

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	**$(112,156)**	$ (62,940)	$ 70,981
Reconciliation of net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**179,009**	57,930	62,652
Non-cash compensation expense	**10,196**	2,185	58
Provision for bad debts	**1,116**	4,277	13,031
Note received from a collaborator	**-**	(10,350)	–
Write-off of note received from a collaborator	**10,159**	–	–
Charges for in-process research and development	**95,568**	200,191	5,436
Equity in net loss of unconsolidated affiliates	**35,681**	44,965	42,696
Gain on affiliate sale of stock	**(212)**	(22,689)	(6,683)
(Gain) loss on investments in equity securities	**25,996**	(15,873)	3,749
Minority interest in net loss of subsidiary	**(2,259)**	(4,625)	(3,674)
Deferred income tax benefit	**(58,799)**	(6,580)	(6,061)
Loss on disposal of fixed assets	**-**	532	917
Accrued interest/amortization of marketable securities	**-**	2,507	(1,647)
(Gain) loss on sale of product line	**24,999**	–	(8,018)
Other	**(2,283)**	2,677	1,881
Increase (decrease) in cash from working capital changes:			
Accounts receivable	**(58,385)**	(34,064)	(18,682)
Inventories	**(6,668)**	(9,549)	(1,691)
Prepaid expenses and other current assets	**441**	(8,768)	12,215
Accounts payable, accrued expenses, and deferred revenue	**30,811**	(26,339)	(33,049)
Income taxes payable and tax benefits from stock options	**51,874**	63,607	69,900
Net cash provided by operating activities	**225,088**	177,094	204,011
Cash Flows from Investing Activities:			
Purchases of investments	**(978,595)**	(553,506)	(509,177)
Sales and maturities of investments	**522,400**	754,437	438,530
Purchases of equity securities	**(11,138)**	(29,102)	(17,700)
Proceeds from sale of investments in equity securities	**2,467**	33,124	11,090
Purchases of property, plant and equipment	**(184,304)**	(75,441)	(57,724)
Sale of property, plant and equipment	**1,047**	26	188
Proceeds from sale of product line	**15,862**	–	5,000
Acquisitions, net of acquired cash	**(74,460)**	(643,779)	(6,500)
Purchase of technology rights	**-**	(75)	(11,400)
Investments in unconsolidated affiliates	**(39,677)**	(23,497)	(46,621)
Proceeds from notes receivable	**-**	–	8,360
Final distribution from joint venture	**-**	–	881
Other	**2,596**	(8,160)	2,859
Net cash used in investing activities	**(743,802)**	(545,973)	(182,214)

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock	91,517	116,181	59,986
Proceeds from issuance of debt	579,062	350,000	5,000
Payments of debt and capital lease obligations	(156,743)	(5,000)	(85,081)
Bank overdraft	8,058	12,306	9,625
Payments of notes receivable from stockholders	3,365	–	–
Other	4,942	2,076	2,289
Net cash provided by (used in) financing activities	530,201	475,563	(8,181)
Effect of exchange rate changes on cash	(689)	(627)	(2,072)
Increase in cash and cash equivalents	10,798	106,057	11,544
Cash and cash equivalents at beginning of period	236,213	130,156	118,612
Cash and cash equivalents at end of period	$ 247,011	$236,213	$130,156
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	$ 35,238	$ 15,998	$ 20,151
Income taxes	$ 19,550	$ 34,014	$ 30,992

Supplemental disclosures of non-cash transactions:
- Other gains and charges – Note B.
- Dispositions of assets – Note C.
- Acquisitions – Note D.
- Investments in unconsolidated affiliates – Note I.
- Conversion of 5¼% convertible subordinated notes – Note K.
- Conversion of 5% convertible subordinated debentures – Note K.
- Warrant exercise – Note L.

In conjunction with the acquisitions of Novazyme, Focal, Wyntek, GDP, Biomatrix and GelTex, liabilities were assumed as follows:

(Amounts in thousands)	For the Years Ended December 31, 2001	2000
Fair value of assets acquired	$ 85,675	$ 994,481
Goodwill	47,272	561,896
Acquired in-process research and development	95,568	200,191
Deferred compensation	2,630	10,272
Issuance of common stock and options	(129,392)	(774,458)
Net cash paid for acquisition and acquisition costs	(80,356)	(660,187)
Existing equity investment	(5,488)	–
Liabilities for exit activities and integration	(1,740)	(6,716)
Net deferred tax liability assumed	(4,817)	(246,591)
Net liabilities assumed	$ 9,352	$ 78,888

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	**2001**	2000	1999
Common Stock:						
Genzyme General Stock:						
Balance at beginning of year	**191,182**	168,704	162,788	**$1,912**	$1,688	$1,628
Issuance of Genzyme General Stock under stock plans	**5,406**	6,706	5,916	**54**	66	60
Exercise of warrants and stock purchase rights	**127**	–	–	**1**	–	–
Shares issued for acquisition of GelTex	**–**	15,772	–	**–**	158	–
Shares issued for acquisition of Novazyme	**2,562**	–	–	**26**	–	–
Shares issued in connection with conversion of 5¼% convertible notes	**12,597**	–	–	**126**	–	–
Shares issued in connection with conversion of 5% convertible debentures	**1,305**	–	–	**13**	–	–
Balance at end of year	**213,179**	191,182	168,704	**$2,132**	$1,912	$1,688
Biosurgery Stock:						
Balance at beginning of year	**36,398**	–		**$ 364**	$ –	
Issuance of Biosurgery Stock under stock plans	**384**	46		**4**	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,092		**–**	91	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	9,679		**–**	97	
Shares issued in connection with conversion of 5¼% convertible notes	**685**	–		**6**	–	
Shares issued for acquisition of Focal	**2,087**	–		**21**	–	
Shares issued for acquisition of Biomatrix	**–**	17,581		**–**	176	
Balance at end of year	**39,554**	36,398		**$ 395**	$ 364	
Molecular Oncology Stock:						
Balance at beginning of year	**15,905**	13,421	12,648	**$ 159**	$ 134	$ 126
Issuance of Molecular Oncology Stock under stock plans	**175**	345	129	**2**	4	2
Issuance of Molecular Oncology designated shares	**–**	–	27	**–**	–	–
Sales of Molecular Oncology Stock	**–**	2,139	–	**–**	21	–
Shares issued in connection with conversion of 5¼% convertible notes	**682**	–	–	**7**	–	–
Issuance of Molecular Oncology Stock in connection with the purchase of joint venture interest	**–**	–	617	**–**	–	6
Balance at end of year	**16,762**	15,905	13,421	**$ 168**	$ 159	$ 134

The accompanying notes are an integral part of these consolidated financial statements.

	Shares (In Thousands)			Dollars (In Thousands)		
	2001	2000	1999	**2001**	2000	1999
Common Stock:						
Surgical Products Stock:						
Balance at beginning of year		14,835	–		$ 148	$ –
Initial distribution of Genzyme Surgical Products designated shares		–	14,792		–	148
Issuance of Surgical Products Stock under stock plans		169	43		2	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(15,004)	–		(150)	–
Balance at end of year		–	14,835		$ –	$ 148
Tissue Repair Stock:						
Balance at beginning of year		28,504	20,921		$ 285	$ 209
Issuance of Tissue Repair Stock under stock plans		374	325		4	3
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	7,258		–	73
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(28,878)	–		(289)	–
Balance at end of year		–	28,504		$ –	$ 285
Tresury Common Stock (At Cost):						
Genzyme General Stock:						
Balance at beginning of year	**(106)**	(106)	(106)	**$(901)**	$(901)	$(901)
Purchases	**–**	–	–	**–**	–	–
Balance at end of year	**(106)**	(106)	(106)	**$(901)**	$(901)	$(901)

The accompanying notes are an integral part of these consolidated financial statements.

Genzyme Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (continued)

(Amounts in thousands)	2001	2000	1999
Additional Paid-in Capital:			
Genzyme General Stock:			
Balance at beginning of year	**$1,268,328**	$ 635,284	$ 958,205
Issuance of Genzyme General Stock under stock plans	**86,651**	85,315	59,557
Exercise of warrants and stock purchase rights	**2,290**	–	–
Allocation of cash to Genzyme Biosurgery for Biosurgery designated shares	**(12,000)**	–	–
Allocation of cash to Genzyme Tissue Repair for Tissue Repair designated shares	**–**	(9,910)	(4,937)
Allocation of cash to Genzyme Molecular Oncology for Molecular Oncology designated shares	**(4,040)**	(15,000)	–
Allocation of cash to Genzyme Surgical Products for Surgical Products designated shares	**–**	–	(376,271)
Tax benefit from disqualified dispositions	**50,176**	17,041	24,238
Conversion of 5¼% convertible notes	**245,946**	–	–
Conversion of 5% convertible debentures	**21,187**	–	–
Acquisition of Novazyme	**119,572**	–	–
Acquistion of GelTex	**–**	554,063	–
Stock based compensation expense	**–**	1,536	–
Transfer of interest in joint venture from Genzyme Tissue Repair	**–**	–	(25,000)
Payment to Genzyme Tissue Repair for research program	**–**	–	(100)
Allocation of cash to Genzyme Molecular Oncology in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	**(32,000)**	–	–
Other	**2,987**	(1)	(408)
Balance at end of year	**$1,749,097**	$1,268,328	$ 635,284
Biosurgery Stock:			
Balance at beginning of year	**$ 823,353**	$ –	
Issuance of Biosurgery Stock under stock plans	**1,551**	298	
Allocation of cash from Genzyme General for Biosurgery designated shares	**12,000**	–	
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	377,090	
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery	**–**	228,288	
Acquisition of Focal	**9,780**		
Acquisition of Biomatrix	**–**	217,719	
Other	**(3,140)**	(42)	
Balance at end of year	**$ 843,544**	$ 823,353	

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	2001	2000	1999
Molecular Oncology Stock:			
Balance at beginning of year	$111,484	$ 67,672	$ 63,427
Issuance of Molecular Oncology Stock under stock plans	957	1,829	306
Allocation of cash from Genzyme General for Molecular Oncology designated shares	4,040	15,000	–
Issuance of Molecular Oncology Stock in connection with public offering	–	26,980	–
Allocation of cash from Genzyme General in exchange for the reallocation of diagnostic assets from Genzyme Molecular Oncology to Genzyme General	32,000	–	–
Issuance of Molecular Oncology Stock in connection with conversion of 5¼% convertible notes	(7)	–	–
Shares issued upon purchase of joint venture interest	–	–	3,929
Other	7	3	10
Balance at end of year	$148,481	$ 111,484	$ 67,672
Surgical Products Stock:			
Balance at beginning of year		$ 376,123	$ –
Allocation of cash from Genzyme General for Surgical Products designated shares		–	376,271
Issuance of Surgical Products Stock under stock plans		908	–
Conversion of Surgical Products Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(377,031)	
Initial distribution of Genzyme Surgical Products designated shares		–	(148)
Balance at end of year		$ –	$376,123
Tissue Repair Stock:			
Balance at beginning of year		$ 217,103	$174,198
Issuance of Tissue Repair Stock under stock plans		794	458
Issuance of Tissue Repair Stock in connection with conversion of 6% convertible note		–	12,410
Gain on transfer of interest in joint venture to Genzyme General		–	25,000
Payment from Genzyme General for research program		–	100
Issuance of Tissue Repair Stock in connection with research program		289	–
Allocation of cash from Genzyme General for Tissue Repair designated shares		9,910	4,937
Conversion of Tissue Repair Stock to Biosurgery Stock upon creation of Genzyme Biosurgery		(228,096)	–
Stock compensation expense (unearned compensation), net		–	–
Balance at end of year		$ –	$217,103

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands)	2001	2000	1999
Deferred Compensation:			
Balance at beginning of year	$ (9,943)	$ (134)	$ (192)
Deferred compensation associated with GelTex acquisition	-	(10,206)	–
Deferred compensation associated with Biomatrix acquisition	-	(66)	–
Deferred compensation associated with Novazyme acquisition	(2,630)	–	–
Amortization of deferred compensation	10,196	463	58
Balance at end of year	$ (2,377)	$ (9,943)	$ (134)
Notes Receivable from Stockholders:			
Balance at beginning of year	$ (14,760)	$ –	$ –
Notes acquired in connection with Biomatrix acquisition	-	(14,760)	–
Notes acquired in connection with Focal acquisition	(535)	–	–
Notes acquired in connection with Novazyme acquisition	(1,316)	–	–
Payments of Biomatrix notes receivable	2,769	–	–
Payments of Focal notes receivable	72	–	–
Payments of Novazyme notes receivable	541	–	–
Accrued interest receivable on Novazyme notes	(16)	–	–
Balance at end of year	$ (13,245)	$(14,760)	$ –
Retained Earnings (Accumulated Deficit):			
Balance at beginning of year	$ (5,738)	$ 57,202	$(13,779)
Net income	(112,156)	(62,940)	70,981
Balance at end of year	$(117,894)	$ (5,738)	$ 57,202
Accumulated Other Comprehensive Income, Net of Tax:			
Balance at beginning of year	$ 883	$ 1,788	$(10,367)
Foreign currency translation adjustments	(6,003)	(14,569)	(14,883)
Change in unrealized gains (losses) on investments and derivatives	4,909	13,664	27,038
Accumulated other comprehensive income (loss)	$ (211)	$ 883	$ 1,788

The accompanying notes are an integral part of these consolidated financial statements.

Note A. Summary of Significant Accounting Policies

Business

We are a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. We have three operating divisions:

- Genzyme General, which develops and markets:
  - therapeutic products, with an expanding focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics;
  - diagnostic products, with a focus on *in vitro* diagnostics; and
  - other products and services, such as genetic testing and pharmaceutical drug materials.
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule drug discovery and protein therapeutic capabilities.

We currently have three series of common stock designed to reflect the value and track the performance of one of our divisions. We refer to our series of common stock as follows:

- Genzyme General Division Common Stock = "Genzyme General Stock;"
- Genzyme Biosurgery Division Common Stock = "Biosurgery Stock;" and
- Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

On December 18, 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Each outstanding share of Genzyme Surgical Products Division common stock, or "Surgical Products Stock," was converted into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Genzyme Tissue Repair Division common stock, or "Tissue Repair Stock," was converted into 0.3352 of a share of Biosurgery Stock. All outstanding options to purchase Surgical Products Stock and Tissue Repair Stock were converted into options to purchase Biosurgery Stock at the applicable conversion rates.

Basis of Presentation

Our consolidated financial statements for each period include the balance sheets, results of operations and cash flows of each of our divisions, and for our corporate operations taken as a whole. We eliminate all significant intracompany items and transactions in consolidation. We have reclassified certain 2000 and 1999 data to conform with our 2001 presentation.

Tracking Stocks

We also refer to our series of stock as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock is defined in our charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among our divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, we include financial statements and management's discussion and analysis for the corporation, as well as for each of our divisions, to aid investors in evaluating our performance and the performance of each of our divisions.

While each tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division. Our divisions are not separate companies or legal entities, and therefore do not and cannot issue stock. Holders of tracking stock have no specific rights to assets allocated to the corresponding division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets were initially allocated to each division and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between our divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned and majority-owned subsidiaries. For consolidated majority-owned subsidiaries in which we own greater than 50%, we record a minority interest in the consolidated financial statements to account for the ownership interest of the minority owner. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Our consolidated net income includes our share of the earnings of these entities. All significant intercompany accounts and transactions have been eliminated in consolidation. For additional information on our investments, please read Note I "Investments" below.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future growth and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

Under generally accepted accounting principles, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates.

Financial Instruments

A number of financial instruments subject us to significant credit risk, including cash and cash equivalents, current and non-current investments, and accounts receivable. We generally invest our cash in investment-grade securities to mitigate risk.

Cash and Cash Equivalents

We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds and municipal notes with original maturities of three months or less.

Investments

We invest our excess cash balances in short-term and long-term marketable securities. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies. We use the equity method to account for investments in entities in which we have a substantial ownership interest (20% to 50%), or in which we participate in policy decisions. Other investments are accounted for as described below.

We classify all of our marketable equity investments as available-for-sale. We classify our investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities. As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. If any adjustment to fair value reflects a decline in the value of the investment, we consider all available evidence to evaluate the extent to which the decline is "other than temporary" and mark the investment to market through a charge to our statement of operations. Investments in equity securities for which fair value is not readily determinable are carried at cost, subject to review for impairment.

We classify our investments with remaining maturities of 12 months or less as short-term investments. We classify our investments with remaining maturities of greater than twelve months as long-term investments.

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

We analyze our inventory levels quarterly and write down to its net realizable value:

- inventory that has become obsolete;
- inventory that has a cost basis in excess of its expected net realizable value;
- inventory in excess of expected requirements; and
- expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Property, Plant and Equipment

We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute useful lives as follows:

- plant and equipment – three to ten years;
- furniture and fixtures – five to seven years; and
- buildings – 20 to 40 years.

We depreciate certain specialized manufacturing equipment and facilities, all of which are allocated to Genzyme General, over their remaining useful lives using the units-of-production method. We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

We amortize leasehold improvements over their useful life or, if shorter, the term of the applicable lease.

For products we expect to be commercialized, we capitalize, to construction-in-progress, the costs we incur in validating the manufacturing process. We begin this capitalization when we consider the product to have demonstrated technological feasibility and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and incremental fixed overhead and interest. We generally depreciate these costs using the straight-line method.

Intangibles

Our intangible assets consist of:

- goodwill;
- covenants not to compete;

- purchased technology rights;
- customer lists; and
- patents, trademarks and trade names.

We amortize intangible assets using the straight-line method over useful lives of 1.5 to 40 years.

Accounting for the Impairment of Long-Lived Assets

We evaluate the recoverability of our intangible and other long-lived assets when the facts and circumstances suggest that these assets may be impaired. When we conduct such an evaluation we consider several factors, including operating results, business plans, economic projections, strategic plans and market emphasis. Our evaluations also compare expected cumulative, undiscounted operating incomes or cash flows of these assets with the net book values of the related intangible assets. We charge unrealizable intangible and long-lived asset values to operations if our evaluations indicate that the value of these assets are impaired.

Translation of Foreign Currencies

We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

- the current exchange rate at each balance sheet date for assets and liabilities; and
- the average exchange rate prevailing during each period for revenues and expenses.

We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we included translation adjustments for these subsidiaries in stockholders' equity. We also record as a charge or credit to stockholders' equity exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes cumulative foreign currency charges of $40.2 million at December 31, 2001 and $34.2 million at December 31, 2000.

Gains and losses on all other foreign currency transactions are included in our results of operations, although these amounts are not material to our financial statements.

Derivative Instruments

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that we recognize all derivative instruments as either assets or liabilities in our consolidated balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statements of operations for the year ended December 31, 2001 to recognize the fair value of warrants to purchase shares of Genzyme Transgenics common stock that we held on January 1, 2001. Transition adjustments pertaining to interest rate swaps designated as cash-flow hedges and foreign currency forward contracts were not significant.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

We recognize revenue from service sales when we have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably

estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Research and Development

We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Issuance of Stock By a Subsidiary or an Affiliate

We include gains on the issuance of stock by our subsidiaries and affiliates in net income unless that subsidiary or affiliate is a research and development, start-up or development stage company or an entity whose viability as a going concern is under consideration. In those situations, we account for the change in our equity ownership of that subsidiary or affiliate as an equity transaction.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes. Our provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

We file a consolidated return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. In preparing financial statements for our operating divisions we assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions.

We have not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries. We do not believe it is practicable to determine the tax liability associated with the repatriation of our foreign earnings because it is our policy to indefinitely reinvest these earnings in non-U.S. operations. At December 31, 2001, these undistributed foreign earnings totaled approximately $58.8 million.

Net Income (Loss) Per Share

We calculate earnings per share for each series of stock using the two-class method. To calculate basic earnings per share for each series of stock, we divide the earnings allocated to each series of stock by the weighted average number of outstanding shares of that series of stock during the applicable period. When we calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period. We allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock, as defined in our charter, is equal to the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with our management and accounting policies. Earnings attributable to Biosurgery Stock, Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock are defined similarly and, as such, are based on the net income or loss of the corresponding division as adjusted for the allocation of tax benefits.

We calculate the income tax provision of each division as if such division were a separate taxpayer, which includes assessing realizability of deferred tax assets at the division level. Our management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without compensating payment or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General, which are included in earnings attributable to Genzyme General Stock, were:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Tax benefits allocated from:			
Genzyme Biosurgery	**$24,593**	$28,023	$26,994
Genzyme Molecular Oncology	**11,904**	7,476	7,812
Total	**$36,497**	$35,499	$34,806

In future periods, Genzyme Biosurgery or Genzyme Molecular Oncology may recognize deferred tax assets in the calculation of their respective tax provisions determined on a separate division basis in accordance with generally accepted accounting principles. However, to the extent the benefit of those deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, the benefit will be reflected as a reduction of net income in determining net income attributable to Biosurgery Stock or Molecular Oncology Stock. As of December 31, 2001, the total tax benefits previously allocated to Genzyme General were (in thousands):

Genzyme Biosurgery	$193,312
Genzyme Molecular Oncology	36,428

Genzyme General Stock

As described in Note L., "Stockholders' Equity," we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

The following table sets forth our computation of basic and diluted net income per share of Genzyme General Stock:

(Amounts in thousands, except per share amounts)	For the Years Ended December 31, 2001	2000	1999
Genzyme General net income before cumulative effect of change in accounting principle	**$ 3,879**	$ 85,956	$142,077
Cumulative effect of change in accounting principle, net of tax	**4,167**	–	–
Genzyme General net income	**8,046**	85,956	142,077
Genzyme Surgical Products net loss	**–**	–	(27,523)
Tax benefit allocated from Genzyme Biosurgery	**24,593**	28,023	26,994
Tax benefit allocated from Genzyme Molecular Oncology	**11,904**	7,476	7,812
Net income allocated to Genzyme General Stock – basic	**44,543**	121,455	149,360
Effect of dilutive securities, net of tax [1]:			
5¼% convertible subordinated notes [2]:			
Interest expense	**–**	–	8,375
Amortization of purchasers' discount and offering costs	**–**	–	597
5% convertible subordinated debentures [3]:			
Interest expense	**–**	–	676
Amortization of debt offering costs	**–**	–	113
Net income allocated to Genzyme General Stock – diluted	**$ 44,543**	$121,455	$159,121
Shares used in computing net income per common share – basic	**202,221**	172,263	166,185
Effect of dilutive securities:			
Stock options [4]	**8,914**	7,103	6,345
Warrants	**41**	–	40
5¼% convertible subordinated notes [1,2]	**–**	–	12,626
5% convertible subordinated debentures [1,3]	**–**	–	1,260
Dilutive potential common shares	**8,955**	7,103	20,271
Shares used in computing net income per share – diluted [4]	**211,176**	179,366	186,456
Net income per share of Genzyme General Stock:			
Basic:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.20**	$ 0.71	$ 0.90
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$ 0.22**	$ 0.71	$ 0.90
Diluted [4,6]:			
Net income per share before cumulative effect of change in accounting principle	**$ 0.19**	$ 0.68	$ 0.85
Per share cumulative effect of change in accounting principle [5]	**0.02**	–	–
Net income per share allocated to Genzyme General Stock	**$0.21**	$0.68	$0.85

[1] *The effect of the assumed conversion of the 5¼% convertible subordinated notes and 5% convertible subordinated debentures has been excluded for the years ended December 31, 2001 and 2000 as the effect was anti-dilutive.*

[2] *We issued these notes in May 1998 and amortized the purchasers' discount and offering costs of approximately $7.0 million over the term of the notes, which were due to mature in June 2005. These notes were converted into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock in 2001.*

[3] *We issued these debentures in August 1998 and amortized the offering costs of approximately $0.9 million over the term of the debentures, which were due to mature in August 2003. These debentures were converted in 2001 into shares of Genzyme General Stock.*

[4] *We did not include the securities described in the following table in the computation of Genzyme General's diluted earnings per share for each period because these securities had an exercise price greater than the average market price of Genzyme General Stock:*

(Amounts in thousands)	December 31, 2001	2000	1999
Shares of Genzyme General Stock issuable for options	**2,170**	3,492	4,188
Shares of Genzyme General Stock issuable for warrants	**–**	92	52
Total shares with exercise prices greater than the average market price of Genzyme General Stock during the period	**2,170**	3,584	4,240

[5] *On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our consolidated statement of operations to record the fair value of certain warrants held on January 1, 2001.*

[6] *We did not include the potentially dilutive effect of the assumed conversion of the $575.0 million in principal of 3% convertible subordinated debentures allocated to Genzyme General in the computation of Genzyme General's dilutive earnings per share for the year ended December 31, 2001 because the conditions for conversion had not been met. The debentures are contingently convertible into approximately 8.2 million shares of Genzyme General Stock at an initial conversion price of $70.30 per share.*

Biosurgery Stock:

We created Biosurgery Stock on December 18, 2000. We created Genzyme Biosurgery by combining two of our former divisions of Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring Biomatrix. Accordingly, we amended our charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock, and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Net loss allocated to Biosurgery Stock for the

year ended December 31, 2000 consists of the net loss of Genzyme Biosurgery from December 18, 2000, the date Biosurgery Stock was initially issued, through December 31, 2000. Prior to December 18, 2000, the losses of Genzyme Surgical Products and Genzyme Tissue Repair, which were combined to form Genzyme Biosurgery, were allocated to Surgical Products Stock and Tissue Repair Stock. For all periods presented, basic and diluted net loss per share of Biosurgery Stock are the same.

We did not include the securities described in the following table in the computation of Biosurgery Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Biosurgery Stock.

	December 31,	
(Amounts in thousands)	**2001**	2000[1]
Shares of Biosurgery Stock issuable for options	**5,582**	4,739
Warrants to purchase Biosurgery Stock	**8**	3
Biosurgery designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [2]	**-**	685
Biosurgery designated shares reserved for options [3]	**93**	111
Biosurgery designated shares [3]	**3,105**	1,195
Shares of Biosurgery Stock issuable upon conversion of 6.9% convertible subordinated note allocated to Genzyme Biosurgery	**358**	358
Total shares excluded from the calculation of diluted net loss per share of Biosurgery Stock	**9,146**	7,091

[1] *For the period from December 18, 2000 through December 31, 2000.*
[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in June 2001.*
[3] *Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.*

Molecular Oncology Stock:

In accounting for the acquisition of PharmaGenics, Inc. in June of 1997, Genzyme Molecular Oncology recorded a valuation allowance against a $2.9 million tax asset related to acquired net operating losses. This was due to the application of our policy of accounting for income taxes at the divisional level as if each division were a separate taxpayer. As a result, Genzyme Molecular Oncology recorded an additional $2.9 million of goodwill that was not recorded at the consolidated level. The amortization of this goodwill increases the loss of Genzyme Molecular Oncology and, therefore, the loss allocated to Molecular Oncology Stock. This additional amortization amounted to approximately $0.5 million in 2000 and $1.0 million in 1999. Amortization of this goodwill was completed in June 2000.

For all periods presented, basic and diluted net loss per share of Molecular Oncology Stock are the same. We did not include the securities described in the following table in the computation of Molecular Oncology Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Molecular Oncology Stock.

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Shares of Molecular Oncology Stock issuable for options	**1,370**	862	1,597
Warrants to purchase Molecular Oncology Stock	**-**	10	10
Molecular Oncology designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [1,2]	**-**	682	682
Molecular Oncology designated shares [1]	**1,651**	1,318	1,006
Total shares excluded from the calculation of diluted net loss per share of Molecular Oncology Stock	**3,021**	2,872	3,295

[1] *Molecular Oncology designated shares are shares of Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Molecular Oncology. As of December 31, 2001, there were approximately 1.7 million Molecular Oncology designated shares.*
[2] *These shares were issued upon conversion of our 5¼% convertible subordinated notes in 2001.*

Surgical Products Stock:

For all periods presented, basic and diluted net loss per share of Surgical Products Stock is the same. We did not include the securities described in the following table in the computation of Surgical Products Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Surgical Products Stock.

	December 31,	
(Amounts in thousands)	**2000[1]**	1999[2]
Shares of Surgical Products Stock issuable for options	**450**	2,991
Surgical Products designated shares issuable upon conversion of 5¼% convertible subordinated notes allocated to Genzyme General [3]	**1,130**	1,130
Total shares excluded from the calculation of diluted net loss per share of Surgical Products Stock [4]	**1,580**	4,121

[1] *For the period from January 1, 2000 through December 18, 2000.*
[2] *For the period from June 28, 1999 through December 31, 1999.*
[3] *Surgical Products designated shares were shares of Surgical Products Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Surgical Products. As of December 31, 2000, there were no Surgical Products designated shares outstanding because these shares were converted into Biosurgery designated shares.*
[4] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Surgical Products Stock into shares of Biosurgery Stock. Each share of Surgical Products Stock was converted into 0.6060 of a share of Biosurgery Stock. In the aggregate, we converted approximately 15.0 million shares of Surgical Products Stock into shares of Biosurgery Stock.*

Tissue Repair Stock:

For all periods presented, basic and diluted net loss per share of Tissue Repair Stock is the same. We did not include the securities described in the following table in the computation of Tissue Repair Stock diluted net loss per share for each period because these securities would have an anti-dilutive effect due to the net loss allocated to Tissue Repair Stock.

(Amounts in thousands)	December 31, 2000[1]	1999
Shares of Tissue Repair Stock issuable for options	**2,934**	4,176
Tissue Repair designated shares [2]	**1,285**	2,238
Total shares excluded from the calculation of diluted net loss per share of Tissue Repair Stock [3]	**4,219**	6,414

[1] *For the period from January 1, 2000 through December 18, 2000.*

[2] *Tissue Repair designated shares were shares of Tissue Repair Stock that were not issued and outstanding, but which our board of directors could have issued, sold or distributed without allocating the proceeds to Genzyme Tissue Repair. As of December 31, 2000, there were no Tissue Repair designated shares outstanding because these shares were converted into Biosurgery designated shares.*

[3] *On December 18, 2000, in connection with the merger of Biomatrix, we converted all of the existing shares of Tissue Repair Stock into shares of Biosurgery Stock. Each share of Tissue Repair Stock was converted into 0.3352 of a share of Biosurgery Stock. In the aggregate, we converted approximately 28.9 million shares of Tissue Repair Stock into shares of Biosurgery Stock.*

Comprehensive Income

Comprehensive income consists of net income and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments and foreign currency translation adjustments, net of taxes.

Accounting for Stock Based Compensation

Stock options issued to employees under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of our common stock at the date of grant. We apply the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only, in Note L to these consolidated financial statements. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of the goodwill's impairment and that other intangible assets be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and will thus be adopted by us in fiscal year 2002. However, for goodwill and intangible assets acquired after June 30, 2001, certain provisions of SFAS No. 142 are effective from the date of acquisition. For the year ended December 31, 2001, we had approximately $51.4 million of goodwill amortization. The full impact of SFAS No. 141 and SFAS No. 142 on our financial statements has not been determined, however, we anticipate that our transitional goodwill impairment test in 2002 will result in impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our consolidated statement of operations and the combined statement of operations for Genzyme Biosurgery for the quarter ended March 31, 2002.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. We are in the process of assessing the effect of adopting SFAS 143, which will be effective for our fiscal year ending December 31, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and this will be adopted by us in fiscal year 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our financial condition or results of operations.

The Emerging Issues Task Force recently released Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer." EITF No. 01-09 addresses

whether a vendor should recognize consideration given to a customer, including a distributor, as an offset to revenue being recognized from that same customer or as an expense. The provisions of EITF No. 01-09 are to be applied to financial statements for periods beginning after December 15, 2001, and thus will be adopted by us in fiscal year 2002. For comparative purposes, financial statements for prior periods must be reclassified to comply with the requirements. We are currently assessing the effect that adopting EITF No. 01-09 will have on our financial statements.

Uncertainties

We are subject to risks and uncertainties common to companies in the biotechnology industry. These risks and uncertainties may affect our future results, and include:

- our ability to successfully complete preclinical and clinical development of our products and services;
- our ability to manufacture sufficient amounts of our products for development and commercialization activities;
- our ability to obtain timely regulatory approval of our products and services;
- our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;
- the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;
- the content and timing of submissions to and decisions made by the FDA and other regulatory agencies regarding our products and services;
- our ability to manufacture sufficient quantities of products for development and commercialization activities;
- our ability to manage inventories of our products;
- our ability to maintain adequate insurance coverage for any claims that may be asserted against us;
- the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services;
- market acceptance of our products and services;
- our ability to obtain reimbursement for our products and services by third party payors, and the extent of such coverage;
- our ability to establish and maintain licenses, strategic collaborations and distribution arrangements;
- the continued funding of our joint ventures; and
- the accuracy of our information regarding the products and resources of our competitors and potential competitors.

Note B. Other Gains and Charges

In 2001, we recorded $27.0 million of charges to selling, general and administrative expenses resulting from Pharming Group's decision to file for and operate under a court supervised receivership. Included was a write-off of the $10.2 million in principal and accrued interest due to us under the 7% senior convertible note issued to us by Pharming Group, and a charge of $16.8 million representing our commitment to fund all of the operations of the LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product. As a result of Pharming Group's failure to make payments to fund our joint venture for the development of a CHO-cell product for Pompe disease under a strategic alliance agreement, we terminated this agreement in August and have assumed full operational and financial responsibility for the development of the CHO-cell product. Our joint venture with Pharming Group covering a transgenic product for Pompe disease remains in place. We do not intend to commercialize this product. We allocate these charges to Genzyme General.

In 2001, we recorded a charge of $4.7 million to research and development expenses, representing the net amount owed by Pharming Group to the CHO-cell product joint venture we previously formed with Pharming Group that we believed was uncollectable. We allocated this charge to Genzyme General.

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

In June 2000, Celtrix was acquired by Insmed, upon which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. We recognized a $7.6 million gain upon this exchange in 2000, which we allocated to Genzyme General.

In 2000, we recorded a gain of approximately $5.1 million in connection with proceeds received from the settlement of a lawsuit. The lawsuit, initiated in 1993, pertained to insurance coverage for an accidental spill of Ceredase enzyme at a fill facility operated by a contractor to us. We allocated this gain to Genzyme General.

In 2000, we recorded gains of $22.7 million relating to public offerings of common stock by our unconsolidated affiliate, Genzyme Transgenics. We recorded this gain as gain on affiliate sale of stock and allocated it to Genzyme General.

In 1999, we recorded a net gain of $14.4 million upon receipt of a payment associated with the termination of our agreement to acquire Cell Genesys. We allocated this gain to Genzyme General.

Note C. Dispositions of Assets

Snowden-Pencer Products

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale and a related tax benefit of $4.7 million.

ATIII LLC

In July 2001, we transferred our 50% ownership interest in ATIII LLC, our joint venture with Genzyme Transgenics for the development and commercialization of ATIII, to Genzyme Transgenics. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of Genzyme Transgenics' products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million. We will allocate any royalty amounts that we receive to Genzyme General. Prior to the transfer, we consolidated the results of ATIII LLC because we had control of ATIII LLC through our combined, direct and indirect ownership interest in the joint venture.

Sybron Laboratory Products

In July 1999, we sold the assets of our immunochemistry product line to an operating unit of Sybron Laboratory Products Corp. for $5.0 million in cash. We recorded a gain of $0.5 million in connection with the sale of this product line, and allocated it to Genzyme General.

Note D. Acquisitions

Novazyme

In September 2001, we acquired all of the outstanding capital stock of Novazyme Pharmaceuticals, Inc., a privately-held developer of biotherapies for the treatment of lysosomal storage disorders, or LSDs, for an initial payment of approximately 2.6 million shares of Genzyme General Stock. Novazyme shareholders received 0.5714 of a share of Genzyme General Stock for each share of Novazyme common stock they held. We will be obligated to make two additional payments totaling $87.5 million, payable in shares of Genzyme General Stock, if we receive U.S. marketing approval for two products for the treatment of LSDs that employ certain of Novazyme's technologies. In connection with the merger, we also assumed all of the outstanding options, warrants and rights to purchase Novazyme common stock and exchanged them for options, warrants and rights to purchase Genzyme General Stock, on an as-converted basis. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, the results of operations of Novazyme are included in our consolidated financial statements and the combined financial statements of Genzyme General from September 26, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,562,182 shares of Genzyme General Stock	$110,584
Issuance of options to purchase 158,840 shares of Genzyme General Stock	6,274
Issuance of warrants to purchase 25,338 shares of Genzyme General Stock	894
Issuance of rights to purchase 66,846 shares of Genzyme General Stock	1,839
Acquisition costs	951
Total purchase price	$120,542
Cash and cash equivalents	$ 5,194
Other assets	125
Property, plant & equipment	4,475
Goodwill	17,177
In-process research and development	86,800
Deferred tax asset	8,328
Assumed liabilities	(2,795)
Liabilities for exit activities and integration	(1,740)
Notes receivable from stockholders	1,316
Deferred compensation	2,630
Deferred tax liability	(968)
Allocated purchase price	$120,542

Because our acquisition of Novazyme was completed after June 30, 2001, the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 apply from the date of acquisition. Accordingly, we will not ratably amortize the goodwill resulting from the acquisition of Novazyme. Instead, we will test the goodwill's impairment on a periodic basis in accordance with the provisions of SFAS No. 142.

We issued approximately 2.6 million shares of Genzyme General Stock to Novazyme's shareholders. These shares were valued at $110.6 million using the average trading price of Genzyme General Stock for the four day trading period ending on September 26, 2001, the date of acquisition. Options, warrants and rights to purchase shares of Genzyme General Stock were valued at $9.0 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, at the date of acquisition we allocated the $2.6 million intrinsic value of the portion of the unvested options related to the future service period to deferred compensation in Stockholders' equity. We are amortizing the unvested portion to operating expense over the remaining vesting period of approximately 22 months.

In connection with our acquisition of Novazyme, we acquired a technology platform that we believe can be leveraged in the development of treatments for vari-

ous LSDs. As of the acquisition date, the technology platform had not achieved technological feasibility and would require significant further development to complete. Accordingly, we have allocated to in-process research and development, which we refer to as IPR&D, and charged to expense $86.8 million, representing the portion of the purchase price attributable to the technology platform. In accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2001.

Our management assumes responsibility for determining the IPR&D valuation and engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the probability-adjusted net cash flows expected to result once the technology has reached technological feasibility and is utilized in the treatment of certain LSDs. A discount rate of 16% was applied to estimate the present value of these cash flows and is consistent with the overall risks of the platform technology. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology and adjusted the future cash flows to reflect the contribution of value from these assets. In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered. The platform technology is specific to LSDs and there is currently no alternative use for the technology in the event that it fails as a platform for enzyme replacement therapy for the treatment of LSDs. As of December 31, 2001, the technological feasibility for the acquired platform technology had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Focal

In January 2001, Focal, a public company and developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Wyntek

In June 2001, we acquired all of the outstanding capital stock of privately-held Wyntek for $65.0 million in cash. Wyntek is a provider of high quality point of care rapid diagnostic tests for pregnancy and infectious diseases. We allocated the acquisition to Genzyme General and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Wyntek in our consolidated financial statements and the combined financial statements of Genzyme General from June 1, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 65,000
Acquisition costs	350
Total purchase price	$ 65,350
Cash and cash equivalents	$ 4,974
Other current assets	4,966
Property, plant & equipment	1,843
Intangible assets (to be amortized straight-line over 5 to 10 years)	39,444
Goodwill	20,316
In-process research and development	8,768
Deferred tax assets	2,255
Assumed liabilities	(2,784)
Deferred tax liability	(14,432)
Allocated purchase price	$ 65,350

In connection with the acquisition of Wyntek we allocated approximately $8.8 million of the purchase price to IPR&D. We estimated the fair value assigned to purchased IPR&D by discounting, to present value, the

cash flows expected to result from the project once it has reached technological feasibility. We applied a discount rate of 25% to estimate the present value of these cash flows, which was consistent with the risks of the project. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition.

In the allocation of purchase price to IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for us as defined by generally accepted accounting principles. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense for the year ended December 31, 2001. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 10 years.

Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of acute myocardial infarction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. As of December 31, 2001, the technological feasibility of the acquired programs had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred. We expect to launch this product during the second half of 2002.

Genzyme Development Partners

In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products. In August 2001, we purchased the remaining GDP limited partnership interests, consisting of two Class B interests, for an aggregate of $180,000, plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (dollars in thousands):

Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products Stock, and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	38,060
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(29,903)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstand-

ing shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock, were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold approximately 0.7 million shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into approximately 0.5 million shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to stockholders' equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to formulate plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated that we would obtain upon disposal or sale. In 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amount in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	$ 1,579

In October 2001, we completed the sale of the Canadian facility for net proceeds of approximately $1.0 million which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

At December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in Genzyme Biosurgery's combined financial statements for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

GelTex

In December 2000, we acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. We accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations of GelTex are included in our consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Cash paid	$ 515,151
Issuance of 15.8 million shares of Genzyme General Stock	491,181
Issuance of options and warrants to purchase 3.2 million shares of Genzyme General Stock	62,882
Existing equity investment in GelTex	2,500
Acquisition costs	4,321
Total purchase price.	$1,076,035
Cash and cash equivalents	$ 67,656
Short-term investments	75,338
Prepaid expenses and other assets	24,669
Inventory	8,156
Property, plant & equipment	45,477
Intangible assets (to be amortized straight-line over 5 to 15 years)	465,109
Goodwill	452,544
In-process research and development	118,048
Deferred tax asset	35,016
Deferred compensation	10,206
Assumed liabilities	(47,789)
Deferred tax liability	(178,395)
Allocated purchase price	$1,076,035

The 15.8 million shares of Genzyme General Stock issued in exchange for all of the outstanding shares of GelTex common stock were valued at $491.2 million using the average trading price of Genzyme General Stock over three days before and after the September 11, 2000 announcement of the merger. Options and warrants to purchase approximately 3.2 million shares of Genzyme General Stock were valued at $62.9 million using the Black-Scholes model. In accordance with Financial Accounting Standards Board Interpretation No. 44, the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million has been allocated to deferred compensation in stockholders' equity. The unvested portion was amortized to operating expense over the remaining vesting period of approximately one year, which concluded in December 2001.

As part of the acquisition of GelTex, we acquired all of GelTex's interest in RenaGel LLC, our joint venture with GelTex. Prior to the acquisition of GelTex, we accounted for the investment in RenaGel LLC under the equity method. Because we already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50% interest we acquired.

In connection with the purchase of GelTex, we allocated approximately $118.0 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. The discount rates used were consistent with the risks of each project, and ranged from 35% to 40%. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of GelTex up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of the GelTex IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and the combined financial statements of Genzyme General for the year ended December 31, 2000. We are amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 5 years to 15 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Peptimmune

In July 1999, we acquired Peptimmune, Inc., a privately-held company whose lead development program focuses on a treatment for pemphigus vulgaris. We allocated this acquisition to Genzyme General and accounted for it as a purchase. We allocated the aggregate purchase price of $6.5 million and assumed liabilities of $0.3 million to the tangible and intangible assets we acquired from Peptimmune based on their respective fair values (amounts in thousands):

Property, plant & equipment	$ 128
Deferred tax asset	1,229
In-process research & development	5,436
Total	$6,793

The $5.4 million allocated to IPR&D represents the value we assigned to Peptimmune's programs that were still in the development stage and for which there was no alternative future use. We recorded this amount as a charge to operations. As of December 31, 2001, these products were still under development.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once developed each product will need to complete a series of clinical trials and

receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Novazyme, Wyntek, Focal, GelTex and Biomatrix were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at these dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as acquired IPR&D charges of $86.8 million resulting from the acquisition of Novazyme, $8.8 million resulting from the acquisition of Wyntek, $118.0 million resulting from the acquisition of GelTex, and $82.1 million resulting from the acquisition of Biomatrix, are not reflected in the following unaudited pro forma financial summary:

(Amounts in thousands, except per share amounts)	For the Year Ended December 31, 2001	2000
Total revenues	**$1,232,190**	$1,039,771
Net income (loss) before extraordinary items and cumulative effect of change in accounting principle	**(46,085)**	1,321
Net income (loss)	**(41,918)**	1,321
Net income allocated to Genzyme General Stock:		
Net income allocated to Genzyme General Stock before cumulative effect of change in accounting principle	**121,168**	154,604
Cumulative effect of change in accounting principle, net of tax	**4,167**	–
Net income allocated to Genzyme General Stock	**$ 125,335**	$ 154,604
Net income per share allocated to Genzyme General Stock:		
Basic:		
Net income per share before cumulative effect of change in accounting principle	**$ 0.59**	$ 0.81
Per share cumulative effect of change in accounting principle, net of tax	**0.02**	–
Net income per share allocated to Genzyme General Stock	**$ 0.61**	$ 0.81
Diluted:		
Net income per share before cumulative effect of change in accounting principle	**$ 0.57**	$ 0.76
Per share cumulative effect of change in accounting principle, net of tax	**0.02**	–
Net income per share allocated to Genzyme General Stock	**$ 0.59**	$ 0.76
Net loss allocated to Biosurgery Stock	**$(137,535)**	$(130,657)
Net loss per share allocated to Biosurgery Stock – basic and diluted	**$ (3.52)**	$ (3.40)

Note E. Derivative Financial Instruments

We use an interest rate swap to mitigate the risk associated with a floating rate lease obligation, and have designated the swap as a cash flow hedge. The notional amount of this swap at December 31, 2001 was $25.0 million. Because the critical terms of the swap agreement correspond to the related lease obligation, there were no amounts of hedge ineffectiveness during 2001. No gains or losses were excluded from the assessment of hedge effectiveness. We record the differential to be paid or received on the swap as incremental interest expense. The fair value of the swap at December 31, 2001, representing the cash requirements to settle the agreement, was approximately $2.7 million.

We periodically enter foreign currency forward contracts, all of which have durations of three months. These contracts have not been designated as hedges and, accordingly, unrealized gains or losses on these contracts are reported in current earnings. The notional settlement amount of foreign currency forward contracts outstanding at December 31, 2001 was $22.0 million. These contracts had a fair value of $0.2 million, representing an unrealized gain, and were included in other current assets (liabilities) at December 31, 2001.

For the year ended December 31, 2001, we recorded a pre-tax charge of $4.1 million in other expense to reflect the change in value of our warrants to purchase shares of Genzyme Transgenics common stock from January 1, 2001 to December 31, 2001. We also recorded a charge of $0.9 million ($1.5 million pre-tax) in other comprehensive income for the year ended December 31, 2001 to reflect the change in value of our interest rate swap contract during the period, net of tax.

In the normal course of business, we manage risks associated with foreign exchange rates, interest rates and equity prices through a variety of strategies, including the use of hedging transactions, executed in accordance with our management and accounting policies. As a matter of

policy, we do not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

NOTE F. ACCOUNTS RECEIVABLE AND INTANGIBLE ASSETS

Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. We state accounts receivable at fair value after reflecting an allowance for doubtful accounts and other allowances. These allowances were $14.2 million at December 31, 2001 and $20.7 million at December 31, 2000.

The following table contains information on our intangible assets for the periods presented:

(Amounts in thousands, except useful life data)	**December 31, 2001**	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
Goodwill	**$ 792,331**	17	$ 757,414	19
Acquired technology	**551,743**	13	500,535	14
Patents	**196,968**	13	191,928	13
License fees	**27,016**	14	26,040	15
Customer lists	**8,324**	10	8,324	10
Trademarks	**91,754**	22	101,150	24
Distribution agreements	**13,950**	8	13,950	8
Non-compete agreements	**6,640**	5	6,640	5
Other	**9,927**	5	9,389	5
	1,698,653		1,615,370	
Less accumulated amortization	**(192,007)**		(75,588)	
Intangible assets, net	**$1,506,646**		$1,539,782	

NOTE G. INVENTORIES

(Amounts in thousands)	December 31, **2001**	2000
Raw materials	**$ 52,586**	$ 51,545
Work-in-process	**64,925**	73,520
Finished products	**53,898**	45,276
Total	**$171,409**	$170,341

NOTE H. PROPERTY, PLANT AND EQUIPMENT

(Amounts in thousands)	December 31, **2001**	2000
Plant and equipment	**$ 317,707**	$ 264,109
Land and buildings	**303,691**	252,789
Leasehold improvements	**122,800**	106,384
Furniture and fixtures	**23,139**	20,570
Construction-in-progress	**150,918**	94,098
	918,255	737,950
Less accumulated depreciation	**(282,941)**	(233,538)
Property, plant and equipment, net	**$ 635,314**	$ 504,412

Our depreciation expense was $56.7 million in 2001, $33.6 million in 2000 and $40.7 million in 1999.

We allocate our fixed assets among our operating divisions based on use.

We capitalize costs we have incurred in validating the manufacturing process for products which have reached technological feasibility. As of December 31, 2001, capitalized validation costs, net of accumulated depreciation, were $20.3 million. We have capitalized the following amounts of interest costs incurred in financing the construction of our manufacturing facilities:

2001	2000	1999
$4.2 million	$2.2 million	$1.2 million

Our estimated cost of completion for assets under construction as of December 31, 2001 is $349.3 million.

NOTE I. INVESTMENTS

Marketable Securities

(Amounts in thousands)	December 31, 2001 **Cost**	2001 **Market Value**	2000 Cost	2000 Market Value
Cash equivalents [1]:				
Corporate notes	**$ 1,550**	**$ 1,552**	$ 50,922	$ 50,922
U.S. Governmental agencies	**22,646**	**22,720**	–	–
Money market fund	**149,233**	**149,233**	148,577	148,577
	$173,429	**$173,505**	$199,499	$199,499
Short-term:				
Corporate notes	**$ 47,221**	**$ 47,921**	$ 90,930	$ 91,133
U.S. Governmental agencies	**16,084**	**16,464**	13,175	13,207
Non U.S. Governmental agencies	**1,042**	**1,066**	–	–
U.S. Treasury notes	**1,005**	**1,030**	246	246
	$ 65,352	**$ 66,481**	$104,351	$104,586
Long-term:				
Corporate notes	**$509,560**	**$521,519**	$186,904	$190,542
U.S. Governmental agencies	**156,282**	**157,526**	99,549	100,803
Non U.S. Governmental agencies	**36,397**	**36,929**	–	–
U.S. Treasury notes	**89,611**	**91,792**	7,432	7,496
	$791,850	**$807,766**	$293,885	$298,841
Investments in equity securities	**$ 50,347**	**$ 88,686**	$ 74,299	$121,251

[1] *Cash equivalents are included as part of cash and cash equivalents on our balance sheets.*

We allocate marketable securities to our operating divisions.

The following table contains information regarding the range of contractual maturities of our investments in debt securities:

(Amounts in thousands)	December 31, 2001 Cost	2001 Market Value	2000 Cost	2000 Market Value
Within 1 year	**$ 238,781**	**$ 239,986**	$303,849	$304,085
1-2 years	**202,071**	**206,705**	85,712	86,686
2-10 years	**589,779**	**601,061**	208,174	212,155
	$1,030,631	**$1,047,752**	$597,735	$602,926

Realized and Unrealized Gains and Losses on Marketable Securities and Investments in Equity Securities

We recorded charges of $11.8 million in 2001 in connection with our investment in the ordinary shares of Cambridge Antibody Technology Group plc and $4.5 million in connection with our investment in the common stock of Targeted Genetics, because we considered the decline in the value of these investments to be other than temporary. We allocate these investments to Genzyme General.

In August 2001, Pharming Group announced that it would file for receivership in order to seek protection from its creditors. In the quarter ended September 30, 2001, we recorded a charge of $8.5 million, representing a write-down of our investment in Pharming Group common stock. We allocate this investment to Genzyme General.

In April 2001, Antigenics announced that it had entered into a definitive merger agreement with Aronex. The merger was completed in July 2001. Under the terms of the merger agreement, we received 0.0594 of a share of Antigenics common stock for each share of Aronex common stock that we held. As a result of this merger, we recorded a $1.2 million charge to reflect the fair market value of our investment in Aronex at June 30, 2001. We allocate this investment to Genzyme General.

During 2000, we recorded gains of $16.4 million resulting from sales of portions of our investment in Genzyme Transgenics common stock. We also recognized a $7.6 million gain resulting from the acquisition of Celtrix Pharmaceuticals, Inc. by Insmed Pharmaceuticals, Inc. in which our shares of Celtrix common stock were exchanged on a 1-for-1 basis for shares of Insmed common stock. The tax effect of these gains was offset by the reversal of a $1.9 million valuation allowance related to previously recognized capital losses. We allocate these investments to Genzyme General. In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

We recorded gains of $2.0 million in 1999 upon the sale of our investment in shares of Techne common stock. We also recorded a $5.7 million charge in 1999 in connection with our investments in the common stock of Pharming Group and IntegraMed America, Inc. because we considered the decline in the value of those investments to be other than temporary. In connection with these assessments, we concluded that evidence existed that the value of the investments would recover to at least its cost. This included continued positive progress in the issuers' scientific programs, ongoing activity in our collaborations with the issuers; and a lack of any substantial company-specific adverse events causing the declines in value. However, given the significance and duration of the declines as of the end of the applicable quarter, we concluded that it was unclear over what period any price recoveries would take place and that, accordingly, the positive evidence suggesting that the investments would recover to at least our purchase price was not sufficient to overcome the presumption that the current market price was the best indicator of the value of these investments. We allocate these investments to Genzyme General.

We record gross unrealized holding gains and losses in stockholders' equity. The following table sets forth the amounts recorded:

	December 31, 2001	2000
Unrealized holding gains	**$56.2 million**	$60.7 million
Unrealized holding losses	**$ 0.6 million**	$ 7.9 million

We allocate strategic investments in equity securities of unconsolidated entities to our operating divisions. All of the investments included in the following table are allocated to Genzyme General:

(Amounts in thousands)	December 31, 2001 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Abiomed, Inc.	$15,804	$36,508	$20,704
Antigenics, Inc. (formerly Aronex Pharmaceuticals, Inc.)	466	412	(54)
BioMarin Pharmaceutical, Inc.	18,000	28,258	10,258
Cambridge Antibody Technology Group plc (1)	6,311	8,611	2,300
Crucell, N.V.	576	1,758	1,182
Dyax Corporation	3,000	6,039	3,039
Healthcare Ventures V, L.P.	1,620	1,620	–
Oxford Bioscience Partners IV, L.P.	500	500	–
Pharming Group N.V. (1)	—	520	520
ProQuest Investments II, L.P.	1,110	1,110	–
Targeted Genetics Corporation	960	1,350	390
Viacell, Inc.	2,000	2,000	–
Total at December 31, 2001	**$ 50,347**	**$ 88,686**	**$ 38,339**

(Amounts in thousands)	December 31, 2000 Adjusted Cost	Market Value	Unrealized Gain/(Loss)
Total at December 31, 2000	$74,299	$121,251	$46,952

(1) *Our investment in Cambridge Antibody Technology Group plc is denominated in British pounds sterling and our investment in Pharming Group is denominated in Euros. We translated these investments into U.S. dollars at the current exchange rates for each of these currencies on December 31, 2001.*

Genzyme Transgenics Corporation

At December 31, 2001, we owned approximately 26% of the outstanding common stock of Genzyme Transgenics and record in net loss of unconsolidated affili-

ates our portion of its results. We refer to Genzyme Transgenics in this note as GTC. Our portion of GTC's net losses was $4.3 million in 2001, $2.1 million in 2000 and $7.1 million in 1999. The fair market value of our investment in GTC common stock was $45.1 million on December 31, 2001 and $110.8 million on December 31, 2000.

In February 2000, we converted $6.6 million in shares of Series B convertible preferred stock of GTC into approximately 1.0 million shares of GTC common stock.

Our chairman and chief executive officer and another Genzyme officer are directors of GTC. One additional member of our board of directors is also a director of GTC.

The following table contains condensed statement of operations and balance sheet data for GTC:

	Year Ended December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues	**$ 13,740**	$ 88,149	$ 68,784
Operating loss	**(13,384)**	(10,239)	(2,666)
Net loss	**(16,556)**	(13,143)	(18,761)

	At December 31,	
(Amounts in thousands)	**2001**	2000
Current assets	**$47,323**	$92,396
Noncurrent assets	**72,809**	68,181
Current liabilities	**18,102**	38,237
Noncurrent liabilities	**80**	6,660

Agreements with GTC

We have a number of agreements with GTC, including the following:

- services agreement under which GTC pays us for services provided by us, including treasury, data processing and laboratory support services;
- sublease agreement under which we sublease a portion of one of our facilities in Framingham, Massachusetts;
- research and development agreement under which each of the parties performs research services for the other;
- a services agreement under which GTC pays us for research, development, regulatory and manufacturing services related to transgenic recombinant human antithrobin III, or ATIII; and
- a purchase agreement and amended and restated collaboration agreement executed in connection with the sale of our interest in ATIII LLC to GTC, as more fully described below.

During 2001, we received approximately $3.5 million from GTC under these agreements. At December 31, 2001, GTC owed us $1.3 million under these agreements. Research and development revenue from GTC is reflected as related party revenue in our statements of operations.

We have guaranteed the obligations of GTC under a credit facility consisting of a revolving credit line and a term loan that GTC obtained from a commercial bank. As of December 31, 2001, no principal was outstanding under the revolving credit line and approximately $15.8 million was available, and $5.7 was outstanding, under the term loan with no further availability. All outstanding amounts under this credit facility are payable on March 28, 2002. Genzyme Transgenics may be required to repay these amounts earlier if, among other things, it violates specified negative covenants, defaults under a material contract such that it is likely to suffer a material adverse effect, or declares bankruptcy. In order to secure GTC's reimbursement obligation for any payments that we may be required to make on the guaranty, each of GTC and its material subsidiaries granted us a first lien on all of its assets. In consideration of our agreement to provide this guaranty, GTC issued to us a warrant to purchase up to 288,000 shares of GTC common stock at an exercise price of $4.875 per share. GTC also issued to us a warrant to purchase 145,000 shares of GTC common stock at an exercise price of $2.84375 per share in connection with our guarantee of GTC's obligations under a prior credit facility. Both GTC warrants currently are exercisable for the underlying shares of GTC common stock.

ATIII LLC In 1998, we formed ATIII LLC, a joint venture with GTC for the development and commercialization of transgenic recombinant human antithrombin III. The collaboration agreement provided that we fund 70% of the first $33.0 million in development costs, excluding facility costs, under this program, 50% of all development costs thereafter, and 50% of all new facility costs to be incurred by ATIII LLC. However, under an interim funding agreement, we shared the costs of this program incurred between January 1, 2001 and February 2, 2001 equally with GTC. As our combined direct and indirect interest in ATIII LLC was in excess of 50%, we consolidated the results of ATIII LLC and recorded GTC's portion of the ATIII LLC's losses as minority interest. We allocated our ownership interest in ATIII LLC to Genzyme General.

In July 2001, we transferred our 50% ownership interest in ATIII to GTC. In exchange for our interest in the joint venture, we will receive a royalty on worldwide net sales (excluding Asia) of any of GTC's products based on ATIII beginning three years after the first commercial sale of each such product up to a cumulative maximum amount of $30.0 million.

Dyax Corp.

We have two license agreements with Dyax Corp. for Dyax's phage display technology. We pay annual license maintenance fees of $50,000 for this license. We will also make milestone payments and pay royalties on net sales of diagnostic and therapeutic products discovered, made or developed using the licensed technology. We also sublease office and laboratory space in Cambridge, Massachusetts to Dyax. Current rent under this sublease is $53,943 per month.

In October 1998, we entered into a collaboration agreement with Dyax to develop and commercialize

one of Dyax's proprietary compounds for the treatment of chronic inflammatory diseases. Dyax will fund the first $6.0 million in development costs, and the parties will split all subsequent development costs equally. In connection with that agreement, we made an investment of $3.0 million in the convertible preferred stock of Dyax and made a $3.0 million line of credit available to help Dyax fund its operations. This preferred stock converted into common stock upon Dyax's initial public offering in 1999. To date, Dyax has not borrowed any money under the line of credit. We will make milestone payments to Dyax upon FDA approval of products that arise out of the collaboration, and we will share equally with Dyax all profits from the sale of these products.

One of our directors is chairman and chief executive officer of Dyax and two of our directors are directors of Dyax.

Investments in Joint Ventures

Our investment in joint ventures is included in other assets, non-current, on our balance sheet. Except as described below, we own a 50% interest in the following joint ventures:

Joint Venture	Partner(s)	Effective Date	Product/Indication	Genzyme Division
RenaGel LLC	GelTex [1]	June 1997	Renagel phosphate binder for the reduction of serum phosphorus in patients with end-stage renal disease	Genzyme General
BioMarin/Genzyme LLC	BioMarin Pharmaceutical Inc.	September 1998	Aldurazyme enzyme for the treatment of mucopolysaccharidosis-I	Genzyme General
Pharming/Genzyme LLC	Pharming Group N.V. [2,3]	October 1998	Human alpha-glucosidase for the treatment of Pompe disease (transgenic product)	Genzyme General
Genzyme/Pharming Alliance LLC	Pharming Group N.V. [2,4]	June 2000	Human alpha-glucosidase for the treatment of Pompe disease (CHO-cell product)	Genzyme General
Diacrin/Genzyme LLC	Diacrin, Inc.	October 1996	Products using porcine fetal cells for the treatment of Parkinson's and Huntington's diseases	Genzyme Biosurgery (until May 1999); Genzyme General (after May 1999)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *Since August 2001, Pharming Group has been operating under court-supervised receivership.*

(3) *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the patients currently enrolled in the clinical trial of this product can be transitioned to a CHO-cell product.*

(4) *In August 2001, we terminated our strategic alliance with Pharming Group and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial resposibility for the development of the CHO-cell product.*

The following tables describe:

- the amount of funding we have provided to each joint venture and unconsolidated affiliate to date;
- amounts due to us by each joint venture and unconsolidated affiliate as of December 31, 2001 for services we provided on behalf of the joint venture, which we have recorded on our balance sheet as prepaids and other current assets;
- our portion of the losses of each joint venture and unconsolidated affiliate for the periods presented, which we have recorded as charges to equity in net loss of unconsolidated affiliates in our statement of operations; and
- total net losses of each joint venture and unconsolidated affiliate for the periods presented.

(Amounts in millions)

Joint Venture/ Unconsolidated Affiliate	Total Funding through December 31, 2001	Receivables As of December 31, 2001
BioMarin/Genzyme LLC	$ 40.1	$ 2.2
Pharming/Genzyme LLC	21.9	0.2
Genzyme/Pharming Alliance LLC	8.5	13.3
Diacrin/Genzyme LLC	33.0	0.1
StressGen/Genzyme LLC	0.7	–
Genzyme Transgenics Corporation	–	1.3
Totals	$104.2	$17.1

(Amounts in millions) Joint Venture/ Unconsolidated Affiliate	Our Portion of the Net Losses from Our Unconsolidated Affiliates			Total Losses of Our Unconsolidated Affiliates		
	2001	2000	1999	**2001**	2000	1999
RenaGel LLC [1]	**$ –**	$(15.9)	$ (8.1)	**$ –**	$(10.7)	$(15.9)
BioMarin/Genzyme LLC	**(18.5)**	(12.6)	(7.0)	**(36.9)**	(25.3)	(13.9)
Pharming/Genzyme LLC [2]	**(2.9)**	(6.6)	(10.3)	**(5.8)**	(13.3)	(10.7)
Genzyme/Pharming Alliance LLC [3]	**(6.5)**	(1.5)	–	**(13.0)**	(2.9)	–
Diacrin/Genzyme LLC	**(2.3)**	(6.2)	(8.0)	**(3.1)**	(8.2)	(10.7)
StressGen/Genzyme LLC [4]	**–**	–	(1.9)	**–**	–	(1.3)
Genzyme Transgenics Corporation	**(4.3)**	(2.1)	(7.1)	**(16.6)**	(13.1)	(18.8)
Focal, Inc.	**(1.3)**	–	–	**(6.0)**	–	–
Other	**0.1**	(0.1)	(0.3)	**0.3**	(0.1)	–
Totals	**$(35.7)**	$(45.0)	$(42.7)	**$(81.1)**	$(73.6)	$(71.3)

(1) *We acquired GelTex and the remaining 50% interest in RenaGel LLC in December 2000. RenaGel LLC was merged into GelTex effective October 1, 2001.*

(2) *In August 2001, we committed to fund all of the operations of Pharming/Genzyme LLC, which in turn is legally obligated to supply transgenic human alpha-glucosidase enzyme until the nine clinical trial patients can be transitioned to a CHO-cell product for Pompe disease.*

(3) *In August 2001, we terminated our strategic alliance with Pharming Group, N.V. and certain of its subsidiaries for the development of a CHO-cell product for Pompe disease and assumed full operational and financial responsibility for the development of the CHO-cell product.*

(4) *Because an investor had the right to require us to repurchase its interest in the joint venture, we recorded 50% of the losses incurred by the joint venture. When the investor exercised its repurchase right in August 1999, we recorded a $1.0 million charge to our statement of operations in connection with the repurchase.*

Condensed financial information for our joint ventures and unconsolidated affiliates is summarized below:

(Amounts in thousands)	For the Years Ended December 31,		
	2001	2000	1999
Revenue	**$ 1,519**	$ 47,083	$ 21,100
Gross profit	**(969)**	23,748	13,738
Operating expenses	**(69,450)**	(107,621)	(74,096)
Net loss	**(67,545)**	(60,280)	(52,453)

(Amounts in thousands)	December 31,	
	2001	2000
Current assets	**$11,538**	$21,200
Noncurrent assets	**106**	15,374
Current liabilities	**28,817**	20,658
Noncurrent liabilities	**–**	–

Note J. Accrued Expenses

(Amounts in thousands)	December 31,	
	2001	2000
Compensation	**$ 51,827**	$ 33,134
Purchase accrual	**12,508**	11,468
Bank overdraft	**19,468**	12,306
Royalties	**7,468**	10,810
Rebates	**7,950**	6,482
Restructuring costs	**2,160**	5,970
Acquisition costs	**–**	13,595
Other	**43,359**	45,918
Total accrued expenses	**$144,740**	$139,683

Note K. Long-Term Debt and Leases

Long-Term Debt and Capital Lease Obligations

While we are responsible for repaying all long-term debt and capital lease obligations, we allocate these obligations to our operating divisions for financial reporting purposes based on the intended use of the funds.

Our long-term debt and capital lease obligations consist of the following:

(Amounts in thousands)	December 31,	
	2001	2000
3% convertible subordinated debentures due May 2021	**$575,000**	$ –
5¼% convertible subordinated notes	**–**	250,000
Revolving credit facility maturing in December 2003	**234,000**	350,000
Revolving credit facility maturing in December 2001	**–**	18,000
5% convertible subordinated debentures	**–**	23,680
6.9% convertible subordinated note due May 2003	**10,000**	10,000
Notes payable	**6,723**	5,493
Capital lease obligations	**26,832**	27,964
	852,555	685,137
Less current portion	**(7,746)**	(19,897)
	$844,809	$665,240

Over the next five years, we will be required to repay the following principal amounts on our long-term debt (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$7.8	$244.8	$–	$25.0	$575.0	$–

3% Convertible Subordinated Debentures

In May 2001, we completed the private placement of $575.0 million in principal of 3% convertible subordinated debentures due May 2021. After deducting the underwriter's discount and offering costs of $12.9 million, net proceeds from the offering were approximately $562.1 million. We have allocated the principal balance of the debentures and the net proceeds from the offering to Genzyme General. We will pay interest on these debentures on May 15 and November 15 each year.

Holders may surrender debentures for conversion into shares of Genzyme General Stock at a conversion

price of approximately $70.30 per share, subject to adjustment, if any of the following conditions is satisfied:

- if the closing sale price of Genzyme General Stock for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender is more than 110% of the conversion price per share of Genzyme General Stock;
- if we have called the debentures for redemption; or
- upon the occurrence of specified corporate transactions.

Holders of the debentures may require us to repurchase all or part of their debentures for cash on May 15, 2006, 2011 or 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest through the date prior to the date of repurchase. Additionally, if certain fundamental changes occur, each holder may require us to repurchase, for cash, all or a portion of the holder's debentures. On or after May 20, 2004, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased. The redemption price would be 100.75% of the principal amount if redeemed from May 20, 2004 through May 14, 2005, and 100% of the principal amount thereafter.

Interest expense related to these debentures was $12.9 million in 2001, which includes $1.8 million for amortization of offering costs. The fair value of these debentures at December 31, 2001, was $631.8 million.

5¼% Convertible Subordinated Notes

In June 2001, we completed the redemption of our $250.0 million in principal of 5¼% convertible subordinated notes due 2005. Prior to the redemption date, holders of the notes elected to convert substantially all of the principal of the notes into approximately 12,597,000 shares of Genzyme General Stock, 685,000 shares of Biosurgery Stock and 682,000 shares of Molecular Oncology Stock. On June 15, 2001, the redemption date, we redeemed the remaining notes using cash allocated to Genzyme General.

Revolving Credit Facility

At December 31, 2000, we had access to a $500.0 million revolving credit facility, $150.0 of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000, $368.0 million was outstanding under this facility, $150.0 million of which was allocated to Genzyme General and $218.0 million of which was allocated to Genzyme Biosurgery. In May 2001, we repaid the $150.0 million we had drawn under this facility to finance a portion of the cash component of the GelTex merger consideration. In November 2001, we drew an additional $17.0 million under the $350.0 million facility that matures in December 2003, all of which was allocated to Genzyme Biosurgery. In December 2001, we repaid $1.0 million of the funds drawn under this facility using Genzyme Biosurgery cash. We allowed the $150.0 million facility to expire without renewal at its maturity date in December 2001. As of December 31, 2001, we have access to a $350.0 million revolving credit facility that matures in December 2003, of which $234.0 million remained outstanding and allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of the revolving credit facility include various covenants, including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance.

5% Convertible Subordinated Debentures

In August 2001, we completed the redemption of our $21.2 million in principal of 5% convertible subordinated debentures due 2003. Prior to the redemption date, the holders of the debentures elected to convert all of the principal of the debentures into approximately 1,305,000 shares of Genzyme General Stock. We paid approximately $3.2 million in cash for the accrued interest on the debentures through the date of conversion using cash allocated to Genzyme General.

6.9% Convertible Subordinated Note

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At December 31, 2001, $10.0 million principal amount of this note remained outstanding. We use cash allocated to Genzyme Biosurgery to satisfy debt service on this note.

Notes Payable

In connection with our acquisition of Novazyme in September 2001, we assumed a note payable that matures in December 2002, in the amount of $1.6 million. In connection with our acquisition of GelTex in December 2000, we assumed notes payable, with maturities in June and September 2002, aggregating $5.4 million, of which $5.1 million remained outstanding at December 31, 2001. We will use cash allocated to Genzyme General to satisfy this debt.

Capital Leases

In connection with our acquisition of GelTex in December 2000, we assumed a capital lease obligation pursuant to an October 1998 lease agreement for the construction of GelTex's administrative offices in Waltham, Massachusetts. The lease provides for the lessor to fund the construction of the facility in exchange for interest-only lease payments equal to the total amount funded by the lessor multiplied by the LIBOR rate plus 1.8%. The construction was completed in October 1999 and the construction costs funded by the lessor aggregated $25.0 million. After giving effect to an interest swap agreement, we make monthly interest payments of $187,000 based on a fixed rate of 8.99% and an outstanding principal

amount of $25.0 million. Therefore, we will make annual interest payments under this lease of approximately $2.2 million each year through 2005. The $25.0 million capital lease obligation and corresponding building is recorded in our consolidated balance sheet and the combined balance sheet of Genzyme General at December 31, 2000. The building is being depreciated over its estimated useful life.

During the term of the lease, we have the option to purchase the building and improvements for a purchase price equal to the total amount funded by the lessor of $25.0 million, plus any accrued and unpaid lease payments and certain other costs, which aggregate amount is referred to as the Purchase Option Price. At the end of the lease term of October 31, 2005, we have the option to:

- purchase the building and improvements for the Purchase Option Price;
- arrange for the facility to be purchased by a third party; or
- return the building and improvements to the lessor.

In the case of the latter two options, however, we are contingently liable to the extent the lessor is not able to realize 85% of the Purchase Option Price upon the sale or disposition of the property.

In December 2000, in connection with the acquisition of Biomatrix, we assumed the remaining principal balance of $1.5 million due under a $2.3 million capital lease that Biomatrix had entered into with GE Capital in December 1998. The lease has a five-year term, a coupon rate of 7.4%, and is payable in equal monthly installments. Certain of the machinery and equipment we acquired through the merger is pledged as collateral for this financing.

Operating Leases

We lease facilities and personal property under non-cancellable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

2001	2000	1999
$25.5	$23.4	$22.6

Over the next five years, we will be required to repay the following amounts under non-cancellable operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$20.3	$24.9	$24.5	$21.1	$13.7	$187.2

In June 1992, we entered into a 65-year land lease with an unaffiliated lessor. Our expenses under this lease, which are allocated to Genzyme General, were $1.5 million in each of 2001 2000 and 1999. Our rent under this lease increases every five years based on the Consumer Price Index or, at a minimum, 3% per year.

In August 2000, we entered into an agreement to lease a significant portion of a multi-use urban complex in Cambridge, Massachusetts for our new corporate headquarters. The lessor will fund the construction of the complex, except that we will fund certain leasehold improvements to be made to the portion of the building leased by us. Our lease payments will be determined as a function of the aggregate project costs incurred by the lessor and the resulting rentable space of the complex, plus common area charges. Payments under the lease will commence upon completion of construction, which we estimate to be in 2003. We have included estimated payments for this lease in the operating lease schedule above. The lease term is for fifteen years and may be extended for two successive ten-year periods. The lease also provides us with an option, exercisable on or before July 1, 2003, to lease an additional building on mutually acceptable terms.

In August 2001, we entered into a lease agreement with an unaffiliated lessor for approximately 16 acres of land at the Waterford Industrial Estate. The land, situated at the lessor's Industrial Estate in the County of Waterford, will be used for the development of a multi-product manufacturing center in the Republic of Ireland. The lease term is for nine hundred ninety-nine years with rent payable in advance on January 1, of each year. For the first five year period the term of the annual rent shall be approximately $3,000 per year. Our rent under this lease increases every five years based on the Consumer Price Index with increases not to exceed 10% of the rent payment from the prior five year period.

Note L. Stockholders' Equity

Preferred Stock

Series	At December 31, 2001			At December 31, 2000		
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	2,000,000	–	–	2,000,000	–	–
Series B Junior Participating, $0.01 par value	1,000,000	–	–	1,000,000	–	–
Series C Junior Participating, $0.01 par value	400,000	–	–	400,000	–	–
Undesignated	6,600,000	–	–	6,600,000	–	–
Total	10,000,000	–	–	10,000,000	–	–

Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

Stock Rights

Under our shareholder rights plan, each outstanding share of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock also represents one preferred stock purchase right for that series of stock. When the stock purchase rights become exercisable, the holders of our common stock will be entitled to purchase the following:

- Genzyme General Stock right: one share of Series A Junior Participating Preferred Stock, par value $.01 per share, for $150.00;
- Biosurgery Stock right: one share of Series B Junior Participating Preferred Stock, par value $.01 per share, for $80.00; and
- Molecular Oncology Stock right: one share of Series C Junior Participating Preferred Stock, par value $.01 per share, for $26.00.

A stock purchase right becomes exercisable either:

- ten days after our board of directors announces that a third party has become the owner of 15% or more of the total voting power of our outstanding common stock combined; or
- ten business days after a third party announces or initiates a tender or exchange offer that would result in that party owning 15% or more of the total voting power of our outstanding common stock combined.

In either case, the board of directors can extend the ten-day delay. These stock purchase rights expire in March 2009.

Common Stock

We have three series of common stock – Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock – which we also refer to as "tracking stock." Unlike typical common stock, each of our tracking stocks is designed to track the financial performance of a specific subset of our business operations and its allocated assets, rather than operations and assets of our entire company.

The chief mechanism intended to cause our tracking stock to "track" the financial performance of a corresponding division are special provisions in our charter governing dividends and distributions. The provisions governing dividends provide that our board of directors has discretion to decide if and when to declare dividends, subject to certain limitations. To the extent that the following amount does not exceed the funds that would be legally available for dividends under Massachusetts law, the dividend limit for a stock corresponding to a division is the greater of:

- the amount that would be legally available for dividends under Massachusetts law if the division were a separate corporation; or
- the amount by which the greater of the fair value of the division's allocated net assets, or its allocated paid-in capital plus allocated earnings, exceeds its corresponding stock's par value, preferred stock preferences and debt obligations.

Within these parameters, and other general limits under our charter and Massachusetts law, the amount of any dividend payment will be at the board of directors' discretion. To date, we have never paid or declared a cash dividend on shares of any of our series of common stock, nor do we anticipate doing so in the foreseeable future. Unless declared, no dividends accrue on our tracking stocks.

Our charter also requires that distributions be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by our board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If our board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price calculated over a ten day period beginning on the first business day following the announcement of the sale.

While tracking stock is designed to reflect a division's performance, it is common stock of the entire

company. Therefore, a holder of tracking stock is a common stockholder subject to risks of investing in the business, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units as discussed below under the subheading "Liquidation Units."

Common Stock

	At December 31, 2001			At December 31, 2000	
Series	Authorized	Issued	Outstanding	Issued	Outstanding
Genzyme General Stock, $0.01 par value	500,000,000	213,179,196	213,072,838	191,181,638	190,968,922
Genzyme Biosurgery Stock, $0.01 par value	100,000,000	39,554,105	39,554,105	36,397,854	36,397,854
Genzyme Molecular Oncology Stock, $0.01 par value	40,000,000	16,762,331	16,762,331	15,905,360	15,905,360
Undesignated	50,000,000	-	-	–	-
Total	690,000,000	269,495,632	269,389,274	243,484,852	243,272,136

Rights of Common Stock

Voting Rights

Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other series of common stock are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each series is entitled will be recalculated based on that stock's fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. Currently, each series of common stock is entitled the following vote per share:

Series	Vote Per Share
Genzyme General Stock	1.00
Biosurgery Stock	0.28
Molecular Oncology Stock	0.28

Liquidation Units

If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. Each series of our common stock is entitled to the following liquidation units:

Series	Units
Genzyme General Stock	100
Biosurgery Stock	100
Molecular Oncology Stock	50

Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the tracked divisions.

Two-for-One Stock Split

At our annual meeting on May 31, 2001, our shareholders approved an amendment to our charter which increased the total number of authorized shares of Genzyme common stock from 390,000,000 to 690,000,000 and increased the number of such shares designated as Genzyme General Stock from 200,000,000 to 500,000,000. On June 1, 2001, we completed a two-for-one split of Genzyme General Stock by means of a 100% stock dividend paid to holders of Genzyme General Stock of record on May 24, 2001. We distributed a total of 97,183,724 shares of Genzyme General Stock to holders of Genzyme General Stock in connection with the stock split. All share and per share amounts for Genzyme General Stock have been retroactively revised for all periods presented to reflect the two-for-one split.

Stock Offering

In July 2000, we sold 1,607,400 shares of Molecular Oncology Stock to a limited number of purchasers at a price of $12.91 per share. We received approximately $20.7 million of net proceeds from the offering, which we allocated to Genzyme Molecular Oncology.

Directors' Deferred Compensation Plan

Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

Under a deferral agreement, a participant indicates the percentage of deferral to allocate to cash and stock, upon which a cash deferral account and a stock deferral account is established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest payable quarterly.

The stock account is for amounts invested in hypothetical shares of Genzyme General Stock, Biosur-

gery Stock or Molecular Oncology Stock. Under the deferral agreement, a participant directs us how to allocate amounts among each series of stock. These amounts will be converted into shares quarterly at the average closing price of the stock for all trading days during the quarter, for each series of stock.

Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, a year elected by the participant. As of December 31, 2001, two of the seven eligible directors was participating in this plan.

We have reserved the following numbers of shares to cover distributions credited to stock accounts under the plan:

- 100,000 shares of Genzyme General Stock;
- 63,820 shares of Biosurgery Stock; and
- 50,000 shares of Molecular Oncology Stock.

We had not made any distributions under this plan as of December 31, 2001.

Equity Plans

At December 31, 2001, we had reserved the following numbers of shares for issuance under our 1990 Equity Incentive Plan, 1997 Equity Incentive Plan, 2001 Equity Incentive Plan, 1998 Director Stock Option Plan and 1999 Employee Stock Purchase Plan:

- 27,392,311 shares of Genzyme General Stock;
- 9,296,983 shares of Biosurgery Stock; and
- 4,041,472 shares of Molecular Oncology Stock.

Stock Options

The following number of shares are currently authorized and available for grant under our 1990 Equity Incentive Plan, 2001 Equity Incentive Plan and 1997 Equity Incentive Plan:

- 1,338,952 shares of Genzyme General Stock;
- 2,052,382 shares of Biosurgery Stock; and
- 1,045,735 shares of Molecular Oncology Stock.

The purpose of these three plans is to attract and retain key employees and consultants, provide an incentive for them to achieve long-range performance goals, and enable them to participate in our long-term growth. Under these three plans, we grant stock options with exercise prices not less than fair market value at date of grant. The plans provide for the grant of stock appreciation rights, performance shares, restricted stock and stock units. Each of these instruments has a maximum term of ten years and generally vest over four years. The compensation committee of our board determines the terms and conditions of each award, including who is eligible to receive awards, the form of payment of the exercise price, the number of shares granted and the exercisability date. No incentive stock options may be granted under the 1997 Equity Incentive Plan. After March 15, 2000, no incentive stock options may be granted under the 1990 Equity Incentive Plan. The 2001 Equity Incentive Plan is an amendment and restatement of the 1990 Equity Incentive Plan which was merged into the 2001 Equity Incentive Plan.

The following number of shares are currently authorized and available for grant under our 1998 Director Stock Option Plan:

- 292,800 shares of Genzyme General Stock;
- 141,911 shares of Biosurgery Stock; and
- 140,176 shares of Molecular Oncology Stock.

Options under our 1998 Director Stock Option Plan are automatically granted with an exercise price at fair market value to non-employee members of our board of directors when they are elected or re-elected as directors. These options expire ten years after the initial grant date and vest as to one-third of each grant on the date of each annual stockholders meeting following the date of grant.

The following table depicts activity under our stock option plans:

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
GENZYME GENERAL STOCK:			
Outstanding at December 31, 1998	23,185,460	$12.00	11,158,534
Granted	3,295,438	21.72	
Granted – premium price	2,544,752	29.49	
Exercised	(5,053,676)	10.32	
Forfeited and cancelled	(752,960)	15.11	
Outstanding at December 31, 1999	23,219,014	15.56	11,266,106
Granted	7,729,856	23.44	
Granted – premium price	202,760	28.23	
Exercised	(6,183,902)	13.20	
Forfeited and cancelled	(807,018)	21.21	
Outstanding at December 31, 2000	24,160,710	18.60	10,723,368
Granted	6,688,060	52.51	
Exercised	(4,953,670)	14.66	
Forfeited and cancelled	(534,320)	28.38	
Outstanding at December 31, 2001	25,360,780	$27.80	11,815,491
BIOSURGERY STOCK:			
Outstanding at December 18, 2000	–	$ –	
Conversion from Surgical Products Stock options	1,794,684	11.02	
Conversion from Tissue Repair Stock options	1,258,952	24.28	
Assumed from Biomatrix	1,706,639	16.79	
Exercised	(717)	5.59	
Forfeited and cancelled	(19,640)	23.61	
Outstanding at December 31, 2000	4,739,918	16.65	2,444,601
Granted	3,644,850	7.58	
Exercised	(119,037)	3.76	
Forfeited and cancelled	(1,261,861)	14.23	
Outstanding at December 31, 2001	7,003,870	$12.54	3,783,030
MOLECULAR ONCOLOGY STOCK:			
Outstanding at December 31, 1998	1,157,785	$ 6.96	391,044
Granted	286,363	3.46	
Granted – premium price	402,615	5.39	
Exercised	(362)	3.50	
Forfeited and cancelled	(37,291)	6.67	
Outstanding at December 31, 1999	1,809,110	6.14	656,648
Granted	603,061	12.65	
Granted – premium price	32,167	23.19	
Exercised	(211,113)	6.66	
Forfeited and cancelled	(82,214)	6.84	
Outstanding at December 31, 2000	2,151,011	8.13	834,955
Granted	671,952	14.83	
Exercised	(15,934)	5.99	
Forfeited and cancelled	(33,010)	15.40	
Outstanding at December 31, 2001	2,774,019	$ 9.68	1,407,425
SURGICAL PRODUCTS STOCK:			
Outstanding at June 28, 1999	–	–	
Granted	3,050,690	$ 6.65	
Exercised	0	–	
Forfeited and cancelled	(60,120)	6.69	
Outstanding at December 31, 1999	2,990,570	6.65	563,048
Granted	47,900	10.64	
Exercised	(63,194)	6.69	
Forfeited and cancelled	(13,751)	7.02	–
Conversion to Biosurgery Stock options	(2,961,525)	6.69	
Outstanding at December 31, 2000 and 2001	–		

	Shares Under Option	Weighted Average Exercise Price	Number Exercisable
TISSUE REPAIR STOCK:			
Outstanding at December 31, 1998	3,397,946	$9.13	1,464,732
Granted	667,120	2.22	
Granted – premium price	402,615	7.71	
Exercised	(357)	2.09	
Forfeited and cancelled	(291,558)	7.49	
Outstanding at December 31, 1999	4,175,766	8.02	1,905,031
Granted	47,217	6.41	
Exercised	(71,615)	4.47	
Forfeited and cancelled	(395,545)	6.76	
Conversion to Biosurgery Stock options	(3,755,823)	8.14	
Outstanding at December 31, 2000 and 2001	–		

The total exercise proceeds for all options outstanding at December 31, 2001 is:

- $705.0 million for Genzyme General Stock;
- $87.8 million for Biosurgery Stock; and
- $26.8 million for Molecular Oncology Stock.

The following table contains information regarding the range of option prices as of December 31, 2001:

GENZYME GENERAL STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.21 – $13.78	6,338,334	3.92	$10.06	3,996,846	$10.78
13.79 – 20.59	5,429,498	5.79	16.94	4,474,181	16.32
20.75 – 29.44	5,830,125	7.73	27.44	1,999,569	27.33
29.50 – 51.78	2,380,277	9.02	42.40	400,733	40.01
51.96 – 59.88	5,382,546	9.42	53.55	944,162	53.51
$ 0.21 – $59.88	25,360,780	6.84	$27.80	11,815,491	$20.09

BIOSURGERY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 6.26	1,258,942	8.90	$ 6.00	353,382	$ 5.83
6.34 – 6.69	2,041,293	9.10	6.68	838,266	6.69
6.88 – 11.00	361,398	6.80	9.31	250,477	9.79
11.04 – 11.04	1,443,985	7.65	11.04	901,219	11.04
11.33 – 116.51	1,898,252	6.05	24.93	1,439,686	24.21
$ 2.31 – $116.51	7,003,870	7.82	$12.54	3,783,030	$14.52

MOLECULAR ONCOLOGY STOCK:

				Exercisable	
Range Of Exercise Prices	Number Outstanding	Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31 – $ 5.38	579,915	7.18	$ 4.69	251,550	$ 4.46
5.75 – 5.75	10,000	7.10	5.75	3,334	5.75
7.00 – 7.00	921,134	5.98	7.00	856,116	7.00
7.70 – 12.73	619,601	8.47	12.26	176,502	12.41
13.69 – 26.85	643,369	9.34	15.58	119,923	15.35
$ 2.31 – $26.85	2,774,019	7.57	$ 9.68	1,407,425	$ 7.93

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan is an amendment and replacement of our 1990 Employee Stock Purchase Plan. This plan allows full-time employees to purchase our stock at a discount. The number of shares authorized for purchase under the plan as of December 31, 2001 are:

- 989,299 shares of Genzyme General Stock;
- 570,600 shares of Biosurgery Stock; and
- 500,000 shares of Molecular Oncology Stock.

We place limitations on the number of shares of each series of stock that can be purchased under the plan in a given year.

The following table shows the shares purchased by employees under both plans for the past three years:

Shares Purchased	Genzyme General Stock	Biosurgery Stock	Molecular Oncology Stock	Surgical Products Stock	Tissue Repair Stock
1999	626,360	0	126,066	0	208,375
2000	554,980	44,482	133,763	106,222	174,166
2001	547,787	252,681	158,629	0	0
Available for purchase as of December 31, 2001	399,779	98,820	81,542	0	0

Stock Compensation Plans

We apply APB Opinion No. 25 and related interpretations in accounting for our six stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan, the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans with fixed terms at an exercise price greater than or equal to fair market value on the date of the grant.

The following table sets forth our net income (loss) data as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to each division in accordance with our allocation policies:

(Amounts in thousands, except per share amounts)	**2001**	2000	1999
Consolidated:			
Net income (loss):			
As reported	**$(112,156)**	$(62,940)	$70,981
Pro forma	**$(177,957)**	$(95,666)	$46,382
Allocated to Genzyme General Stock:			
Basic net income (loss) per share:			
As reported	**$ 0.22**	$ 1.41	$ 1.80
Pro forma	**$ (0.04)**	$ 1.12	$ 1.59
Diluted net income (loss) per share:			
As reported	**$ 0.21**	$ 1.35	$ 1.71
Pro forma	**$ (0.04)**	$ 1.07	$ 1.52
Allocated to Biosurgery Stock:			
Basic and diluted loss per share:			
As reported	**$ (3.34)**	$ (2.40)	
Pro forma	**$ (3.58)**	$ (2.40)	
Allocated to Molecular Oncology Stock:			
Basic and diluted loss per share:			
As reported	**$ (1.82)**	$ (1.60)	$ (2.25)
Pro forma	**$ (2.11)**	$ (1.80)	$ (2.34)
Allocated to Surgical Products Stock:			
Basic and diluted loss per share:			
As reported		$ (3.67)	$ (1.38)
Pro forma		$ (3.82)	$ (1.53)
Allocated to Tissue Repair Stock:			
Basic and diluted loss per share:			
As reported		$ (0.69)	$ (1.26)
Pro forma		$ (0.76)	$ (1.40)

We estimate the fair value of each option grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, we used the following assumptions:

	Risk-Free Interest Rate	Volatility	Dividend Yield	Expected Option Life (In Years)	Average Fair Value
Genzyme General Stock:					
2001	5.08%	49%	0%	5	$25.66
2000	6.78%	48%	0%	5	$26.62
1999	5.58%	45%	0%	5	$10.16
Biosurgery Stock:					
2001	5.08%	70%	0%	5	$ 4.06
2000	6.78%	58%	0%	5	$ 6.68
Molecular Oncology Stock:					
2001	5.08%	99%	0%	5	$11.33
2000	6.78%	94%	0%	5	$ 9.76
1999	5.58%	70%	0%	5	$ 2.16
Surgical Products Stock:					
2000	6.78%	58%	0%	5	$ 9.95
1999	5.58%	42%	0%	5	$ 2.99
Tissue Repair Stock:					
2000	6.78%	58%	0%	5	$ 8.21
1999	5.58%	68%	0%	5	$ 1.36

Warrants

Upon our acquisition of GelTex in December 2000, we assumed warrants to purchase GelTex common stock that we converted into warrants to purchase 102,706 shares of Genzyme General Stock for an aggregate purchase price of $1.5 million. A portion of these warrants were exercised or expired in 2001. The remaining warrants expire on March 28, 2002.

In connection with the execution of a technology license agreement in March 2000, we issued to Sentron Medical, Inc., a warrant to purchase 10,000 shares of Tissue Repair Stock at a price of $7.641 per share. Upon the formation of Genzyme Biosurgery, the warrant converted in accordance with its terms into a warrant to purchase 3,352 shares of Biosurgery Stock at a price of $22.795 per share. The warrant expires in March 2005.

When we acquired PharmaGenics, Inc. in 1997, we assumed a warrant that expired in 2001. This warrant was exercisable into 9,563 shares of Molecular Oncology Stock at $8.04 per share.

Upon our acquisition of Novazyme in September 2001, we assumed warrants to purchase Novazyme common stock that we converted into warrants to purchase 3,909 shares of Genzyme General Stock at an exercise price of $13.13 per share, for an aggregate purchase price of $51,325. All of these warrants were exercised in 2001.

Upon our acquisition of Focal in June 2001, we assumed warrants to purchase Focal common stock that we converted into warrants to purchase 4,203 shares of Genzyme Biosurgery Stock for an aggregate purchase price of $306,055. These warrants expire at various dates through February 2006.

Warrant activity is summarized below:

	Genzyme General Stock		Genzyme Biosurgery Stock	
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding at December 31, 1999	–	–	–	–
Sentron Medical, Inc.	–	–	3,352	$22.80
Assumed from GelTex	102,706	$ 9.09 – $33.50	–	–
Outstanding at December 31, 2000	102,706	$ 9.09 – $35.50	3,352	$22.80
Assumed from Focal	–	–	4,203	$40.18 – $77.83
Assumed from Novazyme	3,909	$13.13	–	–
Warrants exercised	(97,023)	–	–	–
Warrants expired	(2,162)	–	–	–
Outstanding at December 31, 2001	7,430	$16.57 – $18.94	7,555	$22.80 – $77.83

Purchase Rights

Upon our acquisition of Novazyme, we assumed rights to purchase Novazyme Series B preferred stock that we converted into rights to purchase 66,830 shares of Genzyme General Stock for an aggregate purchase price of $1,216,306. These purchase rights expire 15 days following the filing of our first Investigational New Drug application with the FDA for a treatment for Pompe disease utilizing certain technology acquired from Novazyme.

Purchase rights activity is summarized below:

	Genzyme General Stock	
	Purchase Rights	Exercise Price
Outstanding at December 31, 2000	–	–
Assumed from Novazyme	66,830	$18.20
Rights exercised	(46,001)	$18.20
Outstanding at December 31, 2001	20,829	$18.20

Designated Shares

Designated shares are authorized shares of Biosurgery Stock and Molecular Oncology Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds or benefits to the division that the series of stock tracks. Designated shares are not eligible to receive dividends and cannot be voted by us. We create designated shares when we transfer cash or other assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology or from other interdivision transactions. Our board of directors may issue designated shares:

- as a stock dividend to the holders of Genzyme General Stock;
- by selling the shares in a public or private sale and allocating all of the proceeds to Genzyme General; and
- when convertible securities are converted, the proceeds of which will be allocated to Genzyme General.

Distribution of Designated Shares

We will distribute designated shares of Molecular Oncology Stock and Biosurgery Stock each year to holders of Genzyme General Stock if the number of designated shares of a particular series exceeds 10% of the number of shares of that series issued and outstanding as of the following dates:

- November 30th for Molecular Oncology Stock; and
- September 30th for Biosurgery Stock.

We will not distribute an amount of designated shares equal to the sum of:

- the designated shares reserved for issuance upon the exercise or conversion of Genzyme General convertible securities; and
- the number of designated shares our board of directors reserved as of November 30th for Molecular Oncology Stock and September 30th for Biosurgery Stock for sale not later than six months after these dates.

Any proceeds from the sale of designated shares will be allocated to Genzyme General.

Designated share activity is summarized in the following table:

	Biosurgery Designated Shares	Molecular Oncology Designated Shares	Surgical Products Designated Shares	Tissue Repair Designated Shares
Balance at December 31, 1998	–	1,409,992	–	716,268
Established	–	–	16,000,000	–
Dividend distribution	–	–	(14,835,161)	–
Debenture adjustment	–	278,245	–	–
Increase from interdivision cash allocation	–	–	–	1,633,399
Stock options exercised	–	–	–	(111,614)
Balance at December 31, 1999	–	1,688,237	1,164,839	2,238,053
Increase from interdivision cash allocation	–	676,254	–	1,692,657
Repayment of portion of interdivision cash allocation	–	(364,293)	–	–
Stock options exercised	(517)	–	–	(97,209)
Conversion to Biosurgery designated shares	–	–	(1,164,839)	(3,833,501)
Conversion from Surgical Products designated shares	705,892	–	–	–
Conversion from Tissue Repair designated shares	1,284,989	–	–	–
Balance at December 31, 2000	1,990,364	2,000,198	–	–
Increase from interdivision cash allocation	1,902,949	333,333		
Issuance from conversion of 5¼% convertible subordinate notes	(684,955)	(682,449)		
Stock options exercised	(10,681)	–		
Balance at December 31, 2001	3,197,677	1,651,082		

In connection with our creation of Genzyme Biosurgery in December 2000, each Surgical Products designated share was converted into 0.6060 of a Biosurgery designated share and each Tissue Repair designated share was converted into 0.3352 of a Biosurgery designated share.

In October 1999, we adjusted the number of Molecular Oncology designated shares reserved in connection with the exchange in August 1998 of 6% debentures convertible into Molecular Oncology Stock into 5% debentures convertible into Genzyme General Stock. We made this adjustment based on the fair market value of Molecular Oncology Stock on October 16,

1999 in accordance with the terms of the exchange established by our board.

In June 1999, we distributed Surgical Products designated shares to holders of Genzyme General Stock upon creation of Surgical Products Stock.

Interdivisional Financing Arrangements

Genzyme Biosurgery

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which shares were converted into approximately 0.6 million Biosurgery designated shares;
- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Genzyme Molecular Oncology

Our board of directors has made $30.0 million of Genzyme General's cash available to Genzyme Molecular Oncology. Under this arrangement, Genzyme Molecular Oncology is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Molecular Oncology Stock at the time of the draw. Genzyme Molecular Oncology has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – $15.0 million in exchange for a reserve of approximately 0.7 million Molecular Oncology designated shares;
- In 2001 – $4.0 million in exchange for an additional reserve of approximately 0.3 million Molecular Oncology designated shares.

At December 31, 2001, $11.0 million remained available to Genzyme Molecular Oncology under this arrangement.

Note M. Research and Development Agreements

Our revenues from research and development agreements with related parties include the following:

(Amounts in thousands)	2001	2000	1999
Genzyme Transgenics Corporation	$3,279	$509	$1,156
StressGen/Genzyme LLC	–	–	496
	$3,279	$509	$2,012

We allocate all of our research and development agreements with unconsolidated affiliates to our operating divisions based on the business to which the research relates.

Genzyme Transgenics Corporation. Note I, "Investments," contains disclosure regarding our relationship with Genzyme Transgenics.

Dyax Corporation. Note I, "Investments," contains disclosure regarding our relationship with Dyax.

Joint Ventures. Note I., "Investments," contains disclosure regarding the following joint ventures:

- RenaGel LLC;
- BioMarin/Genzyme LLC;
- Pharming/Genzyme LLC;
- Genzyme/Pharming Alliance LLC;
- Diacrin/Genzyme LLC;
- ATIII LLC; and
- StressGen/Genzyme LLC.

Note N. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on our results of operations, financial condition, or liquidity.

As of December 31, 2001, we had approximately $7.7 million of capital commitments related to manufacturing capacity expansion, all of which were allocated to Genzyme General.

Note O. Income Taxes

Our income (loss) before income taxes and the related income tax expense (benefit) are as follows for the year ended:

	December 31,		
(Amounts in thousands)	2001	2000	1999
Domestic	$(138,630)	$(20,791)	$101,548
Foreign	20,287	13,329	16,380
Total	$(118,343)	$ (7,462)	$117,928
Currently payable:			
Federal	$ 44,810	$ 55,469	$ 41,638
State	3,846	2,982	2,990
Foreign	8,123	3,607	5,733
Total	56,779	$ 62,058	$ 50,361
Deferred:			
Federal	$ (41,416)	$ (3,322)	$ 1,041
State	(2,770)	(182)	(181)
Foreign	(14,613)	(3,076)	(4,274)
Total	(58,799)	(6,580)	(3,414)
(Benefit from) provision for income taxes	$ (2,020)	$ 55,478	$ 46,947

Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	**(35.0)%**	(35.0)%	35.0%
Losses in less than 80% owned subsidiaries with no current tax benefit	**–**	(45.5)	0.2
State taxes, net	**0.9**	25.6	1.4
Foreign sales corporation	**(8.7)**	(105.8)	(4.4)
Nondeductible amortization	**13.2**	53.9	3.6
Benefit of tax credits	**(4.0)**	(51.9)	(3.6)
Other	**0.9**	(23.3)	6.0
Foreign rate differential	**0.9**	(13.5)	–
Utilization of operating loss carryforwards	**(1.8)**	–	–
Write-off of non-deductible goodwill	**4.4**	–	–
Charge for purchased research and development	**27.5**	939.0	1.6
Effective tax rate	**(1.7)%**	743.5%	39.8%

The components of net deferred tax assets are described in the following table:

	December 31,	
(Amounts in thousands)	**2001**	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ 34,211**	$ 35,769
Tax credits	**19,448**	13,304
Inventory	**49,817**	37,297
Reserves, accruals and other	**37,088**	19,649
Gross deferred tax asset	**140,564**	106,019
Valuation allowance	**–**	(13,592)
	140,564	92,427
Deferred tax liabilities:		
Depreciable assets	**(19,371)**	(23,297)
Realized and unrealized capital gains	**(8,640)**	(7,530)
Investments in unconsolidated subsidiaries	**–**	(4,396)
Deferred gain	**(898)**	(878)
Intangible amortization	**(214,585)**	(239,874)
Net deferred tax liability	**$(102,930)**	$(183,548)

As of December 31, 2000, we had valuation allowances of $13.6 million against otherwise recognizable deferred tax assets, primarily consisting of capital losses from the purchase of in-process research and development, as the realizability of the assets was not sufficiently assured. As a result of the resolution of several tax audit matters in 2001, we were able to recognize these deferred tax assets and, therefore, released the related valuation allowances. The resolution of these matters resulted in the recognition of $2.2 million of net tax benefits in the second quarter of 2001.

Our ability to realize the benefit of net deferred tax assets is dependent on our generating sufficient taxable income before loss carryforwards expire. While it is not assured, we believe that it is more likely than not that we will be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

For U.S. income tax purposes, we had net operating loss carryforwards of $97.7 million in 2001 and $105.1 million in 2000. Our net operating loss carryforwards expire between 2007 and 2021. Prior to expiration, our ability to use these carryforwards may be limited under U.S. tax laws, specifically Section 382 of the Internal Revenue Code.

Note P. Benefit Plans

We have a 401(k) plan that covers nearly all of our employees. We also maintain a separate 401(k) plan for the former employees of Deknatel Snowden Pencer, Inc., which we acquired in 1996. These plans permit qualifying employees to make contributions up to a specified percentage of their compensation, and we match a portion of those contributions. We contributed the following amounts to the 401(k) plans in millions:

	2001	2000	1999
Allocated to Genzyme General	**$5.9**	$1.5	$3.9
Allocated to Genzyme Biosurgery	**2.1**	2.6	0.9
	$8.0	$4.1	$4.8

We also maintain defined-benefit pension plans for qualifying employees of a number of our foreign subsidiaries and qualifying former employees of Deknatel Snowden Pencer. We fund pension costs as they are accrued. Our expense related to these plans was:

	2001	2000	1999
Allocated to Genzyme General	**$1.6**	$1.0	$1.3
Allocated to Genzyme Biosurgery	**0.5**	0.6	0.5
	$2.1	$1.6	$1.8

We do not present actuarial and other disclosures for these plans because we do not consider them to be material.

Note Q. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS No. 131, we have four reportable segments:

- Therapeutics, which develops, manufactures and distributes human therapeutic products with an expanding focus on products which treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, and other specialty therapeutics. The business derives substantially all of its revenue from sales of Cerezyme enzyme and Renagel phosphate binder;

- Diagnostic products, which provides diagnostic products to niche markets focusing on *in vitro* diagnostics;
- Genzyme Biosurgery, which develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets; and
- Genzyme Molecular Oncology, which is developing a new generation of cancer products focused on cancer vaccines and angiogenesis inhibitors through the integration of its genomics, gene and cell therapy, small molecule discovery and protien therapeutic capabilities.

We have provided information concerning the operations in these reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues:			
Genzyme General:			
Therapeutics [(1)]	**$ 783,736**	$600,679	$488,705
Diagnostics products [(3)]	**76,858**	61,469	57,971
Other [(4)]	**118,008**	89,371	86,409
Eliminations/ Adjustments [(5)]	**3,324**	964	2,281
Total Genzyme General	**981,926**	752,483	635,366
Genzyme Biosurgery [(6)]	**235,142**	145,214	132,353
Genzyme Molecular Oncology	**6,562**	5,671	4,619
Eliminations/Adjustments	**-**	(48)	(50)
Total	**$1,223,630**	$903,320	$772,288
Depreciation and amortization expense:			
Genzyme General:			
Therapeutics [(1,7)]	**$ 75,884**	$ 8,913	$ 13,069
Diagnostics products [(3,7)]	**7,819**	4,940	1,909
Other [(4)]	**7,066**	7,226	6,422
Eliminations/ Adjustments [(5)]	**27,184**	20,127	20,835
Total Genzyme General	**117,953**	41,206	42,235
Genzyme Biosurgery [(6,8)]	**60,931**	11,622	9,367
Genzyme Molecular Oncology	**125**	5,572	12,057
Eliminations/ Adjustments [(9)]	**-**	(470)	(1,007)
Total	**$ 179,009**	$ 57,930	$ 62,652
Equity in net loss of unconsolidated affiliates:			
Genzyme General:			
Therapeutics [(1,10)]	**$ (30,214)**	$ (42,801)	$ (30,094)
Diagnostic products	**-**	–	–
Other	**126**	(64)	56
Eliminations/ Adjustments [(11)]	**(4,277)**	(2,100)	(7,385)
Total Genzyme General	**(34,365)**	(44,965)	(37,423)
Genzyme Biosurgery	**(1,316)**	–	(3,403)
Genzyme Molecular Oncology	**-**	–	(1,870)
Total	**$ (35,681)**	$ (44,965)	$ (42,696)

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Income tax (expense) benefits:			
Genzyme General:			
Therapeutics [(1)]	**$ (17,522)**	$ (53,046)	$ (84,859)
Diagnostics products [(3)]	**1,269**	(2,056)	(2,485)
Other [(4)]	**(4,818)**	1,006	2,952
Eliminations/ Adjustments [(5)]	**(31,595)**	(38,543)	(8)
Genzyme General tax provision	**(52,666)**	(92,639)	(84,400)
Genzyme Biosurgery [(6)]	**-**	–	–
Genzyme Molecular Oncology	**-**	1,214	2,647
Eliminations/Adjustments	**54,686**	35,947	34,806
Total	**$ 2,020**	$ (55,478)	$ (46,947)
Net income (loss):			
Genzyme General:			
Therapeutics [(1,2,12)]	**$ 81,937**	$ 94,065	$133,854
Diagnostic products [(3,13)]	**(1,075)**	3,004	3,915
Other [(14)]	**8,383**	(1,790)	(4,661)
Eliminations/ Adjustments [(15)]	**(85,366)**	(9,323)	8,969
Net income for Genzyme General before cumulative effect of change in accounting principle	**3,879**	85,956	142,077
Cumulative effect of change in accounting principle, net of tax [(16)]	**4,167**	–	–
Net income for Genzyme General	**8,046**	85,956	142,077
Genzyme Biosurgery [(6,17)]	**(145,170)**	(162,217)	(78,077)
Genzyme Molecular Oncology	**(29,718)**	(23,096)	(28,832)
Eliminations/ Adjustments [(18)]	**54,686**	36,867	35,813
Total	**$(112,156)**	$ (62,490)	$ 70,981

(1) *In December, 2000 we acquired GelTex and allocated the acquistion to Genzyme General. The results of operations of GelTex are included our Therapeutics segment beginning on December 14, 2000. See Note D., "Acquisitions," above.*

(2) *In September 2001, we acquired Novazyme and allocated the acquisition to Genzyme General. The results of operations of Novazyme are included in our Therapeutics business segment beginning on September 26, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

(3) *In June 2001, we acquired Wyntek and allocated the acquisition to Genzyme General. The results of operations of Wyntek are included in our Diagnostic products business segment beginning on June 1, 2001, the date of acquisition. See Note D., "Acquisitions," above.*

(4) *Other includes amounts attributable to our genetic testing and pharmaceuticals businesses, both of which operate within Genzyme General.*

(5) *Eliminations/adjustments consists primarily of amounts related to Genzyme General's research and development and administrative activities that we do not specifically allocate to a particular segment of Genzyme General.*

(6) *In June 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery. The results of operations of Focal are included in the results of Genzyme Biosurgery from June 30, 2001, the date of acquisition. In December 2000, we acquired Biomatrix and allocated the acquisition to Genzyme Biosurgery. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery beginning on December 19, 2000. See Note D., "Acquisitions," above.*

(7) *Includes the amortization of the intangible assets generated from the GelTex acquisition beginning December 2000 and from the acquisition of Wyntek beginning in June 2001. See Note D., "Acquisitions," above.*

(8) *Includes the amortization of the intangible assets generated from the acquisition of Biomatrix beginning in December 2000. See Note D., "Acquisitions," above.*

(9) *Consists primarily of a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology, as compared to amounts recorded at the consolidated level and other adjustments related to our corporate activities that we do not specifically allocate to a particular segment. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

(10) *In 2000 includes our 50% portion of the losses of RenaGel LLC through December 13, 2000. In connection with the acquisition of GelTex, we acquired GelTex's 50% interest in RenaGel LLC and, as a result, consolidated the activities of the joint venture for the period from December 14, 2000 through December 31, 2000. See Note D., "Acquisitions," above.*

(11) *Represents our portion of the net loss of Genzyme Transgenics, an unconsolidated affiliate, which we do not specifically allocate to a particular segment of Genzyme General.*

(12) *Therapeutics net income includes charges for IPR&D of:*

- *in 2001 – $86.8 milllion related to the acquisition of Novazyme;*
- *in 2000 – $118.0 million related to the acquisition of GelTex; and*
- *in 1999 – $5.4 million related to the acquisition of Peptimmune.*

See Note D. "Acquisitions," above.

(13) *Diagnostic products' net loss for 2001 includes an $8.8 million charge for IPR&D related to the acquisition of Wyntek. See Note D., "Acquisitions," above.*

(14) *Other income (loss) for Genzyme General for 1999 includes a $7.5 million pre-tax gain on the sale of a product line. See Note C., "Disposition of Assets," above.*

(15) *Includes the net income (loss) of Genzyme General's corporate administrative and research and development activities which we do not specifically allocate to a particular segment of Genzyme General including the following (pre-tax):*

- *gains on affiliate sale of stock of $0.2 million in 2001, $22.7 million in 2000, and $6.7 million in 1999 recognized in accordance with our policy pertaining to affiliate sales of stock, all of which resulted from the sale of common stock by Genzyme Transgenics, an unconsolidated affiliate;*
- *losses on equity investments of $26.0 million in 2001, including a charge of $8.5 million to write-off our investment in Pharming Group N.V., a charge of $11.8 million to write down our investment in Cambridge Antibody Technology plc and a charge of $4.5 million to write down our investment in Targeted Genetics Corporation.*
- *net gains on sales of investment in equity securities of $23.2 million in 2000 and $2.0 million in 1999 resulting from sales of a portion of our investment portfolio in each period; and*
- *in 2000, net proceeds of $5.1 million received in connection with the settlement of a lawsuit and in 1999, a $14.4 million gain upon receipt of a payment associated with the termination of the agreement to acquire Cell Genesys.*

(16) *On January 1, 2001, in connection with the adoption of SFAS No. 133, Genzyme General recorded a cumulative-effect adjustment of $4.2 million, net of tax, to recognize the fair value of certain common stock warrants held on January 1, 2001.*

(17) *In 2001 includes a loss of $25.0 million in connection with the sale of the assets of our Snowden Pencer line of surgical instruments. See Note C., "Dispositions," above. In 2000 includes charges for IPR&D of $82.1 million related to the acquisition of Biomatrix. See Note D., "Acquisitions," above.*

(18) *Includes income tax benefits that have not been recognized in the tax provisions of any of the divisions. Also includes the elimination of interdivisional revenues and expenses and a difference in amortization due to $2.9 million of additional goodwill associated with the PharmaGenics acquisition allocated to Genzyme Molecular Oncology as compared to amounts recorded at the corporate level. The difference in the amortization results from the application of our policy to account for income taxes at the divisional level as if each division was a separate taxpayer.*

We provide information concerning the assets of our reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Segment Assets:			
Genzyme General [1]:			
Therapeutics [2]	**$1,347,494**	$1,341,656	$ 338,960
Diagnostic Products [3]	**196,571**	89,236	40,266
Other [4]	**84,239**	77,153	83,088
Eliminations/ Adjustments [5]	**1,596,950**	991,008	937,269
Total Genzyme General	**3,225,254**	2,499,053	1,399,583
Genzyme Molecular Oncology	**42,419**	30,752	9,692
Genzyme Biosurgery [6]	**704,671**	811,600	390,572
Eliminations/ Adjustments [7]	**(36,599)**	(23,305)	(12,565)
Total	**$3,935,745**	$3,318,100	$1,787,282

(1) *Segment assets for Genzyme General include primarily cash and investments, accounts receivable, inventory and certain fixed and intangible assets.*

(2) *Segment assets for Therapeutics for 2000 include $1.1 billion of additional assets resulting from the acquisition of GelTex, including $465.1 million of intangible assets and $449.6 million of goodwill. See Note D., "Acquisitions," above.*

(3) *Segment assets for Diagnostic products for 2001 include $71.5 million of assets resulting from the acquisition of Wyntek, including $20.3 million of goodwill and $39.4 million of other intangible assets. See Note D., "Acquisitions," above.*

(4) *Other includes amounts attributable to our genetic testing and pharmaceutical businesses, both of which operate within Genzyme General.*

(5) *Eliminations/Adjustments for Genzyme General consists of the differences between the total assets for Genzyme General's segments and other category and the total combined assets for Genzyme General. Eliminations/Adjustments for 2001 includes the allocation of net proceeds of $562.1 million from the private placement of $575.0 million in principal of 3% convertible subordinated debentures which was completed in May 2001.*

(6) *Segment assets for Genzyme Biosurgery for 2001 include:*

- *$25.9 million of additional assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets; and*
- *$19.2 million of additional assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets.*

Segment assets for Genzyme Biosurgery for 2000 include $488.9 million of additional assets resulting from the acquisition of Biomatrix, including $284.9 million of intangible assets, $112.3 million of goodwill and $38.5 million of property, plant and equipment. See Note D., "Acquisitions," above.

(7) *Represents the elimination of inter-divisional balances.*

The amounts in Eliminations/Adjustments for segment assets consist of the following.

(Amounts in thousands)	December 31, 2001	2000	1999
Cash, cash equivalents, and short and long-term investments	**$ 870,662**	$339,259	$513,905
Deferred tax assets-current	**70,196**	46,836	41,195
Intangibles, net	**5,143**	30,197	33,871
Property, plant and equipment, net	**420,684**	332,423	172,165
Investment in equity securities	**88,686**	119,648	94,719
Deferred tax assets, noncurrent	**–**	–	18,631
Other	**104,980**	99,340	50,218
Total Eliminations/ Adjustments	**$1,560,351**	$967,703	$924,704

We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States, United Kingdom, Switzerland and Germany. We purchase products from our subsidiaries in the United Kingdom and Switzerland for sale to customers in the United States. We set transfer prices from our foreign subsidiaries to allow us to produce profit margins commensurate with our sales and marketing effort. Our subsidiary in Ireland is our primary distributor of therapeutic products in Europe. The following table contains certain financial information by geographic area:

(Amounts in thousands)	December 31, 2001	2000	1999
Revenues:			
U.S	**$ 799,268**	$550,756	$512,304
Europe	**306,332**	248,487	184,169
Other	**118,030**	104,077	75,815
Total	**$1,223,630**	$903,320	$772,288
Long-lived assets:			
U.S	**$1,467,291**	$926,790	$732,771
Other	**112,020**	50,778	52,540
Total	**$1,579,311**	$977,568	$785,311

Our results of operations are highly dependent on sales of Ceredase and Cerezyme enzymes. Sales of these products represented 51% of product revenue in 2001, 66% of product revenue in 2000 and 70% of product revenue in 1999. We sell these products directly to physicians, hospitals and treatment centers as well as through an unaffiliated distributor. Distributor sales represented 33% of Ceredase and Cerezyme enzyme revenues in 2001 and 28% in each of 2000 and 1999. We manufacture Cerezyme at a single manufacturing facility in Allston, Massachusetts. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that we sell these products to a large number of customers in a number of different industries and over a broad geographic area.

Although sales of our Gaucher disease therapies continue to increase, the decline as a percentage of total product revenue is a result of the growth in the sales of Renagel phosphate binder. Driven primarily by the accelerating adoption of the product by nephrologists worldwide and the significant progress made with the post-approval clinical development program, sales of Renagel phosphate binder represented approximately 16% of our product revenue in 2001 and approximately 6% of product revenue in 2000. Prior to 2000, revenues from Renagel phosphate binder were recorded by RenaGel LLC, our joint venture with GelTex.

NOTE R. QUARTERLY RESULTS (UNAUDITED)

(Amounts in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Net revenue	**$ 278,261**	**$ 300,641**	**$ 319,495**	**$ 325,233**
Gross profit	**184,637**	**204,680**	**226,444**	**228,838**
Net income (loss)	**3,257**	**(6,354)**	**(102,676)**	**(6,383)**
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	**$ 0.21**	**$ 0.18**	**$ (0.37)**	**$ 0.21**
Diluted	**$ 0.20**	**$ 0.17**	**$ (0.37)**	**$ 0.20**
Allocated to Biosurgery Stock:				
Basic and diluted	**$ (0.84)**	**$ (0.91)**	**$ (0.48)**	**$ (1.11)**
Allocated to Molecular Oncology Stock:				
Basic and diluted	**$ (0.39)**	**$ (0.52)**	**$ (0.45)**	**$ (0.46)**
2000				
Net revenue	$208,130	$223,913	$227,359	$ 243,918
Gross profit	145,277	157,176	150,815	160,551
Net income (loss)	31,818	49,492	34,421	(178,671)
Income (loss) per share:				
Allocated to Genzyme General Stock:				
Basic	$ 0.30	$ 0.42	$ 0.34	$ (0.34)
Diluted	$ 0.28	$ 0.39	$ 0.32	$ (0.34)
Allocated to Biosurgery Stock:				
Basic and diluted	N/A	N/A	N/A	$ (2.40)
Allocated to Molecular Oncology Stock:				
Basic and diluted	$ (0.37)	$ (0.54)	$ (0.37)	$ (0.33)
Allocated to Surgical Products Stock:				
Basic and diluted	$ (0.68)	$ (0.70)	$ (0.93)	$ (1.36)
Allocated to Tissue Repair Stock:				
Basic and diluted	$ (0.17)	$ (0.14)	$ (0.19)	$ (0.18)

To The Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2002

These selected financial data have been derived from the audited combined financial statements of Genzyme Biosurgery. You should read the following information in conjunction with the audited financial statements and related notes of Genzyme Biosurgery and Genzyme contained elsewhere in this annual report. These selected financial data may not be indicative of Genzyme Biosurgery's future financial condition due to the risks and uncertainties described under the caption "Management's Discussion and Analysis of Genzyme Biosurgery's Financial Condition and Results of Operations – Factors Affecting Future Operating Results" below.

Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

A series of our common stock, Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock" is designed to reflect the value and track the financial performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track" the performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all of our income and expenses be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance. The following combined selected financial data reflects the results of operations and financial position of Genzyme Biosurgery and should be read in conjunction with the combined financial statements of Genzyme Biosurgery and accompanying notes.

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale.

On June 30, 2001, we acquired the remaining outstanding shares of Focal, Inc. common stock that we had not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

On December 18, 2000, we acquired Biomatrix, Inc., a publicly-held company engaged in the development and manufacture of viscoelastic biomaterials for use in orthopaedic and other medical applications for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

Combined Statements of Operations Data [1]	For the years ended December 31,				
(Amounts in thousands)	**2001**	2000	1999	1998	1997
Revenues:					
Net product sales	**$ 211,523**	$ 121,870	$111,951	$103,958	$100,835
Net service sales	**23,614**	23,321	20,305	17,008	10,856
Revenues from research and development contracts	**5**	23	97	109	–
Total revenues	**235,142**	145,214	132,353	121,075	111,691
Operating costs and expenses:					
Cost of products sold [2]	**113,250**	69,489	67,212	72,274	59,802
Cost of services sold	**12,733**	12,298	13,237	13,438	11,788
Selling, general and administrative	**122,020**	92,238	87,841	81,876	79,632
Research and development	**47,159**	37,000	36,075	29,050	22,132
Amortization of intangibles	**46,828**	7,096	5,750	5,748	5,647
Purchase of in-process research and development [3]	**–**	82,143	–	–	–
Charge for impaired asset [4]	**–**	4,321	–	–	–
Total operating costs and expenses	**341,990**	304,585	210,115	202,386	179,001
Operating loss	**(106,848)**	(159,371)	(77,762)	(81,311)	(67,310)
Other income (expenses):					
Equity in net loss of unconsolidated affiliates [5,6]	**(1,316)**	–	(3,403)	(7,680)	(6,797)
Loss on investments in equity securities [7]	**–**	(7,300)	–	–	–
Loss on sale of product line [8]	**(24,999)**	–	–	–	–
Other	**124**	(15)	138	60	236
Investment income	**1,753**	5,833	4,808	1,320	1,077
Interest expense	**(13,884)**	(1,364)	(1,858)	(2,631)	(2,930)
Total other income (expenses)	**(38,322)**	(2,846)	(315)	(8,931)	(8,414)
Division net loss	**$(145,170)**	$(162,217)	$ (78,077)	$ (90,242)	$ (75,724)

Combined Balance Sheet Data [1][9]	December 31,				
(Amounts in thousands)	**2001**	2000	1999	1998	1997
Cash and investments	**$ 38,623**	$ 78,163	$135,498	$ 7,732	$ 32,890
Working capital	**59,800**	98,819	110,577	26,253	65,902
Total assets	**704,671**	811,600	390,572	253,170	299,792
Long-term debt, capital lease obligations and convertible debt	**245,629**	229,453	18,000	12,579	31,089
Division equity	**394,454**	511,106	350,463	210,692	255,172

There were no cash dividends paid.

(1) *We formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of our divisions, Genzyme Surgical Products and Genzyme Tissue Repair and simultaneously acquiring Biomatrix, Inc. These data reflect the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from the date of acquisition, December 18, 2000.*

(2) *Cost of products sold for 1998 includes a $10.4 million charge to write-down our Sepra products inventory to net realizable value.*

(3) *Charges for in-process research and development were incurred in connection with the acquisition of Biomatrix in 2000.*

(4) *Represents a charge to write off abandoned equipment at our Springfield Mills manufacturing facility in the United Kingdom.*

(5) *Operations of Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., commenced in October 1996. In May 1999, we reallocated our ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.*

(6) *In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We recorded our portion of the results of Focal in equity in net loss of unconsolidated affiliate. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock and have included Focal's results in Genzyme Biosurgery's results of operations since that date. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase.*

(7) *Represents a charge for the write-down of our investment in Focal common stock because we considered its decline in fair value to be other than temporary.*

(8) *Represents the loss from the sale of the Snowden-Pencer line of surgical instruments in the fourth quarter of 2001.*

(9) *In January 2001, we purchased all of the outstanding Class A limited partnership interests of GDP for a payment of approximately $25.7 million in cash plus royalties payable over ten years on sales of certain Sepra products.*

INTRODUCTION

This discussion contains forward-looking statements. Actual results could differ materially from those anticipated by the forward-looking statements due to the risks and uncertainties described under the caption "Factors Affecting Future Operating Results" for Genzyme Biosurgery and Genzyme included in this annual report. You should consider carefully each of these risks and uncertainties in evaluating the financial condition and results of operations of Genzyme Biosurgery and Genzyme. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements except as required by law.

Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

We prepare the combined financial statements of Genzyme Biosurgery in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains our accounting policies.

Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate our earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock is defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to Biosurgery Stock without shareholder approval. As market or competitive conditions warrant, we may create a new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we provide financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to Genzyme Biosurgery are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Our charter requires us to manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

Disposition

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery, for $15.9 million in net cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. We recorded a loss of $25.0 million in connection with this sale.

Acquisitions

In January 2001, Focal, Inc. exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. On June 30, 2001, we acquired the remaining 78% of the outstanding shares of Focal common stock not previously acquired. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as consideration, valued at approximately $9.5 million. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Accordingly, the results of operations of Focal are included in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery from the date of acquisition.

In January 2001, we acquired the outstanding Class A limited partnership interests in Genzyme Development Partners, L.P. (GDP), a limited partnership engaged in developing, producing and commercializing Sepra products, for an aggregate of $25.7 million plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus additional royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

In December 2000, we acquired Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisition.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Genzyme Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

Critical Accounting Policies

The preparation of the combined financial statements of Genzyme Biosurgery under generally accepted accounting principles requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in these financial statements. Our actual results could differ from these estimates under different assumptions and conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of Genzyme Biosurgery's combined financial statements:

- Policies Relating to Tracking Stocks;
- Revenue Recognition;
- Inventories;
- Long-Lived Assets; and
- Asset Impairments.

Policies Relating to Tracking Stocks

Allocation of Revenue, Expenses, Assets, and Liabilities

Our charter sets forth which operations and assets were initially allocated to Genzyme Biosurgery and states that going forward the division will also include all business, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our management and accounting policies, which are filed as Exhibit 99.1 to our annual report on Form 10-K. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to that division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to that division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the service is performed on a cost basis. Such charges are generally based on direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based on management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board also allocates long-term debt and strategic investments.

Any future changes that our board of directors may make to the methods for allocating revenue, expenses, assets, and liabilities among our divisions could materially change the results of operations or the financial condition of Genzyme Biosurgery.

Income Tax Allocation Policy

If at the end of any fiscal quarter, a division cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. Genzyme Biosurgery has not yet generated taxable income, and thus has not had the ability to use any projected annual tax benefits. Genzyme General has generated taxable income, providing it with the ability to utilize the tax benefits generated by Genzyme Biosurgery. Consistent with our policy, we have allocated the tax benefits generated by Genzyme Biosurgery to Genzyme General without any compensating payments or allocations to Genzyme Biosurgery.

We anticipate that the losses of Genzyme Biosurgery will decline in the future. As these losses decline, the tax benefits allocated to other profitable divisions will also decline. In addition, if our board of directors decided to change our tax allocation policy, it could reduce the tax benefits allocated to any division that is profitable at the time the change becomes effective, and reduce the earnings allocated to the associated series of tracking stock.

Deferred tax assets and liabilities can arise from purchase accounting that relate to a division that does not satisfy the realizability criteria of SFAS No. 109, "Accounting for Income Taxes." Such deferred tax assets and liabilities are allocated to the division to which the acquisition was allocated. As a result, the periodic changes in the deferred tax assets and liabilities do not result in a tax expense or benefit to that division. However, the change in the deferred tax asset or liability is added to division net income for purposes of determining net income allocated to a tracking stock. If our board of directors modified the policy for allocating changes in these assets and liabilities, the income attributable to each series of tracking stock could be materially different.

Revenue Recognition

Genzyme Biosurgery recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Genzyme Biosurgery recognizes revenue from service sales when we have finished providing the service. Genzyme Biosurgery recognizes revenue from research and development contracts over the term of the applicable contract and as we incur costs related to that contract. Genzyme Biosurgery recognizes non-refundable up-front license fees over the related performance period or at the time it has no remaining performance obligations.

Genzyme Biosurgery receives royalties related to the manufacture, sale or use of its products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, Genzyme Biosurgery recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, Genzyme Biosurgery recognizes revenue upon receipt of royalty statements from the licensee.

The timing of product shipments and receipts can have a significant impact on the amount of revenue recognized in a period. Also, some of Genzyme Biosurgery's products are sold through distributors. Revenue could be adversely affected if distributor inventories increased to an excessive level. If this were to happen we could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand, or expiration.

Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. These allowances require Genzyme Biosurgery to make significant judgments and estimates, which could require adjustments in the future. Such adjustments could have a material effect on Genzyme Biosurgery's reported revenues.

Genzyme Biosurgery does not recognize revenue unless collectibility is reasonably assured. Genzyme Biosurgery maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Genzyme Biosurgery's customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Genzyme Biosurgery values inventories at cost or, if lower, fair value. It determines cost using the first-in, first-out method. Genzyme Biosurgery analyzes inventory levels quarterly and writes down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected requirements. Inventory with a life in excess of its shelf life is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Genzyme Biosurgery capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would result in the write-off of the inventory and a charge to earnings.

Long-Lived Assets

In the ordinary course of our business, Genzyme Biosurgery incurs substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct such assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. Genzyme Biosurgery stops capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires Genzyme Biosurgery to make significant judgments. These judgments can have a material impact on its reported results.

For products Genzyme Biosurgery expects to be commercialized, it capitalizes the cost of validating new equipment for the underlying manufacturing process. Genzyme Biosurgery begins capitalization when Genzyme Biosurgery considers the product to have demonstrated technological feasibility, and ends capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead and interest. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on Genzyme Biosurgery's reported results. Also, if Genzyme Biosurgery were unable able to successfully validate the manufacturing process for any future product, it would have to write-off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. To date, all of Genzyme Biosurgery's manufacturing process validation efforts have been successful.

Genzyme Biosurgery generally depreciates plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 10 years. Determining the economic lives of plant and equipment requires it to make significant judgments that can materially impact Genzyme Biosurgery's operating results. For certain specialized manufacturing plant and equipment, Genzyme Biosurgery uses the units-of-production depreciation method. The units-of-production method requires Genzyme Biosurgery to make significant judgments and estimates, including estimates of the number of units that will be produced using the assets. There can be no assurance that Genzyme Biosurgery's estimates are accurate. If these estimates require adjustment, it could have a material impact on Genzyme Biosurgery's reported results.

In accounting for acquisitions, Genzyme Biosurgery allocates the purchase price to the fair value of the acquired tangible and intangible assets, including acquired in-process research and development (IPR&D). This requires Genzyme Biosurgery to make several significant judgments and estimates. For example, it generally estimates the value of acquired intangible assets and IPR&D using a discounted cash flow model, which requires it to make assumptions and estimates about, among other things:

- the time and investment that will be required to develop products and technologies;
- the ability to develop and commercialize products before its competitors develop and commercialize products for the same indications;
- revenues that will be derived from the products; and
- appropriate discount rates to use in the analysis.

Use of different estimates and judgments could yield materially different results in this analysis, and could result in materially different asset values and IPR&D charges.

As of December 31, 2001, there were approximately $525.2 million of intangible assets on Genzyme Biosurgery's balance sheet. Genzyme Biosurgery amortizes acquired intangible assets using the straight-line method over their estimated economic lives, which range from 1.5 to 40 years. Determining the economic lives of acquired intangible assets requires Genzyme Biosurgery to make significant judgment and estimates, and can materially impact its operating results.

Asset Impairments

Genzyme Biosurgery periodically evaluates long-lived assets for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Genzyme Biosurgery performs these evaluations whenever events or changes in circumstance suggest that the carrying value of an asset or group of assets is not recoverable. Indicators of potential impairment include:

- a significant change in the manner in which an asset is used;
- a significant decrease in the market value of an asset;
- a significant adverse change in its business or industry; and
- a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

If Genzyme Biosurgery believes an indicator of potential impairment exists, it tests to determine whether the impairment recognition criterion of SFAS No. 121 has been met. In evaluating long-lived assets for potential impairment, Genzyme Biosurgery makes several significant estimates and judgments, including:

- determining the appropriate grouping of assets at the lowest level for which cash flows are available;
- estimating future cash flows associated with the asset or group of assets; and
- determining an appropriate discount rate to use in the analysis.

Use of different estimates and judgments could yield significantly different results in this analysis, and could result in materially different asset impairment charges.

Effective January 1, 2002, Genzyme Biosurgery adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that ratable amortization of goodwill and certain intangible assets be replaced with periodic tests of goodwill's impairment and that other intangible assets be amortized over their useful lives. Unlike SFAS No. 121, goodwill impairment tests performed under SFAS No. 142 do not involve an initial test comparing the projected undiscounted cash flows to the carrying amount of the goodwill. Instead, SFAS No. 142 requires that goodwill be tested using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the implied fair value, the carrying value of the goodwill must be written down to its implied fair value.

Genzyme Biosurgery will perform transitional impairment tests under SFAS No. 142 in 2002 for the $236.6 million of goodwill recorded as of December 31, 2001. For all of its acquisitions, various analyses, assumptions, and estimates were made at the time of acquisition specifically regarding product development, market conditions, and cash flows that were used to determine the valuation of goodwill and intangibles. The possibility exists that those estimates could prove to be inaccurate, which could result in an impairment of goodwill. Also, because the goodwill impairment test required by SFAS No. 142 is different than the test Genzyme Biosurgery had been required to perform under SFAS 121, transitional impairment tests performed under SFAS No. 142 may yield different results than previous tests performed under SFAS No. 121. This charge would be recorded as an expense to the income statement at the time of impairment. Genzyme Biosurgery anticipates that our goodwill impairment test in 2002 will result in an impairment loss recognition of between $80.0 million and $90.0 million related mainly to our cardiothoracic reporting unit. This charge will be reflected in our statement of operations in 2002.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of Genzyme Biosurgery's financial statements.

Revenues

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product revenue:					
Cardiothoracic	**$ 69,118**	$ 76,406	$ 77,936	(10%)	(2%)
Orthopaedics	**83,373**	4,159	–	1,905%	N/A
Biosurgical specialties	**59,032**	41,305	34,015	43%	21%
Total product revenue	**211,523**	121,870	111,951	74%	9%
Service revenue:					
Orthopaedics	**18,417**	18,229	15,213	1%	20%
Biosurgical specialties	**5,197**	5,092	5,092	2%	– %
Total service revenue	**23,614**	23,321	20,305	1%	15%
Research and development revenue:					
Biosurgical specialties	**5**	23	97	(78%)	(76%)
Total research and development revenue	**5**	23	97	(78%)	(76%)
Total revenues	**$235,142**	$145,214	$132,353	62%	10%

2001 as compared to 2000

Cardiothoracic products include fluid management (chest drainage) systems, surgical closures, biomaterials, and instruments for conventional and minimally invasive cardiac surgery. The decrease in cardiothoracic product revenue in 2001 as compared to 2000 was due to decreased sales of chest drainage systems resulting from competitive pricing pressures in that market, as well as our withdrawal from certain commodity suture lines in Europe. The decrease was offset, in part, by the continued growth in sales of minimally invasive cardiac surgery products and sales revenue from FocalSeal-L surgical sealant. We added FocalSeal-L surgical sealant to the cardiothoracic product category in the third quarter of 2000 pursuant to a distribution and marketing agreement with Focal which, prior to our acquisition of Focal in June 2001, provided us with exclusive distribution rights for this product in North America.

The orthopaedics product revenue increased in 2001 as compared to 2000 due to the sales of Synvisc viscosupplementation product, which we added to the orthopaedics product category in December 2000 through our acquisition of Biomatrix.

The increase in biosurgical specialties product revenue in 2001 as compared to 2000 was due primarily to increases in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in sales of products sold to original equipment manufacturers and sales generated from Hylaform biomaterial and other skin care products, which were added to the biosurgical specialties product category in December 2000, also contributed to the overall increase in biosurgical specialties product revenue. The increase in sales was partially offset by a decrease in sales of instruments for plastic surgery due to the sale of our Snowden-Pencer line of surgical instruments during the fourth quarter of 2001.

International revenue as a percentage of total revenue in 2001 was 20% as compared to 25% in 2000. International revenue as a percentage of total revenue decreased during the year due primarily to the addition of sales of Synvisc viscosupplementation product, which is sold predominantly in the United States. In addition, the average exchange rate for the Euro declined 3% during the period.

2000 as compared to 1999

The decrease in cardiothoracic product revenue in 2000 as compared to 1999 was due to the competitive pricing pressures in the chest drainage market. These factors were offset, in part, by the continued growth in minimally invasive cardiothoracic products and the revenue generated from FocalSeal-L, which was added to the cardiothoracic product line in the third quarter of 2000.

The increase in orthopaedics revenue was due to the continued growth in sales of Carticel chondrocytes and the sales of Synvisc viscosupplementation product, which was added to the orthopaedic line in 2000 as a result of the acquisition of Biomatrix. The increase in sales of Carticel chondrocytes was a result of continued increases in the number of patients treated and surgeons trained as well as an increase in the number of insurance reimbursement approvals.

Biosurgical specialties product revenue increased as a result of continued revenue growth in sales of Seprafilm bioresorbable membrane and Sepramesh biosurgical composite. An increase in revenues from Genzyme Biosurgery's Snowden-Pencer line of instruments for general and plastic surgery and products sold to original equipment manufacturers, including sutures, also contributed to the overall increase in biosurgical specialties product revenue.

International revenues as a percentage of total revenues in 2000 were 25% as compared to 28% in 1999. This decrease was primarily due to a 13% decline in the average exchange rate of the Euro for the year ended December 31, 2000 as compared to the year ended December 31, 1999.

Margins

(Amounts in thousands, except percentage data)	2001	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Product margin	$ 98,273	$52,381	$44,739	88%	17%
% of product revenue	46%	43%	40%		
Service margin	$ 10,881	$11,023	$ 7,068	(1%)	56%
% of service revenue	46%	47%	35%		
Total gross margin	$109,154	$63,404	$51,807	72%	22%
% of total product and service revenue	46%	44%	39%		

2001 as compared to 2000

Genzyme Biosurgery provides a broad range of healthcare products and services. As a result, Genzyme Biosurgery's gross margins may vary significantly depending on the market conditions of each product or service.

Genzyme Biosurgery recorded charges to cost of products sold in 2001 of $11.3 million relating to the increased basis of the inventory obtained in connection with our acquisition of Biomatrix in December 2000, and $1.4 million relating to the increased basis of the inventory obtained in connection with our acquisition of Focal in June 2001. Additionally, Genzyme Biosurgery included a $0.8 million charge related to the underfunding of an acquired retirement plan in cost of products sold in 2001. Excluding the adjustments described above, product margins increased in 2001 as compared to 2000, as a result of an increase in sales of higher margin products such as Synvisc viscosupplementation product and devices for minimally invasive cardiac surgery.

Service margins for services allocated to Genzyme Biosurgery decreased in 2001 as compared to 2000 due primarily to a significant decline in the volume of Epicel skin graft services due to an increase in discounts and cancellations. This decrease is partially offset by the increase in service margin for Carticel chondrocytes due to higher average sales prices resulting from a price increase and continued controlled spending efforts.

2000 as compared to 1999

Product margin increased in 2000 as compared to 1999 due to sales of higher margin products such as instruments for minimally invasive cardiac surgery. Service margin also increased in 2000 as compared to 1999 as a result of cost reduction initiatives and increased sales of Carticel chondrocytes.

Operating Expenses

2001 as compared to 2000

The increase in selling, general and administrative expenses in 2001 as compared to 2000 was primarily due to the addition of expenses related to the Biomatrix business, which we acquired in December 2000, and an increase in patent litigation costs, which were $4.1 million. In addition, Genzyme Biosurgery recorded $7.2 million in costs associated with the consolidation of European operations.

Genzyme Biosurgery's research and development expenses increased in 2001 as compared to 2000 due to increased spending on the orthopaedics and cardiothoracic development programs. The increase in spending was primarily a result of the addition of Synvisc viscosupplementation product to the orthopaedics line in December 2000 and FocalSeal-L surgical sealant to the cardiothoracic line in June 2001.

2000 as compared to 1999

Genzyme Biosurgery's selling, general and administrative expenses increased in 2000 as compared to 1999 due to increased spending on the marketing of the cardiothoracic products, including the launch of three new products for the cardiothoracic market, and corporate branding efforts associated with the creation of Genzyme Biosurgery. The increase was offset, in part, by efforts to streamline operations relating to the provision of Carticel chondrocytes and Epicel skin grafts.

Research and development expenses were maintained at a consistent level for 2000 when compared to 1999.

Amortization of Intangibles

The increase in amortization of intangibles for the year ended December 31, 2001 is primarily attributable to intangible assets acquired in connection with our acquisitions of:

- Biomatrix in December 2000;
- Genzyme Development Partners, L.P. limited partnership interests in 2001; and
- Focal in June 2001.

Purchase of In-Process Research and Development

In connection with our acquisition of Biomatrix, we allocated approximately $82.1 million to IPR&D, which Genzyme Biosurgery recorded as a charge to expense in its combined statement of operations for the year ended December 31, 2000. As of December 31, 2001, the technological feasibility of the Biomatrix IPR&D projects had not yet been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Below is a brief description of the Biomatrix IPR&D projects, including an estimation of when management believes we may realize revenues from the sales of these products in the respective application:

Program	Program Description or Indication	Development Status at December 31, 2001	Value at Acquisition Date (in millions)	Estimated Cost to Complete (in millions)	Year of Expected Product Launch
Viscosupplementation	Use of elastoviscous solutions and viscoelastic gels in disease conditions to supplement tissues and body fluids, alleviating pain and restoring normal function.	• Preclinical for knee indications • Presubmission in Europe for hip indications	$33.8	[1]	2002 to 2006
Viscoaugmentation and Viscoseparation	Use of viscoelastic gels to provide scaffolding for tissue regeneration and to separate tissues and decrease formation of adhesions and excessive scars after surgery.	• Preclinical – gynecological and pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	48.3	[1]	2003 to 2006
			$82.1		

[1] *Costs to complete are not estimable due to the early stage of these programs.*

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technological feasibility. In addition, once developed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue. We cannot give you assurances that these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operations could be materially affected.

Charge for Impaired Assets

In 2000, we recorded a $4.3 million charge for abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment was related to the Sepra product line and did not have other alternative uses. We allocated this charge to Genzyme Biosurgery.

Other Income and Expenses

(Amounts in thousands, except percentage data)	**2001**	2000	1999	01/00 Increase/ (Decrease) % Change	00/99 Increase/ (Decrease) % Change
Equity in net loss of unconsolidated affiliates	**$ (1,316)**	$ –	$(3,403)	N/A	(100%)
Loss on investments in equity securities	**–**	(7,300)	–	(100%)	N/A
Loss on sale of product line	**(24,999)**	–	–	N/A	– %
Other	**124**	(15)	138	(927%)	(111%)
Investment income	**1,753**	5,833	4,808	(70%)	21%
Interest expense	**(13,884)**	(1,364)	(1,858)	918%	(27%)
Total other income (expenses)	**$(38,322)**	$(2,846)	$ (315)	1,247%	803%

2001 as compared to 2000

Equity in Net Loss of Unconsolidated Affiliate

In January 2001, Focal exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated our investment in Focal to Genzyme Biosurgery. Genzyme Biosurgery recorded in equity in net loss of unconsolidated affiliate its portion of the results of Focal. Genzyme Biosurgery's equity in net loss of unconsolidated affiliate increased in 2001 when compared to 2000 because Genzyme Biosurgery did not account for our interest in Focal under the equity method of accounting in 2000. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock, at which time we began accounting for Focal as a wholly-owned subsidiary.

Loss on Investments in Equity Securities

In 2000, Genzyme Biosurgery recorded a $7.3 million charge for the write-down of Genzyme Biosurgery's investment in the common stock of Focal, because we considered the decline in the value of this investment to be other than temporary. Genzyme Biosurgery had no similar charge in 2001.

Loss on Sale of Product Line

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $16.0 million in cash. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

Investment Income

Investment income decreased in 2001 when compared to 2000 as a result of lower average cash balances.

Interest Expense

Interest expense increased primarily as a result of the $234.0 million of debt outstanding as of December 31, 2001, under the portion of our revolving credit facility that we allocated to GenzymeBiosurgery. In December 2000, we drew $200.0 million under this facility and allocated the proceeds to Genzyme Biosurgery to finance a portion of the cash component of the Biomatrix merger consideration. In November 2001, we drew $17.0 million under this facility and allocated the proceeds to Genzyme Biosurgery. We repaid $1.0 million of these borrowings in December 2001 using cash allocated to Genzyme Biosurgery.

2000 As Compared to 1999

Equity in Net Loss of Unconsolidated Affiliate

The decrease in equity in net loss of unconsolidated affiliate in 2000 as compared to 1999 is due to the reallocation of Genzyme's ownership interest in Diacrin/Genzyme LLC from Genzyme Biosurgery to Genzyme General in May 1999.

Loss on Investments in Equity Securities

Genzyme Biosurgery recorded a $7.3 million charge in 2000 in connection with the write-down of Genzyme Biosurgery's investment in the common stock of Focal, Inc., because we considered the decline in the value of this investment to be other than temporary. Genzyme Biosurgery had no similar charge in 1999.

Investment Income

Investment income increased in 2000 when compared to 1999 as Genzyme Biosurgery had a higher average cash balance during 2000.

Research and Development Programs

Before we can commercialize our development-stage products, we will need to:

- conduct substantial research and development;
- undertake preclinical and clinical testing; and
- pursue regulatory approvals.

This process is risky, expensive, and may take several years. We cannot guarantee that we will be able to successfully develop any product, or that we would be able to recover our development costs upon commercialization of a product that we successfully develop.

Below is a brief description of our significant research and development programs that have been allocated to Genzyme Biosurgery:

Program	Program Description or Indication	Development Status at December 31, 2001	Year of Expected Product Launch
HIF-1 α	Angiogenic gene therapy to treat coronary artery disease and peripheral arterial disease	• Phase 1 clinical trials ongoing	2008
Cardiac Cell Therapy	Tissue regeneration therapy to treat congestive heart failure	• Preclinical; IND expected to be filed in 2002	2010
Synvisc (Hylan G-F20)[1]	Next stage viscosupplementation products to treat osteoarthritis of the knee, hip and other joints	• Preclinical for knee indications • Pre-submission in Europe for hip indications	2002 through 2006
Sepra technologies[1]	Next stage products to prevent surgical adhesions for various indications	• Preclinical – gynecological and pelvic indications • Phase 2 – spine indications • Phase 3 – abdominal indications	2003 through 2006

The aggregate actual and estimated research and development expense for the above programs is as follows (in millions):

Costs incurred for the year ended December 31, 2000	$14.3
Costs incurred for the year ended December 31, 2001	$19.8
Cumulative costs incurred as of December 31, 2001	$70.3
Estimated costs to complete as of December 31, 2001[2]	$135.0 to $150.0

[1] *Includes programs acquired in connection with the December 2000 acquisition of Biomatrix, Inc.*

[2] *Excludes estimated costs to complete cardiac cell therapy, Synvisc and certain Sepra product applications due to the early stage of these programs.*

Our current estimates of the time and investment required to develop these products may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially affected.

Liquidity and Capital Resources

At December 31, 2001, Genzyme Biosurgery had cash and cash equivalents of $38.6 million, a decrease of approximately $39.5 million from December 31, 2000.

Genzyme Biosurgery's operating activities used $44.1 million of cash for 2001. Operating activities were impacted by Genzyme Biosurgery's division net loss of $145.2 million offset primarily by:

- $60.9 million of depreciation and amortization, of which $14.1 million resulted from the depreciation of the property, plant and equipment and $46.8 million resulted from the amortization of intangible assets, including intangible assets acquired in connection with our acquisitions of Biomatrix and Focal; and
- $13.0 million attributable to the net change in working capital.

Genzyme Biosurgery's investing activities in 2001 utilized $27.3 million in cash.

Investing activities used:

- $12.9 million of cash to fund capital expenditures;
- $23.8 million of cash, net of $2.3 million of cash acquired in connection with our acquisition of Focal, to fund acquisitions, of which $25.9 million was used to purchase all of the GDP Class A and Class B limited partnership interests as described below; and
- $5.0 million of cash to purchase Focal common stock.

Investing activities generated $15.9 million of net cash from the disposition of the Snowden-Pencer line.

During 2001, Genzyme Biosurgery received $1.6 million in cash from the exercise of stock options and the purchase of shares under the employee stock plans. We also received $2.8 million from the partial payment of notes receivable from our stockholders. Our financing activities used $0.4 million of cash to repay bank overdrafts.

In November 2001, Genzyme Biosurgery sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash. The purchaser, Snowden-Pencer, Inc. acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

In January 2001, we acquired the outstanding Class A limited partnership interests of GDP for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, the results of operations of GDP are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition of the Class A interests.

Genzyme Biosurgery, together with our other operating divisions, has access to our $350.0 million revolving credit facility, all of which matures in December 2003. Prior to November 2001, this was a $500.0 million credit facility, $150.0 million of which matured in December 2001 and $350.0 million of which matures in December 2003. At December 31, 2000 $18.0 million was outstanding under the portion of the facility that matured in December 2001, all of which was allocated to Genzyme Biosurgery and $350.0 million was outstanding under the portion of the facility maturing in December 2003, $150.0 million of which was allocated to Genzyme General and $200.0 million of which was allocated to Genzyme Biosurgery. In May 2001, Genzyme General repaid the $150.0 million it had drawn under this facility in December 2000 to finance the cash component of the GelTex merger consideration. In September 2001, we decided to rollover the $18.0 million outstanding under the portion of the facility that matured in December 2001 into the portion of the facility that matures in December 2003. In November 2001, we drew an additional $17.0 million under this facility and allocated the borrowings to Genzyme Biosurgery. We repaid $1.0 million of this amount in 2001. We allowed the $150.0 million portion of the credit facility to expire without renewal at its December 12, 2001 maturity date. At December 31, 2001 $234.0 million remained outstanding under this facility, all of which was allocated to Genzyme Biosurgery. Borrowings under this facility bear interest at LIBOR plus an applicable margin. The terms of our revolving credit facility include various covenants including financial covenants, which require us to meet minimum liquidity and interest coverage ratios and to meet maximum leverage ratios. We currently are in compliance with these covenants and do not anticipate falling out of compliance. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, it may need to borrow additional funds to make these payments.

In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2001, $10.0 million of the principal of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

In July 2001, Genzyme Biosurgery drew down $12.0 million of the $15.0 million still available to it under the $25.0 million interdivisional financing arrangement with Genzyme General in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares. Genzyme Biosurgery used $8.5 million of the proceeds to pay a portion of the amounts it owes to Genzyme General. Under the terms of this arrangement, Genzyme Biosurgery may draw down funds as needed each quarter in exchange for Biosurgery designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to Genzyme Biosurgery. At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Prior to our acquisition of Biomatrix, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable to us. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and Genzyme Biosurgery recorded $14.7 million of outstanding principal and accrued interest to division equity because notes were received in exchange for the issuance of stock. As of December 31, 2001, the outstanding balance of these notes was $10.2 million, all of which was allocated to Genzyme Biosurgery.

Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc. did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product candidate was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture, plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to Genzyme General to February 1, 2002.

As of December 31, 2001, we were committed to make the following payments under contractual obligations using cash allocated to Genzyme Biosurgery:

	Payments Due by Period						
Contractual Obligations	**Total**	2002	2003	2004	2005	2006	After 2006
(Amounts in millions)							
Long-term debt	**$244.0**	$ –	$244.0	$ –	$ –	$ –	$ –
Capital lease obligations	**1.6**	0.9	0.7	–	–	–	–
Operating leases	**20.9**	4.6	4.6	3.5	2.8	2.8	2.6
Unconditional purchase obligations	**–**	–	–	–	–	–	–
Research and development agreements	**1.4**	1.4	–	–	–	–	–
Other contractual obligations	**27.1**	27.1	–	–	–	–	–
Total contractual cash obligations	**$295.0**	$34.0	$249.3	$3.5	$2.8	$2.8	$2.6

We believe that Genzyme Biosurgery's cash resources, together with the revenues generated from its products and distribution agreements, will be sufficient to finance its planned operations and capital requirements through the fourth quarter of 2002. Genzyme Biosurgery intends to use substantial portions of its available cash for:

- research and development;
- product development and marketing, including for Synvisc viscosupplementation product;
- expanding manufacturing capacity;
- expanding facilities; and
- working capital.

Genzyme Biosurgery's cash needs may differ from those planned as a result of many factors, including the:

- results of research and development efforts;
- ability to establish and maintain strategic alliances;
- ability to enter into licensing arrangements and additional distribution arrangements;
- ability to share costs of product development with research and marketing partners;
- costs involved in enforcing patent claims and other intellectual property rights;
- market acceptance of novel approaches and therapies;
- success of its initiatives to reduce expenses and streamline its operations;
- development of competitive products; and
- ability to satisfy regulatory requirements of the FDA and other governmental authorities.

Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangements, or obtain either on terms we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to sell to, or co-develop with third parties, rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

New Accounting Pronouncements and Market, Interest Rate, Foreign Exchange and Equity Price Risk

See "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" included in this annual report.

Factors Affecting Future Operating Results

The future operating results of Genzyme Biosurgery could differ materially from the results described above due to the risks and uncertainties described below and under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

A failure to increase sales of Synvisc viscosupplementation product could have a negative effect on the price of Biosurgery Stock. Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc viscosupplementation product. Net product sales of Synvisc viscosupplementation product totaled $83.3 million for the year ended December 31, 2001, representing approximately 35% of Genzyme Biosurgery's total revenues for that year and $0.1 million for the 13-day period beginning December 18, 2000 (date of Genzyme Biosurgery's inception) to December 31, 2000, representing approximately 0.08% of Genzyme Biosurgery's total revenues for that year.

Failure to achieve sales growth for Synvisc viscosupplementation product may cause the value of Biosurgery Stock to decline. Revenues from Synvisc viscosupplementation product could be impacted negatively if competitive treatments for the symptoms of osteoarthritis of the knee are deemed more efficacious, more convenient to use or cost effective. Products competitive to Synvisc viscosupplementation product are currently being sold. Some companies are developing competitive products, and other companies may do so in the future.

The commercial success of Synvisc viscosupplementation product also will depend on many other factors, including:

- *The availability of third-party reimbursement.*

An important factor to achieving sales growth for Synvisc viscosupplementation product is the availability of reimbursement from third party payors, including managed care organizations, private health insurers and government healthcare administrative authorities. Genzyme Biosurgery has been generally successful in obtaining and maintaining broad coverage and adequate reimbursement in the United States for Synvisc viscosupplementation product. Medicare carriers in all 50 states provide benefits for Synvisc viscosupplementation product. Approximately 90% of commercial insurers also cover the product. Genzyme Biosurgery is working to expand existing coverage to plans that do not provide benefits for Synvisc viscosupplementation product and in situations where coverage policies may be limited in scope. Outside the United States, reimbursement is often provided by government healthcare administrative authorities. Reimbursement is not offered by any such authority outside the United States. Genzyme Biosurgery continues to seek coverage for Synvisc viscosupplementation product from such authorities, particularly in Canada, Europe and Australia. To manage and reduce healthcare costs, third party payors increasingly seek opportunities to contain healthcare costs. These efforts include challenging the price of healthcare products, limiting coverage and the level of coverage that will be provided, and shifting reimbursable costs to other parties through copayment, coinsurance and other risk sharing arrangements. We cannot guarantee that any third-party payor that currently provides reimbursement for Synvisc viscosupplementation product will continue to provide coverage or reimbursement at adequate levels, or that additional third-party payors will begin to provide coverage or reimbursement at adequate levels.

- *Continued relations with marketing partners.*

Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners fail to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

The future commercial success of Synvisc viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results" included in this annual report.

The commercial success of Carticel chondrocytes is uncertain. Carticel cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Revenues from Carticel chondrocytes services total $18.4 million for the year ended December 31, 2001, representing approximately 8% of Genzyme Biosurgery's total revenue for that year. The commercial success of Carticel chondrocytes will depend on many factors, including the following:

- *Positive results from post-marketing studies.*

If three ongoing post-marketing studies do not demonstrate that treatment with Carticel chondrocytes is superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel chondrocytes.

- *FDA approval of related device.*

Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel chondrocytes and has filed for marketing approval with the FDA. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel chondrocytes, or that this device will gain commercial acceptance.

- *The availability of third-party reimbursement.*

Since the FDA approved Carticel chondrocytes, we have seen a substantial increase in the number of third party payors who cover it. Some third-party payers, however, do not cover Carticel chondrocytes. We cannot guarantee that any third-party payers will continue to cover it or that additional third-party payers will begin to provide reimbursement.

Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third-party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association's Technology Assessment Committee has issued an evaluation indicating that Carticel chondrocytes do not meet all of its published criteria for new treatments. We believe that Carticel chondrocytes do meet these criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving coverage for

Carticel chondrocytes under their policies as a result of this unfavorable evaluation. Since these remaining plans represent a significant percentage of insured lives in the Untied States, this evaluation has continued to restrict our access to a substantial portion of the market for Carticel chondrocytes. Some payors that cover Carticel chondrocytes as a matter of medical policy may nonetheless fail to provide separate or adequate reimbursement. Thus, providers who elect to use Carticel chondrocytes for patients who are insured by these payors are forced to absorb most or all of the cost.

- *The success of competitive products.*

  The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. We are aware of at least three other companies that have competitive cell-based therapies for cartilage repair in the European market. Further, at least three other companies are engaged in research on cultured cartilage cell products. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to Carticel chondrocytes.

- *Market acceptance by orthopaedic surgeons.*

  We are marketing Carticel chondrocytes to orthopaedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate Carticel chondrocytes into their practice to make it commercially successful.

- *Fluctuating revenues due to seasonal factors.*

  We expect that the revenues from the sale of the Carticel chondrocytes will fluctuate based on our success in penetrating the market, the availability of competitive procedures and the availability of third-party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

- *Reliance on key collaborators.*

  Carticel chondrocytes were developed based on the work of a group of Swedish physicians. Individuals who are familiar with the know-how underlying Carticel chondrocytes through their association with these physicians may disclose the information to our competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

  Genzyme Biosurgery maintains consulting and sponsored research arrangements with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed Carticel chondrocytes. The purpose of these arrangements is to conduct additional research on Carticel chondrocytes. The arrangements prohibit members of the research team from disclosing any information proprietary to Genzyme Biosurgery and require all inventions conceived or reduced to practice during the course of such research shall be Genzyme Biosurgery's property.

Genzyme Biosurgery has and will continue to devote significant resources to develop novel products and treatments that may not be commercially successful. Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm adhesion barrier was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

We cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

Adverse events in the field of gene therapy may negatively affect regulatory approval or public perception of Genzyme Biosurgery's gene therapy products. The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Biosurgery clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products.

The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

- greater government regulation;
- stricter clinical trial oversight;
- tighter commercial product labeling requirements of gene therapies; and
- a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

Because Genzyme Biosurgery has significant fixed payments, it will need to devote a substantial portion of its cash flow to make the payments and may need to borrow money in the future to make debt payments and operate its business. As of December 31, 2001, we had allocated to Genzyme Biosurgery approximately $234.0 million borrowed under our corporate credit facility. Genzyme Biosurgery will use a large part of its cash flow to make principal and interest payments on this debt. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

In addition to amounts borrowed under the credit facility, significant cash obligations allocated to Genzyme Biosurgery include the following:

- *Genzyme General.*

  Genzyme Biosurgery is obligated to pay back to Genzyme General $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. This refund is due by February 1, 2002.

- *UBS Warburg LLC.*

  In connection with our acquisition of Biomatrix, we assumed a 6.9% convertible subordinated note in favor of UBS Warburg LLC that matures in May 2003. At December 31, 2001, $10.0 million principal amount of this note remained outstanding, all of which we allocated to Genzyme Biosurgery. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

Genzyme Biosurgery anticipates future losses and may never become profitable. Genzyme Biosurgery expects to have operating losses before amortization of intangibles through at least the second quarter of 2002 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth and operating loss. If Genzyme Biosurgery cannot increase revenues and/or reduce operating expenses effectively, it may not become profitable.

If Genzyme Biosurgery fails to obtain capital necessary to fund its operations, it will be unable to fund development programs and complete clinical trials. We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from product and service sales, will be sufficient to fund its operations through at least the fourth quarter of 2002.

Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

- results of research and development efforts;
- ability to establish and maintain strategic alliances;
- ability to enter into and maintain licensing arrangements and additional distribution arrangements;
- ability to share costs of product development with research and marketing partners;
- achievement of milestones under strategic alliances;
- costs involved in enforcing patent claims and other intellectual property rights;
- market acceptance of novel approaches and therapies;
- success of its initiatives to reduce expenses and streamline its operations;
- development of competitive products; and
- ability to satisfy regulatory requirements of the FDA and other government authorities.

Genzyme Biosurgery will require significant additional financing to continue operations at anticipated levels. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to sell to, or co-develop with third parties, rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

Changes in Genzyme Biosurgery's manufacturing capabilities could significantly reduce its ability to deliver its products. Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations and financial condition.

Competition from other medical device and technology companies could hurt Genzyme Biosurgery's performance. The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

- Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular fluid management market;
- Ethicon Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;
- CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;
- Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and
- Fidia S.p.A., Q-Med AB, Sanofi and OrthoLogic Corp., Anika Therapeutics, Inc., Zimmer, Inc., and Seikagiku Corporation, Bio-Technology General Corp. and Smith & Nephew in the viscosupplementation product market.

These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

The trend toward consolidation in the surgical devices industry may adversely affect Genzyme Biosurgery's ability to market successfully its products to some significant purchasers. The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that Genzyme Biosurgery will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

We face litigation that could have a material adverse effect on Genzyme Biosurgery's business, financial condition and results of operations. We encourage you to read the material under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations – Factors Affecting Future Operating Results – In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix" included in this annual report. That material describes a securities lawsuit filed against Biomatrix prior to our acquisition of Biomatrix.

Subsequent Event

On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

Genzyme Biosurgery
A Division of Genzyme Corporation
Combined Statements of Operations

(Amounts in thousands)	For the Years Ended December 31, 2001	2000	1999
Revenues:			
Net product sales	**$ 211,523**	$ 121,870	$111,951
Net service sales	**23,614**	23,321	20,305
Revenues from research and development contracts	**5**	23	97
Total revenues	**235,142**	145,214	132,353
Operating costs and expenses:			
Cost of products sold	**113,250**	69,489	67,212
Cost of services sold	**12,733**	12,298	13,237
Selling, general and administrative	**122,020**	92,238	87,841
Research and development	**47,159**	37,000	36,075
Amortization of intangibles	**46,828**	7,096	5,750
Purchase of in-process research and development	**-**	82,143	-
Charge for impaired asset	**-**	4,321	-
Total operating costs and expenses	**341,990**	304,585	210,115
Operating loss	**(106,848)**	(159,371)	(77,762)
Other income (expenses):			
Equity in net loss of unconsolidated affiliates	**(1,316)**	-	(3,403)
Loss on investments in equity securities	**-**	(7,300)	-
Loss on sale of product line	**(24,999)**	-	-
Other	**124**	(15)	138
Investment income	**1,753**	5,833	4,808
Interest expense	**(13,884)**	(1,364)	(1,858)
Total other expenses	**(38,322)**	(2,846)	(315)
Division net loss	**$(145,170)**	$(162,217)	$ (78,077)
Comprehensive loss, net of tax:			
Division net loss	**$(145,170)**	$(162,217)	$ (78,077)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**979**	(332)	-
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during the period	**97**	(5,558)	(1,839)
Reclassification adjustment for losses included in division net loss	**-**	7,300	-
Unrealized gains (losses) on securities, net	**97**	1,742	(1,839)
Other comprehensive income (loss)	**1,076**	1,410	(1,839)
Comprehensive loss	**$(144,094)**	$(160,807)	$ (79,916)

The accompanying notes are an integral part of these combined financial statements.

Genzyme Biosurgery
A Division of Genzyme Corporation
Combined Balance Sheets

(Amounts in thousands)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 38,623**	$ 78,163
Accounts receivable, net	**38,293**	38,952
Inventories	**43,545**	61,574
Prepaid expenses and other current assets	**2,734**	9,543
Total current assets	**123,195**	188,232
Property, plant and equipment, net	**53,794**	57,409
Intangibles, net	**525,178**	562,635
Investment in equity securities	**-**	1,603
Other noncurrent assets	**2,504**	1,721
Total assets	**$704,671**	$811,600
Liabilities and Division Equity		
Current liabilities:		
Accounts payable	**$ 7,835**	$ 6,074
Accrued expenses	**25,142**	46,245
Due to Genzyme General	**29,513**	18,645
Current portion of long-term debt and capital lease obligations	**905**	18,449
Total current liabilities	**63,395**	89,413
Long-term debt and capital lease obligations	**234,724**	201,004
Convertible notes	**10,000**	10,000
Other noncurrent liabilities	**2,098**	77
Total liabilities	**310,217**	300,494
Commitments and contingencies (See Notes J, L and N)		
Division equity (Note M)	**394,454**	511,106
Total liabilities and division equity	**$704,671**	$811,600

The accompanying notes are an integral part of these combined financial statements.

Genzyme Biosurgery
A Division of Genzyme Corporation
Combined Statements of Cash Flows

	For the Years Ended December 31,		
(Amounts in thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Division net loss	$(145,170)	$(162,217)	$(78,077)
Reconciliation of division net loss to net cash used in operating activities:			
Depreciation and amortization	60,931	11,622	9,367
Non-cash compensation expense	66	–	–
Provision for bad debt	701	1,359	559
Charges for in-process research and development	–	82,143	–
Equity in net loss of unconsolidated affiliates	1,316	–	3,403
Loss on sale of product line	24,999	–	–
Accrued interest/amortization of marketable securities	–	2,294	–
Loss on investments in equity securities	–	7,300	–
Other	25	443	1,305
Increase (decrease) in cash from working capital changes:			
Accounts receivable	(361)	(6,904)	(5,898)
Inventories	13,097	(7,561)	(8,233)
Prepaid expenses and other current assets	6,502	(1,178)	2,365
Accounts payable and accrued expenses	(17,118)	6,975	2,558
Due to Genzyme General	10,868	10,906	6,541
Net cash used in operating activities	(44,144)	(54,818)	(66,110)
Cash Flows from Investing Activities:			
Purchases of investments	–	(96,456)	(15,161)
Sales and maturities of investments	–	198,593	36,878
Purchase of equity securities	(5,000)	(5,000)	(4,000)
Purchase of property, plant and equipment	(12,874)	(2,850)	(4,771)
Sale of property, plant and equipment	1,047	26	–
Proceeds from sale of product line	15,862	–	–
Acquisitions, net of cash acquired	(23,805)	(196,284)	–
Purchase of technology rights	–	(75)	(1,400)
Investment in unconsolidated affiliate	–	–	(3,594)
Other	(2,554)	(11,479)	471
Net cash provided by (used in) investing activities	(27,324)	(113,525)	8,423

The accompanying notes are an integral part of these combined financial statements.

Genzyme Biosurgery
A Division of Genzyme Corporation
Combined Statements of Cash Flows (continued)

(Amounts in thousands)	For the years ended December 31, 2001	2000	1999
Cash Flows from Financing Activities:			
Allocated proceeds from issuance of Biosurgery Stock	**1,562**	299	–
Allocated proceeds from issuance of Surgical Products Stock	**-**	910	–
Allocated proceeds from issuance of Tissue Repair Stock	**-**	797	462
Proceeds from issuance of debt	**17,000**	200,000	–
Payments of debt and capital lease obligations	**(1,765)**	–	(96)
Net cash allocated from Genzyme General	**11,993**	9,910	79,451
Bank overdraft	**443**	2,783	2,405
Payments of notes receivable from stockholders	**2,841**	–	–
Other	**81**	(54)	(221)
Net cash provided by financing activities	**32,155**	214,645	82,001
Effect of exchange rate changes on cash	**(227)**	(185)	–
Increase (decrease) in cash and cash equivalents	**(39,540)**	46,117	24,314
Cash and cash equivalents at beginning of period	**78,163**	32,046	7,732
Cash and cash equivalents at end of period	**$ 38,623**	$ 78,163	$32,046
Supplemental disclosures of cash flows:			
Cash paid during the year for:			
Interest	**$ 11,916**	$ 1,620	$ 1,629

Supplemental disclosures of non-cash transactions:
Other Charges – Note C
Acquisitions and disposition – Notes D, E

In conjunction with the acquisitions of Focal, Biomatrix and GDP, liabilities were assumed as follows:

(Amounts in thousands)	For the Years Ended December 31, 2001	2000
Fair value of assets acquired	**$ 33,506**	$ 375,732
Goodwill	**9,779**	112,262
Acquired in-process research and development	**-**	82,143
Deferred compensation	**-**	66
Issuance of common stock and options	**(9,801)**	(217,895)
Net cash paid for acquisition and acquisition costs	**(24,223)**	(208,371)
Existing equity investment	**(5,488)**	–
Liabilities for exit activities and integration	**-**	(6,716)
Net deferred tax liability assumed	**-**	(106,122)
Net liabilities assumed	**$ 3,773**	$ 31,099

The accompanying notes are an integral part of these combined financial statements.

Note A. Summary of Significant Accounting Policies

Business

Genzyme Biosurgery is our operating division that develops and markets implantable biotherapeutic products, biomaterials and medical devices to improve or replace surgery, with an emphasis on the orthopaedics and cardiothoracic markets.

In December 2000, we acquired Biomatrix, Inc., a public company that develops, manufactures, markets and sells a series of proprietary viscoelastic and viscosupplementation products based on hyaluronan technology that are used in therapeutic medical applications and skin care, for an aggregate purchase price of $482.4 million. We accounted for the acquisition as a purchase and allocated it to Genzyme Biosurgery. Immediately prior to the acquisition, we combined two of our operating divisions, Genzyme Surgical Products and Genzyme Tissue Repair, to form a new division called Genzyme Biosurgery. We allocated the acquired assets and liabilities of Biomatrix to Genzyme Biosurgery. The combination of Genzyme Surgical Products and Genzyme Tissue Repair to form Genzyme Biosurgery did not result in any adjustments to the book values of the net assets of the divisions because they remained divisions of the same corporation. We present the financial statements of Genzyme Biosurgery as though the divisions had been combined for all periods presented, and include the operations of Biomatrix from December 18, 2000, the date of acquisiton.

In connection with the formation of Genzyme Biosurgery, we created Genzyme Biosurgery Stock. Biosurgery Stock is designed to track the performance of our Genzyme Biosurgery division. We converted each outstanding share of Surgical Products Stock into 0.6060 of a share of Biosurgery Stock, and each outstanding share of Tissue Repair Stock into 0.3352 of a share of Biosurgery Stock. We converted all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock into options to purchase Biosurgery Stock at the applicable conversion rate.

Basis of Presentation

The combined financial statements of Genzyme Biosurgery for each period include the balance sheets, results of operations and cash flows of the businesses we allocate to Genzyme Biosurgery. We also allocate a portion of our corporate operations to Genzyme Biosurgery using methods described in our allocation policy below. These combined financial statements are prepared using amounts included in our consolidated financial statements included in this annual report. We have reclassified certain 2000 and 1999 data to conform with the 2001 presentation.

We prepare the combined financial statements of Genzyme Biosurgery in accordance with generally accepted accounting principles. We present financial information and accounting policies specific to Genzyme Biosurgery in the accompanying combined financial statements. We present financial information and accounting policies relevant to the corporation and its operating divisions taken as a whole in our consolidated financial statements. You should read our consolidated financial statements in conjunction with the combined financial statements of Genzyme Biosurgery. Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements contains a summary of our accounting policies. We incorporate that information into this note by reference.

Tracking Stock

Genzyme Biosurgery Division common stock, which we refer to as "Biosurgery Stock," is a series of our common stock that is designed to reflect the value and track the performance of Genzyme Biosurgery. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in our charter governing dividends and distributions. Under these provisions, our charter:

- factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and
- requires us to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party. A dividend or redemption payment must equal in value the net after-tax proceeds from the sale. An exchange must be for Genzyme General Stock at a 10% premium to the average market price of Biosurgery Stock calculated over a ten day period beginning on the first business day following the announcement of the sale.

To determine earnings per share, we allocate Genzyme's earnings to each series of our common stock based on the earnings attributable to that series of stock. The earnings attributable to Biosurgery Stock are defined in our charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with our management and accounting policies. Our charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Our board of directors, however, retains considerable discretion in interpreting and changing the methods of allocating earnings to each series of common stock without shareholder approval. As market or competitive conditions warrant, we may create new series of tracking stock or change our earnings allocation methodology. However, at the present time, we have no plans to do so. Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, we include financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

While Biosurgery Stock is designed to reflect Genzyme Biosurgery's performance, it is common stock of Genzyme Corporation and not Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of Biosurgery Stock have no specific rights to assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what we deem for financial statement presentation purposes as allocated to Genzyme Biosurgery. Holders of Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of Genzyme liquidation, insolvency or similar event, holders of Biosurgery Stock and other tracking stockholders would only have the rights of common stockholders in the combined assets of Genzyme.

Allocation Policy

Our charter sets forth what operations and assets are initially allocated to Genzyme Biosurgery and states that going forward the division will also include all businesses, products or programs, developed by or acquired for the division, as determined by our board of directors. We then manage and account for transactions between Genzyme Biosurgery and our other divisions and with third parties, and any resulting reallocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by our board of directors. We publicly disclose our divisional management and accounting policies, which are filed as Exhibit 99.1 to this annual report. Our charter requires that all of our assets and liabilities be allocated among our divisions. Our board of directors, however, retains considerable discretion in determining the types, magnitude and extent of allocations to each series of common stock without shareholder approval.

Allocations to our divisions are based on one of the following methodologies:

- specific identification – assets that are dedicated to the production of goods of a division or which solely benefit a division are allocated to that division. Liabilities incurred as a result of the performance of services for the benefit of a division or in connection with the expenses incurred in activities which directly benefit a division are allocated to the division. Such specifically identified assets and liabilities include cash, investments, accounts receivable, inventories, property and equipment, intangible assets, accounts payable, accrued expenses and deferred revenue. Revenues from the licensing of a division's products or services to third parties and the related costs are allocated to a division;
- actual usage – expenses are charged to the division for whose benefit such expenses are incurred. Research and development, sales and marketing and direct general and administrative services are charged to the divisions for which the services are performed on a cost basis. Such charges are generally based upon direct labor hours;
- proportionate usage – costs incurred which benefit more than one division are allocated based upon management's estimate of the proportionate benefit each division receives. Such costs include facilities, legal, finance, human resources, executive and investor relations; or
- board directed – programs and products, both internally developed and acquired, are allocated to divisions by the board of directors. The board of directors also allocates long-term debt and strategic investments.

Note B., "Policies Governing the Relationship of Genzyme's Operating Divisions," further describes our policies concerning interdivisional transactions and income tax allocations.

We believe that the divisional allocations are reasonable and have been consistently applied. However, the division's results of operations may not be indicative of what would have been realized if the division was a stand-alone entity.

Translation of Foreign Currencies

We translate the financial statements of foreign subsidiaries allocated to Genzyme Biosurgery from local currency into U.S. dollars and record translation adjustments for these subsidiaries to division equity. Genzyme Biosurgery records gains and losses on foreign currency transactions in its results of operations.

We include exchange gains and losses on intercompany balances which are long-term in nature in division equity. Gains and losses on all other transactions are included in results of operations.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, and title and risk of loss have passed to the customer. Allowances are recorded for product returns, and for any applicable third party contractual allowances, rebates, or discounts. These allowances are recorded as reductions of revenue. Outbound shipping charges to customers are included in revenues.

We recognize revenue from service sales when we

have finished providing the service. Revenue from research and development contracts is recognized over the term of the applicable contract and as we incur costs related to that contract. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. We recognize non-refundable up-front license fees over the related performance period or at the time we have no remaining performance obligations.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, we recognize milestone payments as revenue upon the achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone was not reasonably assured at the inception of the arrangement;
- there is a substantial effort involved in achieving the milestone; and
- the amount of the milestone is reasonable in relation to the level of effort associated with achievement of the milestone.

If any of these conditions are not met, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, such adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize royalties upon receipt of royalty statements from the licensee.

We do not recognize revenue under any circumstances unless collectibility is reasonably assured. We believe our revenue recognition policies are in compliance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements."

Net Income (Loss) Per Share

Earnings per share is calculated for each series of Genzyme stock using the two-class method, as further described in the notes to the consolidated financial statements. We present earnings per share data only in the consolidated financial statements of Genzyme because Genzyme Corporation is the issuer of the securities. Our divisions do not and cannot issue securities because they are not companies or legal entities.

Note B. Policies Governing the Relationship of Genzyme's Operating Divisions

Because each of our operating divisions is a part of a single company, our board of directors has adopted policies to address issues that may arise among divisions and to govern the management of, and the relationships between, each division. With some exceptions that are mentioned specifically in this note, our board of directors may modify or rescind these policies, or adopt additional policies, in its sole discretion without stockholder approval, subject only to our board of directors' fiduciary duty to stockholders. Generally accepted accounting principles require that any change in policy be preferable (in accordance with these principles) to the previous policy.

Interdivisional Asset Transfers

Our board of directors may at any time reallocate any program, product or other asset from one division to any other division. We account for interdivisional asset transfers at book value. The consideration paid for an asset transfer generally must be fair value as determined by our board of directors. The difference between the consideration paid and the book value of the assets transferred is recorded in division equity. Our board of directors determines fair value using either a risk-adjusted discounted cash flow model or a comparable transaction model.

The risk-adjusted discounted cash flow model estimates fair value by taking the discounted value of all the cash inflows and outflows related to a program or product over a specified period of time, generally the economic life of the project, adjusted for the probabilities of certain outcomes occurring or not occurring. In performing this analysis, we consider various factors that could affect the success or failure of the program including:

- the duration, cost and probability of success of each phase of development;
- the current and potential size of the market and barriers to entry into the market;
- the maximum number of patients likely to be treated with the product and the speed with which that maximum number will be reached;
- reimbursement policies and pricing limitations;
- current and potential competitors;
- the net proceeds received by us upon the sale of the program or product; and
- the costs of manufacturing and marketing the product or program.

The comparable transaction model estimates fair value through comparison to valuations established for other transactions within the biotechnology and biosurgical areas involving similar programs and products having similar terms and structure. In identifying comparable transactions, we consider, among other factors, the following:

- the similarity of market opportunity;
- the comparability of the medical needs addressed;
- the similarity of the regulatory, reimbursement and competitive environment;
- the stage of products or program development; and
- the risk profile of successfully commercializing the product or program.

We customarily use the comparable transaction model to corroborate valuations derived under the risk-adjusted discounted cash flow model.

When determining the fair value of a program under development using either model, our board of directors also takes into account the following criteria in the case of a program under development:

- the commercial potential of the program;
- the phase of clinical development of the program;
- the expenses associated with realizing any income from the program and the likelihood and time of the realization; and
- other matters that our board of directors and its financial advisors, if any, deem relevant.

One division may compensate another division for a reallocation with cash or other consideration having a value equal to the fair market value of the reallocated assets. In the case of a reallocation of assets from Genzyme General to Genzyme Biosurgery, our board of directors may elect instead to account for the reallocation as an increase in Biosurgery designated shares in accordance with the provisions of our charter. Biosurgery designated shares are shares of Biosurgery Stock that are not issued and outstanding, but which our board of directors may issue, sell, or distribute without allocating the proceeds to Genzyme Biosurgery. No gain or loss is recognized as a result of these transfers.

Our policy regarding transfers of assets between divisions may not be changed by our board of directors without the approval of the holders of Biosurgery Stock voting as a separate class unless the policy change does not affect Genzyme Biosurgery.

Other Interdivisional Transactions

Our divisions may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. These transactions may include agreements by one division to provide products and services for use by another division, license agreements and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. These transactions are subject to the following conditions:

- We charge research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for another division to the division for which the services are performed on a cost basis. We charge direct costs to the division for which we incur them. We allocate direct labor and indirect costs in reasonable and consistent manners based on the use by a division of relevant services.
- We charge the manufacturing of goods and performance of services by one division exclusively for another division to the division for which it is performed on a cost basis. To perform this calculation, we determine gross fixed assets for the facility used at the beginning of each fiscal year and apply our short-term borrowing rate. We allocate direct labor and indirect costs in reasonable and consistent manners based on the benefit received by a division of related goods and services.
- Other than transactions involving research and development, manufacturing, distribution, sales, marketing, general and administrative services, which are addressed above, all interdivisional transactions are performed on terms and conditions obtainable in arm's length transactions with third parties. Divisions performing services for other divisions do not recognize revenue for the services they perform.
- Our board of directors must approve interdivisional transactions that are performed on terms and conditions other than as described above and are material to one or more of the participating divisions. In giving its approval, our board of directors must determine that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each participating division.
- Divisions may make loans to other divisions. Any loan of $1.0 million or less matures within 18 months and accrues interest at the best borrowing rate available to the corporation for a loan of like type and duration. Our board of directors must approve any loan in excess of $1.0 million. In giving its approval, our board of directors must determine that the material terms of the loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing each such division.
- All material interdivisional transactions are set forth in a written agreement that is signed by an authorized member of the management team of each division involved in the transaction.

On December 31, 2001, Genzyme Biosurgery owed Genzyme General approximately $29.5 million in connection with these services. On December 31, 2000, approximately $18.6 million was owed.

Tax Allocations

We file a consolidated tax return and allocate income taxes to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to it under generally accepted accounting principles as if it were a separate taxpayer. We assess the realizability of our deferred tax assets at the division level. As a result, our consolidated tax provision may not equal the sum of the divisions' tax provisions. As of the end of any fiscal quarter, however, if Genzyme Biosurgery cannot use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, we may allocate the tax benefit to the other divisions in proportion to their taxable income without any compensating payment or allocation.

Access to Technology and Know-How

Genzyme Biosurgery has unrestricted access to all technology and know-how owned or controlled by Genzyme Corporation that may be useful in its business, subject to any obligations or limitations that apply to the corporation generally.

Note C. Other Charges

In 2000, Genzyme Biosurgery recorded a $4.3 million charge for the write-off of abandoned equipment at our Springfield Mills manufacturing facility located in the United Kingdom. The write-off of equipment related to the Sepra product line and did not have other alternative uses.

Note D. Disposition

In November 2001, we sold the Snowden-Pencer line of surgical instruments, consisting of reusable surgical instruments for open and endoscopic surgery, including general, plastic, gynecological and open cardiovascular surgery for $15.9 million in net cash, which was allocated to Genzyme Biosurgery. The purchaser acquired all of the assets directly associated with Snowden-Pencer products, and is subleasing from us a manufacturing facility that we lease in Tucker, Georgia. The assets sold had a net carrying value of approximately $41.0 million at the time of the sale. Genzyme Biosurgery recorded a loss of $25.0 million in connection with this sale.

Note E. Acquisitions

Focal

In January 2001, Focal, a public company and developer of synthetic biopolymers used in surgery, exercised its option to require us to purchase $5.0 million in Focal common stock at a price of $2.06 per share. After that purchase we held approximately 22% of the outstanding shares of Focal common stock and began accounting for our investment under the equity method of accounting. We allocated this investment to Genzyme Biosurgery. On June 30, 2001, we acquired the remaining 78% of the outstanding shares in an exchange of shares of Biosurgery Stock for shares of Focal common stock. Focal shareholders received 0.1545 of a share of Biosurgery Stock for each share of Focal common stock they held. We issued approximately 2.1 million shares of Biosurgery Stock as merger consideration. We also assumed all of the outstanding options to purchase Focal common stock and exchanged them for options to purchase Biosurgery Stock on an as-converted basis. We allocated the acquired assets and liabilities to Genzyme Biosurgery and accounted for the acquisition as a purchase. Accordingly, we included the results of operations of Focal in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from June 30, 2001, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (dollars in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock	$ 9,450
Issuance of options to purchase 231,566 shares of Biosurgery Stock	351
Acquisition costs	638
Existing equity investment in Focal	5,488
Cash paid to selling security holder	11
Total purchase price	$15,938
Cash and cash equivalents	$ 2,331
Other current assets	6,003
Property, plant and equipment	1,568
Intangible assets (to be amortized over 3 to 12 years)	7,909
Goodwill	1,365
Assumed liabilities	(3,773)
Note receivable from stockholders	535
Allocated purchase price	$15,938

Genzyme Development Partners, L.P.

In January 2001, we acquired the outstanding Class A limited partnership interests in GDP for an aggregate of $25.7 million in cash plus royalties on sales of certain Sepra products for ten years. In August 2001, we purchased the remaining outstanding GDP partnership interests, consisting of two Class B interests, for an aggregate of $180,000 plus royalties on sales of certain Sepra products for ten years. We accounted for the acquisitions as purchases and allocated them to Genzyme Biosurgery. Accordingly, we include the results of operations of GDP in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from January 9, 2001, the date of acquisition.

We allocated the purchase prices to the fair value of the intangible assets acquired as follows (amounts in thousands):

	Total
Patents (to be amortized over 8 years)	$ 5,909
Trademarks (to be amortized over 10 years)	2,755
Technology (to be amortized over 10 years)	8,827
Goodwill	8,414
Total	$25,905

Biomatrix

In December 2000, we completed the acquisition of Biomatrix, a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. Concurrently with the acquisition, we created Genzyme

Biosurgery as a new division. We reallocated the businesses of two of our operating divisions – Genzyme Surgical Products and Genzyme Tissue Repair – to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, we amended our charter to create Biosurgery Stock and eliminated Surgical Products and Tissue Repair Stock. Each outstanding share of, and option to purchase, Surgical Product Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock.

We accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in our consolidated financial statements and the combined financial statements of Genzyme Biosurgery from December 18, 2000, the date of acquisition.

The purchase price and the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities is as follows (in thousands):

Cash paid	$ 252,421
Issuance of 17.5 million shares of Biosurgery Stock.	206,522
Issuance of options and warrants to purchase 1.7 million shares of Biosurgery Stock	11,373
Acquisition costs	12,087
Total purchase price	$ 482,403
Cash and cash equivalents	$ 56,137
Current assets	37,639
Property, plant & equipment	39,504
Intangible assets (to be amortized straight-line over 1.5 to 11 years)	284,854
Goodwill	114,759
In-process research and development	82,143
Deferred tax asset	922
Deferred compensation	66
Assumed liabilities	(31,347)
Liabilities for exit activities and integration	(8,216)
Notes receivable from stockholders	14,760
Deferred tax liability	(108,818)
Allocated purchase price	$ 482,403

The approximately 17.5 million shares of Biosurgery Stock issued in exchange for all of the outstanding shares of Biomatrix common stock were valued using the combined five day average closing prices of Surgical Products Stock and Tissue Repair Stock, divided by the applicable exchange ratio. Options and warrants to purchase approximately 1.7 million shares of Biosurgery Stock, issued in exchange for options and warrants to purchase Biomatrix common stock were valued at $11.4 million using the Black-Scholes model. The intrinsic value of the portion of the unvested options related to the future service period was *de minimis*.

Prior to the acquisition, Biomatrix sold 744,000 shares of its common stock to certain of its employees, directors and consultants in exchange for ten-year, full recourse promissory notes. The notes accrue interest at rates ranging from 5.30% to 7.18% and mature at various dates from May 2007 through September 2009, upon which all outstanding principal and accrued interest becomes payable. As a result of the acquisition, these shares were converted into 532,853 shares of Biosurgery Stock and we recorded $14.7 million of outstanding principal and accrued interest to division equity because the notes were received in exchange for the issuance of stock.

At the date of acquisition, we began to implement plans for certain exit and integration activities, including workforce reductions and the closure of Biomatrix's Canadian facility. Accordingly, we recorded liabilities of $6.7 million for severance and related integration costs and assigned to Biomatrix's Canadian facility a value equal to the amount we estimated we would obtain upon disposal or sale. In 2001, we recorded adjustments to and charges against the restructuring reserve as follows (amounts in thousands):

Liabilities for exit activities and integration recorded at acquisition	$ 6,716
Payments in 2000	(746)
Balance at December 31, 2000	5,970
Additional reserve recorded in 2001	1,500
Payments in 2001	(5,891)
Balance at December 31, 2001	$ 1,579

In October 2001, we completed the sale of the Canadian facility for net proceeds of $1.0 million, which we allocated to Genzyme Biosurgery. We adjusted the allocated fair value of the Canadian facility to equate to the proceeds of the disposal.

As of December 31, 2001, a total of $6.6 million of costs had been charged against the accrual for exit activity and integration costs. We expect to complete this restructuring in 2002.

In connection with the purchase of Biomatrix, we allocated approximately $82.1 million of the purchase price to IPR&D. Although management ultimately is responsible for determining the fair value of the acquired IPR&D, we engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired.

The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each project once it has reached technological feasibility. A 38% discount rate was used which is consistent with the risks of each project. In estimating future cash flows, management considered other tangible and intangible assets, including core technology, required for successful exploitation of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased research and development was the amount attributable to the efforts of Biomatrix up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation, which calculation involves multiplying total estimated revenue for IPR&D by the percentage of completion of each purchased research and development project at the time of acquisition.

The significant assumptions underlying the valuations included potential revenues, costs of completion, the timing of product approvals and the selection of appropriate probability of success and discount rate. None of Biomatrix's IPR&D projects had reached technological feasibility at the date of acquisition nor did they have any alternative future use. Consequently, in accordance with generally accepted accounting principles, the amount allocated to IPR&D was charged as an expense in our consolidated financial statements and in the combined financial statements of Genzyme Biosurgery for the year ended December 31, 2000. Genzyme Biosurgery is amortizing the remaining acquired intangible assets arising from the acquisition on a straight-line basis over their estimated lives, which range from 1.5 years to 11 years. As of December 31, 2001, the technological feasibility of the acquired projects had not been reached and no significant departures from the assumptions included in the valuation analysis had occurred.

Substantial additional research and development will be required prior to any of our acquired IPR&D programs and technology platforms reaching technical feasibility. In addition, once research is completed, each product will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Our current estimates of the time and investment required to develop these products and technologies may change depending on the different applications that we may choose to pursue and on the results of preclinical and clinical studies. We cannot give you assurances that any of these programs will ever reach feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If products based on our acquired IPR&D programs and technology platforms do not become commercially viable, our results of operation could be materially affected.

Unaudited Pro Forma Financial Summary

The following unaudited pro forma financial summary is presented as if the acquisitions of Biomatrix and Focal were completed as of January 1, 2001 and 2000. The unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as the acquired IPR&D charge of $82.1 million related to our Biomatrix acquisition, are not reflected in the following unaudited pro forma financial summary:

	For the Years Ended December 31,	
(Amounts in thousands)	**2001**	2000
Total revenues	**$ 235,289**	$ 221,103
Division net loss	**(155,724)**	(144,159)

Note F. Accounts Receivable and Intangible Assets

Genzyme Biosurgery's trade receivables primarily represent amounts due from distributors and healthcare service providers. Genzyme Biosurgery performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. Genzyme Biosurgery states accounts receivable at fair value after reflecting an allowance for doubtful accounts. This allowance was $1.9 million at December 31, 2001 and $2.4 million at December 31, 2000.

The following table contains information on Genzyme Biosurgery's intangible assets for the periods presented:

(Amounts in thousands, except useful life data)	**December 31, 2001**	Weighted Average Estimated Useful Life (Years)	December 31, 2000	Weighted Average Estimated Useful Life (Years)
Goodwill	**$236,621**	25	$242,109	27
Tradenames	**85,228**	22	94,624	25
Distribution agreements	**13,950**	8	13,950	8
Patents	**173,379**	11	75,196	11
Technology	**79,423**	11	159,624	11
Other	**5,011**	4	4,622	7
	593,612		590,125	
Less accumulated amortization	**(68,434)**		(27,490)	
Intangible assets, net	**$525,178**		$562,635	

Note G. Inventories

	December 31,	
(Amounts in thousands)	**2001**	2000
Raw materials	**$13,301**	$21,270
Work-in-process	**11,517**	25,640
Finished products	**18,727**	14,664
Total	**$43,545**	$61,574

Note H. Property, Plant and Equipment

	December 31,	
(Amounts in thousands)	**2001**	2000
Plant and equipment	**$ 32,221**	$ 22,506
Land and buildings	**38,891**	40,039
Leasehold improvements	**2,720**	3,083
Furniture and fixtures	**7,001**	7,023
Construction-in-progress	**1,112**	564
	81,945	73,215
Less accumulated depreciation	**(28,151)**	(15,806)
Property, plant and equipment, net	**$ 53,794**	$ 57,409

Genzyme Biosurgery's depreciation expense was $14.1 million in 2001, $4.3 million in 2000, and $3.6 million in 1999.

Note I. Investments

Investments in marketable securities consisted of the following:

	December 31,			
	2001		2000	
(Amounts in thousands)	**Cost**	**Market Value**	Cost	Market Value
Cash equivalents: [1]				
Money market fund [2]	**$33,838**	**$33,838**	$74,035	$74,035
Investment in equity securities [3]	**$ -**	**$ -**	$ 1,603	$ 1,603

[1] Cash equivalents are included as part of cash and cash equivalents on our balance sheets.

[2] Genzyme Biosurgery's investments in money market funds have contractual maturities within one year.

[3] In 2000, we determined that our investment in the common stock of Focal, Inc., which we allocated to Genzyme Biosurgery, was permanently impaired. As a result, we recorded a charge to operations of $7.3 million in 2000, which we allocated to Genzyme Biosurgery.

Genzyme Biosurgery records gross unrealized holding gains and losses in division equity. Genzyme Biosurgery did not record any such amounts in 2001 and 2000.

Note I., "Investments," to our consolidated financial statements contains information regarding Genzyme Biosurgery's equity investment in Focal. We incorporate that information into this note by reference.

Note J. Neurocell Joint Venture Refund

Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., did not initiate a Phase 3 clinical trial of NeuroCell-PD for Parkinson's disease by June 30, 2001. Because a Phase 3 trial of the product was not initiated by June 30, 2001, Genzyme General had the right to elect to receive a refund of $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture plus accrued interest thereon at a rate of 13.5% per annum. On August 2, 2001, Genzyme Biosurgery received notification from Genzyme General of its election to receive the refund. Genzyme Biosurgery can pay the refund amount in cash, Biosurgery designated shares or both. The refund was due and payable within 90 days after Genzyme Biosurgery received the notice from Genzyme General. Genzyme General and Genzyme Biosurgery agreed to extend Genzyme Biosurgery's deadline to refund the $20.0 million to February 1, 2002. The repayment will be recorded as a reduction to Genzyme Biosurgery's division equity.

Note K. Accrued Expenses

	December 31,	
(Amounts in thousands)	**2001**	2000
Compensation	**$11,507**	$12,180
Bank overdrafts	**2,330**	2,783
Royalties	**4,522**	3,200
Restructuring costs	**2,160**	5,970
Acquisition related costs	**-**	8,897
Other	**4,623**	13,215
Total	**$25,142**	$46,245

Note L. Long-Term Debt and Leases

Our long-term debt and capital lease obligations consist of the following:

	December 31,	
(Amounts in thousands)	**2001**	2000
Revolving credit facility maturing in December 2003	**$234,000**	$200,000
Revolving credit facility maturing in December 2001	**-**	18,000
6.9% convertible subordinated note due in May 2003	**10,000**	10,000
Capital leases	**1,629**	1,453
	245,629	229,453
Less current portion	**(905)**	(18,449)
	$244,724	$211,004

Note K., "Long-Term Debt and Leases," to our consolidated financial statements contains information regarding our:

- revolving credit facility;
- 6.9% convertible subordinated note; and
- capital leases resulting from the acquisition of Biomatrix.

We incorporate that information into this note by reference.

Operating Leases

Genzyme Biosurgery leases facilities and personal property under operating leases with terms in excess of one year. Genzyme Biosurgery's total expense under operating leases was (amounts in millions):

2001	2000	1999
$3.3	$2.7	$1.9

Over the next five years, Genzyme Biosurgery will be required to repay the following amounts under operating leases (amounts in millions):

2002	2003	2004	2005	2006	After 2006
$4.6	$4.6	$3.5	$2.8	$0.5	$2.4

Note M. Division Equity

The following table contains the components of division equity for Genzyme Biosurgery for the periods presented:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Balance at beginning of period	**$ 511,106**	$ 350,463	$210,692
Division net loss	**(145,170)**	(162,217)	(78,077)
Allocated tax benefits	**18,189**	448	–
Allocation of proceeds from issuance of Tissue Repair Stock under stock plans	**–**	798	461
Allocation of proceeds from issuance of Surgical Products Stock under stock plans	**–**	910	–
Allocation of proceeds from issuance of Biosurgery Stock under stock plans	**1,555**	298	–
Allocation of cash from Genzyme General to Genzyme Biosurgery for Biosurgery designated shares [1]	**12,000**	–	–
Allocation of cash from Genzyme General to Genzyme Surgical Products for Surgical Products designated shares [1]	**–**	–	176,706
Allocation of cash from Genzyme General to Genzyme Tissue Repair for Tissue Repair designated shares [1]	**–**	9,910	5,001
Allocated value of Biosurgery Stock issued upon acquisition of Biomatrix	**–**	217,895	–
Allocated value of Biosurgery Stock issued upon acquisition of Focal	**9,801**	–	–
Tax benefit related to acquisition	**1,774**	107,044	–
Amortization of deferred tax benefit	**(18,189)**	–	–
Notes receivable from stockholders	**(535)**	(14,760)	–
Payment of notes receivable from stockholders	**2,841**	–	–
Allocated stock compensation expense	**66**	–	–
Payment from Genzyme General for transfer of research program	**–**	–	100
Payment from Genzyme General for transfer of interest in joint venture	**–**	–	25,000
Conversion of 5¼% convertible notes	**7**	–	–
Allocated value of Tissue Repair Stock issued upon conversion of convertible debt	**–**	–	12,483
Issuance of Tissue Repair Stock in connection with research programs	**–**	289	–
Allocated equity adjustments	**1,009**	28	(1,903)
Balance at end of period	**$ 394,454**	$ 511,106	$350,463

[1] *Designated shares are shares of our common stock that are not issued and outstanding, but which our board of directors may issue, sell or distribute without allocating the proceeds to the division corresponding to that series of stock. As of December 31, 2001, there were approximately 3.2 million Biosurgery designated shares.*

As a result of recording a deferred tax liability related to the purchase of Biomatrix, Genzyme Biosurgery released a corresponding deferred tax asset valuation allowance totaling $107.0 million. This reversal was recorded to division equity.

Stock Compensation Plans

We apply APB Opinion 25 and related interpretations in accounting for our five stock-based compensation plans: the 1990 Equity Incentive Plan, the 1997 Equity Incentive Plan, the 2001 Equity Incentive Plan and the 1998 Director Stock Option Plan (each of which are stock option plans), the 1990 Employee Stock Purchase Plan and the 1999 Employee Stock Purchase Plan. We do not recognize compensation expense for options granted under the provisions of these plans for options granted to employees with fixed terms and an exercise price greater than or equal to fair market value at the date of grant.

The following table sets forth division net loss data for Genzyme Biosurgery as if compensation expense for our stock-based compensation plans was determined in accordance with SFAS 123 based on the fair value at the grant dates of the awards. The resulting compensation expense would be allocated to Genzyme Biosurgery in accordance with our allocation policies:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Net loss:			
As reported	**$(145,170)**	$(162,217)	$(78,077)
Pro forma	**(154,290)**	(166,623)	(83,875)

Note L., "Stockholders' Equity," to our consolidated financial statements contains information regarding the assumptions we made in calculating pro forma compensation expense in accordance with SFAS 123.

Interdivisional Financing Arrangement

Our board of directors has made $25.0 million of Genzyme General's cash available to Genzyme Biosurgery. Under this arrangement, Genzyme Biosurgery is able to draw down funds as needed each quarter in exchange for designated shares based on the fair market value (as defined in our charter) of Biosurgery Stock at the time of the draw. Genzyme Biosurgery has made the following draws during the past three fiscal years:

- In 1999 – none;
- In 2000 – two draws aggregating $10.0 million in exchange for a reserve of approximately 1.7 million Tissue Repair designated shares, which were converted into approximately 0.6 million Biosurgery designated shares.

- In 2001 – $12.0 million in exchange for an additional reserve of approximately 1.9 million Biosurgery designated shares.

At December 31, 2001, $3.0 million remained available to Genzyme Biosurgery under this arrangement.

Note N. Commitments and Contingencies

We periodically become subject to legal proceedings and claims arising in connection with our business. We do not believe that there were any asserted claims against us as of December 31, 2001 which, if adversely decided, would have a material adverse effect on Genzyme Biosurgery's results of operations, financial condition or liquidity.

Note O. Income Taxes

Genzyme Biosurgery's provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	2001	2000	1999
Tax provision (benefit) at U.S. statutory rate	**(35.0)%**	(35.0)%	(35.0)%
State taxes, net	**(1.3)%**	(1.0)%	(1.2)%
Benefit of tax credits	**0.0%**	0.0%	0.0%
Nondeductible amortization	**3.2%**	0.9%	1.4%
Other, net	**0.3%**	0.2%	0.2%
Charge for purchase of in-process research and development	**0.0%**	17.7%	0.0%
Write-off of non-deductible goodwill	**3.6%**	0.0%	0.0%
Deductions subject to deferred tax valuation	**29.2%**	17.2%	34.6%
Effective tax rate	**0.0%**	0.0%	0.0%

The components of net deferred tax assets are described in the following table:

	December 31,	
(Amounts in thousands)	**2001**	2000
Deferred tax assets:		
Net operating loss carryforwards	**$151,970**	$ 125,386
Tax credits	**2,414**	2,366
Inventory	**9,611**	10,300
Reserves and other	**4,431**	3,971
Gross deferred tax asset	**168,426**	142,023
Valuation allowance	**(73,733)**	(34,104)
Net deferred tax asset	**$ 94,693**	$ 107,919
Deferred tax liabilities:		
Intangible amortization	**$ (92,430)**	$(105,770)
Depreciable assets	**(2,263)**	(2,149)
Net deferred tax liabilities	**$ –**	$ –

We had valuation allowances of $73.7 million in 2001 and $34.1 million in 2000 against otherwise recognizable deferred tax assets, primarily consisting of operating loss carryforwards, and capital losses from the purchase of in-process research and development as the realizability of these assets was not sufficiently assured.

As Genzyme Biosurgery recognizes these deferred tax assets in accordance with generally accepted accounting principles, the benefits of those assets are reflected in its tax provision. However, the benefit of these deferred tax assets has previously been allocated to Genzyme General in accordance with our management and accounting policies, and will be reflected as a reduction of Genzyme Biosurgery's net loss to determine net loss attributable to Biosurgery Stock.

Note P. Benefit Plans

Note P., "Benefit Plans", to our consolidated financial statements contains information regarding our 401(k) and other pension plans. We incorporate that information into this note by reference.

Note Q. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we present segment information in a manner consistent with the method we use to report this information to our management. Applying SFAS 131, Genzyme Biosurgery has three reportable segments:

- Cardiothoracic, which includes chest drainage systems, lung sealants, instruments and closures used in coronary artery bypass, valve replacement, lung surgery and other cardiothoracic surgeries;
- Orthopaedics, which includes Synvisc viscosupplementation product and Carticel chondrocytes; and
- Biosurgical Specialties, which includes Sepra products and Epicel skin grafts.

We have provided information concerning the operations in these reportable segments in the following table:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues [(1)]:			
Cardiothoracic [(2)]	**$ 69,118**	$ 76,406	$ 77,936
Orthopaedics	**101,790**	22,388	15,213
Biosurgical Specialties	**64,229**	46,397	39,107
Other [(3)]	**5**	23	97
Total	**$235,142**	$145,214	$132,353
Gross Profit [(1)]:			
Cardiothoracic [(2)]	**$ 21,945**	$ 30,536	$ 33,360
Orthopaedics	**71,214**	9,998	5,693
Biosurgical Specialties	**15,995**	22,870	12,754
Other [(3)]	**5**	23	97
Total	**$109,159**	$ 63,427	$ 51,904

(1) *In December 2000, we acquired Biomatrix. The results of operations of Biomatrix are included in the results of Genzyme Biosurgery from the date of acquisition.*

(2) *On June 30, 2001, we acquired Focal and allocated the acquisition to Genzyme Biosurgery's Cardiothoracic segment. The results of operations of Focal are included in the results of Genzyme Biosurgery from the date of acquisition.*

(3) *The Other category includes revenue from Genzyme Biosurgery's research and development contracts which we do not allocate to a particular segment of Genzyme Biosurgery.*

Segment Assets

We do not allocate assets within Genzyme Biosurgery for purposes of segment information. Total assets for Genzyme Biosurgery at December 31, 2001 of $704.7 million include:

- $25.9 million of assets resulting from the acquisition of the Class A and Class B limited partnership interests of GDP, including $8.4 million of goodwill and $17.5 million of other intangible assets;
- $19.2 million of assets resulting from the acquisition of Focal, including $1.4 million of goodwill and $7.9 million of other intangible assets; and
- $532.1 million of assets resulting from the acquisition of Biomatrix, including $114.0 million of goodwill and $284.9 million of other intangible assets.

The following table contains revenue information by geographic area:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues:			
U.S.	**$187,966**	$109,132	$ 95,124
Europe	**34,987**	24,554	28,234
Other	**12,189**	11,528	8,995
Total	**$235,142**	$145,214	$132,353

All long-lived assets are in the United States.

Genzyme Biosurgery markets its products directly to physicians and hospitals. Genzyme Biosurgery also markets its products through distributors and had the following sales to three unaffiliated distributors:

	December 31,		
(Amounts in thousands)	**2001**	2000	1999
Revenues:			
Cardiothoracic			
Distributor A	**$10,060**	$17,579	$20,188
Distributor B	**5,096**	9,888	10,031
Total	**15,156**	27,467	30,219
Orthopaedics			
Distributor C	**68,990**	–	–
Total	**$84,146**	$27,467	$30,219

Note R. Quarterly Results (Unaudited)

(Amounts in thousands)	**1st Quarter 2001**	**2nd Quarter 2001**	**3rd Quarter 2001**	**4th Quarter 2001**
Net revenue	**$ 54,156**	**$ 60,364**	**$ 63,219**	**$ 57,403**
Gross profit	**22,381**	**25,422**	**32,943**	**28,413**
Division net loss	**(35,327)**	**(37,608)**	**(21,525)**	**(50,710)**

(Amounts in thousands)	1st Quarter 2000	2nd Quarter 2000	3rd Quarter 2000	4th Quarter 2000
Net revenue	$ 34,949	$ 36,256	$ 34,607	$ 39,402
Gross profit	15,887	16,641	13,165	17,734
Division net loss	(15,014)	(14,398)	(19,524)	(113,281)

Note S. Subsequent Event

On February 1, 2002, Genzyme Biosurgery paid to Genzyme General $27.1 million, representing $20.0 million of the $25.0 million, plus accrued interest of 13.5% per annum, Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in Diacrin/Genzyme LLC. The refund obligation arose because Diacrin/Genzyme LLC, our joint venture with Diacrin, Inc., failed to initiate a phase 3 trial of NeuroCell-PD for Parkinson's disease by June 30, 2001.

To the Board of Directors and Stockholders of Genzyme Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Genzyme Biosurgery (as described in Note A) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note A to these financial statements, Genzyme Biosurgery is a division of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Biosurgery should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers, LLP
Boston, Massachusetts
February 14, 2002



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International Business and Country Management Team

Sandford D. Smith
President, International Group

David Bush, Ph.D.
Senior Vice President, Diagnostics International

Robin Larson
Vice President, Biosurgery International

Americas

Dane Bedward
Vice President and General Manager

Argentina
Sergio Navarro Hufenbach
Country Manager

Brazil
Rogerio Vivaldi
Vice President and General Manager

Colombia and Venezuela
Jhon Cuervo
Area Manager

Canada
Paul Drohan
Senior Director, Therapeutics

Dan Brown
Director, Biosurgery

Asia/Pacific

Paul Yamada
Vice President and General Manager, Japan and Asia/Pacific

Asia/Pacific
Dick Meijer
Vice President and General Manager

Japan
Joseph Melillo
Vice President and General Manager

Australia and New Zealand
David C. Lewis
Managing Director, Australasia

Asia
Larry Loo
Regional Manager, Therapeutics

Europe and Middle East

Belgium, the Netherlands, and Scandinavia
Philippe Van Holle
Vice President and General Manager, Northern Europe

Central and Eastern Europe
Ute Stoelzle
Vice President and General Manager

France
Frederic Turner
Vice President and General Manager

Greece, Israel, and Turkey
Ze'ev Zelig
Vice President and General Manager

Germany and Switzerland
John A. Graham
Vice President and General Manager

Peter Kessler
General Manager, Diagnostic Products

Olaf Bartsch, Ph.D.
Vice President, Business Development

Charlotte Diller
Vice President, Biosurgery

Italy
Massimo Boriero, M.D.
Vice President and General Manager, Southern Europe

Spain and Portugal
Fernando Royo, M.D.
Vice President and General Manager

United Kingdom and Ireland
Malcolm Johnson
Vice President and General Manager

Martin Cortvriend
Vice President, International Development

Middle East
Ariaan Schipper
Regional Director

International Operations Team

Belgium
Stephen Kennedy
Vice President and General Manager, Geel

Ireland
Dominic Carolan
Vice President and General Manager, Waterford

Switzerland
Daniel Scheidegger
Vice President, Liestal

United Kingdom
Simon Cousins, Ph.D.
Vice President, Haverhill

John Lovelady, Ph.D.
Vice President, Kent

European Executive Board

Sandford D. Smith, *co-chair*
President, International Group

Carlo Incerti, M.D., *co-chair*
Chief European Officer for Scientific Development; Senior Vice President, Biomedical and Regulatory Affairs

Massimo Boriero, M.D.
Vice President and General Manager, Southern Europe

James A. Geraghty
Senior Vice President, International Development

Ruediger Hauffe, M.D.
Central European Group Head

David Meeker, M.D.
Senior Vice President, Therapeutics, Europe

Erik Tambuyzer, Ph.D.
Vice President, Corporate Affairs, Europe

Frederic Turner
Vice President and General Manager, France

Ze'ev Zelig
Vice President and General Manager, Israel, Greece and Turkey

Genzyme Biosurgery Management Team

Earl M. Collier, Jr.
President

James W. Burns, Ph.D.
Senior Vice President,
Biosurgery Product Development

John R. Connolly
Executive Vice President

David B. Johnston
Vice President, Finance

J. Patrick Mackin
Senior Vice President,
Cardio-Thoracic Surgery

James J. McGorry
Senior Vice President,
Biosurgical Specialties

Ann Merrifield
Executive Vice President

Ellen C. Reifsneider
Vice President,
Human Resources

Ellen F. Ridge
Vice President,
Project Management

Corporate Officers

Henri A. Termeer
President and
Chief Executive Officer

Mara G. Aspinall
President, Genetics and
Pharmaceuticals

Mark R. Bamforth
Senior Vice President,
Corporate Operations

Earl M. Collier, Jr.
Executive Vice President and
President, Genzyme Biosurgery

Zoltan Csimma
Senior Vice President,
Human Resources

Thomas J. DesRosier, Esquire
Senior Vice President,
General Counsel and
Chief Patent Counsel

Richard H. Douglas, Ph.D.
Senior Vice President,
Corporate Development

David D. Fleming
Group Senior Vice President

James A. Geraghty
Senior Vice President,
International Development

Elliott D. Hillback, Jr.
Senior Vice President,
Corporate Affairs

Alison Lawton
Senior Vice President of
Regulatory Affairs and
Corporate Quality Systems

Evan M. Lebson
Vice President and Treasurer

Roger W. Louis, Esquire
Chief Compliance Officer

Gail J. Maderis
President,
Genzyme Molecular Oncology

John M. McPherson, Ph.D.
Senior Vice President,
Protein Development

Ann Merrifield
Executive Vice President,
Genzyme Biosurgery

Richard A. Moscicki, M.D.
Senior Vice President, Medical,
Clinical and Regulatory Affairs;
Chief Medical Officer

Donald E. Pogorzelski
President, Diagnostic Products

Alan E. Smith, Ph.D.
Senior Vice President, Research;
Chief Scientific Officer

Sandford D. Smith
President, International Group

Peter T. Traynor
Corporate Controller

Christi van Heek
President, Therapeutics

G. Jan van Heek
Executive Vice President,
Therapeutics and Genetics

Peter Wirth, Esquire
Executive Vice President
Legal, Corporate Development,
Molecular Oncology, and GelTex;
Chief Legal Officer; Clerk

Michael S. Wyzga
Senior Vice President, Finance;
Chief Financial Officer;
Chief Accounting Officer

Board of Directors

Henri A. Termeer
Chairman

Constantine E. Anagnostopoulos, Ph.D.,
Managing General Partner, Gateway Associates; Retired Corporate Officer, Monsanto Company

Douglas A. Berthiaume
Chairman and
Chief Executive Officer,
Waters Corporation

Henry E. Blair
Chairman and Chief Executive Officer, Dyax Corporation;
Co-Founder, Genzyme Corporation

Robert J. Carpenter
Chairman and President,
Peptimmune, Inc.; and President,
Boston Medical Investors, Inc

Charles L. Cooney, Ph.D.
Professor of Chemical and
Biochemical Engineering,
Massachusetts Institute of Technology

Dr. Victor J. Dzau
Chairman, Department of Medicine,
Physician in Chief and
Director of Research
Brigham and Women's Hospital

Connie Mack III
Former U.S. Senator

Stock Market Information

Genzyme Corporation has three series of common stock: Genzyme General Stock, Genzyme Biosurgery Stock and Molecular Oncology Stock. These stocks are intended to reflect the value and track the performance of our three divisions. All three stocks are traded on the over-the-counter market and prices are quoted on The Nasdaq National Market™ system under the symbols GENZ, GZBX and GZMO.

On June 28, 1999, we distributed to the holders of record of Genzyme General Stock as of June 14, 1999, 0.17901 of a share of Surgical Products Stock for each share of Genzyme General Stock held. Surgical Products Stock began trading on June 28, 1999.

In connection with the creation of Biosurgery Stock, on December 19, 2000, we exchanged 0.606 of a share of Biosurgery Stock for each share of Surgical Products Stock and 0.3352 of a share of Biosurgery Stock for each share of Tissue Repair Stock. The last day of trading for Surgical Products Stock and Tissue Repair Stock was December 18, 2000. Biosurgery Stock began trading on December 19, 2000.

On June 1, 2001, we effected a two-for-one stock split by distributing to the holders of record of Genzyme General Stock on May 24, 2001 one new share of Genzyme General Stock for each share of Genzyme General Stock held. All Genzyme General share and per share amounts below have been restated to reflect this split.

As of March 1, 2002, there were 2,492 stockholders of record of Genzyme General Stock, 6,977 stockholders of record of Biosurgery Stock and 2,311 stockholders of record of Molecular Oncology Stock.

The following table shows the high and low sale price for each series of Genzyme stock as reported by Nasdaq.

	2000		2001	
	high	low	high	low
Genzyme General Stock				
First quarter	31.75	19.84	47.75	34.34
Second quarter	30.38	20.19	64.00	42.49
Third quarter	38.25	28.44	59.89	39.61
Fourth quarter	51.88	30.81	61.64	43.37
Genzyme Biosurgery Stock				
First quarter	na	na	9.13	5.43
Second quarter	na	na	8.40	3.95
Third quarter	na	na	8.30	3.49
Fourth quarter	11.75	7.69	6.62	3.84
Genzyme Molecular Oncology Stock				
First quarter	40.00	5.34	12.19	6.63
Second quarter	19.50	8.88	16.00	6.99
Third quarter	16.27	6.75	13.45	6.88
Fourth quarter	17.13	8.63	10.15	7.05

No cash dividends have been paid to date on any series of common stock and we do not anticipate paying cash dividends in the foreseeable future.

Shareholder Information

Corporate Headquarters
Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139-1562

Legal Counsel
Palmer & Dodge LLP
Boston, Massachusetts

Registrar and Transfer Agent
American Stock Transfer and Trust Company, Inc.
59 Maiden Lane
New York, New York 10038
(212) 936-5100

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

Independent Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts

SEC Form 10-K
A copy of Genzyme Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available free of charge upon request to Corporate Communications, Genzyme Corp., One Kendall Square, Cambridge, Massachusetts 02139-1562.

Annual Meeting
The annual meeting of shareholders will be held on Thursday, May 30, 2002 at 2:00 p.m. at State Street Bank, 225 Franklin Street, Boston, Massachusetts.

The annual meeting will be broadcast live over the internet on our corporate website at http://www.genzyme.com in the Investors area.

For More Information

Genzyme's Investor Information Line
1-800-905-4369 (United States)
1-703-797-1866 (elsewhere)

The information line provides recorded messages and a fax-on-demand feature for news releases.

Genzyme on the Internet
http://www.genzyme.com


genzyme
BIOSURGERY

GENZYME BIOSURGERY
ONE KENDALL SQUARE
CAMBRIDGE, MA 02139-1562
(617) 252-7500
http://www.genzymebiosurgery.com